As filed with the Securities and Exchange Commission on April 21, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ORION ENGINEERED CARBONS HOLDINGS GMBH

(Exact Name of Registrant as Specified in Its Charter)

Federal Republic of Germany	2890	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

Hahnstraße 49

60528 Frankfurt am Main, Germany

+49 69 36 50 54-100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corporation Service Company

1180 Avenue of the Americas

New York, NY 10036

(800) 927-9800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David B. Harms Robert W. Downes Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	Marc D. Jaffe Wesley C. Holmes Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1281

Approximate date of commencement of proposed sale to the public: As promptly as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee
Ordinary shares, notional value €1.00 per share	$300,000,000	$38,640.00

(1)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6. Each American depositary share represents of an ordinary share.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(3)	Includes ordinary shares represented by American depositary shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the Selling Shareholder identified in this preliminary prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where such offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Dated April 21, 2014

ORION ENGINEERED CARBONS HOLDINGS GMBH

             AMERICAN DEPOSITARY SHARES

REPRESENTING              ORDINARY SHARES

Orion Engineered Carbons Holdings GmbH (the “Company”) is offering              American Depositary Shares (“ADS”) and Kinove Luxembourg Holdings 2 S.à r.l. (the “Selling Shareholder”) is offering              ADS. Each ADS will represent             ordinary shares of the Company with a notional value of €1.00. The Company will not receive any proceeds from the sale of the ADS by the Selling Shareholder.

This is our initial public offering and no public market exists for our ADS or ordinary shares. We anticipate that the initial public offering price will be between $              and              per ADS.

We intend to apply to list the ADS on the New York Stock Exchange (the “NYSE”) under the symbol “            .”

Investing in the ADS involves risks. See “Risk Factors” beginning on page 16.

	Price to Public	Underwriting Discounts and Commissions	Proceeds, before Expenses, to Company(1)	Proceeds, before Expenses, to Selling Shareholder
Per ADS	$	$	$	$
Total	$	$	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting.”

The Selling Shareholder has granted the underwriters the right to purchase up to an additional              ADS at the initial public offering price less the underwriting discount.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADS to purchasers on             , 2014.

MORGAN STANLEY	GOLDMAN, SACHS & CO.

UBS INVESTMENT BANK

            , 2014

None of the Company, the Selling Shareholder, or the underwriters have authorized anyone to provide any information or to make any representations other than as contained in this prospectus or in any free writing prospectuses prepared by, or on behalf of, the Company. The Company, the Selling Shareholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the ADS offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including             , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains and refers to certain forward-looking statements with respect to our financial condition, results of operations and business. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements.

Forward-looking statements are typically identified by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “objectives,” “outlook,” “probably,” “project,” “will,” “seek,” “target” and other words of similar meaning. These forward-looking statements include, without limitation, statements about the following matters:

•	our strategies for (i) strengthening our position in specialty carbon blacks and rubber carbon blacks, (ii) increasing our rubber carbon black margins and (iii) strengthening the competitiveness of our operations;

•	the proposed acquisition of QECC (as defined below);

•	the outcome of any pending or possible litigation or regulatory proceedings; and

•	our expectation that the markets we serve will continue to grow.

All these forward-looking statements are based on estimates and assumptions that, although believed to be reasonable, are inherently uncertain. Therefore, undue reliance should not be placed upon any forward-looking statements.

There are important factors that could cause actual results to differ materially from those contemplated by such forward-looking statements. These factors include, among others:

•	negative or uncertain worldwide economic conditions;

•	volatility and cyclicality in the industries in which we operate;

•	operational risks inherent in chemicals manufacturing, including disruptions as a result of severe weather conditions and natural disasters;

•	our dependence on major customers;

•	our ability to compete in the industries in which we operate;

•	our ability to develop new products and technologies successfully and the availability of substitutes for carbon black;

•	our ability to implement our business strategies;

•	volatility in the costs and availability of raw materials and energy;

•	our ability to realize benefits from investments, joint ventures, acquisitions or alliances;

•	information technology systems failures, network disruptions and breaches of data security;

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•	our relationships with our workforce, including negotiations with labor unions, strikes and work stoppages;

•	our ability to recruit or retain key management and personnel;

•	our exposure to political or country risks inherent in doing business in some countries;

•	environmental, health and safety regulations, including nanomaterial and greenhouse gas emissions regulations, and the related costs of maintaining compliance and addressing liabilities;

•	our investigation by the U.S. Environmental Protection Agency;

•	our operations as a company in the chemical sector, including the related risks of leaks, fires and toxic releases;

•	litigation or legal proceedings, including product liability claims;

•	our ability to protect our intellectual property rights;

•	our ability to generate the funds required to service our debt and finance our operations;

•	fluctuations in foreign currency exchange and interest rates;

•	the availability and efficiency of hedging;

•	changes in international and local economic conditions, including with regard to the Euro and the Eurozone debt crisis, dislocations in credit and capital markets and inflation;

•	potential impairments or write-offs of certain assets;

•	required increases in our pension fund contributions;

•	the adequacy of our insurance coverage;

•	changes in our jurisdictional earnings mix or in the tax laws of those jurisdictions;

•	our indemnities to and from Evonik;

•	challenges to our decisions and assumptions in assessing and complying with our tax obligations;

•	the absence of a previous public market for our ADS;

•	potential conflicts of interests with our principal shareholders; and

•	our status as a foreign private issuer.

In light of these risks, our results could differ materially from the forward-looking statements contained in this prospectus. For further information regarding factors that could affect our business and financial results and the related forward-looking statements, see “Risk Factors.”

All subsequent forward-looking statements are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk

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factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The Company (also referred to in this prospectus as the “Successor”) was incorporated on January 10, 2011. On July 29, 2011, the Company completed the acquisition from Evonik Industries AG (“Evonik”) of its carbon black business line (referred to in this prospectus as “Evonik Carbon Black” or the “Predecessor”).

In this prospectus, references to “Euro” and “€” are to the single currency adopted by participating member states of the European Union relating to Economic and Monetary Union, references to “$”, “US$” and “U.S. Dollars” are to the lawful currency of the United States of America and references to “Korean Won” are to the lawful currency of the Republic of Korea.

Non-IFRS Financial Measures

The financial statements included in this prospectus were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

In this prospectus, we present certain financial measures that are not recognized by IFRS and that may not be permitted to appear on the face of IFRS-compliant financial statements or notes thereto.

The non-IFRS financial measures used in this prospectus are Contribution Margin, Contribution Margin per Metric Ton (collectively, “Contribution Margins”), Adjusted EBITDA, Net Working Capital and Capital Expenditures. We define Contribution Margin as revenue less variable costs (raw materials, packaging, utilities and distribution costs). We define Contribution Margin per Metric Ton as Contribution Margin divided by sales volume measured in metric tons. We define Adjusted EBITDA as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, share of profit or loss of associates and certain other items. Adjusted EBITDA is defined similarly in the indenture governing our senior secured notes due 2018 (the “Senior Secured Notes”). We believe that Adjusted EBITDA is a useful profitability measure used by our management to evaluate our operating performance and make decisions regarding allocation of capital. We define Net Working Capital as inventories plus current trade receivables minus trade payables. We define Capital Expenditures as Cash paid for the acquisition of intangible assets and property, plant and equipment as shown in the audited consolidated financial statements.

We also use Segment Adjusted EBITDA Margin, which we define as Adjusted EBITDA for the relevant segment divided by the revenue for that segment. Adjusted EBITDA for our segments and Segment Adjusted EBITDA Margin are financial measures permitted under IFRS.

We use Adjusted EBITDA, Contribution Margins and Net Working Capital, as well as Adjusted EBITDA by segment and Segment Adjusted EBITDA Margin, as internal measures of performance to benchmark and compare performance among our own operations. We use these measures, together with other measures of performance under IFRS, to compare the relative performance of operations in planning, budgeting and reviewing the performance of our business. We believe these measures are useful measures of financial performance in addition to consolidated profit (or loss) for the period, operating result (EBIT) and other profitability measures under IFRS because they facilitate operating performance comparisons from period to period and company to company and, with respect to Contribution Margin, eliminate volatility in feedstock prices. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortization methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes, we believe that Adjusted EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated. For these reasons, we believe EBITDA-based measures are often used by the investment community as a means of comparison of companies in our industry. By deducting variable costs (raw materials, packaging, utilities and distribution costs) from revenue, we believe that Contribution Margins can provide a useful basis for comparing

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the current performance of the underlying operations being evaluated by indicating the portion of revenue that is not consumed by variable costs (raw materials packaging, utilities and distribution costs) and therefore contributes to the coverage of all costs and profits.

Different companies and analysts may calculate measures based on EBITDA, contribution margins and working capital differently, so making comparisons among companies on this basis should be done carefully. Adjusted EBITDA, Contribution Margins and Net Working Capital are not measures of performance under IFRS and should not be considered in isolation or construed as substitutes for revenue, consolidated profit (loss) for the period, operating result (EBIT), gross profit and other IFRS measures as an indicator of our operations in accordance with IFRS.

Reconciliation of Non-IFRS Financial Measures

The non-IFRS financial measures contained in this prospectus are unaudited (except for Adjusted EBITDA) and have not been prepared in accordance with IFRS or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. For a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-IFRS Financial Measures.”

INDUSTRY, RANKING AND OTHER DATA

Information included in this prospectus relating to industries, industry size, share of industry sales, industry position, industry capacities, industry demand, growth rates, penetration rates, average prices and other industry data pertaining to our business consists of estimates based on data reports compiled by professional third-party organizations and analysts, on data from external sources, on our knowledge of our sales and industries in which we operate and on our own calculations based on such information. In particular, certain information has been provided by Notch Consulting Group, and share of industry sales estimates are derived from information provided by Notch Consulting Group. In many cases, there is no readily available external information (whether from trade associations, government bodies or other organizations) to validate industry-related analyses and estimates, thus requiring us to rely on internally developed estimates. While we have compiled, extracted and reproduced industry data from external sources, including third-party, industry or general publications, we have not independently verified the data and cannot assure you of its accuracy or completeness. Similarly, while we believe our internal estimates to be reasonable, they have not been verified by any independent sources, and we cannot assure you as to their accuracy. Forecasts and other forward-looking information with respect to industry and ranking are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See “Note Regarding Forward-Looking Statements.”

TRADEMARKS AND TRADE NAMES

We own or have rights to certain trademarks and trade names that we use in conjunction with the operations of our business. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Capitalized terms used but not defined in this summary are defined in this prospectus. Investors should consider this prospectus in its entirety, including the information referred to under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors,” and the financial statements included elsewhere herein, prior to making an investment in our ADS. The basis of certain information in this prospectus regarding industry share and our position relative to our competitors is described under “Industry, Ranking and Other Data.”

In this prospectus, unless the context indicates otherwise, the term “Company” refers (i) as of any time prior to the conversion to a German stock corporation as described below, to Orion Engineered Carbons Holdings GmbH and (ii) as of any time after the conversion, to Orion Engineered Carbons Holdings AG and the terms “Orion,” “we,” “our,” “us” and “the Group” refer to the Company and its consolidated subsidiaries. Our fiscal year is a calendar year.

Overview

We are a leading global producer of carbon black headquartered in Germany. Carbon black is a form of carbon used to improve certain properties of materials into which it is added. It is used as a pigment and as a performance additive in coatings, polymers, printing and special applications (specialty carbon black) and in the reinforcement of rubber in tires and mechanical rubber goods (rubber carbon black). Historically, our business operated as a business line of Evonik and was acquired from Evonik on July 29, 2011 (the “Acquisition”) by investment funds managed by affiliates of Rhône Capital L.L.C. (the “Rhône Investors”) and investment funds managed by an affiliate of Triton Managers III Limited and TFF III Limited (the “Triton Investors”). Prior to the Acquisition, the Company had no substantive operations.

In 2013, we generated revenue of €1,339.6 million on sales volume of 968.3 kilo metric tons (“kmt”), Adjusted EBITDA of €191.1 million and a loss for the period of €18.9 million. We operate a diversified carbon black business with more than 280 specialty carbon black grades and approximately 70 rubber carbon black grades. Our product portfolio is one of the broadest in the industry and is divided into the following segments:

•	Specialty Carbon Black. We are one of the largest global producers of specialty carbon black with an estimated share of global industry sales of approximately 24% in 2013 measured by volume in kmt. We believe that our share of global industry sales measured by revenue is higher, since our product portfolio is weighted towards higher priced premium grades. We manufacture specialty carbon black at multiple sites for a broad range of specialized applications. Specialty carbon black imparts specific characteristics, such as high-quality pigmentation, ultraviolet (“UV”) light protection, viscosity control and electrical conductivity. In 2013, Adjusted EBITDA for our Specialty Carbon Black segment was €98.0 million and the Segment Adjusted EBITDA Margin was 25.1%. This segment accounted for 29.1% of our total revenue, 51.3% of our total Adjusted EBITDA and 19.7% of our sales volume in kmt in 2013.

•	Rubber Carbon Black. We are one of the largest global producers of rubber carbon black. We have a global supply network and an estimated share of global industry sales of approximately 7% in 2013 measured by volume in kmt, with industry sales shares by volume equal to or exceeding 15% in each of our major operating regions. In 2013, Adjusted EBITDA for our Rubber Carbon Black segment was €93.2 million and Segment Adjusted EBITDA Margin was 9.8%. This segment accounted for 70.9% of our total revenue, 48.7% of our total Adjusted EBITDA and 80.3% of our total sales volume in kmt in 2013.

We have over 75 years of experience and enjoy a long-standing reputation for technical capability in the carbon black industry and its served applications. Our experience has enabled us to develop our core competencies and proprietary technologies across the carbon black value chain. We provide consistent product quality, reliability, technical expertise and innovation, built upon continually improving processes and know-how through our advanced Innovation Group, which includes our research and development (“R&D”), applications technology and process development teams, and through supply chain execution.

Our Innovation Group works closely with our customers to develop innovative products and applications, while strengthening customer relationships and improving communication. Long-term R&D alliances and sophisticated technical interfaces with customers allow us to develop solutions to meet specific customer requirements. As a result, we have been able to generate attractive margins for our specialized carbon black products. Additionally, our Innovation Group works closely with our operations group to improve process economics with new process equipment designs, operating techniques and raw material selection.

We operate a modern global supply chain network comprising 13 wholly owned production plants and one jointly-owned production plant. We are currently seeking to acquire the Chinese carbon black manufacturer Qingdao Evonik Chemicals Co. Ltd. (“QECC”), which accounted for approximately 65 kmt in sales volume in 2013, and in which Evonik has a majority interest. The acquisition is subject to ongoing Chinese government review and negotiations with Evonik and between Evonik and its joint venture partner. We believe that this acquisition, if completed, would improve our ability to serve the Chinese market over and above our current use of our global network for exports to China.

The charts below illustrate our revenues (including freight charges) by geographic location, and our Adjusted EBITDA by segment, in 2013:

Our Strengths

We believe that the factors set forth below provide us with a competitive advantage.

Leading Industry Positions in the Growing Specialty and Rubber Carbon Black Markets

We are one of the largest global producers of specialty carbon black with an estimated share of global industry sales of approximately 24% in 2013 measured by sales volume in kmt. We are the third largest producer of rubber carbon black in the world and we have a global rubber carbon black distribution network. We had an estimated share of global industry sales in rubber carbon black of approximately 7% in 2013 measured by volume in kmt. Rubber carbon black sales are largely regional, since transportation costs are high relative to sales prices. We believe that in most of our key operating regions, our estimated rubber carbon black share of industry sales is higher than our global share based on volumes in kmt: approximately 15% in the European Union, 15% in North America, 32% in South Korea, 86% in South Africa and 18% in Brazil in 2013.

We expect the markets we serve to continue growing. Our Specialty Carbon Black segment provides the polymers, printing, coatings and special applications markets with highly customized, application-driven products that impart specific product characteristics, such as high-quality durable pigmentation, UV protection, viscosity control and conductivity. We expect these markets to continue growing because of increasing urbanization, changing packaging requirements and higher quality consumer demands. Our Rubber Carbon Black segment serves the tires and mechanical rubber goods markets and should continue to benefit from increasing mobility trends around the globe as well as the large and less volatile aftermarket of this industry.

Leading Technology and Product Innovation Platform that Drives Higher Margin, Specialty Niche Product Offering

We have a long-standing reputation in the industry for production expertise and applications knowledge. Our know-how allows us to develop high-quality products tailored to meet customer requirements. We have state-of-the art research facilities, including pilot plants, simulation technologies and sophisticated testing laboratories where we develop new products, and improve process efficiencies that help improve sales and realize cost savings. Our Innovation Group works closely with our clients to develop innovative products and applications. We believe that this collaboration provides us with an understanding of customer needs and improved industry knowledge, reducing time to market for new products. In 2013, we reorganized and consolidated our Innovation Group in one location in Germany (with branch technical centers in the United States, South Korea and China) and placed it under the leadership of a newly hired Senior Vice President—Innovation. This reorganization strengthens cooperation among our R&D, applications technology and process development teams to facilitate innovation and bring new products to market faster.

Carbon black product properties are influenced by the choice of production technology and operating parameters. We believe that we have the largest array of production and treatment technologies and therefore one of the broadest product offerings in the industry, including products for specialized niche applications and end-uses in higher value sectors. At present, we believe that we are the only global carbon black producer with the ability to produce specialty carbon black using furnace, gas, lamp and thermal black production processes. We believe that the strength of our technology and our innovation capabilities are reflected in our Segment Adjusted EBITDA Margin of 25.1% for the Specialty Carbon Black segment in 2013.

Global, Well Invested and Flexible Production Network

In 2013, we generated approximately 34% of our revenue by sales in Europe, 27% in North America, 24% in Asia, 7% in Brazil, 5% in Africa and the remainder elsewhere. Our production footprint supports this sales pattern as we operate a modern global supply chain network of four plants in the United States, two in South Korea, two in Germany (one wholly-owned and one jointly-owned) and one each in Brazil, Poland, Italy, France, Sweden and South Africa. This global manufacturing presence and sales reach provides us with a competitive platform to serve our customers. Our broad geographical presence supports global purchasing and expands our access to different feedstock sources around the world. Our broad presence allows us to compete regionally on a cost-effective basis because of the relatively high transportation costs of rubber carbon black, which make most inter-regional shipments less competitive. Our global supply network allows us to quickly establish credentials with customers in new locations and those seeking consistent supply across regions. For example, a customer that uses our products in Asia recently opened new facilities in the United States and purchased our product for the new facilities as well. Similar facilities built by Asian producers in Europe and by Japanese producers in China have also sought our materials. In specialty carbon blacks, we have been successful in translating grades for global customers produced in one region to another production site due to the strength of our reputation, our technical support and our consistent global quality.

The geographic diversity of our operations lowers our dependency on any particular region. Our specialty carbon black production sites are located in strategic parts of Europe, North America and Asia and serve customers globally, with plants, technical application staff and labs in close proximity to key customer sites. The scale and breadth of our product offering positions us to take advantage of favorable trends in both developed and emerging countries. We believe we are well placed to serve the key emerging growth markets through our manufacturing presence in South America (Brazil), Sub-Saharan Africa (South Africa), Asia (South Korea) and Eastern Europe (Poland). The acquisition of QECC, if completed, will improve our presence in China. In addition, following the Acquisition, we established a presence in Malaysia, Thailand, India and the UAE and are scheduled to open a business office in Indonesia by the end of 2014. Our diverse and flexible production and sales network also lowers our dependency on individual products, raw materials and end-uses.

We have recently invested in strategic sites to increase the capacity and flexibility of our production platform. For example, we increased our capacity by adding a new rubber carbon black production line in South Korea, which freed capacity in existing units for potential further specialty carbon black production. This line began operations in 2013. We are also making incremental capacity increases at various sites in the United States, Brazil and Southern Europe to meet demand from tire and mechanical rubber goods producers. In addition, in 2014, we commissioned a specialty carbon black after-treatment facility in Germany for higher margin products and are currently revamping a rubber carbon black line in Texas to produce specialty carbon black grades. These improvements allow us to opportunistically shift our capacity to produce higher margin products.

Since the Acquisition and until the end of 2013, we invested €165.5 million to upgrade, make more flexible and streamline our production network, to install cost-saving features such as energy recovery equipment and to provide for technological innovation in our manufacturing process.

Long-standing, Deep Relationships with Blue-chip Customer Base

We are a supplier to approximately 1,000 customers and operate in more than 80 countries, and have been a long-term supplier to many blue-chip companies. We serve approximately 700 customers in our Specialty Carbon Black segment and approximately 300 customers in our Rubber Carbon Black segment. We serve many of the largest, strategically positioned, global users of carbon black, many for over 30 years, including BASF, PolyOne and AkzoNobel in specialty carbon black products, Bridgestone, Goodyear and Michelin in tires and Cooper Standard, Hexpol and Hwaseung in mechanical rubber goods. We believe that our reputation results from our focus on high product quality, consistency, reliability and innovation and our ability to customize our products, combined with locally-based technical product and applications support and key account management. We believe that these qualities have helped us achieve a preferred supplier status with many blue-chip customers. Specialty and rubber carbon black applications require rigorous testing and approval processes, some of which can be lengthy. We believe that these processes, as well as the high degree of customization for a number of our products, help promote long-term customer relationships.

Flexible Contracts with the Ability to Pass Through Raw Material Cost Increases

We have a proactive price and contract management strategy, which supports our efforts to preserve our margins by passing feedstock and energy cost increases through to our customers on a timely basis. In recent years, global oil prices have fluctuated significantly; for example, Brent crude oil prices increased from $70 per barrel in May 2010 to a peak of $127 per barrel in April 2011, declining to $110 per barrel by the end of December 2013. A significant portion of our contracts have formula-driven price adjustment mechanisms for changes in raw material and energy costs (approximately 72% in the Rubber Carbon Black segment and approximately 42% in the Specialty Carbon Black segment, based on sales volumes in kmt in 2013). Most of our indexed contracts allow for monthly price adjustments, while a relatively small portion allow for quarterly price adjustments. Terms of our non-indexed contracts are usually short and we review sales prices under these contracts regularly to reflect raw material and energy price fluctuations as well as overall market conditions. We believe that our indexed and short-term contracts position us well to pass changes in raw material and energy costs through to our customers in a reasonably timely fashion. We also believe that this practice has enabled us to maintain our Segment Adjusted EBITDA Margins since the Acquisition, despite significant fluctuations in oil and other raw material prices, and largely obviates our need to engage in financial transactions to hedge against oil price fluctuations. For additional information about our price and contract management strategy, see “Business—Marketing, Sales and Customer Contracts—Flexible Contracts” and “Management’s Discussion of Financial Condition and Results of Operations—Key Factors Affecting our Results of Operations—Raw Materials and Energy Costs.”

Strong Operating Earnings Growth and Cash Generation Since the Acquisition

Since the completion of the Acquisition, we improved our profitability by achieving higher operating margins for both the Specialty Carbon Black and Rubber Carbon Black segments, implementing operating efficiencies, enhancing raw material sourcing, improving our production facilities and improving pricing above those price changes resulting from passing through changes in raw materials and energy costs for rubber carbon black. These measures helped increase our Contribution Margin per Metric Ton from €351.8 in the post-Acquisition period ending December 31, 2011 to €409.4 in the full year 2013 (our Gross Profit per Metric Ton was €215.1 in the post-Acquisition period ending December 31, 2011 and €296.6 in the full year 2013). We have also managed to achieve a leaner cost structure on a stand-alone basis, replacing the full overhead structure provided by Evonik while also reducing headcount overall.

We also improved our cash generation by reducing our Net Working Capital requirements by improving inventory and supply chain management, feedstock purchasing, production scheduling and receivables and payables management. Since the Acquisition, our management reduced the average number of days for which we need to maintain Net Working Capital from over 100 days to less than 70 days.

Since the Acquisition, we have been able to reduce our outstanding debt by repaying portions of our Senior Secured Notes, with the outstanding principal amount of those notes declining by approximately €78 million from the end of 2011 to the end of 2013. We were able to reduce our indebtedness during this period despite the significant investments we have made in improving our manufacturing infrastructure since the Acquisition. As a result, coupled with growing Adjusted EBITDA, we have been able to reduce our Net Leverage Ratio (Net Debt (our Senior Secured Notes and Shareholder Loan, including capitalized interest, net of cash) at period end as a multiple of Adjusted EBITDA for the trailing 12 months) from 4.77x at the end of 2011 to 3.94x at the end of 2013. We expect to achieve a substantial further reduction in leverage upon the completion of this offering and the Refinancing described below.

Highly Experienced, Entrepreneurial Management Team with Proven Track Record

Our senior management has an average of more than 20 years of business and industry experience. Our chief executive officer, Jack Clem, joined an affiliated joint venture of the business in 2001 and has over 35 years of experience in the performance materials and chemicals industry, with a significant portion of his career in carbon black. Our chief financial officer, Charles Herlinger, has served as chief financial officer for both public and private companies. Our senior managers are veterans of global materials businesses and have a track record of achieving profitable growth and managing through economic cycles. In addition to our experienced management team, the company leadership was further enhanced after the Acquisition by the addition of senior key members. Of our eight Executive Officers who currently report to our chief executive officer, five joined the company after the Acquisition.

Our new management team helped us reach stand-alone status following the Acquisition faster than targeted by our shareholders and achieved substantial improvements in operational processes, such as headcount reduction, talent upgrading, operating margins, customer and product mix management, working capital management, financial transparency and supply chain effectiveness.

Our Risks and Challenges

Our business is subject to numerous risks and challenges that we describe in “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks and challenges before investing in our ADS. Our key risks and challenges include, but are not limited to, the following:

•	negative or uncertain worldwide and regional economic conditions, which may adversely affect demand for our products in our key markets;

•	strong competition and fast development of new products that could be used as a substitute for carbon black and reduce demand for our products, or similar developments that could reduce demand for our customers’ products or make us unable to implement our business strategies;

•	volatility in the industry and in the costs and availability of raw materials and energy, which could adversely affect our profitability and cash flows, especially if we are unable to adjust our pricing quickly enough to pass rising costs to our customers;

•	high customer concentration and dependence on our major customers;

•	risk of actual or alleged violations of environmental regulations, investigations by environmental protection agencies in Europe, the United States and elsewhere (including the pending investigation of our U.S. operations by the U.S. Environmental Protection Agency (the “EPA”)) and liabilities that we could incur under such laws and regulations as a result of litigation and regulatory proceedings (including fines, capital expenditures and remediation costs that could arise from the pending EPA investigation). For more information, See “Business—Environmental, Health and Safety Matters—Environmental—Environmental Proceedings”; and

•	safety and health risks resulting from our operations as a company in the chemical sector.

Our Strategy

We intend to use our core competencies in carbon black production and end-use application knowledge to continue strengthening our market shares, our long-term profitability and our position as a preferred supplier in major markets around the world, as follows:

Continue Strengthening Our Leadership Position in Specialty Carbon Black

We believe that our Segment Adjusted EBITDA Margin of 25.1% in 2013 and our share of global industry sales for the Specialty Carbon Black segment demonstrate that we are a global leader in these carbon black products. We intend to continue strengthening our position as a premium producer of these products by increasing our presence in the markets we serve. We expect this growth to be driven by new premium performance specialties to address increasing customer requirements and by expanding both our technical sales coverage and production platforms to better supply emerging markets where historically we have been under-represented. Since the Acquisition, we have increased personnel in our specialty carbon black sales force by approximately 15%. We will continue upgrading and expanding our technical sales support capabilities by recruiting and retaining regional industry experts in specialty carbon black applications and key account management. We also plan to implement initiatives to match local production with local demand by expanding our specialty carbon black capacity in regions such as Asia and South America. We will continue our shift to higher margin products as opportunities arise and through ongoing investment in facilities, technology and R&D.

We have focused our innovation efforts on certain “Lighthouse Projects”, which we define as those critical initiatives targeted at delivering premium products for high value applications such as conductive materials, advanced insulation materials, battery applications and the next generation of coatings. Our investments in after-treatment facilities in Germany came on line in early 2014 and are expected to help support continued growth in these materials. A new generation reactor is planned to commence operation in 2015 in Germany, adding another advanced technology to our production platform. This unit will be directed to specialized materials for proprietary applications. The trend of shifting rubber carbon black production to specialty carbon black capacity will continue with the next line conversion scheduled for late 2014 in the United States. Planning is underway for similar conversions in Asia and South America, following recent conversions at Malmö (Sweden) and Belpre (Ohio).

Continue Increasing Our Rubber Carbon Black Margins While Growing Globally with Our Customers

We expect to grow our business by expanding our production to meet the demands of our customers in our regional markets. These markets are expanding with the growing mobility trends around the world and we are well situated to supply these regions with a strong production footprint.

We have expanded capacity in South Korea and will be using the additional volumes of this unit to address the markets in South Korea and the larger Asia-Pacific region, which should help expand our market share in that region. We are also seeking to acquire QECC, which would give us better access to the Chinese market for rubber carbon black, a market we believe offers significant opportunities for profitable growth and which we currently serve only through export channels. We are also actively seeking other acquisition opportunities and joint venture partners in China to further expand our rubber carbon black production base (as well as provide a future platform for specialty carbon black production). Planning is underway to increase capacities in our facility in Paulinia (Brazil) to meet the demands of major tire and mechanical rubber companies that are expanding in South America. Our plant in Jaslo (Poland) is well situated to serve the growing Eastern European market. As this region grows, we will be prepared to add capacity to this facility. We have recently taken steps to eliminate bottlenecks in our U.S. platform in order to meet demand as tire companies commission new manufacturing facilities in the United States.

We also seek to improve the profitability of our rubber carbon black business by developing applications in higher margin markets for mechanical rubber goods and specialty tire requirements. For example, we recently increased capacity in South Korea and Southern Europe for mechanical rubber goods grades that offer improved performance in compounds for automotive sealing systems. We are also supporting our customers’ efforts to meet labeling requirements for tires in Europe and those to come in the United States, South Korea and other countries, by ensuring consistent quality within tightening specifications from our global network. A major “Lighthouse Project” is also underway to commercialize new grades of rubber carbon black that offer a substantial increase in tread life while maintaining other properties such as rolling resistance and traction.

With the increased visibility provided by our recently upgraded global management information system, we are better positioned to continue improving our customer and product mix by shifting to more profitable customer/location/grade combinations in our markets around the world. Our global management information system also supports enhanced efforts in price discipline and management of cost increase pass-throughs where necessary and should help us gain a more strategic balance in our relationships with our global key accounts and larger regional accounts.

Strengthening the Competitiveness of Our Operations

We have improved the operating efficiency of our business since the Acquisition. Our goal is best-in-class operating economics in our production platform and a streamlined business structure for Orion as a whole. We believe that our current operational efficiency, flexibility and reliability give us a competitive foundation for future value-creation. We intend to continue our production and energy efficiency initiatives by further exploiting alternative feedstock sources, while optimizing our feedstock and energy purchasing and pricing methods. We will continue upgrading our production lines with the higher efficiency “Orion Design” reactors, which are expected to help increase yield and improve reliability. We recently commissioned “Orion Design” reactors in Ivanhoe (Louisiana) and Orange (Texas) and plan to install such reactors in several other facilities in the United States as well as in Asia and South Africa. We have seen strong increases in global energy efficiency since we installed upgraded heat-recovery equipment in a number of our plants and expect to continue this upgrade at other plants as opportunities for efficiency improvements arise.

Since the Acquisition we have adopted a series of best-practices in our production network. These new standards and approaches have helped us increase our operating efficiencies without significant capital expenditure and will add more value as we continue to develop them. We will continue to focus managerial resources on bringing all of our facilities in line with these higher standards while systematizing our improved practices to make the gains sustainable.

We have used similar best-practice standards for our High Performance Organization (“HPO”) initiative. HPO is targeted at redesigning work processes and increasing employee involvement to improve productivity. We began operating as an independent company with well over 1,500 employees at the time of the Acquisition. Despite having to hire more than 60 administrative personnel to provide a range of services previously provided by Evonik, as a result of certain headcount reduction initiatives we reduced our personnel to 1,405 at the end of 2013. The closure of our Sines (Portugal) plant in December 2013 will lead to a further headcount reduction of approximately 35 full-time employees (FTEs) in 2014. Our headcount reduction efforts included a continuing talent upgrade program that has resulted in the reduction of well over 250 personnel, replaced with approximately 100 higher-qualified personnel. A key success in this area has been the revamping of our senior management team, replacing a majority of the positions with globally experienced senior managers. In addition, we intend to continue implementing a more efficient corporate and management structure at less senior levels, coupled with compensation arrangements that strengthen incentives for our employees with individual performance-linked bonuses based on value creation and cash generation.

We intend to further improve our global management information system to provide better transparency and improve organizational efficiencies, having completed in 2013 the rollout of our globally standardized SAP platform. Such transparency permits better pricing and portfolio mix decisions, clear cost accountability within the organization and improved performance through continued pursuit of best practices in distribution methods and supply chain management, including global inventory management, integrated sales and production planning, and process efficiency upgrades. Our operations key performance indicator system provides management with a more timely and consistent view of the critical operating parameters of our platform around the globe. A specialized team of engineers is ready to act quickly on anomalies identified by the newly commissioned system.

Corporate History and Information

We are currently a German limited liability company (Gesellschaft mit beschränkter Haftung), with a registered office in Frankfurt am Main, Germany. We were incorporated on January 10, 2011 and are registered with the commercial register maintained by the local court (Amtsgericht) of Frankfurt am Main, Germany, under HRB 90495 B. Prior to the completion of this offering, we expect to become a German stock corporation

(Aktiengesellschaft or AG). Our principal executive offices are located at Hahnstraße 49, 60528 Frankfurt am Main, Germany, and our telephone number is +49 69 36 50 54-100. Our website address is www.orioncarbons.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus. Our agent for service of process in the United States is Corporation Service Company, located at 1180 Avenue of the Americas, New York, NY 10036, telephone number (800) 927-9800.

Historically, our business operated as a business line of Evonik. Effective July 29, 2011, the Rhône Investors and the Triton Investors indirectly acquired from Evonik the entities operating its carbon black business. Currently, we operate on a fully stand-alone basis. We operate our businesses through a number of direct and indirect subsidiaries.

Our Principal Shareholders and Selling Shareholder

Our principal shareholders are the Rhône Investors and the Triton Investors (the “Principal Shareholders”). The Selling Shareholder is Kinove Luxembourg Holdings 2 S.à r.l., a Luxembourg entity that is primarily owned, indirectly, by the Principal Shareholders. The remaining ownership interests in the Selling Shareholder are held indirectly by Luxinva S.A. (the “ADIA Investor”), a wholly owned subsidiary of the Abu Dhabi Investment Authority, a public institution wholly owned by the Government of the Emirate of Abu Dhabi, and by members of our management, through an investment vehicle described below under “Related Party Transactions—Management Participation Program.” After giving effect to this offering the Rhône Investors, the Triton Investors, the ADIA Investor and Management Investors (as defined below) will own, indirectly,         %,         %,         % and         %, respectively, of our ordinary shares (         %,         %,         % and         %, respectively, assuming full exercise of the underwriters’ option to purchase additional ADS). See “Principal Shareholders and Selling Shareholder.”

Refinancing

At or prior to the closing of this offering, we intend to take the following steps to refinance our outstanding borrowings (the “Refinancing”). The matters described below reflect our current estimates and plans.

•	Enter into a new credit facility (the “New Credit Facility”) consisting of (i) a € term loan, which we expect would have a final maturity in and would accrue interest at an annual rate between % and %, and (ii) a multicurrency revolving line of credit of up to € , which we expect would have a final maturity in and would accrue interest at an annual rate between % and %; and

•	Use the net proceeds from the term loan described above, together with all net proceeds we receive from this offering and available cash, to do the following:

•	redeem our outstanding Senior Secured Notes in full, in an aggregate principal amount of approximately € (plus approximately € of redemption premium and accrued interest); and

•	repay an outstanding loan from an affiliate of the Selling Shareholder (the “Shareholder Loan”) in full, in an aggregate principal amount of approximately € (plus approximately € of accrued interest), which will be used, together with other funds from the Selling Shareholder, to repay all the outstanding PIK Toggle Notes due 2019 issued by an affiliate of the Selling Shareholder.

Upon completion of this offering and the Refinancing, our current indebtedness described in this prospectus under the section entitled “Description of Material Indebtedness” would be extinguished and, together with our existing $250.0 million revolving credit facility (the “Revolving Credit Facility”) (which is undrawn), would be replaced with the New Credit Facility. As a result of these steps, we would expect that our outstanding total liabilities would be reduced by approximately €            , or         %, from the amount outstanding as of December 31, 2013. In addition, we would expect the Refinancing to substantially reduce our interest costs, which have reflected annual interest rates, in the case of the Senior Secured Notes, of 10.000% (Euro tranche) and 9.625% (U.S. Dollar tranche) and, in the case of the Shareholder Loan, 10.74% (if interest is paid in cash) and 11.59% (if interest is capitalized). In comparison, we estimate that the new term loan would have an annual interest rate between         % and         %. The Euro amounts referred to above include U.S. Dollar amounts converted at the convenience translation rate as of December 31, 2013 described under “Currencies and Exchange Rates.” For more information about the potential impact of this offering and the Refinancing on our balance sheet, see “Capitalization.”

THE OFFERING

ADS offered in this offering	ADS, representing ordinary shares.

ADS offered by us	ADS, representing ordinary shares.

ADS offered by the Selling Shareholder	ADS, representing ordinary shares.

Ordinary shares to be outstanding immediately after this offering	ordinary shares.

Option to purchase additional ADS	The underwriters have an option for a period of 30 days from the date of this prospectus to purchase from the Selling Shareholder up to additional ADS representing ordinary shares at the public offering price, less the underwriting discount.

American Depositary Shares	The underwriters will deliver our ordinary shares in the form of ADS. Each ADS, which may be evidenced by an American Depositary Receipt (“ADR”) that represents an ownership interest in of our ordinary shares. As an ADS holder, we will not treat you as one of our shareholders. The depositary, , will be the holder of the ordinary shares underlying your ADS. You will have ADS holder rights as provided in the deposit agreement. Under the deposit agreement, you may only vote the ordinary shares underlying your ADS if we ask the depositary to request voting instructions from you. The depositary will pay you the cash dividends or other distributions, if any, it receives on ordinary shares after deducting its fees and expenses and applicable withholding taxes. You may need to pay a fee for certain services, as provided in the deposit agreement. You are entitled to the delivery of ordinary shares underlying your ADS upon the surrender of such ADS, the payment of applicable fees and expenses and the satisfaction of applicable conditions as set forth in the deposit agreement.

To better understand the terms of the ADS, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. We are offering ADS so that we can be listed on the NYSE and investors will be able to trade our securities and receive dividends on them in U.S. Dollars.

Depositary

Custodian

Voting rights	Each ordinary share carries one vote.

Use of proceeds	We expect to receive approximately $ million of net proceeds from the sale of ADS by us in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, based on an assumed public offering price of $              per ADS (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). We will not receive any of the proceeds from the sale of ADS by the Selling Shareholder.

We currently intend to use all net proceeds from this offering, together with term loan borrowings under the New Credit Facility and available cash, (i) to redeem the Senior Secured Notes in full in an aggregate principal amount of approximately € (plus approximately € in redemption premium and accrued interest) and (ii) to repay the Shareholder Loan in full in an aggregate principal amount of approximately $ (plus approximately $ in accrued interest). See “Refinancing” and “Use of Proceeds.”

Dividend policy	We have not declared or paid any dividends since the Acquisition, but subject to our refinancing we currently intend to begin paying regular annual dividends on our ordinary shares after the completion of this offering, beginning in 2015 in respect of the portion of 2014 following our conversion to a German stock corporation in connection with this offering. The amount of any future dividend has not been determined. In accordance with the German Stock Corporation Act, the amount would have to be approved by the shareholders at their annual general meeting, upon the recommendation of the Management Board and the Supervisory Board, would depend on the balance sheet profit of the Company and be subject to other German law requirements. For more information see “Dividend Policy.”

Listing	We intend to apply to list our ADS on the NYSE under the symbol “ ”.

Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to an additional                      ADS from the Selling Shareholder. Following the completion of this offering, the Rhône Investors, the Triton Investors the ADIA Investor and our management will hold         %,         %,         % and         % (or         %,         %,         % and         % if the underwriters exercise their option to purchase additional ADS in full) of our ordinary shares, respectively.

Summary Historical Financial Information and Other Data

The following tables set forth our summary historical financial information and other data for the fiscal years 2013, 2012 and 2011 and as of December 31, 2013 and 2012, which, except for Net Working Capital, Change in Net Working Capital, Total gross profit per Metric Ton, Contribution Margin and Contribution Margin per Metric Ton, has been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our balance sheet information as of December 31, 2011 is derived from our audited consolidated financial statements, which are not included in this prospectus. This information should be read in conjunction with the consolidated financial statements included elsewhere in this prospectus, the related notes and other financial information included herein. Our historical results are not necessarily indicative of the results that might be expected for future interim periods or for the full fiscal year ending December 31, 2014.

The Company was incorporated on January 10, 2011 and prior to the Acquisition had no operations. The Successor period for 2011 covers the period from incorporation through December 31, 2011 (the Successor “Period ended December 31, 2011”). For the Predecessor period ended July 29, 2011, financial information set forth below has been derived from Evonik Carbon Black’s audited combined financial statements (the Predecessor “Period ended July 29, 2011”).

The following table also contains translations of Euro amounts into U.S. Dollars as of and for the year ended December 31, 2013. These translations are solely for the convenience of the reader and were calculated at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York, which as of December 31, 2013 was €1.00 = US$1.3779. You should not assume that, on that or any other date, one could have converted these amounts of Euro into U.S. Dollars at that or any other exchange rate.

	Successor				Predecessor
Income Statement Data	Year Ended December 31,			Period Ended December 31,	Period Ended July 29,
	2013		2012	2011	2011
	(in US$ million)	(in € million)	(in € million)	(in € million)	(in € million)
Revenue	1,845.9	1,339.6	1,397.5	545.1	780.6
Cost of sales	(1,475.5)	(1,070.8)	(1,116.0)	(455.1)	(611.5)
Gross profit	370.4	268.8	281.6	89.9	169.1
Selling expenses	(126.9)	(92.1)	(96.2)	(42.1)	(61.2)
Research and development costs	(13.9)	(10.1)	(9.5)	(4.8)	(5.8)
General and administrative expenses	(72.4)	(52.5)	(54.3)	(14.1)	(19.3)
Other operating income	11.5	8.3	18.5	12.1	145.0
Other operating expenses	(53.2)	(38.6)	(52.4)	(57.0)	(31.7)
Operating result (EBIT)	115.6	83.9	87.7	(16.0)	196.0
Finance income	23.7	17.2	5.2	7.6	0.3
Finance costs	(155.6)	(112.9)	(103.6)	(76.0)	(12.0)
Share of profit or loss of joint venture	0.5	0.4	0.4	0.2	0.5
Financial Result	(131.5)	(95.4)	(97.9)	(68.2)	(11.3)
Consolidated profit or loss before income taxes	(15.9)	(11.5)	(10.2)	(84.2)	184.7
Income taxes	(10.1)	(7.3)	(8.9)	9.8	(62.1)
Consolidated profit or loss for the period	(26.0)	(18.9)	(19.1)	(74.4)	122.7
Net Earnings Per Share(1)

	Successor				Predecessor
Balance Sheet Data	As of December 31,			As of December 31,	As of July 29,
	2013		2012	2011	2011
	(in US$ million)	(in € million)	(in € million)	(in € million)	(in € million)
Cash and cash equivalents	97.0	70.4	74.8	98.9	39.0
Property, plant and equipment	459.5	333.5	334.6	325.5	319.5
Total assets	1,387.5	1,007.0	1,092.8	1,141.7	1,020.2
Total liabilities	1,492.9	1,083.5	1,091.9	1,118.0	563.3
Total equity	(105.4)	(76.5)	0.8	23.7	456.9

	Successor				Predecessor
Cash Flow Data	Year Ended December 31,			Period Ended December 31,	Period Ended July 29,
	2013		2012	2011	2011
	(in US$ million	(in € million)	(in € million)	(in € million)	(in € million)
Change in Net Working Capital(2) (increase)/decrease	64.3	46.7	54.3	27.3	(59.9)
Capital Expenditures(3)	(106.3)	(77.2)	(71.3)	(17.1)	(16.2)

	Successor				Predecessor
Other Financial Data	Year Ended December 31,			Period Ended December 31,	Period Ended July 29,
	2013		2012	2011	2011
	(in US$ million, unless otherwise indicated)	(in € million, unless otherwise indicated)	(in € million, unless otherwise indicated)	(in € million, unless otherwise indicated)	(in € million, unless otherwise indicated)
Adjusted EBITDA(4)	263.3	191.1	188.0	57.9	111.7
Contribution Margin(4)	546.2	396.4	402.7	147.0	242.2
Contribution Margin per Metric Ton (in €/US$)(5)	564.1	409.4	424.1	351.8	381.1
Depreciation, amortization and impairment(5)	104.8	76.1	59.3	23.4	22.4
Net Working Capital(2)	305.0	221.3	268.1	322.3	349.6

	Successor				Predecessor
Operating Segment Data(6)	Year Ended December 31,			Period Ended December 31,	Period Ended July 29,
	2013		2012	2011	2011
	(in US$ million, unless otherwise indicated)	(in € million, unless otherwise indicated)	(in € million, unless otherwise indicated)	(in € million, unless otherwise indicated)	(in € million, unless otherwise indicated)
Volume (in kmt)
Specialty Carbon Black	190.6	190.6	185.2	69.0	114.8
Rubber Carbon Black	777.7	777.7	764.5	348.9	520.7
Total volume	968.3	968.3	949.6	417.9	635.5
Revenue
Specialty Carbon Black	537.8	390.3	400.1	138.0	236.9
Rubber Carbon Black	1,308.2	949.4	997.5	407.0	543.7
Total segments	1,845.9	1,339.6	1,397.6	545.0	780.6
Gross profit
Specialty Carbon Black	169.2	122.8	125.6	39.6	94.9
Rubber Carbon Black	201.3	146.1	155.9	50.3	74.1
Total gross profit	370.4	268.8	281.5	89.9	169.0
Total gross profit per Metric Ton (in €/US$)	382.6	277.7	296.4	215.1	265.9
Adjusted EBITDA
Adjusted EBITDA Specialty Carbon Black	135.0	98.0	89.4	26.2	69.0
Adjusted EBITDA Rubber Carbon Black	128.4	93.2	98.6	31.7	42.7
Adjusted EBITDA(4)	263.3	191.1	188.0	57.9	111.7

(1)	Information to be provided after our conversion to a German stock corporation (Aktiengesellschaft).

(2)	Change in Net Working Capital represents the difference between the Net Working Capital on the balance sheet at the beginning and at the end of the relevant period. Net Working Capital is defined as inventories plus current trade receivables minus trade payables. Net Working Capital is a non-IFRS financial measure. For a reconciliation of non-IFRS financial measures to the most directly comparable IFRS measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-IFRS Financial Measures.” See also “Presentation of Financial and Other Information.”

(3)	Capital Expenditures is defined as Cash paid for the acquisition of intangible assets and property, plant and equipment as shown in the audited consolidated financial statements.

(4)	Adjusted EBITDA represents operating result (EBIT) before depreciation and amortization, adjusted for certain non-recurring and other items as further specified in the table below. Different companies and analysts may calculate EBITDA-based measures differently, so making comparisons among companies on this basis should be done very carefully. EBITDA-based measures are not measures of performance under IFRS and should not be considered in isolation or construed as substitutes for revenue, consolidated profit or loss for the period, operating result (EBIT), gross profit and other IFRS measures as an indicator of our operations in accordance with IFRS. See “Presentation of Financial and Other Information.” For a reconciliation of non-IFRS financial measures to the most directly comparable IFRS measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-IFRS Financial Measures.”

(5)	Contribution Margin represents revenue less costs of raw materials, packaging, utilities and distribution. Contribution Margin per Metric Ton represents Contribution Margin divided by sales volume measured in metric tons. We believe that Contribution Margins can provide a useful basis for comparing the current performance of the underlying operations being evaluated, because our revenue is strongly impacted by fluctuations in raw material costs, in particular the cost of carbon black oil, our principal feedstock. Different companies and analysts may calculate contribution margins differently, so making comparisons among companies on this basis should be done very carefully. Contribution Margins are not measures of performance under IFRS and should not be considered in isolation or construed as a substitute for revenue, consolidated profit or loss for the period, operating result (EBIT), gross profit and other IFRS measures as an indicator of our operations in accordance with IFRS. See “Presentation of Financial and Other Information.” For a reconciliation of non-IFRS financial measures to the most directly comparable IFRS measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-IFRS Financial Measures.”

(6)	Our business is divided between the following two operating segments: Specialty Carbon Black and Rubber Carbon Black. The allocation of income and expenses to the segments is based on agreed procedures as set forth in the notes to our consolidated financial statements included elsewhere in this prospectus. Certain income and expenses are not allocated to the individual segments. These include Acquisition related expenses, restructuring expenses, consulting fees related to group strategy, share of profit or loss of associates, other amortization and other non-operating expenses, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-IFRS Financial Measures.”

RISK FACTORS

You should carefully consider the following risks and other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before you decide to purchase our ADS. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also affect our business operations and financial condition. If any of these risks actually occur, our business, financial condition and results of operations could be materially affected. As a result, the trading price of our ADS could decline and you could lose part or all of your investment.

Risks Related to Our Business

Negative or uncertain worldwide economic conditions may result in business volatility and may adversely impact our business, financial condition, results of operations and cash flows.

Our operations and performance are materially affected by worldwide economic conditions. Because carbon black is used in a diverse group of end products, demand for carbon black has historically been related to real GDP and general global economic conditions. In particular, a large part of our sales has direct exposure to the cyclical automotive industry and, to a lesser extent, the construction industry. As a result, our business experiences a level of inherent cyclicality. The nature of our business and our large fixed asset base make it difficult to rapidly adjust our fixed costs downward when demand for our products declines, which could materially affect our profitability. A global or regional economic downturn may reduce demand for our products, which would decrease our revenue and could have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, our results of operations dropped sharply in the wake of the global financial and economic crisis in the second half of 2008 and 2009. In periods with significant market turmoil and tightened credit availability, we expect to experience difficulty in collecting accounts receivable, pricing pressure and reduced global business activity.

Structural changes in the industries in which we operate may result in business volatility and may adversely affect our business, financial condition, results of operations and cash flows.

Our business is influenced by structural changes in the industries in which we operate, such as the entry of new suppliers, product substitution, changing technologies, industry consolidation and the migration of customers to lower-cost countries. Some of our customers have in the past shifted, and may continue to shift, manufacturing capacity from mature regions, such as North America and Europe, to emerging regions, such as Asia and South America. Although we have developed and implemented strategies to meet these changes in demand, we cannot be certain that we will be able to successfully expand capacity in emerging regions. Our ability to expand in these regions depends in part on their economic and political conditions and on our ability to establish and finance operations, construct additional manufacturing capacity or form strategic business alliances including acquisitions and joint ventures. Over the last few years, for instance, our competitors in China have aggressively added capacity at a far greater rate than demand has increased, which has resulted in pressured margins in the region. In addition, we may not be successful in reducing capacity in mature regions commensurate with industry demand. Similarly, demand for our customers’ products and our competitors’ reactions to market conditions could affect our results. Our business is also sensitive to changes in industry capacity utilization. Prices tend to decrease when capacity utilization decreases, which could adversely affect our business, financial condition, results of operations and cash flows.

Our business is subject to operational risks, which could adversely affect our business, financial condition, results of operations and cash flows.

Our operations are subject to hazards inherent in chemicals manufacturing and the related use, storage, transportation and disposal of feedstocks, products and wastes, including but not limited to, fires and explosions, accidents, severe weather and natural disasters, including hurricanes, tornados, ice storms, droughts, floods and earthquakes, mechanical failures, unscheduled downtime at our production facilities; transportation interruptions; pipeline leaks and ruptures, quality problems, technical difficulties, energy grid shutdowns, discharges or releases of toxic or hazardous substances or gases, other environmental risks, and sabotage, terrorist attacks or other acts of violence as well as potential boycotts, general strikes, sanctions or blockades.

Such events could disrupt our supply of raw materials or otherwise affect production, transportation and delivery of our products or affect demand for our products. We could incur significant expenditures in connection with such operational risks. These may be caused both by external factors, such as natural disasters, war, acts of terrorism, strikes, official orders, technical interruptions or material defects, or accidents or other mistakes in internal procedures, such as fire, explosion or release of toxic or hazardous substances. In all of these cases, our property or third-party property or the environment may sustain damage, or there may be human exposure to hazardous substances, personal injuries or fatalities, resulting in material financial liabilities and civil or criminal law consequences, the temporary or permanent closure of the relevant production site or power plant and a negative impact on our financial condition, results of operations and cash flows.

We are dependent on major customers for a significant portion of our sales, and a significant adverse change in a customer relationship could adversely affect our business, financial condition, results of operations and cash flows.

Customer concentration is driven by the consolidated nature of the industries we serve. In 2013, our top ten customers accounted for approximately 58% of our sales volume in kmt. The top five customers in our Specialty Carbon Black segment and the top five customers in our Rubber Carbon Black segment represented approximately 32% and approximately 57% of our Specialty Carbon Black and Rubber Carbon Black segment sales volumes measured in kmt for 2013, respectively. Our success in strengthening relationships and growing business with our largest customers and retaining their business over extended time periods could affect our future results. The loss of any of our major customers, including due to industry consolidation, or a reduction in volumes sold to them, could adversely affect our results of operations. Any deterioration in the financial condition of any of our customers or the industries they serve that impairs our customers’ ability to make payments to us could increase our uncollectible receivables and could adversely affect our business, financial condition, results of operations and cash flows.

We may not be able to compete successfully in the industries and markets in which we operate.

The industries in which we operate are highly competitive and this competition could harm our business, financial condition, results of operations and cash flows. Competition is based on price, product innovation, product quality, distribution capability, and industry and customer knowledge. We face competition from global and regional suppliers, both in developed and emerging regions. More recently, a significant percentage of tire demand is met by imports from, and a shift in production to, low-cost emerging regions. This has adversely impacted utilization rates of carbon black producers in developed regions and resulted in plant closures. While we aim to operate at low cost and are focused on reducing our fixed and variable cost base across our production chain, there may be improvements in the cost competitiveness of other manufacturers relative to us or in the performance properties of substitutable products and raw materials, which could result in advantages for our competitors and adversely affect our business. Furthermore, some of our competitors have greater financial and other resources and larger capitalization than we do. If we are unable to respond successfully to changing competitive conditions, the demand for our products could be adversely affected.

The markets in which we operate are highly competitive and this competition, and the challenges we face to gain share in those markets and new markets, could harm our business, financial condition, results of operations and cash flows. In particular, any inability to increase access to the Chinese market, which is currently the largest carbon black market in the world, could place us at a competitive disadvantage in China. In the event that we do not acquire QECC or we are unable to otherwise increase our access into the Chinese market for carbon black, we may be unable to compete with other producers in that market, as effectively as we would wish, which could have an adverse effect on our business, financial condition, results of operations and cash flows. We entered into an agreement with Evonik for the acquisition of QECC in 2011, but the agreement has since expired. Currently, the acquisition is subject to ongoing Chinese government review and negotiations with Evonik and between Evonik and its joint venture partner, and we are unable to predict whether or when the acquisition of QECC by us will occur.

We may not successfully develop new products and technologies that address our customers’ changing requirements or competitive challenges, and our customers may substitute for carbon black by using other products we do not offer.

The industries into which we sell our products are subject to periodic technological changes, ongoing product improvements, product substitution and changes in customer requirements. Increased competition from existing or newly developed products offered by our competitors or companies whose products offer a similar functionality to our products may negatively affect demand for our products. We work to identify, develop and market innovative products on a timely basis to meet our customers’ changing requirements and competitive challenges. Should we not be able to substantially maintain or further develop our product portfolio, customers may elect to source comparable products from competitors, which could adversely affect our business, financial condition, results of operations and cash flows.

Although carbon black continues to offer significant opportunities for product and process innovation, we cannot be certain that the investments we make in our Innovation Group will result in proportional increases in revenue or profits. In addition, the timely commercialization of products that we are developing may be disrupted or delayed by manufacturing or other technical difficulties, industry acceptance or insufficient industry size to support a new product, competitors’ new products, and difficulties in moving from the experimental stage to the production stage. These disruptions or delays could adversely affect our business, financial condition, results of operations and cash flows.

As a reinforcing agent in rubber, carbon black competes primarily with precipitated silica in combination with silane, which is not part of our product portfolio. Historically, silica has offered some performance benefits over carbon black in the area of rolling resistance. To date, silica-based tire applications have gained position in passenger car tire treads. Although substitution has not been significant due to carbon black’s cost advantage, technological advances and changing customer requirements may lead to increased demand for silica-based tires, especially in developed regions. For example, Evonik announced in 2010 plans to significantly increase its capacity for precipitated silica to satisfy increasing demand. Increased substitution and competition from precipitated silica producers, including Evonik, could adversely affect our business, financial condition, results of operations and cash flows. If we should decide to include precipitated silica in combination with silane in our product portfolio in the future, we may be restricted in our ability to do so under our intellectual property sharing arrangements with Evonik.

Alternative materials, procedures or technologies may be developed, or existing ones may be improved, and replace those currently offered in the carbon black industry. If such newly developed or improved products are being offered at lower prices, have preferable features or other advantages, in particular from a regulatory perspective, and we are not able to offer similar new or improved products, we may lose substantial business, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

We may be unable to implement our business strategies in an effective manner.

Our future financial performance and success largely depend on our ability to maintain our current position and to implement our business strategies for growth successfully. We have undertaken, and will continue to undertake, various initiatives to realign our product portfolio away from standard specialty carbon black and rubber carbon black products to higher margin applications, and we continue to focus on cost reduction initiatives to optimize our asset base, improve operating efficiencies and generate cost savings. We cannot assure you that we will successfully implement our business strategies or that implementing these strategies will sustain or improve and not harm our results of operations. In particular, we may not be able to increase or sustain our manufacturing efficiency or asset utilization, enhance our current portfolio of products or achieve other fixed or variable cost savings. In addition, the costs involved in implementing our strategies may be significantly greater than we currently anticipate. For example, our ability to complete capacity expansions as planned may be delayed or interrupted by the need to obtain environmental and other regulatory approvals, the availability of labor and materials, unforeseen hazards, such as weather conditions, and other risks customarily associated with construction projects. Moreover, the cost of expanding capacity could have a negative impact on our financial results until capacity utilization is sufficient to absorb the incremental costs associated with the expansion. Further, labor or governmental restrictions could impede or delay our ability to reduce headcount.

Our business strategies are based on our assumptions about future demand for our products and the new products and applications we are developing and on our continuing ability to produce our products profitably. Each of these factors depends, among other things, on our ability to realign our product portfolio, divest businesses or discontinue product lines on favorable terms and with minimal disruptions, finance our operations and product development activities, maintain high-quality and efficient manufacturing operations, relocate and close certain manufacturing facilities with minimal disruption to our operations, respond to competitive and regulatory changes, access quality raw materials in a cost-effective and timely manner, and retain and attract highly skilled technical, managerial, marketing and finance personnel. Any failure to develop, revise or implement our business strategies in a timely and effective manner may adversely affect our business, financial condition, results of operations and cash flows.

We are subject to volatility in the costs and availability of raw materials and energy, which could decrease our margins and adversely affect our business, financial condition, results of operations and cash flows.

Our manufacturing processes consume significant amounts of raw materials and energy, the costs of which are subject to fluctuations in worldwide supply and demand as well as other factors beyond our control. In 2013, raw materials accounted for 82% of our cost of sales. Approximately 80% of the raw material used in the production of carbon black is a petroleum-based or coal-based feedstock, with some limited use of other materials, such as natural gas. We obtain a considerable portion of our raw materials and energy from selected key suppliers. If any of these suppliers is unable to meet its obligations under supply agreements with us on a timely basis or at all, we may be forced to incur higher costs to obtain the necessary raw materials and energy elsewhere or, in certain limited cases, may not be able to obtain carbon black oil or raw materials at all. Additionally, raw material sourcing and related infrastructure in certain jurisdictions where we operate may be subject to local regulations that may reduce, delay or halt the physical supply of raw materials. Our inability to source quality raw materials or energy in a timely fashion and pass through cost increases to our customers could have an adverse impact on our business, financial condition, results of operations and cash flows.

Most of our carbon black supply contracts contain provisions that adjust prices to account for changes in a relevant feedstock price index. While we have recently re-negotiated many of our customer contracts to reduce the time-lag after which we are able to pass through changes in carbon black oil prices to our customers, we are still to some extent exposed to oil price fluctuations and there can be no assurance that we will continue to be able to shift price risks to our customers. Success in offsetting increased raw material and energy costs with price increases is largely influenced by competitive and economic conditions, as well as the speed and severity of such changes, and could vary significantly, depending on the segment served. Such increases may not be accepted by our customers, may not be fully reflected in the indices used in our pricing formulas, may not be sufficient to compensate for increased raw material and energy costs or may decrease demand for our products and our volume of sales. Failure to fully offset the effects of increased raw material or energy costs could have a material adverse effect on our business, financial condition, results of operations and cash flows. Further, volatility in costs and pricing could result in commercial disputes with suppliers and customers regarding the interpretations of complex contractual pricing arrangements, which could adversely affect our business.

Significant movements in the market price for crude oil tend to create volatility in our carbon black feedstock costs, which can affect both our Net Working Capital and operating results. Changes in raw material and energy prices have a direct impact on our Net Working Capital levels. In general, increases in the cost of raw materials lead to an increase in our Net Working Capital requirements, as our inventories and current trade receivables increase as a result of higher carbon black oil and other feedstock prices and related sales price levels, partially offset by an increase in trade payables. Due to the quantity of carbon black oil and finished goods that we typically keep in stock together with the levels of receivables and payables maintained, increases occur gradually over a two to three-month period but can vary depending on inventory levels and working capital levels generally. Conversely, decreases in the cost of raw materials lead to a decrease in our Net Working Capital requirements within a two to three-month period following the decrease in costs. Net Working Capital swings are particularly significant in an environment of high price volatility.

Any failure to realize benefits from investments, joint ventures, acquisitions or alliances could adversely affect our business, financial condition, results of operations and cash flows.

We have made, and may continue to make, investments and acquisitions and enter into joint ventures. The success of acquisitions of new technologies, companies and products, or arrangements with third parties is not always predictable and we may not achieve our anticipated objectives. Many of our investments, such as Deutsche Gasrußwerke GmbH & Co. KG (the “German JV”), our joint venture with, among others, the tire manufacturers Continental, Pirelli and Goodyear, require high initial expenditures as well as ongoing expenditures for modernization and expansion. The German JV finances itself independently. However, any potential future lack of external financing sources may jeopardize such joint venture and may result in negative impacts on our own supply chain and business. Our investments can only be operated profitably if their utilization is warranted by corresponding demands. Should we build up overcapacities that remain unused due to erroneous assessments of market development, this could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Plant capacity expansions and site development projects may be delayed or may not achieve the expected benefits.

Our ability to complete capacity expansions, including capacity conversions from rubber carbon black to specialty carbon black, and other site development projects as planned may be delayed, interrupted, or otherwise limited by the need to obtain environmental and other regulatory approvals, unexpected cost increases, availability of labor and materials, unforeseen hazards such as weather conditions, and other risks customarily associated with construction projects. Moreover, the costs of these activities could have a negative impact on our results of operations, and in the case of capacity expansion projects, until capacity utilization at the particular facility is sufficient to absorb the incremental costs associated with the expansion. In addition, our ability to expand capacity in emerging countries depends in part on economic and political conditions in these regions and, in some cases, on our ability to establish operations, construct additional manufacturing capacity or form strategic business alliances.

We may be subject to information technology systems failures, network disruptions and breaches of data security.

Our information technology systems are an important element for effectively operating our business. We have recently implemented new software (SAP) on a Group-wide basis. The global implementation process of SAP is associated with certain risks for our business, such as failures, breakdowns and malfunctioning. This could adversely affect our business operations and materially impact the relationships we have with our customers and suppliers, our reputation and our operating costs and margins.

Information technology systems failures, in particular failures in connection with running SAP, including risks associated with upgrading our systems, network disruptions and breaches of data security could disrupt our operations by impeding our processing of transactions, our ability to protect customer or company information and our financial reporting leading to increased costs. It is possible that future technological developments could adversely affect the functionality of our computer systems and require further action and substantial funds to prevent or repair computer malfunctions. Our computer systems, including our back-up systems, could be damaged or interrupted by power outages, computer and telecommunications failures, computer viruses, cybercrimes, internal or external security breaches, events such as fires, earthquakes, floods, tornadoes and hurricanes, or errors by our employees. Although we have taken steps to address these concerns by implementing sophisticated network security, back-up systems and internal control measures, there can be no assurance that a system failure or data security breach will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition to supporting our operations, we use our systems to collect and store confidential and sensitive data, including information about our business, our customers and our employees. As our technology continues to evolve, we anticipate that we will collect and store even more data in the future, and that our systems will increasingly use remote communication features that are sensitive to both willful and unintentional security breaches. Much of our value is derived from our confidential business information, including customer data, proprietary technology and trade secrets, and to the extent the confidentiality of such information is compromised, we may lose our competitive advantage and our business, financial condition, results of operations and cash flows may suffer. We also collect, retain and use personal information, including data we gather from customers for product development and marketing purposes, and data we obtain from employees. In the event of a breach in security that allows third parties access to this personal information, we are subject to a variety of laws on a global basis that require us to provide notification to the data owners, and that subject us to lawsuits, fines and other means of regulatory enforcement. Our reputation could suffer in the event of such a data breach, which could cause customers to purchase from our competitors. Ultimately, any compromise of our data security could have a material adverse effect on our business.

We have experienced losses in the past, and we may experience losses in the future.

We experienced losses of €18.9 million, €19.1 million and €74.4 million in 2013, 2012 and the Period ended December 31, 2011, respectively. We may experience losses in the future, and we cannot assure you that we will achieve profitability in future periods.

If we are unable to successfully negotiate with the representatives of our employees, including labor unions and works councils, we may experience strikes and work stoppages.

We are party to collective bargaining agreements and social plans with our labor unions. We also are required to consult with our employee representatives, such as works councils, on certain matters such as restructurings, acquisitions and divestitures. Although we believe that our relations with our employees are good, there can be no assurance that new agreements will be reached or consultations will be completed without union or works council actions or on terms satisfactory to us. Currently, we are in negotiations with Korean labor unions, in connection with a recent Korean Supreme Court decision pursuant to which recurring fixed bonus payments to Korean employees in certain circumstances constitutes ordinary wages. This decision has raised several issues for Korean companies generally. We cannot predict the outcome of such negotiations. Current and future negotiations and consultations with employee representatives could have a material adverse effect on our business. In addition, a material work stoppage or union dispute could adversely affect our business, financial condition, results of operations and cash flows. See “Business—Employees—Labor Relations.”

We may not be able to recruit or retain key management and personnel.

Our success is dependent on the management and leadership skills of our key management and personnel. Following the completion of the Acquisition, our management team has been reorganized, including the establishment of new positions directly reporting to the CEO, and significant competencies have been added to the management team to further strengthen our business. The loss of any member of our reorganized key management team and personnel or an inability to attract, retain, develop and maintain additional personnel could prevent us from implementing our business strategy. In addition, our future growth and success also depend on our ability to attract, train, retain and motivate skilled managerial, sales, administration, operating and technical personnel. The loss of one or more member(s) of our key management or operating personnel, or the failure to attract, retain and develop additional key personnel, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are exposed to political or country risk inherent in doing business in some countries.

We operate a global network of production plants, located in Europe, North America, South Korea, South Africa and Brazil. Accordingly, our business is subject to risks related to the differing legal, political, social and regulatory requirements and economic conditions of many jurisdictions. Risks inherent in international operations include the following: changes in the rate of economic growth, unsettled political or economic conditions, expropriation or other governmental actions; social unrest, war, terrorist activities or other armed conflict; national and regional labor strikes, confiscatory taxation or other adverse tax policies, deprivation of contract rights, trade regulations affecting production, pricing and marketing of products; reduced protection of intellectual property rights; restrictions on the repatriation of income or capital, exchange controls, inflation, currency fluctuations and devaluation, the effect of global environmental, health and safety issues on economic conditions, market opportunities and operating restrictions, changes in foreign laws and tax rates, changes in trade sanctions that result in losing access to customers and suppliers in those countries, costs associated with compliance with anti-bribery and anti-corruption laws, nationalization of private enterprises by foreign governments, and changes in financial policy and availability of credit. These factors could adversely affect our business, financial condition, results of operations and cash flows.

Legal and Regulatory Risks

Our operations are subject to environmental and safety regulations. We have been and may in the future be subject to investigations by regulatory authorities (including currently by the EPA as described herein) in respect of alleged violations and may incur significant costs to maintain compliance with, and to address liabilities under, these laws and regulations.

We are subject to extensive domestic, foreign, federal, state and local laws and regulations governing environmental protection and occupational health and safety, all of which may be subject to change in the future. The production and processing of carbon black and other chemicals we produce involve the handling, transportation, manufacture, use and disposal of substances or components that may pose environmental risks or be considered toxic, hazardous or carcinogenic under these laws. We are also required to obtain permits or other approvals from various regulatory authorities for our operations, which may be required for matters including air emissions; wastewater and storm water discharges; storage, handling and disposal of hazardous substances; and operation, maintenance and closure of landfills. If we violate or otherwise fail to comply with these laws, regulations or permits or other approvals, we may incur fines or other sanctions, be required to undertake significant capital expenditures to achieve compliance, or be subject to other obligations by one or more regulatory authorities.

If environmental harm to soil, groundwater, surface water or natural resources is found to have occurred as a result of our current or historical operations, we may be required to incur significant remediation costs at our current or former production facilities or at third-party sites. Many of our facilities have a long history of operation, which may contribute to our environmental compliance and remediation costs due to past spills, past chemical storage, wastewater treatment and waste disposal practices and other activities. For instance, many of our facilities have onsite landfills that have been in use for a number of years, and we may incur significant costs when these landfills reach capacity in order to close them in accordance with applicable laws and regulations and to address contamination of soil and groundwater at, under or migrating from the facilities, including costs to address impacts to natural resources. Under certain laws and regulations, the obligations to investigate and remediate contamination at a facility or site may be imposed on current and former owners or operators, or on persons who may have sent waste to that facility or site for disposal. Liability under such laws and regulations may be without regard to fault or to the legality of the activities giving rise to the contamination. As a result, we may incur liabilities for wastes, including hazardous wastes, generated by our operations and disposed of onsite or at offsite locations, even if we were not responsible for the disposal. Further, we may also incur additional closure and cleanup costs in connection with the closure of plants, including costs relating to decommissioning of equipment, asbestos removal and closure of features such as storage tanks, wastewater treatment systems, ponds and landfills. We are currently experiencing ongoing costs in connection with the 2013 closure of our production facility in Sines, (Portugal).

Environmental and safety regulations are subject to frequent change, as are the priorities of those who enforce them, and we could incur substantial costs to comply with future laws and regulations. The trend in environmental regulation is increasingly stringent restrictions on activities that may affect the environment. Any new or amended environmental laws and regulations may result in costly measures for matters subject to regulation, including but not limited to more stringent limits or control requirements for our air emissions; new or increased compliance obligations relating to greenhouse gas (“GHG”) emissions; stricter requirements for waste handling, storage, transport, disposal; and more stringent cleanup and remediation standards, which, in each case, could have a material adverse effect on our operations and financial condition.

Certain national and international health organizations have classified carbon black as a possible or suspect human carcinogen. To the extent that, in the future, (i) these organizations re-classify carbon black as a known or confirmed carcinogen, (ii) other organizations or government authorities in other jurisdictions classify carbon black or any of our other finished products, raw materials or intermediates as suspected or known carcinogens or (iii) there is discovery of adverse health effects attributable to production or use of carbon black or any of our other finished products, raw materials or intermediates, we could be required to incur significantly higher costs to comply with environmental, health and safety laws, or to comply with restrictions on sales of our products, and our reputation and business could be adversely affected. In addition, chemicals that are currently classified as harmless may be classified as dangerous in the future, and our products may have characteristics that are not recognized today but may be found in the future to impair human health or to be carcinogenic. See “Business—Environmental, Health and Safety Matters.”

We are currently subject to investigation by the EPA

During 2008 and 2009, the EPA contacted all U.S. carbon black producers as part of an industry-wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the Clean Air Act, to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. Settlement offers may include penalties, as well as compliance obligations such as an agreement to install additional emission controls. In response to information requests received by our U.S. facilities, we have furnished information to the EPA on each of our U.S. facilities. Our Belpre (Ohio) facility was an initial subject of these investigations and received notices from the EPA in 2010 alleging violations of permitting requirements under the Clean Air Act. In October 2012, we received a corresponding notice and finding of violation under Section 113(a) of the Clean Air Act alleging the failure to obtain Prevention of Significant Deterioration (“PSD”) permits prior to making major modifications at several units of our Ivanhoe (Louisiana) facility and to include Best Available Control Technology (“BACT)” in the Title V permit. In January 2013 we also received a notice of violation issued by the EPA for our facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008, and a similar notice and finding of violation by the EPA was issued for our U.S. facility in Orange (Texas) in February 2013. We have indicated an interest in discussing potential settlement of the enforcement actions with the EPA. For this purpose, we received information from the EPA in November 2013 specifying certain target emission reduction levels, pollution controls and other terms the EPA demands in a settlement. An informational meeting with the EPA took place in February 2014. Going forward, settlement proposals may be exchanged and further meetings with the EPA on these matters may occur. The EPA action could result in civil penalties, mitigation, and significant capital expenditures in connection with air emissions at our U.S. facilities. Our agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against fines and costs arising in connection with Clean Air Act violations that occurred prior to August 2011. Evonik has indicated that it may defend itself against claims under the indemnity; while we intend to enforce our rights vigorously, there is no assurance that we will be able to recover as we expect. See “Risk-Factors—Risks Related to Indebtedness, Currency Exposure and Other Financial Matters—Our agreements with Evonik in connection with the Acquisition require us to indemnify Evonik with respect to certain aspects of our business and require Evonik to indemnify us for certain retained liabilities. We cannot offer assurance that we will be able to enforce claims under these indemnities as we expect.” As a result, the foregoing matters taken as a whole could have a material adverse effect on our operating results and cash flows for any particular period in which we may incur the related costs or liabilities, depending in part on our operating results for the period.

Developing regulation of carbon black as a nano-scale material could require us to comply with costly new requirements.

Carbon black consists of particles that are nano-scale. The EPA and other governmental agencies are currently developing a regulatory approach under which they will collect further data on nano-scale materials, including carbon black, under the Toxic Substances Control Act. The EPA has proposed rules that would require manufacturers of nano-scale materials to submit additional manufacturing information, exposure and release information and available health and safety data. The EPA and other nations’ environmental regulatory authorities, including the European Commission, are also conducting extensive environmental health and safety testing of nano-scale materials. If carbon black is found to be harmful to humans or to the environment, it could be subject to more stringent regulatory control, which could require us to incur significantly higher costs to comply with new environmental, health and safety laws and could adversely affect our reputation and business. See “Business—Environmental, Health and Safety Matters.”

In connection with such regulation, the European Commission is in the process of defining “nanomaterial.” According to its recommendation of October 18, 2011 (2011/696/EU) carbon black is defined as a nano-material. In a similar approach, the ISO developed the ISO TC 229 “Nanotechnologies,” which considers carbon black a “nano-structured material.” The industry is not yet generally affected by these definitions. However, certain regulations regarding cosmetics applications or articles which are intended for food contact have already been implemented, and other regulations are being discussed which may affect the use of carbon black in the future. This development may significantly impact our business in a manner we cannot predict, including by increasing the costs of doing business.

Regulations requiring a reduction of greenhouse gas emissions could adversely affect our business, financial condition, results of operations and cash flows.

Significant volumes of carbon dioxide (“CO2”), a GHG, are emitted in carbon black manufacturing processes. Over the past few decades, concerns about the relationship between GHGs and global climate change have resulted in increased levels of scrutiny from regulators and the public alike, and have led to proposed and enacted regulations on both national and supranational levels, to monitor, regulate and control emissions of CO2 and other GHGs.

In December 2005, the European Commission published a directive that includes carbon black manufacturing in the combustion sector and in Phase II of the Emissions Trading Scheme for GHGs for the period from 2008 to 2012. The European Commission has developed allowable emission credits for Phase III of the Emissions Trading Scheme (the “EU ETS”), which will apply for the period 2013 to 2020. The EU ETS is anticipated to become progressively more stringent over time, which could have an impact on our costs of compliance under the EU ETS. The European Union member states (“EU Member States”) have included carbon black facilities in their national allocation plans, and we have taken actions to comply with applicable CO2 emission requirements.

Certain industry sectors in the European Union, including the carbon black industry, currently receive a certain share of their emission allowances for free. This list of industry sectors is reviewed by the European Commission every five years, with the next review expected to occur later in 2014. Although we anticipate that the carbon black industry will retain its placement, we cannot predict the outcome of the European Commission’s review. Additionally, there can be no assurance that we will be able to purchase emissions credits if our carbon black operations generate more CO2 than our allocations permit or that the cost of such credits will not be excessive.

The international community continues to negotiate a binding treaty that would require reductions in GHG emissions by developed countries. In addition, a number of further measures addressing GHG emissions may be implemented, for example a successor international agreement, if any, to the Kyoto Protocol and the European Union’s proposal to consider raising its commitment to reduce carbon emissions by 2020 from a 20% to a 30% reduction. In the United States, Congress has from time to time considered legislation to reduce emissions of GHGs, but no comprehensive legislation has been enacted to date, and significant uncertainty currently exists as to how any such GHG legislation or regulations would impact large stationary sources, such as our facilities in Belpre (Ohio), Borger (Texas), Orange (Texas) and Ivanhoe (Louisiana), and what costs or operational changes these regulations may require in the future. Further, almost one-half of the states have taken legal measures to reduce emissions of GHGs, primarily through the development of GHG emission inventories and/or regional or state GHG cap-and-trade programs. There is no assurance that, in the future, the current level of regulation will continue at the federal or state level in the states where we operate. There are also ongoing discussions and regulatory initiatives in other countries, including in Brazil and South Korea where we have facilities, regarding GHG emission reduction programs, but those programs have not yet been defined.

Compliance with current or future GHG regulations governing our operations, including those discussed above, may result in significantly increased capital expenditures for measures such as the installation of more environmentally efficient technology or the purchase of allowances to emit carbon dioxide or other GHGs. While their potential effect on our manufacturing operations or financial results cannot be estimated, it could be substantial. There is no way to predict the form that future regulations may take or to estimate any costs that we may be required to incur with respect to these or any other future requirements. In addition to the increased expenditures outlined above, such requirements could also adversely affect our energy supply, or the costs (and types) of raw materials we use, and ultimately may directly or indirectly restrict our operations or reduce demand for our products. The realization of any or all of these consequences could have a material adverse effect on our business, financial condition, results of operations and cash flows. See “Business—Environmental, Health and Safety Matters.”

As a company in the chemical sector, our operations have the potential to cause environmental and other damage as well as personal injury.

The operation of a chemical manufacturing business as well as the sale and distribution of chemical products involve safety, health and environmental risks. For example, the production and processing of carbon black and other chemicals involves the storage, handling, transportation, manufacture or use of certain substances or components that may be considered toxic or hazardous. Our manufacturing processes and the storage and transportation of chemical products entail risks such as leaks, fires, explosions, toxic releases or mechanical failures. If operational risks materialize, they could result in injury or loss of life, damage to the environment or damage to property. In addition, the occurrence of material operating problems at our facilities due to any of these hazards may result in loss of production, which, in turn, may make it difficult for us to meet customer needs. Accordingly, these hazards and their consequences could have a material adverse effect on our business, financial condition, results of operations and cash flows, both during and after the period of operational difficulties, and could harm our reputation.

Our inability to maintain our existing classification registration in member states of the European Union under the REACh legislation or in other countries that introduce comparable legislation may affect our ability to manufacture and sell certain products.

In December 2006, the European Union signed the REACh (Registration, Evaluation, Authorisation and Restriction of Chemicals) legislation. This legislation requires chemical manufacturers and importers in the European Union to demonstrate the safety of the chemical substances contained in their products through a substance registration process. We have successfully registered under REACh, which is a functional prerequisite to the continued sale of our products in the European Union markets. REACh presents a risk to the continued sale of our products in the European Union should our existing classification registration no longer apply as a result of changes in our product mix or purity, or if the European Union seeks to ban or materially restrict the production or importation of the chemical substances used in our products. Also, other countries or organizations, including South Korea and China, have adopted or may in the future adopt comparable or even more restrictive regulations, which could affect our ability to manufacture and sell certain products in the future.

In certain jurisdictions, carbon black has been added to lists of hazardous products that are subject to labeling and other requirements. Compliance with these requirements is required to sell our products in these jurisdictions, and noncompliance may result in material fines or penalties. Changes in the classification of carbon black on these lists or to the applicable regulations could result in more stringent or new requirements and adversely affect our compliance costs. See “Business—Environmental, Health and Safety Matters.”

We may not continue to benefit from an exemption for self-consumption of self-generated electricity under a proposed amendment to the German Renewable Energies Act, which may adversely affect our business, results of operations and cash flows.

In December 2013, the European Commission opened an in-depth investigation procedure regarding certain exemptions from an energy surcharge granted under the German Renewable Energies Act (Erneuerbare-Energiengesetz, “EEG”). Under the EEG, energy intensive industries are exempted to a large extent from the energy surcharge that aims to balance above-market payments for green energy. Another exemption exists for the consumption of self-generated electricity.

The German legislature is amending the national regulations of the EEG simultaneously with the drafting of new European guidelines on environmental and energy state aid rules. Under the latest draft regulations, the exemption regarding self-consumption (Eigenverbrauch) of self-produced electricity will be grandfathered for power plants that were installed before August 1, 2014.

We are exempted from the energy surcharge under the current law to the extent that we consume our self-produced energy, and would continue to be exempted under the draft regulation. However, as the drafting of these regulations is still in progress, there is no certainty that we will continue to benefit from such an exemption in the future. The loss of this benefit may adversely affect our business, results of operations and cash flows.

Litigation or legal proceedings could expose us to significant liabilities and thus adversely affect our business, financial condition, results of operations and cash flows.

We become, from time to time, involved in various claims and lawsuits arising in the ordinary course of our business. Also, certain asbestos related claims have been filed with respect to time periods when Evonik and other preceding owners were in control of our business. Such claims are subject to a limited indemnity from Evonik under the agreements related to the Acquisition. Currently, there is an administrative procedure in France to determine whether our carbon black facility in Ambès, France, may be regarded as an asbestos associated facility for the years 1959 to 1996. If decided to our detriment this could potentially result in claims by (former) employees based on alleged exposure to asbestos during the mentioned time period. Some matters involve claims for large amounts of damages as well as other relief. The outcome of legal proceedings is extremely difficult to predict and we offer no assurances in this regard. Adverse rulings, judgments or settlements in pending or future litigation, including employment-related litigation, contract litigation, product liability claims, personal injury claims, claims based on alleged exposure to asbestos, chemicals or to carbon black, environmental permitting disputes or in connection with environmental remediation activities, could have an adverse effect on our business, financial condition, results of operations and cash flows.

Because many of our products provide critical performance attributes to our customers’ applications and products, the sale of these products involves a risk of product liability claims against us, including claims arising in connection with the use of, or exposure to, our products. Our products have widespread end-uses in a variety of consumer industries. A successful product liability claim, or series of claims, arising out of these various uses that results in liabilities in excess of our insurance coverage or for which we are not indemnified or have not otherwise provided, could have a material adverse effect on our business, financial condition, results of operations and cash flows. In particular, we could be required to increase our debt or divert resources from other investments in our business in order to discharge any such liabilities.

We may not be able to protect our intellectual property rights successfully and we are still subject to restrictions and risks associated with our intellectual property sharing arrangements with Evonik.

Our intellectual property rights are important to our success and competitive position. We own various patents and other intellectual property rights, and have licenses to use intellectual property rights covering some of our products as well as certain processes and product uses. We often choose not to seek to patent a production method or product in order to avoid disclosure of business specific know-how. In addition to patents, a significant part of our intellectual property are our trade secrets, general know-how and experience regarding the manufacturing technology, plant operation and quality management, which third parties, including our competitors, may develop independently without violating our trade secret rights. We make careful assessments with respect to production process improvements and decide whether to apply for patents or retain and protect them as trade secrets. In some of the countries in which we operate, such as China, the laws protecting patent holders are significantly weaker than in the United States, countries in the European Union and certain other developed countries. When we file a patent application, it is usually filed for all countries with active competition, where we have existing customers. Nonetheless, because the laws and enforcement mechanisms in some countries may not be as effective as in others, and because our intellectual property rights may, if asserted, ultimately be found to be invalid or unenforceable, we may not be able to protect all of our intellectual property rights successfully. Insufficient protection of intellectual property may limit our ability to make use of technological advantages or result in a reduction of future profits. This may cause competitive restrictions with an adverse effect on our business, financial condition, results of operations and cash flows.

Irrespective of our intellectual property rights, we may be subject to claims that our products, processes or product uses infringe or misappropriate the intellectual property rights of others. These claims, even if without merit, could be expensive and time consuming to litigate. If we were to lose such proceedings, we could be subject to injunctions, could be obliged to pay damages or enter into licensing agreements requiring royalty payments and use restrictions, which may adversely affect our business, financial condition, results of operations and cash flows. In addition, licensing agreements may not be available to us, and, if available, may not be available on acceptable terms.

In connection with the separation of our business from Evonik, Evonik retained ownership of intellectual property used in, and material to, our business. Evonik assigned to us intellectual property that was exclusively used in its carbon black business as well as certain intellectual rights that are still in use in its retained business. Evonik has granted to us a non-exclusive license to use and exploit retained intellectual property used in our business solely in the field of carbon black. In addition, we have granted back to Evonik exclusive licenses relating to some of our intellectual property rights to exploit such intellectual property in all fields outside the field of carbon black. Accordingly, we would not be authorized to leverage the intellectual property that we use on the basis of a license from Evonik or the intellectual property that is subject to the grant-back licenses to expand our business into fields outside of carbon black. In addition, Evonik could exploit, and could allow third parties, including our competitors, to exploit their retained intellectual property in the carbon black field. Further, we have granted back to Evonik a license relating to our intellectual property for the purpose of making and selling a product based on a defined process that includes the use of carbon black as raw material, provided that Evonik may purchase this carbon black from us or manufacture it itself. This grant-back license also includes the right of Evonik to sublicense our carbon black intellectual property to third-party manufacturers, enabling Evonik to outsource manufacturing of its requirements to third parties, which may include our competitors. See “Business—Intellectual Property.”

In the agreements relating to the Acquisition, it was agreed with Evonik to negotiate in good faith certain amendments of terms of the separation of Evonik Carbon Black from Evonik to address the risks and restrictions described above. However, there can be no assurance as to the outcome of these negotiations. Should we not agree on amendments satisfactory to us and any of the risks described above materialize, our business, financial condition, results of operations and cash flows could be adversely affected.

Risks Related to Indebtedness, Currency Exposure and Other Financial Matters

Our significant leverage may make it difficult for us to service our debt and operate our businesses.

We are highly leveraged with significant debt service obligations. See “Description of Material Indebtedness.” We may incur more debt in the future. While we expect to reduce our leverage through the Refinancing, we expect to continue to have high leverage for the foreseeable future. This may have important negative consequences for our business and you, including requiring that a substantial portion of the cash flows from our operations be dedicated to debt service obligations, reducing the availability of cash flows to fund internal growth through working capital, capital expenditures, other general corporate purposes and payments of dividends, increasing our vulnerability to economic downturns in our industry, exposing us to interest rate increases on our existing indebtedness and indebtedness that we may incur in the future, placing us at a competitive disadvantage compared to our competitors that have less debt in relation to cash flows, limiting our flexibility in planning for or reacting to changes in our business and our industry, restricting us from pursuing strategic acquisitions or exploiting certain business opportunities, and limiting, among other things, our ability to borrow additional funds or raise equity capital in the future and increasing the costs of such additional financings.

If our future cash flows from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional debt or equity financing or restructure or refinance all or a portion of our debt on or before maturity. In the worst case scenario, an actual or impending inability to pay debts as they become due and payable could result in our insolvency.

Restrictive covenants in our debt instruments may limit our ability to operate our business. Our failure to comply with these covenants, including as a result of events beyond our control, could result in an event of default that may adversely affect our business, financial condition, results of operations and cash flows.

Our current debt instruments impose, and the debt instruments that govern any indebtedness we incur in connection with the Refinancing are expected to impose, significant operating and financial restrictions on us. These restrictions include limitations on our ability to, among other things, merge or consolidate with other companies; sell, lease, transfer or dispose of assets; pay dividends, redeem share capital or redeem or reduce subordinated indebtedness and make acquisitions or investments.

Our debt instruments contain, and the debt instruments that govern any indebtedness we incur in connection with the Refinancing are expected to contain, covenants that may adversely affect our ability to finance our future operations and capital needs and to pursue available business opportunities. Our ability to comply with these provisions may be affected by changes in economic or business conditions or other events beyond our control. In addition, our debt instruments contain cross-default provisions such that a default under one particular financing arrangement could automatically trigger defaults under other financing arrangements and cause such indebtedness to become due and payable, together with accrued and unpaid interest. As a result, any default under an indebtedness to which we are party could result in a substantial loss to us and could adversely affect our business, financial condition, results of operations and cash flows.

A deterioration in our financial position or a downgrade of our ratings by a credit rating agency could increase our borrowing costs and our business relationships could be adversely affected.

A deterioration of our financial position or a downgrade of our credit ratings for any reason could increase our borrowing costs and have an adverse effect on our business relationships with customers, suppliers and hedging counterparties. We may enter into various forms of hedging arrangements against currency, interest rate or oil price fluctuations. Financial strength and credit ratings are important to the availability and pricing of these hedging activities. As a result, any downgrade of our credit ratings may make it more costly for us to engage in these activities, and changes to our level of indebtedness may make it more difficult or costly for us to engage in these activities in the future.

In addition, a downgrade could adversely affect our existing financing, limit access to the capital or credit markets, or otherwise adversely affect the availability of other new financing on favorable terms, if at all, result in more restrictive covenants in agreements governing the terms of any future indebtedness that we incur, increase our borrowing costs, or otherwise adversely affect our business, financial condition, results of operations and cash flows.

Fluctuations in foreign currency exchange and interest rates could adversely affect our business, financial condition, results of operations and cash flows.

We are exposed to market risks relating to fluctuations in foreign currency exchange and interest rates. Our results of operations may be affected by both the transaction effects and the translation effects of foreign currency exchange rate fluctuations. We are exposed to currency fluctuation when we convert currencies that we may receive for our products into currencies required to pay our debt, or into currencies in which we purchase raw materials, meet our fixed costs or pay for services, which could result in a gain or loss depending on fluctuations in exchange rates. Fluctuations in currency exchange rates could require us to reduce our prices to remain competitive in foreign markets. In each case, the relevant income or expense is reported in the relevant local currency and translated into Euro at the applicable currency exchange rate for inclusion in our consolidated financial statements. Therefore, our financial results in any given period are materially affected by fluctuations in the value of the Euro relative to other currencies, in particular the U.S. Dollar and the Korean Won. Generally, an appreciation of the U.S. Dollar has a negative impact on (by increasing) our Net Working Capital, because a large part of our raw material purchases is in U.S. Dollars. In addition, certain of our outstanding debt obligations are, and certain of our future debt obligations may be, denominated, pay interest and must be repaid in U.S. Dollars and therefore expose us to additional exchange rate risks. An appreciation of the U.S. Dollar would make our financing under U.S. Dollar-denominated instruments more expensive. Significant changes in the value of the Euro relative to the other currencies could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we are exposed to adverse changes in interest rates. We manage our foreign exchange risk through normal operating and financing activities and, when deemed appropriate, through the selective use of derivative transactions, the effectiveness of which is dependent, in part, upon the counterparties to these contracts honoring their financial obligations to us. We cannot be certain that we will be successful in reducing the risks inherent in exposures to foreign currency and interest rate fluctuations, and our financial results could be adversely affected.

Unavailability or inefficiency of hedging could adversely affect our business, financial condition, results of operations and cash flows.

In the past, we have entered into certain hedging arrangements to reduce the impact of raw material and energy price volatility as well as interest rate and currency exchange rate fluctuations. Since 2011 we began the discontinuation of our raw material hedging policy to protect us against the time-lag exposure between contract oil price adjustments, and we do not intend at this time to enter into further raw material hedging arrangements in the future. Instead, we now incorporate flexible pricing formulas into our feedstock and sales contracts in an effort to offset price volatility. Based on sales volumes in kmt in 2013, approximately 34% of our contracts were non-indexed, approximately 63% of our contracts were indexed monthly, while approximately 3% of our contracts were indexed on a quarterly basis. The one-month price adjustment mechanism typically results in a two-month delay in reflecting oil price changes in our customer pricing, while the quarterly price adjustment mechanism typically results in a four-month delay. There is no assurance that such formulas in our contracts will fully protect against price volatility, particularly in periods of rapid and significant oil price fluctuations. Additionally, it may be necessary to enter into hedging arrangements in the future to reduce the impact of raw material, energy price volatility currency and exchange rate fluctuation. The use of derivative hedging instruments is generally dependent on the availability of adequate credit lines with appropriate financial institutions. As a result, we could be unable to use derivative financial instruments in the future, to the extent necessary or on commercially reasonable terms, and any hedging strategy we employ could therefore be adversely affected. The effectiveness of our derivative hedging instruments will also depend on the relevant hedging counterparties honoring their financial obligations. Any failure by a hedging counterparty to perform its obligations could adversely affect our business, financial condition, results of operations and cash flows.

We are exposed to substantial risks with regard to the Euro and the Eurozone sovereign debt crisis.

Since 2010, global markets and economic conditions have been negatively affected by market perceptions regarding the ability of certain EU Member States to service their sovereign debt obligations, including Greece, Italy, Ireland, Portugal and Spain. Concerns also persist regarding the outcome of the EU governments’ financial support programs, the possibility that other EU Member States may experience similar financial difficulties, the overall stability of the Euro and the suitability of the Euro as a single currency given the diverse economic and political circumstances in individual EU Member States. This has in the past disrupted equity markets and resulted in volatile bond yields on the sovereign debt of EU Member States leading to a general increase in credit spreads, together with reduced liquidity on the market.

Ongoing deterioration of the sovereign debt of certain EU Member States together with the risk of contagion to other, more stable, countries have raised multiple concerns as to the stability and the overall standing of the European Monetary Union. Concerns that the Eurozone sovereign debt crisis could worsen may lead to the re-introduction of individual currencies in one or more EU Member States, or, in particularly dire circumstances, the possible dissolution of the Euro entirely. This has caused macroeconomic disruption and might also do so going forward. Furthermore, should the Euro dissolve entirely, the legal and contractual consequences for holders of Euro-denominated obligations and for parties subject to other contractual provisions referencing the Euro would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could have adverse consequences for us with respect to our outstanding Euro-denominated debt obligations and, as we have a substantial amount of debt denominated in Euro, could adversely affect our business, financial condition, results of operations and cash flows.

Dislocations in credit and capital markets may make it more difficult for us and our suppliers and customers to borrow money or raise capital.

The ongoing economic weakness in many regions has affected, and may continue to affect, us in several ways. Dislocations in the credit markets may result in less credit being made available by banks and other lending institutions. As a result, we may not be able to obtain financing for our business and acquisitions or to pursue other business plans or make necessary investments, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Furthermore, a number of our customers and suppliers rely on access to credit to adequately fund their operations, which may also be limited due to dislocations in the credit markets. The inability of our customers to obtain credit facilities or capital market financing may adversely affect our business by reducing our sales and increasing our exposure to bad debt, while the inability of our suppliers to access adequate financing may adversely affect our business by increasing prices for raw materials, energy and transportation.

Inflation could adversely affect our business, financial condition, results of operations and cash flows.

Inflation in certain countries where we operate may adversely affect our business by increasing the cost of the raw materials, energy, labor and transportation. Current or future efforts by government to stimulate the economy may increase the risk of significant inflation. In the event of an increase in inflation, we may seek to increase the sales prices of our products in order to maintain satisfactory margins, however such increases may not be accepted by our customers, may not be sufficient to compensate for the negative impact of inflation or may decrease demand for our products and our volume of sales. If we are not able to fully offset the effects of increased inflation, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be required to impair or write off certain assets if our assumptions about future sales and profitability prove incorrect.

In analyzing the value of our inventory, property, plant and equipment, investments and intangible assets, we have made assumptions about future sales (prices and volume), costs and cash generation. These assumptions are based on management’s best estimates and, if the actual results differ significantly from these assumptions, we may not be able to realize the value of the assets recorded, which could lead to an impairment or write-off of certain of these assets. For example, we recorded goodwill impairment losses of €107.0 million in 2009 as a result of the global financial and economic crisis and a weaker performance of our business than expected. As a result of the application of the purchase method of accounting in connection with the Acquisition, the risk of impairments has become even more significant after the completion of the Acquisition than it was historically. We may be required to impair or write off other assets in the future, which could have a material adverse effect on our business, financial condition and results of operations.

We may be required to increase our pension fund contributions.

We have made pension commitments to our existing and some of our former employees. These commitments are partially covered by pension schemes pension and benevolent funds and insurance policies. The amount of obligations is based on certain actuarial assumptions, including discount factors, life expectancy, pension trends and future salary development as well as expected interest rates applicable to the plan assets. Actual results deviating from these assumptions could result in a considerable increase of our pension commitments and higher allocations to the pension reserves in future years, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. For a more detailed description of our defined benefit plans see our consolidated financial statements and the related notes included elsewhere in this prospectus.

Our insurance coverage may not be adequate to cover all the risks we may face and it may be difficult to obtain replacement insurance on acceptable terms or at all.

Our plants, equipment and other assets are insured for property damage and business interruption risks, and our business as a whole is insured for public and products liability risks under insurance policies with reputable insurance companies. We believe these insurance policies are generally in accordance with customary industry practices, including deductibles and coverage limits. However, we cannot be fully insured against all potential hazards incident to our business, including losses resulting from war risks or terrorist acts, or all potential losses, including damage to our reputation. Chemical-related assets may be at greater risk of future terrorist attacks than other possible targets in the United States or elsewhere. A direct attack on our assets or assets used by us could have a material adverse effect on our business, financial condition, results of operations and cash flows. Insurance that provides adequate coverage against terrorist attacks has become increasingly expensive and difficult to obtain. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Although we attempt to keep insurance premiums low, as a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance may become unavailable at a reasonable cost or available only for certain risks. We can provide no assurances that we would be able to obtain replacement insurance on acceptable terms or at all.

Significant changes in our jurisdictional earnings mix or in the tax laws of those jurisdictions could adversely affect our business, financial condition, results of operations and cash flows.

Our future tax rates may be adversely affected by a number of factors, including the enactment of new tax legislation, other changes in tax laws or the interpretation of such tax laws, changes in the estimated realization of our net deferred tax assets (arising, among other things, from tax loss carry forwards and the Acquisition), the jurisdictions in which profits are determined to be earned and taxed, adjustments to estimated taxes upon finalization of various tax returns, increases in expenses that are not deductible for tax purposes, including write-offs of acquired in-process R&D and impairment of goodwill in connection with acquisitions, changes in available tax credits and additional tax or interest payments resulting from tax audits with various tax authorities. Losses for which no tax benefits can be recorded could materially impact our tax rate and its volatility from period to period. Any significant change in our jurisdictional earnings mix or in the tax laws in those jurisdictions could increase our tax rates and adversely impact our financial results in those periods.

Our agreements with Evonik in connection with the Acquisition require us to indemnify Evonik with respect to certain aspects of our business and require Evonik to indemnify us for certain retained liabilities. We cannot offer assurance that we will be able to enforce claims under these indemnities as we expect.

In connection with the Acquisition, we agreed to indemnify Evonik with respect to future liabilities related to our business and Evonik agreed to indemnify us, subject to certain limitations, for certain liabilities that it agreed to retain. Our potential exposure for such liabilities could be significant and the scope and terms of these indemnities may be less favorable than if we entered into a similar agreement with an unaffiliated third party. There can be no assurance that we will be able to enforce our claims under the indemnity from Evonik. Even if we ultimately succeed in recovering from Evonik any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. In addition, our ability to enforce claims under our indemnity from Evonik is dependent on Evonik’s creditworthiness at the time we seek to enforce these claims, and there can be no assurance as to what Evonik’s financial condition will be in the future.

We could experience a material adverse effect on our financial condition if the tax authorities were to successfully challenge decisions and assumptions we have made in assessing and complying with our tax obligations.

We make, and have in the past made, numerous decisions and assumptions in assessing and complying with our tax obligations, including in respect of the tax treatment of the separation of our business from Evonik, the Acquisition and assumptions regarding the tax deductibility of certain interest expenses under German tax regulations. Many of the tax laws that apply to us, including tax laws that apply to the separation of our business from Evonik and the Acquisition, are complex and often require judgments to be made when the law is unclear or the facts are uncertain. While we believe the decisions we have made and the assumptions we have applied are reasonable and accurate, we cannot assure you that these decisions and assumptions will not be questioned or rejected by the tax authorities. If such tax authorities were to successfully challenge such decisions or assumptions, we could be required to pay additional amounts to such authorities to satisfy our tax obligations, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to This Offering and Ownership of Our Ordinary Shares and ADS

There has been no previous public market for our ADS and an active and liquid market for our ADS may not develop.

We have not previously had any securities traded on any exchange and, as a result, have no trading history. We cannot predict the extent to which investor interest in our ADS will create or be able to maintain an active trading market, or how liquid that market will be in the future. Although we expect that our ADS will trade on the NYSE, we cannot assure you that an active public market for the ADS will develop or be sustained after this offering. If an active market for our ADS does not develop after the offering, it may adversely affect the market price and liquidity of our ADS, meaning that you may have difficulty selling your ADS at an attractive price or at all. The price of our ADS in this offering will be determined by negotiation among us, the Selling Shareholder and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your ADS at or above the initial public offering price or at any other price, or at the time you would like to sell. An inactive market may also impair our ability to raise capital by selling our ADS, our ability to motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our ADS or ordinary shares as consideration.

The price of our ADS may be highly volatile and may be affected by market conditions beyond our control.

Some factors that may cause the market price of our ADS to fluctuate, in addition to the other risks mentioned in this section of the prospectus, are:

•	our operating and financial performance and prospects;

•	our announcements or our competitors’ announcements regarding new products, enhancements, significant contracts, acquisitions or strategic investments;

•	changes in earnings estimates or recommendations by securities analysts who cover our securities;

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in our capital structure, such as future issuances of securities, sales of large blocks of ADS or ordinary shares by our shareholders, including our Principal Shareholders, or the incurrence of additional debt;

•	departure of key personnel;

•	reputational issues;

•	changes in general economic and market conditions;

•	changes in industry conditions or perceptions or changes in the market outlook for the chemical and automotive industries; and

•	changes in applicable laws, rules or regulations, regulatory actions affecting us and other dynamics.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our ADS, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. If any such litigation is instituted against us, it could materially adversely affect our business, results of operations, financial condition and cash flows.

The interests of our Principal Shareholders may conflict with the interests of the holders of our ADS.

The Company’s articles of association will provide that resolutions may be adopted by a simple majority of the votes cast, unless higher thresholds are required by law. Our Principal Shareholders will hold a majority of the votes cast in the Company’s shareholders’ meetings, which they could use to adopt resolutions relating to, among other things, the election and removal of Supervisory Board members or the use of the balance sheet profit. In addition, our Principal Shareholders will be in a position to reject any shareholders’ resolution proposed by the Management Board (as defined below) or by other shareholders. In case of low attendance at shareholders’ meetings, our Principal Shareholders may also be able to direct the voting of 75% of the share capital at a shareholders’ meeting, and they could adopt resolutions on significant matters such as the conclusion of a domination and profit/loss transfer agreement, the creation of authorized and contingent capital, capital increases with the exclusion of subscription rights, changes in the Company’s corporate purpose as well as mergers, demergers and similar matters.

Future sales of our ADS or the anticipation of future sales in the public market may adversely affect the trading price of our ADS.

Upon completion of this offering, our Principal Shareholders will retain a significant equity interest in the Company. The Principal Shareholders will agree not to dispose of or hedge any of our ADS or ordinary shares, or securities convertible into or exchangeable for our ADS or ordinary shares without the prior consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. for the 180-day period following the date of this prospectus. Thereafter, sales of a substantial number of our ADS or ordinary shares by any of the Principal Shareholders, either in the public market or in private transactions, the issuance of a large number of ADS or ordinary shares by us or the perception that such sales or issuance may occur, could adversely affect the market price of our ADS and our ability to raise capital through subsequent offerings of equity or equity-related securities.

As a new investor, you will experience substantial dilution as a result of this offering.

The public offering price per ADS will be substantially higher than the net tangible book value per ADS prior to this offering. Consequently, if you purchase ADS in this offering at an assumed initial public offering price of $            , the midpoint of the estimated price range set forth on the cover page of this prospectus, you will incur immediate dilution of $             per ADS. For further information regarding the dilution resulting from this offering, see “Dilution.” This dilution is due in large part to the fact that our earlier investors paid substantially less than the assumed initial public offering price when they purchased their ordinary shares. In addition, if the underwriters exercise their option to purchase additional ADS, you will experience additional dilution.

Exchange rate fluctuations may reduce the amount of U.S. Dollars you receive in respect of any dividends or other distributions we may pay in the future in connection with your ADS.

Our ADS will be quoted in U.S. Dollars on the NYSE. Our financial statements are prepared in Euros. Under German law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our unconsolidated annual financial statements prepared under the German Commercial Code (Handelsgesetzbuch) in accordance with accounting principles generally accepted in Germany. Exchange rate fluctuations may affect the amount in Euro that we are able to distribute, and the amount in U.S. Dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in Euro, if any. Such fluctuations could adversely affect the value of our ADS, and, in turn, the U.S. Dollar proceeds that holders receive from the sale of our ADS.

You may not be able to exercise your right to vote the ordinary shares underlying your ADS.

Holders of ADS may exercise voting rights with respect to the ordinary shares represented by their ADS only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will, as soon as practicable thereafter, fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, the depositary shall distribute to the holders as of the record date (i) the notice of the meeting or solicitation of consent or proxy sent by us, (ii) a statement that such holder will be entitled to give the depositary instructions and a statement that such holder may be deemed, if the depositary has appointed a proxy bank as set forth in the deposit agreement, to have instructed the depositary to give a proxy to the proxy bank to vote the ordinary shares underlying the ADS in accordance with the recommendations of the proxy bank and (iii) a statement as to the manner in which instructions may be given by the holders.

You may instruct the depositary of your ADS to vote the ordinary shares underlying your ADS. Otherwise, you will not be able to exercise your right to vote unless you withdraw our ordinary shares underlying the ADS you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. The depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver voting materials to you. We cannot guarantee that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADS are not voted as you requested.

Under the deposit agreement for the ADS, we may choose to appoint a proxy bank. In this event, the depositary will be deemed to have been instructed to give a proxy to the proxy bank to vote the ordinary shares underlying your ADS at shareholders’ meetings if you do not vote in a timely fashion and in the manner specified by the depositary.

The effect of this proxy is that you cannot prevent the ordinary shares representing your ADS from being voted, and it may make it more difficult for shareholders to influence the management of our company, which could adversely affect your interests. Holders of our ordinary shares are not subject to this proxy.

You may not receive distributions on the ordinary shares represented by our ADS or any value for them if it is illegal or impractical to make them available to holders of ADS.

The depositary of our ADS has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADS represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADS. We have no obligation to take any other action to permit the distribution of our ADS, ordinary shares, rights or anything else to holders of our ADS. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADS.

You may be subject to limitations on the transfer of your ADS.

Your ADS, which may be evidenced by ADR, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADS generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Transformation into a public company will increase our selling, general and administrative costs and affect the regular operations of our business.

This offering will have a significant transformative effect on us. Our business historically has operated as a privately owned company, and we expect to incur additional legal, accounting, reporting and other expenses as a result of having publicly traded ADS. We will also incur costs that we have not incurred previously, including, but not limited to, costs and expenses for directors’ fees, increased director and officer liability insurance, investor relations and various other costs of a public company.

We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as amended, as well as rules implemented by the Securities and Exchange Commission (“SEC”) and the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly. These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance coverage, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse effect on our ability to recruit and bring on qualified independent directors. We cannot predict or estimate the amount of additional costs we may incur as a result of these requirements or the timing of such costs.

The additional demands associated with being a public company may affect regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our business. Any of these effects could adversely affect our business, financial condition, and results of operations and cash flows.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley could have a material adverse effect on our business and share price.

As a public company, we will be required to document and test our internal control over financial reporting in order to satisfy the requirements of Section 404 of Sarbanes-Oxley, which will require annual management assessments of the effectiveness of our internal control over financial reporting and, beginning with our annual report on Form 20-F for the year ended December 31, 2015, a report by our independent registered public accounting firm that addresses the effectiveness of internal control over financial reporting. We have not yet begun the process of reviewing and testing our internal control over financial reporting. During this process, we may identify deficiencies that we may not be able to remediate in a timely manner to meet our deadline for compliance with Section 404 or that constitute a material weakness, which could require a restatement or other revision of our financial statements. Testing and maintaining internal control could divert our management’s attention from other matters that are important to the operation of our business. We also expect that the imposition of these regulations will increase our legal and financial compliance costs and make some management activities more difficult, time consuming and costly. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified report on the effectiveness of our internal control over financial reporting. In such an event, we could not be certain that our financial statements will be accurate and investors could lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our ADS. In addition, if we do not maintain effective internal controls, we may not be able to accurately report our financial information on a timely basis, which could harm the trading price of our ADS, impair our ability to raise additional capital, or jeopardize our stock exchange listing.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADS, the market price for our ADS and the trading volume of our ADS could decline.

The trading market for our ADS will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADS, the market price for our ADS would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADS to decline.

Risks Related to Investment in a German Company and Our Status as a Foreign Private Issuer

Our exemption as a foreign private issuer from certain rules under the U.S. securities laws may result in less information about us being available to investors than for U.S. companies, which may result in our ADS being less attractive to investors.

As a foreign private issuer (as such term in defined in Rule 405 under the Securities Act of 1933), we are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies. As a foreign private issuer, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and Principal Shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ADS. Moreover, we are not required to file periodic reports and financial statements with the SEC (such as quarterly reports on Form 10-Q or immediate reports on Form 8-K) as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. As a result, our shareholders may not have access to information they deem important, which may result in our ADS being less attractive to investors. In addition, while we intend to voluntarily comply with the independence requirements of the NYSE, as a foreign private issuer we are not required to comply with most of such requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

Although we expect that we will continue to maintain our status as a foreign private issuer for some time, we could cease to be a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher than costs we incur as a foreign private issuer, which could have a material adverse effect on our business and financial results.

The rights of our shareholders may differ from the rights they would have as shareholders of a U.S. corporation, which could adversely impact trading in our ADS and our ability to conduct equity financings.

We expect that the Company will be organized as a stock corporation (Aktiengesellschaft) under the laws of Germany. The rights of shareholders under German law differ in important respects from those of shareholders in a U.S. corporation. These differences include, in particular:

•  Under German law, certain important resolutions, such as resolutions relating to changes in the articles of association of a German stock corporation, increases or decreases in a German stock corporation’s share capital, the issuance of convertible bonds or bonds with warrants attached and the dissolution of the German stock corporation apart from insolvency and certain other proceedings, generally require a 75% majority of the votes present or represented at the relevant shareholders’ meeting. Therefore, the holder or holders of a blocking minority of 25% or, depending on the attendance level at the shareholders’ meeting, the holder or holders of a smaller percentage of the shares in a German stock corporation may be able to block any such votes, possibly to the detriment of the German stock corporation and to other shareholders.

• As a general rule under German law, a shareholder has no direct recourse against the members of the management board or supervisory board of a German stock corporation in the event that it is alleged to have breached their duty of loyalty or duty of care to the German stock corporation. Apart from insolvency or other special circumstances, only the German stock corporation itself has the right to claim damages from members of either board. A German stock corporation may waive or settle these claims only if at least three years have passed and the shareholders approve the waiver or settlement at the shareholders’ meeting with a simple majority of the votes cast, provided that a minority holding, in the aggregate, 10% or more of the German stock corporation’s share capital does not have its opposition formally noted in the minutes maintained by a German civil law notary.

For more information see the summaries of relevant provisions of German law and of our articles of association under “Description of Share Capital.”

We are organized under the laws of the Federal Republic of Germany and it may be difficult for you to obtain or enforce judgments or bring original actions against us or the members of our Management Board and Supervisory Board in the United States.

We are organized under the laws of the Federal Republic of Germany. The majority of our assets are located outside the United States. Furthermore, the majority of the members of our Management Board and Supervisory Board and other officers and some experts named in this prospectus reside outside the United States and a substantial portion of their assets are located outside the United States. Investors may not be able to effect service of process within the United States upon us or these persons or to enforce judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Germany.

In addition, actions brought in a German court against us or the members of our Management Board and Supervisory Board, our other officers and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, German courts do generally not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our Management Board, Supervisory Board and other Executive Officers and the experts named in this prospectus. In addition, even if a judgment against our company, the non-U.S. members of our Management Board, Supervisory Board, senior management or the experts named in this prospectus based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or German courts.

German and European insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.

As a company organized under the laws of Germany and with its registered office in Germany, we are subject to German insolvency laws in the event any insolvency proceedings are initiated against us including, amount other things, Council Regulation (EC) No. 1346/2000 of May 29, 2000 on insolvency proceedings. Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Germany or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

USE OF PROCEEDS

We expect to receive approximately $         million of net proceeds from the sale of ADS by us in this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, based on an assumed public offering price of $         per ADS (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

A $1.00 increase (decrease) in the assumed public offering price of $             per ADS would increase (decrease) the estimated net proceeds received by us in this offering by approximately $             million, assuming the number of ADS offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering. Each increase (decrease) of 1,000,000 ADS in the number of ADS offered by us would increase (decrease) the estimated net proceeds received by us in this offering by approximately $            million, assuming that the assumed public offering price of $            per ADS (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

The principal purposes of this offering are to obtain additional capital, create a public market for our ADS, facilitate our future access to the public equity markets and repay certain outstanding borrowings. We currently intend to use all net proceeds from this offering, together with term loan proceeds under the New Credit Facility and available cash, (i) to redeem our Senior Secured Notes in full in an aggregate principal amount of approximately €             (plus approximately €             in redemption premium and accrued interest) and (ii) to repay the Shareholder Loan in full in an aggregate principal amount of approximately $             (plus approximately $             in accrued interest). The Euro amounts referred to above include U.S. Dollar amounts converted at the convenience translation rate as of December 31, 2013 described under “Currencies and Exchange Rates.” For a discussion of the terms of the Shareholder Loan and the Senior Secured Notes and how we intend to refinance the Shareholder Loan and the Senior Secured Notes at or prior to the completion of this offering, see “Description of Material Indebtedness” and “Summary—Refinancing.”

We will not receive any of the proceeds from the sale of ADS by the Selling Shareholder.

DIVIDEND POLICY

We have not declared or paid any dividends since the Acquisition, but, subject to our refinancing, we currently intend to begin paying regular annual dividends on our ordinary shares after the completion of this offering, beginning in 2015 in respect of the portion of 2014 following our conversion to a German stock corporation in connection with this offering. The amount of any future dividend has not been determined. In accordance with the German Stock Corporation Act (Aktiengesetz), the amount would have to be approved by the shareholders at the annual shareholders’ meeting, upon the recommendation of the Management Board and the Supervisory Board, and would depend on the balance sheet profit for the relevant period as determined for the Company on a standalone basis in accordance with the German Commercial Code (Handelsgesetzbuch) and the German Stock Corporation Act. In deciding whether to recommend any future dividend, the Management Board and the Supervisory Board would take into account any legal or contractual limitation, our actual and anticipated future earnings, cash flows, debt service and capital requirements, our business plans and such other matters as they believe appropriate, in their discretion. Generally, any dividend approved by an annual shareholders’ meeting would be paid out shortly after the meeting. All of the ordinary shares represented by the ADS offered by this prospectus will have the same dividend rights as all of our other outstanding ordinary shares. For information regarding the German withholding tax applicable to dividends and related United States refund procedures, see “Certain Taxation Considerations—German Taxation of ADS.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2013 on an actual basis and on an as adjusted basis after giving effect to (i) the sale by us of              ADS in this offering at an assumed initial public offering price of $              per ADS (the midpoint of the range set forth on the cover page of this prospectus) and our receipt of the estimated net proceeds from that sale after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the use of such proceeds as described under “Use of Proceeds” and (iii) the other steps that we plan to take to effect the Refinancing.

The as adjusted information presented in the table below is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing. The following table also contains translations of Euro amounts as of December 31, 2013. These translations are solely for the convenience of the reader and were calculated at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York, which as of December 31, 2013 was €1.00=US$1.3779.

You should read this table in conjunction with “Use of Proceeds,” “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, the related notes and the other financial information included elsewhere in this prospectus.

	As of December 31, 2013
	Actual		As Adjusted(1)
			(unaudited)
	(in US$ millions)	(in € million)	(in US$ millions)	(in € million)
Cash and cash equivalents(2)	97.0	70.4
Long-term debt:
Long-term Senior Secured Notes	736.6	534.6
Long-term Shareholder Loan	356.0	258.4
New credit facility(3)	–	–

Total long-term debt	1,092.6	793.0
Shareholders’ equity:
Share capital(4)	0.0	0.0
Reserves	(79.5)	(57.7)
Retained earnings	(26.0)	(18.9)

Total shareholders’ equity	(105.4)	(76.5)

Total equity attributable to the Company	(105.4)	(76.5)

Total capitalization	987.2	716.5

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per ADS, the midpoint of the estimated offering price range set forth on the cover of this prospectus, would increase (decrease) the as-adjusted amounts of cash and cash equivalents by $ million, additional share capital by $ million, total shareholders’ equity by $ million and total capitalization by $ million, assuming the number of ADS offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 ADS in the number of ADS offered by us would increase (decrease) the as adjusted amounts of cash and cash equivalents by $ (€ ) million, additional share capital by $ (€ ) million, total shareholders’ equity by $ (€ ) million and total capitalization by $ (€ ) million, assuming that the assumed initial public offering price of $ per ADS (the midpoint of the estimated public offering price range set forth on the cove page of this prospectus) remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

(2)	Cash and cash equivalents at the time of the offering may be different, among other reasons, because of interim trading and current payments on indebtedness.

(3)	In connection with this offering, we intend to enter into a New Credit Facility consisting of (i) a € term loan, which we expect would have a final maturity in and would accrue interest at an annual rate between % and %, and (ii) a multicurrency revolving line of credit of up to € , which we expect would have a final maturity in and would accrue interest at an annual rate between % and % and remain undrawn at the closing of this offering.

(4)	Our share capital as of December 31, 2013 was €25,000. One ordinary share issued and outstanding, actual; ordinary shares issued and outstanding, as adjusted.

DILUTION

Dilution is the amount by which the portion of the offering price per ADS paid by the purchasers of our ADS in this offering exceeds the net tangible book value per ADS after the offering. Our net tangible book value as of December 31, 2013 was, or €             ($            ), or €             ($            ) per ADS. Net tangible book value per ADS is determined by dividing our tangible net worth, total tangible assets less total liabilities, by the aggregate number of ADS outstanding.

After giving effect to the issue and sale by us of the ADS in this offering, at an assumed public offering price of $             per ADS, the midpoint of the range set forth on the cover page of this prospectus, and the receipt and application of the net proceeds by us, translated at an exchange rate of €1.3779 per $1.00, the convenience translation rate as of December 31, 2013 described under “Currencies and Exchange Rates”, our net tangible book value as of December 31, 2013 would have been €             ($            ), or €             ($            ) per ADS. This represents an immediate increase in net tangible book value to existing shareholders of €             ($            ) per ADS and an immediate dilution to new investors of €             ($            ) per ADS.

The following table illustrates this per ADS dilution:

	(Euro)	(U.S. Dollars)(1)
Assumed initial offering price per ADS
Net tangible book value per ADS as of December 31, 2013
Increase in net tangible book value per ADS attributable to new investors
Net tangible book value per ADS after offering
Dilution per ADS to new investors

(1)	Amounts in U.S. Dollars have been calculated at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York, which as of December 31, 2013 was €1.00=$1.3779.

A $1.00 increase (decrease) in the assumed public offering price of $             per ADS (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the net tangible book value per ADS after this offering by €             ($            ), and the dilution per ADS to new investors by €             ($            ), assuming the number of ADS offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering. Each increase (decrease) of 1,000,000 ADS in the number of ADS offered by us would increase (decrease) the net tangible book value per ADS after this offering by €             ($            ) and decrease (increase) the dilution per ADS to new investors by €             ($            ), assuming that the assumed initial public offering price of $             per ADS (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

The following table sets forth on a pro forma basis, as of December 31, 2013, the difference between the Selling Shareholder and the new investors with respect to the number of ordinary shares purchased from us and the Selling Shareholder, the total consideration paid, or to be paid, and the average price per ordinary share or ADS paid, or to be paid, by the Selling Shareholder and by the new investors, at an assumed public offering price of $             per ADS, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions, and estimated offering expenses payable by us:

	Ordinary Shares Purchased		Total Consideration		Average Price per Ordinary Share (in $)	Average Price per ADS (in $)
	Number	Percent	Amount (in $)	Percent
Selling Shareholder
New investors
Total

A $1.00 increase (decrease) in the assumed public offering price of $             per ADS (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors by $             , assuming the number of ADS offered by us, as set forth on the cover of this prospectus, remains the same and before deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering. Each increase (decrease) of 1,000,000 ADS in the number of ADS offered by us would increase (decrease) the total consideration paid by new investors by $             (€            ) million, assuming that the assumed initial public offering price of $             per ADS (the midpoint of the estimated public offering price range set forth on the cove page of this prospectus) remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

Sales by the Selling Shareholder in this offering will reduce the number of ordinary shares held by it to             , or approximately             % (approximately              or             %, if the underwriters exercise their option to purchase additional ADS from the Selling Shareholder in full), and will increase the number of ADS to be purchased by new investors to             , or approximately             %, of the total ADS outstanding after the offering (approximately              or             %, if the underwriters exercise their option to purchase additional ADS from the Selling Shareholder in full).

Except as explicitly set forth above, the foregoing tables and amounts assume no exercise of the underwriters’ option to purchase additional ADS.

CURRENCIES AND EXCHANGE RATES

Our reporting currency is the Euro. Fluctuations in the exchange rate between the Euro and the U.S. Dollar will affect the U.S. Dollar amounts received by owners of our ADS on conversion of dividends, if any, paid in Euro on the ADS and will affect the U.S. Dollar price of our ADS on the NYSE. The following tables set forth, for the periods and dates indicated, the period end, average, high and low exchange rates in U.S. Dollars per €1.00.

Exchange Rates for the Previous Six Months

	Period End	Average Rate(1)	High	Low
October 2013	1.3594	1.3646	1.3810	1.3490
November 2013	1.3606	1.3491	1.3606	1.3810
December 2013	1.3779	1.3708	1.3816	1.3552
January 2014	1.3500	1.3618	1.3682	1.3500
February 2014	1.3806	1.3665	1.3806	1.3507
March 2014	1.3777	1.3828	1.3927	1.3731
April 2014 (through April 11, 2014)	1.3898	1.3792	1.3898	1.3704

Exchange Rates for the Previous Five Years Ended December 31, 2013(2)

	Period End	Average Rate(1)	High	Low
2009	1.4332	1.3955	1.5100	1.2804
2010	1.3269	1.3216	1.4536	1.1959
2011	1.2973	1.4002	1.4875	1.2926
2012	1.3186	1.2909	1.3463	1.2062
2013	1.3779	1.3303	1.3816	1.2774

(1)	The average of the daily exchange rates during the relevant period.

(2)	The average, high and low rates are determined on the basis of the month-end rates in the relevant period.

Our inclusion of these exchange rates and other exchange rates specified elsewhere in this prospectus should not be construed as representations that the Euro amounts actually represent such U.S. Dollar amounts or could have been or could be converted into U.S. Dollars at any particular rate, if at all. The Euro foreign exchange reference rate used in this prospectus is the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. On April 11, 2014, this rate was $1.3898 per €1.00. These exchange rates may differ from the exchange rate in effect on and as of the date of this prospectus.

SELECTED HISTORICAL FINANCIAL INFORMATION AND OTHER DATA

The following selected historical financial information and other data for the fiscal years 2013, 2012 and 2011 and as of December 31, 2013 and 2012 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our balance sheet information as of December 31, 2011 is derived from our audited consolidated financial statements, which are not included in this prospectus.

The Company was incorporated on January 10, 2011 and prior to the Acquisition had no operations. The Successor period for 2011 covers the period from incorporation through December 31, 2011. For the Predecessor period ended July 29, 2011, financial information set forth below has been derived from Evonik Carbon Black’s audited combined financial statements.

For fiscal years 2010 and 2009, the selected historical financial information set forth below has been derived from Evonik Carbon Black’s audited combined financial statements. We historically operated as a business line of Evonik and reported our results as part of Evonik’s business unit “Inorganic Materials.” The combined financial statements of Evonik Carbon Black for each of fiscal years 2010 and 2009 have been prepared on a “carve-out” basis from Evonik’s consolidated financial statements using the historical financial information attributable to Evonik Carbon Black and include allocations of income, expenses, assets, liabilities and cash flows from Evonik. For the preparation of the combined financial statements it was necessary to make assumptions and estimates for carve-out adjustments. Accordingly, the combined financial statements do not necessarily reflect the financial position and performance that would have been presented had Evonik Carbon Black already existed as an independent company during the periods presented and had the transactions between Evonik Carbon Black and other Evonik group companies been carried out between independent companies. The combined financial statements of Evonik Carbon Black present the financial position and performance of Evonik Carbon Black as it existed under Evonik’s ownership, which differs in various respects from the business as it has being operated after the completion of the Acquisition.

The following table contains translations of Euro amounts as of December 31, 2013. These translations are solely for the convenience of the reader and were calculated at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York, which as of December 31, 2013 was €1.00=US$1.3779.

	Successor				Predecessor
Income Statement Data	Year Ended December 31,			Period Ended December 31,	Period Ended July 29,	Year Ended December 31,
	2013		2012	2011	2011	2010(1)	2009(1)
	(in US$ million)	(in € million)	(in € million)	(in € million)	(in € million)	(in € million)	(in € million)
Revenue	1,845.9	1,339.6	1,397.5	545.1	780.6	1,186.2	839.5
Cost of sales	(1,475.5)	(1,070.8)	(1,116.0)	(455.1)	(611.5)	(942.1)	(714.7)
Gross profit	370.4	268.8	281.6	89.9	169.1	244.0	124.8
Selling expenses	(126.9)	(92.1)	(96.2)	(42.1)	(61.2)	(103.5)	(90.7)
Research and development costs	(13.9)	(10.1)	(9.5)	(4.8)	(5.8)	(10.4)	(11.4)
General and administrative expenses	(72.4)	(52.5)	(54.3)	(14.1)	(19.3)	(48.4)	(42.3)
Other operating income	11.5	8.3	18.5	12.1	145.0	18.3	17.9
Income from reversal of impairments on non-current assets	–	–	–	–	–	19.0	–
Other operating expenses	(53.2)	(38.6)	(52.4)	(57.0)	(31.7)	(24.6)	(46.5)
Impairment loss on non-current assets	–	–	–	–	–	(6.0)	(108.9)
Operating result (EBIT)	115.6	83.9	87.7	(16.0)	196.0	84.4	(157.2)
Finance income	23.7	17.2	5.2	7.6	0.3	0.8	0.5
Finance costs	(155.6)	(112.9)	(103.6)	(76.0)	(12.0)	(17.2)	(12.0)
Share of profit or loss of joint venture	0.5	0.4	0.4	0.2	0.5	0.4	0.4
Financial result	(131.5)	(95.4)	(97.9)	(68.2)	(11.3)	(16.0)	(11.1)
Consolidated profit or loss before income taxes	(15.9)	(11.5)	(10.2)	(84.2)	184.7	72.4	(168.3)
Income taxes	(10.1)	(7.3)	(8.9)	9.8	(62.1)	(29.1)	4.6
Consolidated profit or loss for the period	(26.0)	(18.9)	(19.1)	(74.4)	122.7	43.3	(163.7)
Net Earnings Per Share(2)

	Successor				Predecessor
Balance Sheet Data	As of December 31,				As of December 31,
	2013		2012	2011	2010	2009
	(in US$ million)	(in € million)	(in € million)	(in € million)	(in € million)	(in € million)
Cash and cash equivalents	97.0	70.4	74.8	98.9	28.2	10.2
Property, plant and equipment	459.5	333.5	334.6	325.5	368.1	338.4
Total assets	1,387.5	1,007.0	1,092.8	1,141.7	1,084.7	935.0
Total liabilities	1,492.9	1,083.5	1,091.9	1,118.0	666.9	468.5
Total equity	(105.4)	(76.5)	0.8	23.7	417.9	466.5

(1)	The Predecessor periods for 2010 and 2009 include two subsidiaries that were not part of the Acquisition: QECC and a subsidiary that was closed prior to the Acquisition. These subsidiaries together represented €105.2 million in revenues in 2010 and €76.0 million in total assets as of December 31, 2010.

(2)	Information to be provided upon our conversion to a stock corporation (Aktiengesellschaft).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the years ended December 31, 2013, 2012 and 2011 and should be read in conjunction with the information included under “Business”, “Selected Historical Consolidated Financial and Other Data” and our audited consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with IFRS and present separately the Predecessor period prior to the Acquisition and the Successor periods after the Acquisition included elsewhere in this prospectus. The Company was incorporated on January 10, 2011 and prior to the Acquisition had no operations. The Successor period for 2011 covers the period from incorporation through December 31, 2011 (the Successor “Period ended December 31, 2011”). For the Predecessor period ended July 29, 2011, financial information set forth below has been derived from Evonik Carbon Black’s audited combined financial statements (the Predecessor “Period ended July 29, 2011”).

We historically operated as a business line of Evonik and reported our results as part of Evonik’s business unit “Inorganic Materials.” The combined financial statements of Evonik Carbon Black for the Period ended July 29, 2011 have been prepared on a “carve-out” basis from Evonik’s consolidated financial statements using the historical financial information attributable to Evonik Carbon Black and include allocations of income, expenses, assets, liabilities and cash flows from Evonik. For the preparation of the combined financial statements it was necessary to make assumptions and estimates for carve-out adjustments. Accordingly, the combined financial statements do not necessarily reflect the financial position and performance that would have been presented had Evonik Carbon Black existed as an independent company during the periods presented. The combined financial statements of Evonik Carbon Black present the financial position and performance of Evonik Carbon Black as it existed under Evonik’s ownership, which differs in various respects from the business as it has been operated after the completion of the Acquisition.

This discussion is based on comparisons between our financial data for different periods and contains certain forward-looking statements. Our actual results could differ materially from those discussed in any forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors.” The following discussion also contains translations of Euro amounts into U.S. Dollars as of and for the year ended December 31, 2013. These translations are solely for the convenience of the reader and were calculated at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York, which as of December 31, 2013 was €1.00 = US$1.3779. This rate differs from the consolidation currency translation rate used in our audited consolidated financial statements included elsewhere in this prospectus. You should not assume that, on that or any other date, one could have converted these amounts of Euro into U.S. Dollars at that or any other exchange rate.

Overview

We are a leading global producer of carbon black headquartered in Germany. Carbon black is a form of carbon used to improve certain properties of materials into which it is added. It is used as a pigment and as a performance additive in coatings, polymers, printing and special applications (specialty carbon black) and in the reinforcement of rubber in tires and mechanical rubber goods (rubber carbon black). Historically, our business operated as a business line of Evonik and was acquired by our Principal Shareholders from Evonik on July 29, 2011.

In 2013, we generated revenue of €1,339.6 million on sales volume of 968.3 kmt, Adjusted EBITDA of €191.1 million and a loss for the period of €18.9 million. We operate a diversified carbon black business with more than 280 specialty carbon black grades and approximately 70 rubber carbon black grades. Our product portfolio is one of the broadest in the industry and is divided into the following segments:

•	Specialty Carbon Black. We are one of the largest global producers of specialty carbon black with an estimated share of global industry sales of approximately 24% in 2013 measured by volume in kmt. We believe that our share of global industry sales measured by revenue is higher, since our product portfolio is weighted towards higher priced premium grades. We manufacture specialty carbon black at multiple sites for a broad range of specialized applications. Specialty carbon black imparts specific characteristics, such as high-quality pigmentation, UV light protection, viscosity control and electrical conductivity. In 2013, Adjusted EBITDA for our Specialty Carbon Black segment was €98.0 million and the Segment Adjusted EBITDA Margin was 25.1%. This segment accounted for 29.1% of our total revenue, 51.3% of total Adjusted EBITDA and 19.7% of our sales volume in kmt in 2013.

•	Rubber Carbon Black. We are one of the largest global producers of rubber carbon black. We have a global supply network, and an estimated share of global industry sales of approximately 7% in 2013 measured by volume in kmt, with industry sales shares by volume equal to or exceeding 15% in each of our major operating regions. In 2013, Adjusted EBITDA for our Rubber Carbon Black segment was €93.2 million and Segment Adjusted EBITDA Margin was 9.8%. This segment accounted for 70.9% of our total revenue, 48.7% of total Adjusted EBITDA and 80.3% of our total sales volume in kmt in 2013.

We have over 75 years of experience and enjoy a long-standing reputation for technical capability in the carbon black industry and its served applications. We provide consistent product quality, reliability, technical expertise and innovation, built upon continually improving processes and know-how through our advanced Innovation Group and through supply chain execution.

Our Innovation Group works closely with our clients to develop innovative products and applications, while strengthening customer relationships and improving communication. Long-term R&D alliances and sophisticated technical interfaces with customers allow us to develop solutions to meet specific customer requirements. As a result, we have been able to generate attractive margins for our specialized carbon black products. Additionally, our Innovation Group works closely with our operations group to improve process economics with new process equipment designs, operating techniques and raw material selection.

We operate a modern global supply chain network comprising 13 wholly owned production plants and one jointly-owned production plant. We are currently seeking to acquire QECC, which accounted for approximately 65 kmt in sales volume in 2013 and in which Evonik has a majority interest. We believe that this acquisition, if completed, would improve our ability to serve the Chinese market over and above our current use of our global network for exports to China.

Key Factors Affecting Our Results of Operations

We believe that the following factors have had, and will continue to have, a material effect on our results of operations and financial condition. As many of these factors are beyond our control and certain of these factors have historically been volatile, past performance will not necessarily be indicative of future performance and it is difficult to predict future performance with any degree of certainty. In addition, important factors that could cause our actual results of operations or financial conditions to differ materially from those expressed or implied below, include, but are not limited to, factors indicated in this prospectus under “Risk Factors” and “Note Regarding Forward-Looking Statements.”

General Economic Conditions, Cyclicality and Seasonality

Our results of operations are affected by worldwide economic conditions. Because carbon black is used in a diverse group of end products, demand for carbon black has historically been related to real GDP and general global economic conditions. In particular, a large part of our sales has direct exposure to the cyclical automotive industry and, to a lesser extent, the construction industry. As a result, our results of operations experience a level of inherent cyclicality. The nature of our business and our large fixed asset base make it difficult to rapidly adjust our fixed costs downward when demand for our products declines, which materially affects our results of operations. For example, we experienced a decrease in sales volume of 20.3% in 2008 and 2009 combined, in the wake of the global financial and economic crisis, followed by a recovery in sales volume of 14.8% in 2010. As a result, our results of operations dropped sharply in the second half of 2008 and 2009, and recovered again in 2010. Since the Acquisition, our overall results improved in line with the global economic recovery and recovery in underlying industries. In 2011 through 2013, our results of operations in Europe were negatively affected by the European sovereign debt crisis, while other geographic regions showed more positive dynamics.

Our business is generally not seasonal in nature, although we may experience some regional seasonal declines during holiday periods and our results of operations are generally weaker in the last three months of the year.

Drivers of Demand

Besides general global economic conditions, certain specific drivers of demand for carbon black differ among our operating segments. Specialty carbon black has a wide variety of end-uses and demand is largely driven by the development of the coatings, polymers and printing industries. Demand for specialty carbon black in the coatings and polymers industries is mainly influenced by the levels of industrialization, infrastructure, construction and car ownership. Demand for specialty carbon black in the printing industry is mainly influenced by developments in print media and packaging materials. Demand for rubber carbon black is largely driven by the development of the tire and mechanical rubber goods industries. Demand for rubber carbon black in tires is mainly influenced by the number of replacement and original equipment tires produced, which in turn is driven by (i) vehicle trends, including the number of vehicles produced and registered, and the number of miles driven, (ii) demand for high-performance tires, (iii) demand for larger vehicles, such as trucks and buses and (iv) changes in regulatory requirements. Demand for rubber carbon black in mechanical rubber goods is mainly influenced by vehicle trends, construction activity and general industrial production.

Demand in the developed West European and North American regions is mainly driven by demographic changes, customers’ high-quality requirements, stringent tire regulation standards and relatively stable tire replacement demand. Demand in emerging markets, such as China, Southeastern Asia, South America and Eastern Europe, is mainly driven by the growing middle class, rapid industrialization, new infrastructure spending and increasing car ownership trends. The growth in vehicle production in turn drives demand for both original equipment tire manufacturing and replacement tires in developing regions. See “Industry.”

Asset Utilization

Margins in the carbon black industry, and the chemical industry generally, are strongly influenced by industry utilization. As demand for products approaches available supply, utilization rates rise, and prices and margins typically increase over time. Historically, this relationship has been highly cyclical, due to fluctuations in supply resulting from the timing of new investments in capacity and general economic conditions affecting the relative strength or weakness of demand. Generally, capacity is more likely to be added in periods when current or expected future demand is strong and margins are, or are expected to be, high. Investments in new capacity can result, and in the past frequently have resulted, in over-capacity, which typically leads to a reduction of margins. For example, some of our customers have shifted, and may continue to shift, manufacturing capacity from mature regions, such as North America and Europe, to emerging regions, such as Asia and South America. Consequently, competitors in China have added capacity at a far greater rate than demand has risen, which has resulted in pressured margins in the region. In response, producers typically reduce capacity utilization or limit further capacity additions, eventually causing the industry to be relatively undersupplied. In recent years, a systematic reduction in capacity in North America and Europe, together with increased manufacturing efficiencies, has enabled us to largely preserve margins and increase our utilization rates.

Although utilization levels can differ significantly by plant, we estimate our average plant utilization rate to have been at the level of approximately 80% in 2013, as well as in the range of 75% to 80% in 2012 and 85% to 90% in 2011. We have made recent investments in strategic sites to increase the flexibility of our production platform (for example, we have added a new production line in our existing facilities in South Korea, which commenced operations in summer 2013). However, following an intensive review of European carbon black operations, we announced in December 2013 that production would cease at our Sines (Portugal) facility in order to consolidate capacities in the European region. Both actions allow us to opportunistically upgrade and expand our capacity to produce higher margin products, as demand allows, and positions us better to shift additional production capacity to specialty carbon black products and rubber carbon black for higher-end mechanical rubber goods. We intend to achieve further growth in production volume, as customer demand allows, by improving utilization rates, improving the availability of our assets by minimizing planned and unplanned facility downtime and improving the capacity of our assets through systematic supply chain planning and improved operating technologies. Unplanned outages can impact our operating results. Similarly, planned or unplanned outages of our competitors can positively affect our operating results by decreasing the product supply in the industry.

Efficiency Initiatives

Our results of operations are affected by our energy consumption, manufacturing costs and efficiency improvements. We have implemented and will continue to implement production and energy efficiency initiatives by exploiting alternative feedstock sources with a strong focus on feedstock yields, as well as on feedstock prices. We have developed new energy efficient reactor designs and state-of-the-art energy recovery equipment that have already been installed in many of our production sites. In recent years, we have increased our co-generation capabilities and currently nine of our manufacturing sites have some form of co-generation, transforming combustible exhaust gas, the main by-product of the carbon black production process, into electricity, steam or hot water. We are analyzing available energy recovery options for our production sites currently not equipped with co-generation facilities and plan to expand co-generation capacity of our plants in the future, if economically viable.

Since the Acquisition, we have been focusing on administrative and personnel efficiencies. We had well over 1,500 employees at the time of the Acquisition and successfully reduced headcount to 1,405 as of December 31, 2013, despite having to hire over 60 new administrative personnel required to carry out a range of functions and services previously provided by Evonik entities that were not part of the Acquisition. We also introduced high performance work teams and additionally incentivize our employees by linking their bonus levels to the achievement of predetermined objectives, including individual, team and company-wide targets. We plan to further improve efficiency of our personnel and believe that we will be able to increase sales and production volumes of our business without significant increases in headcount. In addition, after an intensive review of European carbon black operations, we ceased production at our Sines (Portugal) facility in December 2013 to concentrate our European production platform into fewer, more efficient facilities. Termination periods of employees terminated in connection with the Sines closure had not expired by end of 2013 and will lead to a further headcount reduction of approximately 35 FTEs in 2014. The plant accounted for €4.4 million of depreciation, labor, rent, repair and maintenance, external services and insurance costs in 2013. Additionally, we incurred impairment charges of €5.5 million on the closure of the plant in 2013.

Raw Material and Energy Costs

Our results of operations are affected by fluctuations in raw material and energy prices. Our manufacturing processes consume significant amounts of raw materials and energy, the costs of which are subject to fluctuations in worldwide supply and demand, in addition to other factors beyond our control. In 2013, raw materials accounted for approximately 80% of the total manufacturing cost of the final product. Almost all of the raw material used in the production of carbon black is an oil-based feedstock known as carbon black oil, with some limited use of other materials, such as nitrogen tetroxide, hydrogen and natural gas. The pricing of carbon black oil is linked to the price of heavy fuel oil and is generally benchmarked against Platts indices of mainly three regions, namely the U.S. Gulf Coast, Rotterdam and Singapore. The ultimate carbon black oil price also depends on carbon black oil specific quality characteristics, differentials (premiums or discounts), freight costs and regional supply and demand. Carbon black oil procurement is an important factor in achieving best in-class production costs. We purchase approximately 60% of our carbon black oil supply on the spot market and approximately 40% through contracts. Almost all of our purchases have pricing terms that fluctuate with underlying feedstock price indices.

Costs for raw materials and energy have fluctuated significantly and may continue to fluctuate in the future. For example, Brent crude oil prices continuously increased from $70 per barrel in May 2010 to a peak of $127 per barrel in April 2011, declining to $110 per barrel by the end of December 2013. We have a proactive price and contract management strategy, which supports our efforts to preserve margins through a timely pass-through of feedstock cost increases to customers. A significant portion of our sales volume is sold based on formula-driven price adjustment mechanisms for changes in costs of raw materials, that is, approximately 72% in the Rubber Carbon Black segment and approximately 42% in the Specialty Carbon Black segment, based on sales volumes in 2013. Most of our indexed contracts allow for monthly price adjustments, while a relatively small portion allows for quarterly price adjustments. The one-month oil price adjustment mechanism typically results in a two-month delay in reflecting oil price changes in our customers pricing, while the three-month price adjustment mechanism typically results in a four-month delay. We believe that these contracts enable us to maintain our Segment Adjusted EBITDA Margins since the Acquisition, despite significant fluctuations in oil and other raw material prices. However, in periods of rapid and significant oil or energy price fluctuations, these fluctuations can significantly affect our earning and results of operations, since oil price changes affect our sales prices and our cost of raw materials and energy at different times. We refer to these earnings effects as windfall gains and losses. Sales prices under our non-indexed contracts (approximately 28% in the Rubber Carbon Black segment and approximately 58% in the Specialty Carbon Black segment based on sales volume in kmt in 2013) are reviewed on a quarterly basis to reflect raw material and energy price fluctuations as well as overall market conditions. We believe that the current competitive environment generally allows to implement price adjustments in a reasonably timely manner, although there can be no guarantee that we will be able to timely adjust prices under our non-indexed contracts in the future, see “Risk Factors—Risks Related to Our Business—We are subject to volatility in the costs and availability of raw materials and energy, which could decrease our margins and adversely affect our business, financial condition, results of operations and cash flows.”

Foreign Currency Exchange Rate Fluctuations

Our results of operations and Net Working Capital are affected by foreign currency exchange rate fluctuations. Our exposure to foreign currencies comes from three main sources: (i) currency translation, when we translate results of our subsidiaries denominated in local functional currencies into Euros, (ii) transactions, such as when we contract purchases of our feedstock, which are mostly in U.S. Dollars, and (iii) financings, as a large portion of our financial obligations are denominated in U.S. Dollars, some of which are hedged. In 2013, 39%, 28% and 19% of our revenues were generated by our subsidiaries whose functional currency is the Euro, the U.S. Dollar and the Korean Won respectively, with the remainder in other currencies. Fluctuations in currency exchange rates could require us to reduce our prices to remain competitive in foreign regions. In each case, the relevant income or expense is reported in the respective local currency and translated into Euro at the applicable currency exchange rate for inclusion in our consolidated financial statements. Therefore, our financial results in any given period are materially affected by fluctuations in the value of the Euro relative to other currencies, in particular the U.S. Dollar and the Korean Won. Our foreign currency transaction exposure is partially offset by costs and expenses incurred by our subsidiaries in their local functional currencies.

The pricing of carbon black oil, our main raw material, is linked to the price of heavy fuel oil and is generally benchmarked against Platts indices of mainly three regions: the U.S. Gulf Coast, Rotterdam and Singapore. Most of our carbon black oil purchase contracts are denominated in U.S. Dollars. Generally, an appreciation of the U.S. Dollar has a negative impact on our results of operations and Net Working Capital, because our raw material purchases in U.S. Dollars may not be fully offset by our ability to pass-through changes in raw material costs to customers and by the translation effect of our results of operations in the United States. In addition, approximately half of our indebtedness under our Senior Secured Notes and the Shareholder Loan is denominated in U.S. Dollars. Following the Refinancing, our exposure to the U.S. Dollar may significantly change, see “Refinancing.” As such, our cash borrowing costs (in the form of interest expense) and the carrying value of those borrowings may fluctuate based on changes in exchange rates.

We manage our foreign currency exchange exposure through the use of derivative instruments to hedge on balance sheet foreign currency denominated receivables and payables, as well as the U.S. Dollar-denominated portion of our indebtedness under the Senior Secured Notes. We use customary products to manage foreign exchange risk, including forward exchange contracts and currency options. We do not generally use foreign exchange hedging for expected exposure, as our expected exposure from sales is largely offset by our expected exposure from purchases.

Current and Future Environmental Regulations

Our operations are subject to extensive environmental laws and regulations, which require us to invest significant financial and technical resources to maintain compliance with applicable requirements. If environmental harm is found to have occurred as a result of our current or historical operations, we may incur significant remediation costs at current or former production facilities or third-party sites and may have to pay fines and damages. Many of our facilities have a long history of operation and have never been the subject of comprehensive environmental investigations. As a result, our environmental compliance and remediation costs could increase. Future closure and decommissioning at any one of these facilities, or of process units at these facilities, could result in significant remediation costs. For instance, many of our facilities have onsite landfills, storage tanks, wastewater treatment systems, ponds and other units that have been in use for a number of years, and we may incur significant costs when closing these units in accordance with applicable laws and regulations and when addressing related contamination of soil and groundwater. For more information about information requests made by the EPA to, and alleged violations of the U.S. Clean Air Act by, certain of our facilities located in the United State, see “Business—Environmental, Health and Safety Matters—Environmental—Environmental Proceedings.”

Changes to environmental regulations or laws that may affect previously unregulated aspects of our business may also require us to incur significant compliance costs. New regulations requiring further reductions of GHG and other emissions are being considered in Europe, the United States, China, Brazil and South Korea. Our carbon black operations may generate more CO2 than is permitted under current or future allocation schemes for GHG emissions, requiring us either to purchase emission credits or to modify our production processes to reduce emissions. Additionally, nano-scale materials, including carbon black, are under increased and ongoing scrutiny in multiple jurisdictions, including the European Union, and are likely to be subject to stricter regulation in the future, which may require us to incur significant costs in order to comply with new laws and requirements. Further, carbon black has been classified by certain national and international health organizations as a possible or suspected human carcinogen. A negative reclassification of carbon black by these organizations, or similar classifications of carbon black or other finished products, raw materials or intermediates by other organizations or governmental authorities could adversely affect our compliance costs, operations, sales and reputation.

Environmental considerations can also affect the industries in which we operate, including our position with respect to our competitors. For example, new tire labeling regulatory requirements globally (particularly in Europe) are expected to reduce the threat of low-cost tire imports significantly and to favorably affect demand in developed regions.

In connection with the Acquisition, Evonik agreed, subject to certain deductibles, caps, exclusions and procedural requirements, to indemnify us for certain historical environmental liabilities. See “Risk-Factors—Risks

Related to Indebtedness, Currency Exposure and Other Financial Matters—Our Agreements with Evonik in connection with the Acquisition require us to indemnify Evonik with respect to certain aspects of our business and require Evonik to indemnify us for certain retained liabilities. Our potential exposure and our ability to enforce claims under such indemnities are unclear.”

Reconciliation of Non-IFRS Financial Measures

We focus on Contribution Margin, Contribution Margin per Metric Ton and Adjusted EBITDA as measures of our operating performance. Contribution Margin, Contribution Margin per Metric Ton and Adjusted EBITDA contained in this prospectus (except for Adjusted EBITDA) are unaudited and have not been prepared in accordance with IFRS or the accounting standards of any other jurisdiction. Other companies may use similar non-IFRS financial measures that are calculated differently from the way we calculate these measures. Accordingly, our Contribution Margin, Contribution Margin per Metric Ton and Adjusted EBITDA may not be comparable to similar measures used by other companies and should not be considered in isolation, or construed as substitutes for, revenue, consolidated profit or loss for the period, operating result (EBIT), gross profit and other IFRS measures as indicators of our results of operations in accordance with IFRS.

Contribution Margin and Contribution Margin per Metric Ton (Non-IFRS Financial Measures)

We calculate Contribution Margin by subtracting variable costs (raw materials, packaging, utilities and distribution costs) from our revenue. We calculate Contribution Margin per Metric Ton by dividing Contribution Margin by sales volume measured in metric tons. We believe that Contribution Margin and Contribution Margin per Metric Ton are useful since we see these measures as indicating the portion of revenue that is not consumed by variable costs (raw materials, packaging, utilities and distribution costs) and therefore contributes to the coverage of all other costs and profits. The following table reconciles Contribution Margin and Contribution Margin per Metric Ton to revenue:

	Successor				Predecessor
	Year ended December 31,			Period Ended December 31,	Period Ended July 29,
	2013	2013	2012	2011	2011
		(unaudited)			(unaudited)
	(in US$ million, unless indicated otherwise)	(in € million, unless indicated otherwise)			(in € million, unless indicated otherwise)
Revenue(1)	1,845.9	1,339.6	1,397.5	545.1	780.6
Variable costs(2)	(1,299.6)	(943.2)	(994.8)	(398.1)	(538.4)
Contribution Margin	546.2	396.4	402.7	147.0	242.2
Sales volume (in kmt)	968.3	968.3	949.6	417.9	635.5
Contribution Margin per Metric Ton (in €/US$)	564.1	409.4	424.1	351.8	381.1

(1)	Audited
(2)	Includes costs such as raw materials, packaging, utilities and distribution.

Adjusted EBITDA (Non-IFRS Financial Measure)

We define Adjusted EBITDA as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, share of profit or loss of associates and certain other items. Adjusted EBITDA is defined similarly in the indenture governing our Senior Secured Notes. We believe that Adjusted EBITDA is a useful profitability measure used by our management to evaluate our operating performance and make decisions regarding allocation of capital.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; (b) Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; (c) Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and (d) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period and our other IFRS financial results. The following table presents a reconciliation of Adjusted EBITDA to consolidated profit or loss for each of the periods indicated:

	Successor				Predecessor
	Year ended December 31,			Period Ended December 31,	Period Ended July 29,
	2013	2013	2012	2011	2011

	(in US$ million)	(in € million)			(in € million)
Consolidated profit or loss for the period	(26.0)	(18.9)	(19.1)	(74.4)	122.7
Income taxes	10.1	7.3	8.9	(9.8)	62.1
Consolidated profit or loss before income taxes	(15.9)	(11.5)	(10.2)	(84.2)	184.7
Share of profit or loss of associates	(0.5)	(0.4)	(0.4)	(0.2)	(0.5)
Finance costs, net(1)	132.0	95.8	98.4	68.4	11.8
Operating result (EBIT)	115.6	83.9	87.7	(16.0)	196.0
Depreciation and amortization	104.9	76.1	59.3	23.4	22.4
EBITDA	220.5	160.0	147.0	7.4	218.4
Acquisition related expenses(2)	0.0	0.0	1.6	40.5	0.0
Restructuring expenses(3)	20.9	15.1	20.4	1.0	0.0
Consulting fees related to group strategy(4)	17.2	12.5	12.6	5.1	0.0
Share of profit or loss of associates	0.5	0.4	0.4	0.2	0.5
Expenses related to capitalized emission rights(5)	3.7	2.7	4.3	9.1	1.0
Other non-operating(6)	0.6	0.4	1.7	(5.4)	(108.2)
Adjusted EBITDA	263.4	191.1	188.0	57.9	111.7

Thereof Adjusted EBITDA Specialty Carbon Black	135.0	98.0	89.4	26.2	69.0
Thereof Adjusted EBITDA Rubber Carbon Black	128.4	93.2	98.6	31.7	42.7

(1)	Finance costs, net consists of Finance income and Finance costs.
(2)	Acquisition related expenses primarily include direct costs from the Acquisition of Evonik Carbon Black and the formation of Orion.
(3)	Restructuring expenses primarily include personnel-related costs and IT-related costs as a result of the separation from Evonik systems and Sines (Portugal) plant closure costs.
(4)	Consulting fees related to the group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies. For the Period ended July 29, 2011, the amount reflects the corporate center charges by Evonik.
(5)	Expenses related to capitalized emission rights are a non-cash amortization and result from the consumption and revaluation of emission rights that were capitalized as part of the Acquisition.
(6)	Other non-operating expenses include a reversal of write-offs of inventory in Period ended December 31, 2011 and a debt waiver of Evonik Carbon Black’s debt under an intercompany loan by other Evonik entities in connection with the Acquisition of the Predecessor from Evonik in the Period ended July 29, 2011.

Results of Operations

2013 Compared to 2012

The table below presents our historical results derived from our audited consolidated financial statements for the periods indicated.

Income Statement Data	Year ended December 31,
	2013	2013	2012

	(in US$ million)	(in € million)
Revenue	1,845.9	1,339.6	1,397.5
Cost of sales	(1,475.5)	(1,070.8)	(1,116.0)
Gross profit	370.4	268.8	281.6
Selling expenses	(126.9)	(92.1)	(96.2)
Research and development costs	(13.9)	(10.1)	(9.5)
General and administrative expenses	(72.4)	(52.5)	(54.3)
Other operating income	11.5	8.3	18.5
Other operating expenses	(53.2)	(38.6)	(52.4)
Operating result (EBIT)	115.6	83.9	87.7
Finance costs, net(1)	(132.0)	(95.8)	(98.4)
Share of profit or loss of associates	0.5	0.4	0.4
Financial result	131.5	(95.4)	(97.9)
Consolidated loss before income taxes	(15.9)	(11.5)	(10.2)
Income taxes	(10.1)	(7.3)	(8.9)
Consolidated profit or loss for the period	(26.0)	(18.9)	(19.1)

(1)	Finance costs, net consists of Finance income and Finance costs.

Revenue

Revenue decreased by €57.9 million, or 4.1%, from €1,397.5 million in 2012 to €1,339.6 million in 2013, despite an increase in sales volume, primarily as a result of a decrease in carbon black oil prices passed through to our customers. Sales volume increased by 19.3 kmt, or 2.0%, from 949.6 kmt in 2012 to 968.3 kmt in 2013, mainly as a result of a larger percentage increase in demand for specialty carbon black products in emerging markets in Asia and the Americas, as well as a smaller percentage increase in demand for rubber carbon black products.

Cost of Sales and Gross Profit

Cost of sales decreased by €45.2 million, or 4.1%, from €1,116.0 million in 2012 to €1,070.8 million in 2013, mainly driven by a decrease in carbon black oil prices, despite a €13.1 million increase in depreciation, mainly attributable to the installation of our new production line in South Korea in 2013 and our overall increased capital investments, and €5.5 million in write-offs of fixed assets related to the closure of our Sines (Portugal) plant, which ceased operations in December 2013.

Gross profit decreased by €12.8 million, or 4.5%, from €281.6 million in 2012 to €268.8 million in 2013, mainly due to the increase in depreciation specified above and in line with lower revenue.

Selling Expenses

Selling expenses decreased by €4.1 million, or 4.3%, from €96.2 million in 2012 to €92.1 million in 2013. Although our sales volume rose over the same period, we were able to implement more efficient distribution, logistics and sales processes.

Research and Development Costs

R&D expenses rose by €0.6 million, or 6.3%, from €9.5 million in 2012 to €10.1 million in 2013, due to the relocation and combination of all our German innovation activities at our Cologne (formerly referred to as “Kalscheuren”) production site in 2013, as well as due to our increased spending in innovation projects.

General Administrative Expenses

General administrative expenses decreased by €1.8 million, or 3.3%, from €54.3 million in 2012 to €52.5 million in 2013, due in part to our strong focus on cost efficiency initiatives, such as headcount reduction.

Other Operating Income and Expenses

In 2013, other operating income amounted to €8.3 million and included, among other things, €3.3 million of income from valuation of derivatives and currency translation effects of €1.2 million. Other operating expenses in 2013 amounted to €38.6 million and primarily comprised of restructuring expenses of €15.1 million, consulting fees related to group strategy of €12.5 million and currency translation effects of €5.3 million.

In 2012, other operating income amounted to €18.5 million and included, among other things, currency translation effects of €6.0 million, income from valuation of derivatives of €4.8 million and cost allocations to Evonik in connection with the Acquisition of €2.6 million. Other operating expenses in 2012 amounted to €52.4 million and primarily comprised of restructuring expenses of €20.4 million, consulting fees related to group strategy of €12.6 million and currency translation effects of €10.8 million.

Finance Costs, Net

Finance costs, net declined by €2.6 million, or 2.6%, from €98.4 million in 2012 to €95.8 million in 2013.

Finance costs, net in 2013 included finance income of €17.2 million associated with exchange rate gains of €12.7 million related to revaluation impacts on our U.S. Dollar-denominated financing, as well as interest income of €4.5 million. In 2013, finance income was more than offset by interest expenses associated with our borrowings of €94.5 million, exchange rate losses of €13.6 million and other finance expenses of €4.9 million.

Finance costs, net in 2012 included finance income of €5.2 million associated with exchange rate gains of €3.7 million and interest income of €1.5 million, which were more than offset by interest expenses associated with our borrowings of €94.7 million, exchange rate losses of €3.9 million and other finance expenses of €4.9 million.

Income taxes

Income taxes decreased by €1.6 million, or 17.6%, from €8.9 million in 2012 to €7.3 million in 2013. The decrease was mainly driven by the change in the mix of profit or loss of our subsidiaries across multiple jurisdictions resulting in a lower tax rate.

Consolidated Profit or Loss for the Period

Our consolidated loss for the period declined by €0.2 million, or 1.0%, from €19.1 million in 2012 to €18.9 million in 2013, reflecting all the factors described above.

Contribution Margin and Contribution Margin per Metric Ton (Non-IFRS Financial Measures)

Contribution Margin declined by €6.3 million, or 1.6%, from €402.7 million in 2012 to €396.4 million in 2013, primarily due to a decrease in base prices of certain rubber carbon black products that has not been fully offset by manufacturing efficiencies in 2013.

Contribution Margin per Metric Ton declined by €14.7, or 3.5%, from €424.1 in 2012 to €409.4 in 2013 due to a decrease in Contribution Margin primarily attributable to a decrease in base prices of rubber carbon black products that was not fully offset by manufacturing efficiencies and increased sales volume in 2013.

Adjusted EBITDA (Non-IFRS Financial Measure)

Adjusted EBITDA rose by €3.1 million, or 1.6%, from €188.0 million in 2012 to €191.1 million in 2013. This increase was primarily due to cost saving efforts and initiatives.

2012 Compared to 2011

The table below presents our historical results derived from our Successor audited consolidated financial statements for 2012, our Successor audited consolidated financial statements for the period from January 10 through December 31, 2011, and the Predecessor audited combined financial statements for the period from January 1 through July 29, 2011.

	Successor		Predecessor
Income Statement Data	Year ended December 31,	Period Ended December 31,	Period Ended July 29,
	2012	2011	2011

	(in € million)		(in € million)
Revenue	1,397.5	545.1	780.6
Cost of sales	(1,116.0)	(455.1)	(611.5)
Gross profit	281.6	89.9	169.1
Selling expenses	(96.2)	(42.1)	(61.2)
Research and development costs	(9.5)	(4.8)	(5.8)
General and administrative expenses	(54.3)	(14.1)	(19.3)
Other operating income	18.5	12.1	145.0
Other operating expenses	(52.4)	(57.0)	(31.7)
Operating result (EBIT)	87.7	(16.0)	196.0
Finance costs, net(1)	(98.4)	(68.4)	(11.8)
Share of profit or loss of associates	0.4	0.2	0.5
Financial result	(97.9)	(68.2)	(11.3)
Consolidated loss before income taxes	(10.2)	(84.2)	184.7
Income taxes	(8.9)	9.8	(62.1)
Consolidated profit or loss for the period	(19.1)	(74.4)	122.7
Thereof attributable to Orion	(19.1)	(74.4)	122.2
Thereof non-controlling interests	–	–	0.4

(1)	Finance costs, net consists of Finance income and Finance costs.

Revenue

Revenue amounted to €780.6 million in the Period ended July 29, 2011, €545.1 million in the Period ended December 31, 2011 and €1,397.5 million in 2012, reflecting an increase in base prices and in oil prices passed through to customers in 2012.

Sales volume amounted to 635.5 kmt in the Period ended July 29, 2011, 417.9 kmt in the Period ended December 31, 2011 and 949.6 kmt in 2012, reflecting weakening demand, in particular in Europe, for our rubber carbon black products.

Cost of Sales and Gross Profit

Cost of sales amounted to €611.5 million in the Period ended July 29, 2011, €455.1 million in the Period ended December 31, 2011 and €1,116.0 million in 2012, and mainly reflected an increase in carbon black oil prices over the periods under discussion.

Gross profit amounted to €169.1 million in the Period ended July 29, 2011, €89.9 million in the Period ended December 31, 2011 and €281.6 million in 2012.

Selling Expenses

Selling expenses amounted to €61.2 million in the Period ended July 29, 2011, €42.1 million in the Period ended December 31, 2011 and €96.2 million in 2012. Selling expenses included, among other things, amortization of acquired intangibles in the Successor periods and changes of our shipping and transportation costs in each of the periods under discussion.

Research and Development Costs

R&D expenses amounted to €5.8 million in the Period ended July 29, 2011, €4.8 million in the Period ended December 31, 2011 and €9.5 million in 2012. In the time period between the Acquisition and the arrival of our new Senior Vice President–Innovation in the fourth quarter of 2012, we had focused on a limited number of critical R&D projects.

General Administrative Expenses

General administrative expenses amounted to €19.3 million in the Period ended July 29, 2011, €14.1 million in the Period ended December 31, 2011 and €54.3 million in 2012, and reflected reallocations of expenses, mainly between Selling Expenses and General Administrative Expenses.

Other Operating Income and Expenses

In 2012, other operating income amounted to €18.5 million and included, among other things, currency translation effects of €6.0 million, income from valuation of derivatives of €4.8 million and cost allocations to Evonik in connection with the Acquisition of €2.6 million. Other operating expenses in 2012 amounted to €52.4 million and primarily comprised of restructuring expenses of €20.4 million, consulting fees related to group strategy of €12.6 million and currency translation effects of €10.8 million.

In the Period ended December 31, 2011, other operating income amounted to €12.1 million and primarily comprised of €6.5 million of currency translation effects, €1.4 million of cost allocation to Evonik in connection with the Acquisition and €1.0 million of valuation of derivatives. Other operating expenses in the Period ended December 31, 2011 amounted to €57.0 million and primarily comprised of Acquisition-related expenses of €40.5 million and consumption and revaluation of emission rights of €9.1 million.

In the Period ended July 29, 2011, other operating income amounted to €145.0 million, of which €128.0 million related to the waiver of Evonik Carbon Black’s debt under an intercompany loan by other Evonik entities in preparation for the Acquisition, €6.3 million related to valuation of derivatives and €4.6 million was attributable to currency translation effects. Other operating expenses in the Period ended July 29, 2011 amounted to €31.7 million and primarily comprised of shared service center cost of €21.1 million.

Finance Costs, Net

Finance costs, net amounted to €11.8 million in the Period ended July 29, 2011, €68.4 million in the Period ended December 31, 2011 and €98.4 million in 2012.

Finance costs, net in 2012 included financial income of €5.2 million associated with foreign exchange gains of €3.7 million and interest income of €1.5 million, which was more than offset by interest expenses associated with our borrowings of €94.8 million and exchange rate losses of €3.9 million.

Finance costs, net in the Period ended December 31, 2011 included financial income of €7.6 million primarily associated with interest income and foreign exchange gains, which was more than offset by interest expenses associated with our borrowings of €46.8 million and losses of €28.2 million associated with exchange rate losses attributable to the U.S. Dollar-denominated Senior Secured Notes.

Finance costs, net in the Period ended July 29, 2011 included financial income of €0.3 million primarily consisting of interest income and finance costs of €12.0 million, of which €11.1 million was attributable to foreign exchange losses.

Income taxes

Income taxes represented a tax payment of €62.1 million in the Period ended July 29, 2011, tax refund of €9.8 million in the Period ended December 31, 2011 and tax payment of €8.9 million in 2012. Our income taxes in the periods under discussion reflected our profitability developments and also included significant tax effects related to the Acquisition.

Consolidated Profit or Loss for the Period

We recorded consolidated profit of €122.7 million in the Period ended July 29, 2011, consolidated loss of €74.4 million in the Period ended December 31, 2011 and consolidated loss of €19.1 million in 2012. Our consolidated profit or loss in both periods of 2011 were strongly affected by the Acquisition.

Contribution Margin and Contribution Margin per Metric Ton (Non-IFRS Financial Measures)

Contribution Margin amounted to €242.2 million in the Period ended July 29, 2011, €147.0 million in the Period ended December 31, 2011 and €402.7 million in 2012, reflecting base price increases in our Rubber Carbon Black segment that became effective in early 2012.

Contribution Margin per Metric Ton amounted to €381.1 in the Period ended July 29, 2011, €351.8 in the Period ended December 31, 2011 and €424.1 in 2012, and reflected base price increases in our Rubber Carbon Black segment that became effective in early 2012.

Adjusted EBITDA (Non-IFRS Financial Measure)

Adjusted EBITDA amounted to €111.7 million in the Period ended July 29, 2011, €57.9 million in the Period ended December 31, 2011 and €188.0 million in 2012. Adjusted EBITDA in the periods after the Acquisition mainly reflected increased margins associated with base price increases for rubber carbon black products and our cost efficiency measures.

Segment Discussion

Our business operations are divided into two operating segments: the Specialty Carbon Black segment and the Rubber Carbon Black segment. We use segment revenue, segment gross profit, segment sales volume, Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin as measures of segment performance and profitability. The table below presents our segment results derived from our Successor audited consolidated financial statements for 2013 and 2012, our Successor audited consolidated financial statements for the period from January 10 through December 31, 2011, and the Predecessor audited combined financial statements for the period from January 1 through July 29, 2011.

	Successor				Predecessor
	Year ended December 31,			Period Ended December 31,	Period Ended July 29,
	2013	2013	2012	2011	2011
	(in US$ million, unless otherwise indicated)	(in € million, unless otherwise indicated)			(in € million, unless otherwise indicated)

Specialty Carbon Black
Revenue	537.8	390.3	400.1	138.0	236.9
Cost of sales	(368.6)	(267.5)	(274.5)	(98.4)	(142.0)
Gross profit	169.2	122.8	125.6	39.6	94.9
Sales volume (kmt)(1)	190.6	190.6	185.2	69.0	114.8
Adjusted EBITDA	135.0	98.0	89.4	26.2	69.0
Adjusted EBITDA Margin (%)(2)	25.1	25.1	22.3	19.0	29.1
Rubber Carbon Black
Revenue	1,308.2	949.4	997.5	407.0	543.7
Cost of sales	(1,106.9)	(803.3)	(841.5)	(356.7)	(469.5)
Gross profit	201.3	146.1	155.9	50.3	74.1
Sales volume (kmt)(1)	777.7	777.7	764.5	348.9	520.7
Adjusted EBITDA	128.4	93.2	98.6	31.7	42.7
Adjusted EBITDA Margin (%)(2)	9.8	9.8	9.9	7.8	7.9

(1)	Unaudited.

(2)	Defined as Adjusted EBITDA divided by revenue.

Specialty Carbon Black

Year 2013 Compared to Year 2012

Revenue of the Specialty Carbon Black segment decreased by €9.8 million, or 2.5%, from €400.1 million in 2012 to €390.3 million in 2013, primarily due to a decrease in carbon black oil prices passed through to our customers.

Gross profit of the Specialty Carbon Black segment declined by €2.8 million, or 2.2%, from €125.6 million in 2012 to €122.8 million in 2013, mainly due to higher depreciation expenses in 2013 compared to 2012.

Adjusted EBITDA of the Specialty Carbon Black segment rose by €8.6 million, or 9.6%, from €89.4 million in 2012 to €98.0 million in 2013, mainly as a result of increased volumes and associated cost efficiency measures.

Year 2012 Compared to Year 2011

Revenue of the Specialty Carbon Black segment amounted to €236.9 million in the Period ended July 29, 2011, €138.0 million in the Period ended December 31, 2011 and €400.1 million in 2012, and primarily reflected an increase in oil prices passed through to our customers, offsetting some base price erosion.

Gross profit of the Specialty Carbon Black segment amounted to €94.9 million in the Period ended July 29, 2011, €39.6 million in the Period ended December 31, 2011 and €125.6 million in 2012, reflecting in part the impact of increased depreciation, as well as some erosion of base prices.

Adjusted EBITDA of the Specialty Carbon Black segment amounted to €69.0 million in the Period ended July 29, 2011, €26.2 million in the Period ended December 31, 2011 and €89.4 million in 2012, reflecting the softening of base prices offset by our cost containment efforts.

Rubber Carbon Black

Year 2013 Compared to Year 2012

Revenue of the Rubber Carbon Black segment decreased by €48.1 million, or 4.8%, from €997.5 million in 2012 to €949.4 million in 2013, primarily due to a decrease in carbon black oil prices passed through to our customers, as well as some base price reductions.

Gross profit of the Rubber Carbon Black segment declined by €9.8 million, or 6.3%, from €155.9 million in 2012 to €146.1 million in 2013, primarily due to the impact of manufacturing efficiency improvements offset by base price reduction, as well as additional depreciation charges relating to the write-off of plant and equipment related to the Sines (Portugal) closure.

Adjusted EBITDA of the Rubber Carbon Black segment declined by €5.4 million, or 5.5%, from €98.6 million in 2012 to €93.2 million in 2013, primarily due to a decline in gross profit, eliminating the effect of increased depreciation.

Year 2012 Compared to Year 2011

Revenue of the Rubber Carbon Black segment amounted to €543.7 million in the Period ended July 29, 2011, €407.0 million in the Period ended December 31, 2011 and €997.5 million in 2012, and reflected price increases that became effective in early 2012 that covered both an increase in base prices and an increase in oil prices passed through to our customers.

Gross profit of the Rubber Carbon Black segment amounted to €74.1 million in the Period ended July 29, 2011, €50.3 million in the Period ended December 31, 2011 and €155.9 million in 2012, reflecting our base price increases and manufacturing efficiency savings in 2012.

Adjusted EBITDA of the Rubber Carbon Black segment amounted to €42.7 million in the Period ended July 29, 2011, €31.7 million in the Period ended December 31, 2011 and €98.6 million in the 2012, reflecting development of gross profit, excluding the effect of depreciation.

Liquidity and Capital Resources

Historical Cash Flows

The table below presents our historical cash flows derived from our Successor audited consolidated financial statements for 2012, our Successor audited consolidated financial statements for the period from January 10 through December 31, 2011, and the Predecessor audited combined financial statements for the period from January 1 through July 29, 2011.

	Successor				Predecessor
	Year ended December 31,			Period Ended December 31,	Period Ended July 29,
	2013	2013	2012	2011	2011

	(in US$ million)	(in € million)			(in € million)
Cash flows from (used in) operating activities	263.4	191.2	177.0	16.8	5.6
Cash flows from (used in) investing activities	(106.3)	(77.2)	(71.3)	(782.7)	(19.8)
Cash flows from (used in) financing activities	(158.5)	(115.0)	(131.1)	861.0	27.1

Cash and cash equivalents at the end of the period	97.0	70.4	74.8	98.9	39.0

Year 2013

Cash inflows from operating activities in 2013 amounted to €191.2 million and consisted of a consolidated loss for the period of €18.9 million, adjustments primarily for non-cash items of €72.1 million, cash inflows from Net Working Capital of €35.0 million and the exclusion of net financing costs of €95.8 million.

Cash outflows from investing activities in 2013 amounted to €77.2 million and primarily related to manufacturing-related investment projects, including the addition of a new rubber carbon black production line in South Korea that commenced operations in 2013, and to the completion of the implementation of a new global enterprise resource planning (ERP) system.

Cash outflows from financing activities in 2013 amounted to €115.0 million and primarily reflected a voluntary partial redemption of the Shareholder Loan in the amount of €43.0 million effected on February 1, 2013, a subsequent interest payment of €15.3 million on the Shareholder Loan effected on August 1, 2013, as well as our semi-annual interest payments on the Senior Secured Notes.

Year 2012

Cash inflows from operating activities in 2012 amounted to €177.0 million and consisted of a consolidated loss for the period of €19.1 million, adjustments primarily for non-cash items of €63.8 million, cash inflows from Net Working Capital of €51.4 million and the exclusion of net financing costs of €98.4 million.

Cash outflows from investing activities in 2012 amounted to €71.3 million and primarily related to manufacturing-related investment projects, including the addition of a new rubber carbon black production line in South Korea that commenced operations in 2013, and to the implementation of a new global ERP-system.

Cash outflows from financing activities in 2012 amounted to €131.1 million and reflected a voluntary 10% redemption of our Senior Secured Notes on June 15, 2012 and a corresponding payment in an amount of €63.3 million, as well as our semi-annual interest payments for the Senior Secured Notes.

Period Ended December 31, 2011

Cash inflows from operating activities in the Period ended December 31, 2011 amounted to €16.8 million and consisted of a consolidated loss for the period of €74.4 million, adjustments primarily for non-cash items of €15.3 million, cash inflows from Net Working Capital of €18.1 million and the exclusion of net financing costs of €68.4 million.

Cash outflows from investing activities in the Period ended December 31, 2011 amounted to €782.7 million and primarily reflected a cash payment of €805.2 million in connection with the Acquisition, partially set off by cash of €39.4 million acquired as a result of this transaction.

Cash inflows from financing activities in the Period ended December 31, 2011 amounted to €861.0 million and included proceeds from the issuance of the Senior Secured Notes totaling €599.6 million and the utilization of the Shareholder Loan in the amount of €277.5 million.

Period ended July 29, 2011

Cash inflows from operating activities in the Period ended July 29, 2011 amounted to €5.6 million and consisted of a consolidated profit for the period of €122.7 million, adjustments primarily for non-cash income items of negative €92.0 million (mainly related to a pre-Acquisition debt waiver of Evonik Carbon Black’s debt under an intercompany loan by other Evonik entities), cash outflows from Net Working Capital of €92.2 million and the exclusion of net financing costs of €11.8 million.

Cash outflows from investing activities in the Period ended July 29, 2011 amounted to €19.8 million and primarily reflected capital expenditures for maintenance projects.

Cash inflows from financing activities in the Period ended July 29, 2011 amounted to €27.1 million and primarily reflected our Predecessor’s preparation for the Acquisition. In this respect, our Predecessor received cash from borrowings of €185.3 million offset by cash paid for borrowings of €135.1 million, as well as making a repayment of equity of €12.7 million and an interest payment of €10.7 million.

Sources of Liquidity

Our principal sources of liquidity are the net cash generated from our operating activities, as well as available cash balances and amounts available under our Revolving Credit Facility and local bank facilities. See “Description of Material Indebtedness.” Upon the Refinancing, we intend to enter into the New Credit Facility. See “Refinancing.” We cannot assure you that our cash position and cash generated from operations will be adequate to support the further growth of our business. Our ability to generate cash from operations depends on our future operating performance, which in turn is dependent on general economic, financial, competitive, market, regulatory and other conditions and factors, many of which are beyond our control. See “Risk Factors.” There are some restrictions on the ability of our subsidiaries to transfer funds to us, although we believe that we have structured our group treasury operations to minimize the impact of such restrictions on our operations. We intend to use cash from operating activities, as well as cash balances, to finance our capital needs. Based on our current operating performance and liquidity, we believe that cash provided by our operating activities and available cash balances will be sufficient to cover our Net Working Capital requirements, Capital Expenditures, interest payments and scheduled debt repayments in the next year.

Net Working Capital (Non-IFRS Financial Measure)

We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital. The following table sets forth the principal components of our Net Working Capital as of the dates indicated.

	As of December 31,
	2013	2013	2012	2011

	(in US$ million)	(in € million)
Inventories	169.8	123.2	153.5	164.3
Trade receivables	272.3	197.6	213.0	239.9
Trade payables	(137.1)	(99.5)	(98.4)	(81.8)

Net Working Capital	305.0	221.3	268.1	322.3

Our Net Working Capital position can vary significantly from month to month, mainly due to fluctuations in oil prices and receipts of carbon black oil shipments. In general, increases in the cost of raw materials lead to an increase in our Net Working Capital requirements, as our inventories and trade receivables increase as a result of higher carbon black oil prices and related sales levels. These increases are partially offset by related increases in trade payables. Due to the quantity of carbon black oil that we typically keep in stock, such increases in Net Working Capital occur gradually over a period of two to three months. Conversely, decreases in the cost of raw materials lead to a decrease in our Net Working Capital requirements over the same period of time. Based on 2013 Net Working Capital requirements, we estimate that a $10 per barrel movement in the Brent crude oil price correlates to a movement in our Net Working Capital of approximately €20.0 million within about a two to three month period. In times of relatively stable oil prices, the effects on our Net Working Capital levels are less significant and Net Working Capital swings increase in an environment of high price volatility.

Our Net Working Capital gradually declined from €322.3 million as of December 31, 2011 to €268.1 million as of December 31, 2012, and further to €221.3 million as of December 31, 2013 due to a continued strong focus of our management on the optimization of Net Working Capital since the Acquisition, including our efforts to adjust inventory to the minimal required levels, shortening the time between production and shipment of product to customers, accelerating cash collections with respect to accounts receivable and extending payment terms with respect to accounts payable.

Capital Expenditures (Non-IFRS Financial Measure)

We define Capital Expenditures as Cash paid for the acquisition of intangible assets and property, plant and equipment as shown in the audited consolidated financial statements.

Our Capital Expenditures amounted to €16.2 million in the Period ended July 29, 2011, €17.1 million in the Period ended December 31, 2011, €71.3 million in 2012 and €77.2 million in 2013. We plan to finance our Capital Expenditures with cash generated by our operating activities.

While, prior to the Acquisition, Capital Expenditures mainly consisted of expenditures incurred in connection with the maintenance of our assets, we have increased our investment in expansion and rationalization projects to increase the efficiency of our production facilities for both the Specialty Carbon Black and Rubber Carbon Black segments. The main capital expansion project initiated following the Acquisition was the addition of a new rubber carbon black production line in South Korea driven by growing customer demand. This production line commenced operations in summer 2013. We estimate that our maintenance Capital

Expenditure requirements for 2014 will be approximately €20 million to €25 million. We currently do not have any material commitments to make Capital Expenditures, and do not plan to make Capital Expenditures, outside the ordinary course of our business.

Capital Expenditures in 2013 amounted to €77.2 million and included €8.0 million invested in connection with the completion of the new production line in South Korea and smaller investments in various operating efficiency initiatives and “de-bottlenecking” projects to increase production in existing facilities that have been initiated. For example, we invested in the replacement of pre-heaters in our facilities to improve the efficiency of feedstock utilization. Further, we finalized the investment in the re-configuration of our new global SAP-systems of €5.4 million to improve our ability to control and manage our business.

Capital Expenditures in 2012 amounted to €71.3 million and included approximately €8.0 million invested in the new production line in South Korea and smaller investments in various operating efficiency initiatives and “de-bottlenecking” projects to increase production in existing facilities that have been initiated. For example, we invested in the replacement of pre-heaters in our facilities to improve the efficiency of feedstock utilization. Further, we invested significant amounts in the re-configuration of our IT-systems.

Capital Expenditures in the Period ended December 31, 2011 amounted to €17.1 million and comprised of expenditures on property, plant and equipment of €16.3 million and on industrial property rights of €0.8 million which related to asset preservation and compliance, including expenditures to preserve and replace equipment and expenditures to meet regulatory requirements.

Capital Expenditures in the Period ended July 29, 2011 amounted to €16.2 million and mainly comprised of expenditures for maintenance.

Contractual Obligations and Off-Balance Sheet Arrangements

As of December 31, 2013, we did not have any significant off-balance sheet arrangements other than oil and gas purchase commitments and operating leases for certain of our plants. The following table sets forth our contractual obligations and off-balance sheet arrangements as of December 31, 2013. In connection with the Refinancing, we plan to repay the entire amount of our outstanding long-term debt obligations, see “Refinancing.”

	Less than 1 year	1-5 years	More than 5 years		Total
	(unaudited)
	(in € million)
Long-term debt obligations(1)	99.0	855.8	289.6		1,244.6
Revolving Credit Facility(2)	0	0	0		0.0
Senior Secured Notes(3)	2.8	547.9	0		550.9
Shareholder Loan	12.5	0	273.6		286.1
Interest expense on long-term debt(4)	83.7	307.9	16.0		407.6
Purchase commitments(5)	205.7	407.7	227.9		841.3
Management fees(6)	3.0	12.0	3.0 p.a.	(7)	n/a	(7)
Operating leases	3.4	4.6	1.9		9.9

Total contractual obligations and off-balance sheet arrangements	311.1	1,280.1	519.4	(8)	2,110.6	(8)

(1)	Sets forth obligations to repay principal and interest under our long-term debt obligations.

(2)	Represents the obligation under the Revolving Credit Facility. As of December 31, 2013, there were no cash amounts drawn under our Revolving Credit Facility and $247.7 million was available for drawing, representing the difference between $250.0 million and $2.3 million equivalent of guarantees reducing the available amount under the Revolving Credit Facility.

(3)	Represents the Senior Secured Notes, following the 10.0% redemption that occurred in June 2012, with an aggregate principal amount of €547.9 million. The principal of $315.0 million has been translated at an assumed exchange rate at the maturity date of $1.3791 per €1.00. The borrowing costs on the principal of the U.S. Dollar-denominated Senior Secured Notes have been translated applying the same exchange rate. On April 4, 2014 we notified the holders of our Senior Secured Notes that we would exercise our optional redemption right with respect to 10% of the original aggregate principal amount of the Senior Secured Notes and, accordingly, would redeem €35.5 million aggregate outstanding principal amount of the Euro-denominated Senior Secured Notes and $35.0 million aggregate outstanding principal amount of the U.S. Dollar-denominated Senior Secured Notes on May 6, 2014.

(4)	Represents interest expenses related to indebtedness from our Senior Secured Notes as well as the interest related to our Shareholder Loan, assuming future interest will be paid in cash at an interest rate of 10.74% in each period.

(5)	Represents purchase commitments under long-term supply agreements for the supply of raw materials, mainly oil and gas.

(6)	Represents recurring estimated annual fees of €3.0 million associated with the Consulting and Support Agreement that was entered into with the Principal Shareholders upon completion of the Acquisition.

(7)	Since the management fee is payable annually, no absolute amount for an indeterminate period can be specified.

(8)	Management fees of €3.0 million per year are not included.

The level of performance bonds, guarantees and letters of credit required for carbon black oil purchasing could increase as a result of increasing oil prices. Although this has not been the case since the Acquisition, carbon black oil suppliers may also require additional guarantees due to the new ownership structure. As of December 31, 2013, we had two back-to-back guarantees issued by Commerzbank AG drawn against the Revolving Credit Facility in the total amount of €1.7 million.

Quantitative and Qualitative Disclosures about Market Risk

Our activities expose us to a variety of market risks. Our primary market risk exposures relate to foreign exchange, interest rate and commodity risks. To manage these risks and our exposure to the unpredictability of financial markets, we seek to minimize potential adverse effects on our financial performance and capital. Where appropriate, we use derivative financial instruments solely for the purpose of hedging the currency, interest and commodity risks arising from our operations and sources of finance. For this purpose, a systematic financial and risk management system has been established. We do not enter into derivative financial instruments for speculative purposes.

The following discussion and analysis only addresses our market risk and does not address other financial risks which we face in the normal course of business, including credit risk and liquidity risk. Please see Note 10.3 to our audited consolidated financial statements for 2013 included herein for a further discussion of our financial risk management policies and markets risks.

Interest Rate Risk

Interest rate risk management aims to protect the consolidated profit or loss from negative effects from market interest rate fluctuations. Changes in the interest rates would have an impact on the fair value (but not the carrying amount) of the fixed-interest liabilities. However, these changes would not have any impact on the cash flows due to contractually agreed fixed interest rates. In the event of a refinancing of the fixed-interest liabilities, Orion would be exposed to interest rate risk which might arise from incurring new liabilities at this time due to higher interest rates. Since the Shareholder Loan and the Senior Secured Notes are fixed interest rate instruments, we are exposed to the market risk arising from changes in the yield curve only under our Revolving Credit Facility that remained undrawn as of December 31, 2013.

The table below shows the sensitivity of the interest expense under the Revolving Credit Facility to changes in the interest rate. It shows the change resulting from a hypothetical fluctuation in the three-month LIBOR of 50 basis points (0.50%) as of December 31, 2013, 2012 and 2011 assuming that all other variables remain unchanged. The sensitivity analysis assumes that the hypothetical interest rate was valid and that the Revolving Credit Facility was utilized in the full amount over the course of the entire year. The effect of this hypothetical change in the interest rate of the variable rate loan on our consolidated profit or loss before taxes for the year ended December 31, 2013, 2012 and 2011 is as follows:

	Successor
	Period ended December 31,
	2013(1)		2012(2)		2011(3)
	Increase by 0.50%	Decrease by 0.50%	Increase by 0.50%	Decrease by 0.50%	Increase by 0.50%	Decrease by 0.50%
	(in € million)
Increase (decrease) in the interest expense	0.91	(0.91)	0.95	(0.95)	0.97	(0.97)
Increase (decrease) in the loss assuming going-concern operations before taxes	0.91	(0.91)	0.95	(0.95)	0.97	(0.97)

(1)	Euro/U.S. Dollar exchange rate as of December 31, 2013: 1.3791.

(2)	Euro/U.S. Dollar exchange rate as of December 31, 2012: 1.3176.

(3)	Euro/U.S. Dollar exchange rate as of December 31, 2011: 1.2939.

We note that the Revolving Credit Facility has not been drawn to date. As of December 31, 2013, we had two back-to-back guarantees issued by Commerzbank AG drawn against the Revolving Credit Facility in the total amount of €1.7 million.

For the Predecessor Combined Financial Statements, interest rate risk management aims to protect the profit or loss from negative effects from market interest rate fluctuations. Changes in the interest rates would have an impact on the fair value (but not the carrying amount) of the fixed-interest liabilities. Regarding interest rate risk, the Predecessor was partly financed by loans bearing variable interest rates, thereby assuring that interest rate payments are in line with market conditions and eliminating fair value risk.

Predecessor
As of July 29, 2011
Impact on income
(in € thousand)
+50 basis points	(782)
-50 basis points	782
+100 basis points	(1,564)
-100 basis points	1,564
+150 basis points	(2,346)
-150 basis points	2,346

Currency Risk

Our functional currency is the Euro. Currency risks primarily stem from future cash flows related to interest payments and the voluntary repayment of the U.S. Dollar-denominated Shareholder Loan. In addition to currency risks from operating activities and from net investments in foreign subsidiaries, these interest and principal repayments mainly represent the risk in connection with exchange rate fluctuations.

The table below can only reliably show the sensitivity with regard to the effect of a change in the Euro/U.S. Dollar exchange rate using the repayment amount and the interest for the U.S. Dollar-denominated Shareholder Loan. A fluctuation of the Euro/U.S. Dollar exchange rate of 10% as of December 31, 2013, 2012 and 2011 with other conditions remaining unchanged, would have the following effect before taxes on our earnings or capital:

	Successor
	Period ended December 31,
	2013(1)		2012(2)		2011(3)
	Value of the Euro in relation to the U.S. Dollar
	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 10%
	(in € million)
Decrease (increase) in the loss of foreign exchange rate	26.01	(31.79)	23.79	(29.08)	27.17	(27.17)
Increase (decrease) in income before taxes	26.01	(31.79)	23.79	(29.08)	27.17	(27.17)

(1)	Euro/U.S. Dollar exchange rate as at December 31, 2013: 1.3791

(2)	Euro/U.S. Dollar exchange rate as at December 31, 2012: 1.3176

(3)	Euro/U.S. Dollar exchange rate as at December 31, 2011: 1.2939

For the Predecessor Combined Financial Statements, exchange rate risks relate to both the sourcing of raw materials and the sale of end-products in currencies other than the functional currency of the company concerned. The aim of currency management is to protect the company’s operating business from fluctuations in earnings and cash flows resulting from changes in exchange rates. Account is taken of the opposite effects arising from procurement and sales activities. The remaining currency risks to the Predecessor’s group chiefly relate to changes in the exchange rate of the Euro to the U.S. Dollar.

A change of 5% and 10% in the exchange rates of U.S. Dollar was modeled to simulate the possible loss of value of primary and derivative financial instruments. The effects on equity are pre-tax effects. The Predecessor’s group had the policy of hedging the complete foreign exchange rate exposure from the moment the exposure was recorded in the statement of financial position (for example, the moment the receivable in foreign currency was recorded). In consequence, there is no net effect on profit or loss based on the recorded items in the statement of financial position in the case of a change in the exchange rate. The effects presented in the table below exclusively comprise the translation effects of the commodity derivatives of the German entity. Changes in the Euro/U.S. Dollar foreign exchange rate do not have any effect on the commodity derivatives of the U.S. entity due to their quotation in the U.S. Dollar.

Predecessor
As at July 29, 2011
Impact on equity
(in € thousand)
U.S. Dollar
+5%	43
-5%	(48)
+10%	82
-10%	(101)

Commodity Risk

Commodity risk results from changes in market prices for raw materials, mainly carbon black oil. Raw materials are primarily purchased to meet our production requirements. Factors of importance to our risk position are the availability and price of raw materials, energy, starting products and intermediates. In particular, our raw material prices depend on exchange rates and the price of crude oil. Pricing and procurement risks are reduced through worldwide procurement and optimized processes to ensure immediate sourcing of additional raw material requirements. Costs for raw materials and energy have fluctuated significantly and may continue to fluctuate in the future. For example, Brent crude oil prices continuously increased from $70 per barrel in May 2010, to a peak of $127 per barrel in April 2011, declining to $110 per barrel by the end of December 2013. We endeavor to reduce purchasing risks on the procurement markets through worldwide purchasing activities and optimized processes for the purchase of additional raw materials. Raw materials are purchased exclusively to cover our own requirements.

We have a proactive price and contract management strategy, which supports our efforts to preserve margins through a timely pass-through of feedstock cost increases to customers. A significant portion of our sales volume is sold based on formula-driven price adjustment mechanisms for changes in costs of raw materials, that is, approximately 72% in the Rubber Carbon Black segment and approximately 42% in the Specialty Carbon Black segment, based on sales volumes in 2013. Most of our indexed contracts allow for monthly price adjustments, while a relatively small portion allows for quarterly price adjustments. The one-month oil price adjustment mechanism typically results in a two-month delay in reflecting oil price changes in our customers pricing, while the three-month price adjustment mechanism typically results in a four-month delay. We believe that these contracts enable us to maintain our Segment Adjusted EBITDA Margins since the Acquisition, despite significant fluctuations in oil and other raw material prices, and largely obviates our need to engage in financial transactions to hedge against oil price fluctuations. We discontinued our raw material hedging strategy in 2011 and all our raw material hedging arrangements elapsed by the end of 2013. We also have short-term non-indexed contracts: approximately 28% in the Rubber Carbon Black segment and approximately 58% in the Specialty Carbon Black segment based on sales volumes in 2013. Sales prices under non-indexed contracts are reviewed on a quarterly basis to reflect raw material and market fluctuation.

For the Predecessor Combined Financial Statements commodity risks arise from changes in the market prices of raw material purchases and the sale of end products and electricity. Commodity risks have been managed on the level of Evonik Carbon Black since 2010. Commodity derivatives were used to hedge procurement price risks (crude oil). The following table shows the pre-tax impact of a change in oil price on equity for different scenarios, assuming no changes in the foreign exchange rate. As a result of the effective hedge relationship with regard to commodity hedging there is no effect on profit or loss.

Predecessor
As at July 29, 2011
Impact on equity
(in € thousand)
Oil prices
+5%	(4)
-5%	4
+10%	(8)
-10%	8

Critical Accounting Policies

The preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent assets and liabilities. We consider an accounting estimate to be critical to the financial statements if (i) the estimate is complex in nature or requires a high degree of judgment and (ii) different estimates and assumptions were used, the results could have a material impact on the consolidated financial statements. On an ongoing basis, we evaluate our estimates and application of our policies. We base our estimates on historical experience, current conditions and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The policies that we believe are critical to the preparation of the consolidated financial statements are presented below.

Revenue Recognition

We generate revenue from the sale of products to downstream manufacturers. The amount of revenue is contractually specified between the parties and is measured at the fair value of the consideration received or receivable net of VAT and any trade discounts and volume rebates granted. The discounts and volume rebates are estimated based on historical experience and contractual obligations. We periodically review the assumptions underlying estimates of discounts and volume rebates and adjust revenues accordingly. If we experience changes related to discounts and rebates that we offer, our revenues and results from operations may be affected.

Revenue is only recognized if the amount of revenue and the related costs incurred or to be incurred can be measured reliably. It must also be sufficiently probable that economic benefits will flow to the Group. If these conditions are satisfied, revenue from the sale of goods is recognized when ownership and the associated risks from the sale have been transferred to the buyer.

Allowances for doubtful accounts are maintained based on an assessment of the collectability of specific customer accounts, the aging of accounts receivable and other economic information on both a historical and prospective basis. Impairment losses on specific customer accounts are charged against the allowance when objective evidence exists that the amount due will not be fully collectible in the normal course of business. If we experience changes in collectable accounts either for a large customer or as a result of overall deterioration in economic conditions, our allowance for doubtful accounts may need to be adjusted, which would impact our result from operations and liquidity.

Goodwill

Goodwill of €48.5 million was recognized in connection with the business combination and was measured as the excess of the purchase price over the fair value assigned to the net tangible and identifiable intangible assets acquired. Goodwill is not amortized, but instead tested for impairment annually as of September 30, as well as whenever there are events or changes in circumstances (triggering events) which suggest that the carrying amount may not be recoverable. Goodwill is carried at cost less accumulated impairment losses.

For the purpose of testing goodwill for impairment, goodwill is allocated to the cash-generating unit that represents the lowest level within the entity at which the goodwill is monitored by management and is not larger than an operating segment. The goodwill impairment test is performed at the level of our two operating segments: the Specialty Carbon Black segment and the Rubber Carbon Black segment.

If the carrying amount of one of the cash-generating unit exceeds its recoverable amount, an impairment loss on goodwill is recognized accordingly. The recoverable amount is the higher of the cash-generating unit’s fair value less cost to sell and its value in use. Impairment losses on goodwill are not reversed in future periods if the recoverable amount exceeds the carrying amount.

Value in use is determined by comparing the estimated future cash flows to be derived from the continuing use of the operating assets of the cash-generating unit with the carrying amounts of the assets of the cash-generating unit, including any goodwill allocated to it. The DCF (discounted cash flow) method is applied by first calculating the free cash flows to be derived from the relevant cash-generating unit and then discounting them as of the reporting date using a risk-adequate discount rate.

The discount rate is based on the specific circumstances of the Group and its operating segments and is derived from its weighted average cost of capital (“WACC”). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors which is derived from a peer group. The cost of debt is based on standard market borrowing rates for peer group companies. Segment-specific risk is incorporated by applying individual beta factors which are then consolidated to get one WACC. The beta factors are determined annually based on publicly available market data. If any of the assumptions included in the impairment test change as a result of changes in the economic environment in which our cash-generating units operate, an impairment charge may be necessary. A significant impairment charge may have a material impact on our results of operations.

Inventories

The cost of inventories (raw materials, consumables and supplies, and merchandise) which have a similar nature or use is assigned by using the weighted average cost or the first-in, first-out formula. The cost of work in process and finished goods comprises the cost of raw materials, consumables and supplies (direct materials costs), direct personnel expenses (direct production costs), other direct costs and overheads attributable to production (based on normal operating capacity). The cost of inventories may also include profits or losses from qualifying cash flow hedges concluded for the purchase of raw materials recognized as other comprehensive income.

Inventories are carried at the lower of cost and net realizable value. Inventory is reviewed for both potential obsolescence and potential loss of value periodically. In this review, assumptions are made about the future demand for and market value of the inventory and based on these assumptions the amount of any obsolete, unmarketable or slow moving inventory is estimated. Historically, such write-downs have not been significant. If actual market conditions are less favorable than those projected by management at the time of the assessment, however, additional inventory write-downs may be required, which could reduce our results of operations.

Pension Provisions

Pension provisions are measured in accordance with the projected unit credit method prescribed in IAS 19 Employee Benefits for defined benefit plans. This method takes into account the pensions known and expectancies earned by the employees as of the reporting date as well as the increases in salaries and pensions to be expected in the future.

The provisions for the German entities are measured on the basis of the biometric data in the 2005G mortality tables by Klaus Heubeck. Pension obligations outside Germany are determined in accordance with actuarial parameters applicable to such plans.

Actuarial gains and losses arise from the difference between the previously expected and the actual obligation parameters at year-end.

Actuarial gains and losses, net of tax, for the defined benefit plan are recognized in full in the period in which they occur in other comprehensive income. Such actuarial gains and losses are also immediately recognized in retained earnings and are not reclassified to profit or loss in subsequent periods.

The discount rate applied is determined based on a yield curve considering interest rates of corporate bonds with at least AA rating in the currencies consistent with the currencies of the post-employment obligation (for example, iBoxx € Corporates AA sub-indices) as set by an internationally acknowledged actuarial agency. The interest rate is extrapolated as needed along the yield curve to meet the expected term of our obligation. Assumptions are reviewed each reporting period.

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognizes changes in the net defined benefit obligation from service costs comprising current service costs, past-service costs, gains and losses on curtailments under ‘cost of sales’, ‘administration expenses’ and ‘selling and distribution expenses’ in consolidated statement of profit or loss (by function) and the net interest expense or income under finance costs and finance income.

Defined contribution obligations result in an expense in the period in which payment is made. They arise from company commitments and state pension schemes (statutory pension insurance).

If any of the assumptions, including discount rates, or employee-related assumptions change, our pension obligations may change, which may have an impact on our results of operations.

Deferred Taxes, Current Income Taxes

Current income tax receivables and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. They are calculated based on the tax rates and tax laws that are enacted or substantively enacted by the reporting date.

Deferred taxes are determined using the liability method in accordance with IAS 12 Income Taxes on the basis of temporary differences between the carrying amounts of assets and liabilities in the statement of financial position and their tax bases, including differences arising as a result of consolidation, loss and interest carryforwards and tax credits. They are measured at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available in the future to allow the benefit of part or all of the deferred tax assets to be utilized.

Income taxes relating to items recognized directly in equity are recognized in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability when they relate to income taxes levied by the same taxation authority.

We use estimates related to valuation of deferred tax assets as well as the expected outcome of inspections by tax authorities and the impact on our current taxes payable or receivable. To the extent tax planning strategies are not feasible or change, or tax positions are challenged by tax authorities, such events may affect the estimates we have made and have an impact on our operating results and liquidity.

Derivative Financial Instruments

Derivative financial instruments (derivatives) are used to hedge exchange rate and commodity price risks. Hedging instruments in the form of forward exchange contracts and commodity futures contracts are accounted for, and are recognized initially as of the trade date. If there is no quoted price in an active market for a derivative, its fair value is determined using financial models. Forward exchange contracts are valued using the forward exchange rate on the reporting date. The fair values of commodity derivatives are determined on the basis of the expected discounted cash flows from the instrument. The expected cash flows are calculated by applying the respective forward rates to the contractually specified payments. Stand-alone derivative financial instruments are classified at fair value through profit or loss and are held for trading.

Financial instruments in this category are measured at fair value on each reporting date. Any gain or loss from the change in fair value is recognized in profit or loss, unless the hedging instruments are accounted for as a hedge.

Hedge Accounting

Within the Group, all hedging relationships are cash flow hedges. The purpose of cash flow hedges is to hedge the exposure to variability in future cash flows from a recognized asset or liability or a highly probable forecast transaction. A hedging relationship must meet certain criteria to qualify for hedge accounting. Detailed documentation of the hedging relationship and proof of the expected and actual effectiveness of the hedge (between 80% and 125%) are required. Hedge accounting must be discontinued when these conditions are no longer met. In the case of cash flow hedges, hedge accounting must also be discontinued when the forecast transaction is no longer probable, in which case any amount that has been recognized in other comprehensive income is reclassified from equity to profit or loss.

Changes in the fair value of the effective portion of hedging instruments are recognized in other comprehensive income. The ineffective portion of the changes in fair value is recognized in profit or loss. Amounts recognized in other comprehensive income are reclassified to the income statement as soon as the hedged item is recognized in the income statement.

Commodity purchases and sales of the final product are primarily hedged by cash flow hedges.

Contingent Liabilities and Other Financial Obligations

Except for contingent liabilities, which had to be recognized as part of a business combination, contingent liabilities are possible or present obligations that arise from past events, meaning they are unlikely to result in an outflow of resources and are therefore not recognized in the statement of financial position. Other financial obligations result from unencumbered pending transactions, continuous obligations, public law requirements or other financial obligations that are not recognized as liabilities or contingent liabilities and which are significant for an assessment of the financial position. Changes in events and circumstances related to contingencies may change the probability of loss or the loss exposure, both of which may have an impact on our results of operations.

Significant Accounting Policies

Other significant accounting policies exist that are discussed in Note 3.7 of the notes to our audited consolidated financial statements included elsewhere in this prospectus. Certain of these policies include the use of estimates, but do not meet the definition of critical because they generally do not require estimates or judgments that are as difficult or subjective to measure. However, these policies are important to an understanding of the consolidated financial statements.

INDUSTRY

Carbon Black

Carbon black is a commercial form of solid carbon that is manufactured in highly controlled processes to produce specifically engineered aggregates of carbon particles that vary in particle size, aggregate size, shape, porosity and surface chemistry. Carbon black typically contains more than 95% pure carbon with minimal quantities of oxygen, hydrogen and nitrogen. In the manufacturing process, carbon black particles are formed that range from 10 nm to approximately 500 nm in size. These fuse into chain-like aggregates, which define the structure of individual carbon black grades.

Carbon Black Applications

Carbon black is used in a diverse group of materials in order to enhance their physical, electrical and optical properties. Its largest volume use is as a reinforcement and performance additive in rubber products. In rubber compounding, natural and synthetic elastomers are blended with carbon black, elemental sulfur, processing oils and various organic processing chemicals and then heated to produce a wide range of vulcanized rubber products. In these applications, carbon black provides reinforcement and improves resilience, tear-strength, conductivity and other physical properties. Carbon black is the most widely used and cost-effective rubber reinforcing agent (typically called rubber carbon black) in tire components (such as treads, sidewalls and inner liners), in mechanical rubber goods (“MRG”), including industrial rubber goods, membrane roofing, automotive rubber parts (such as sealing systems, hoses and anti-vibration parts) and in general rubber goods (such as hoses, belts, gaskets and seals).

Besides rubber reinforcement, carbon black is used as black pigment and as an additive to enhance material performance, including conductivity, viscosity, static charge control and UV protection. This type of carbon black (typically called specialty carbon black) is used in a variety of applications in the coatings, polymers and printing industries, as well as in various other special applications.

In the coatings industry, oxidized fine particle carbon black is the key to deep jet black paints. The automotive industry requires the highest jetness of black pigments and a bluish undertone. Small particle size carbon blacks fulfill these requirements. Coarser carbon blacks, which offer a more brownish undertone, are commonly used for tinting and are indispensable for obtaining a desired gray shade or color hue.

In the polymer industry, fine particle carbon black is used to obtain a deep jet black color. A major attribute of carbon black is its ability to absorb detrimental UV light and convert it into heat, thereby making polymers, such as polypropylene and polyethylene, more resistant to degradation by UV radiation from sunlight. Specialty carbon black is also used in polymer insulation for wires and cables. Specialty carbon black also improves the insulation properties of polystyrene, which is widely used in construction.

In the printing industry, carbon black is not only used as pigment but also to achieve the required viscosity for optimum print quality. Post-treating carbon black permits effective use of binding agents in ink for optimum system properties. New specialty carbon blacks are being developed on an ongoing basis and contribute to the pace of innovation in non-impact printing.

The table below provides an overview of the major carbon black applications.

Segment	Industry	Sub-industry	Applications
Specialty Carbon Black	Coatings	Industrial	Pigmentation, tinting, electrical conductivity or insulation for coil, consumer electronics, powder, protective/marine and other industrial applications
		Automotive & Transportation	Pigmentation, tinting, electrical conductivity or insulation for automotive original equipment manufacturers (OEM), refinish and parts
		Architectural & Decorative	Pigmentation, tinting, electrical conductivity or insulation for architectural or decorative applications
	Polymers	Pipe	Pigmentation, UV protection
		Wires & Cables	Conductivity of low, medium, high, extra high voltage cable (polypropylene, polyethylene)
		Adhesives & Sealants	Reinforcement, rheology, anti-sagging
		Synthetic Fibers	Pigmentation, UV protection (nylon, polyethyleneterephthalate (PET), polyamide)
		Engineering Plastics	Pigmentation and UV protection for acrylonitrile butadiene styrene (ABS), polycarbonate
		Thermal Insulation	Thermal conductivity and heat resistance expanded polystyrene (EPS), extruded polystyrene (XPS)
		Film	Pigmentation, UV protection
	Printing & Packaging	Inks	Pigmentation, rheology
		Toner & Inkjet	Pigmentation, rheology
	Special Applications	Building & Construction Materials	Pigmentation, reinforcement, conductivity (cement/concrete)
		Metallurgical Foundry	Reduction compound, carbon sources, metal smelting
		Batteries	Conductivity
		Refractory Materials	Reduction of mineral porosity
		Non-woven Textiles	Pigmentation, UV protection (engineered fabrics)

Rubber Carbon Black	Tires	Tires	Reinforcement of passenger cars, heavy & medium trucks, agriculture, airplane tires, etc.
	MRG	Anti-vibration & Molded	Reinforced anti-vibration parts for automotive, agricultural, industrial applications, dampers, metal rubber bonded parts
		Buildings, Mats & Floor	Reinforced building profiles, roofing, car mats

Segment	Industry	Sub-industry	Applications
		Compounding	Compounds for other rubber manufacturers
		Belts	Reinforcement of conveyor belts for mining industry, automotive

Hoses	Reinforced hoses for automotive applications, off-shore, general industrial hoses
Precision Sealing Systems	Reinforced seals for automotive, domestic application, households and other industries
Solid & Bicycle Tires & Rollers	Reinforcement of solid tires for fork-lift trucks, bicycle tires, rice rollers and printing rollers
Rubber Cables	Reinforced power cables, insulation and jacketing
Rubber Food & Pharmaceutical	Reinforced hoses and seals for food contact, drinking water applications, medicine articles

Carbon Black Manufacturing Process

Carbon black is produced by the thermal decomposition of hydrocarbons (liquid and gaseous hydrocarbons) under controlled conditions, most commonly through incomplete combustion of the feedstock. The most common source of feedstock for the production of carbon black is a heavy stream of hydrocarbon derived from coal or crude oil processing, which is referred to as carbon black oil. Natural gas, distillates from coal tar (carbochemical oils) or residual oils that are created by catalytic cracking of petroleum fractions and olefins manufactured by the thermal cracking of naphtha or gasoil (petrochemical oil) are the key sources of this raw material.

Production methods differ based on the way the heat and decomposition stages are arranged. Manufacturing methods include furnace, gas, lamp and thermal black processes. More than 98% of the world’s annual carbon black production is achieved through the furnace black process.

Furnace Black Process

The furnace black method is continuous and uses liquid and gaseous hydrocarbons as feedstock. The heated liquid feedstock is sprayed into a heat source generated by the combustion of natural gas or fuel oil and pre-heated air. Because it occurs at a very high temperature, the reaction is confined to a refractory-lined furnace. After the carbon black is formed, the process mixture is quenched by the injection of water. This also prevents any unwanted secondary reactions.

The carbon black-laden gas then passes through a heat exchanger for further cooling while simultaneously heating the required pre-heated air for process combustion. A bag filter separates the carbon black particles from the gas stream. The gases produced by the reaction are combustible and in most cases are burned in a boiler to generate steam and/or electricity or are alternatively flared. The carbon black collected by the filter has a very low bulk density and, depending on the application, is usually pelletized or further densified to facilitate onward handling.

The furnace black method offers environmental and work safety benefits. The fully enclosed installation controls and reduces the emission of process gases and dust. Besides its environmental and technological advantages, the furnace black method is flexible due to the multiple configurations and process parameters of the furnace reactor design, which allows the manufacture of a wider variety of grades of carbon black than any other process currently used. All raw materials and operating conditions are precisely specified. This makes it possible to produce a broad range of carbon black that is suitable for use in various applications without fundamentally changing the process equipment or feedstock for each product variant.

Other Processes

The other process types, although used less commonly, are of significant importance as they effectively allow for tailoring of products and solutions to customers’ specific needs and typically use more highly specialized, often customized grades of carbon black. These processes are:

•	Gas Black. The gas black method was developed in the mid-1930s by our predecessor company. The gas black process uses vaporized oils as a feedstock. The oil is heated and the resultant vapors are carried by hydrogen rich gas into a tube fitted with numerous burners. The individual particles impinge on the surface of a water-cooled drum. A portion of the carbon black generated is deposited on the roller, while the rest enters the filter system. Then the two carbon black streams are combined. Onward processing is similar to the furnace black process.

•	Lamp Black. Lamp black is a specialty carbon black produced through the incomplete combustion of carbon black oil similar to the furnace black process, except that combustion occurs in a large, open, shallow vessel. Lamp black is the oldest industrial scale production process for carbon black still in use.

•	Thermal Black. This method of producing carbon black is a semi-batch method, with natural gas as the most commonly used feedstock, although higher grade hydrocarbon oils can also be used. It involves the thermal decomposition of the feedstock in a refractory lined vessel, which decomposes the natural gas into carbon black and hydrogen.

After Treatment

The after treatment of the carbon black surface by oxidative agents (for example, ozone, nitrogen-oxides) can enhance the desired physical characteristics of the final product for certain specialty carbon black grades.

Carbon Black Types and Grades

The four production processes yield different types and grades of carbon black products, with the furnace process being the most versatile. Average particle size, particle distribution, specific surface activity and purity, the degree of homogeneity and the degree of particle aggregation determine the characteristics of carbon black and are primary determinants of its properties. A finer particle size, and therefore a higher surface area, will increase blackness, tint, UV protection, electrical conductivity and viscosity, while lowering dispersibility. Particle distribution impacts rheological properties (the flow/deformation mechanics of a material) as well as plasticizing power. Specific surface activity and purity impact the filling and reinforcing properties, as well as determine compatibility and reactivity with other substances. Aggregation, or structuring, refers to the way in which the carbon particles are permanently fused together in a random branching structure, or chain, and impacts rheology reinforcement as well as light scattering properties.

The table below provides an overview of the four production processes.

Process	Particle Size (nm)	Particle Aggregation	Particle Distribution	Specific Surface	Main Applications
Furnace Black	10–80	Variable	Variable	Variable	Specialty carbon black & rubber carbon black
Gas Black	10–30	Low	Narrow	High	Specialty carbon black
Lamp Black	60–200	Substantial	Broad	Low	Specialty carbon black & rubber carbon black
Thermal Black	100–500	Very low	Low	Low	Specialty carbon black & rubber carbon black

The properties of most carbon black grades are determined by industry-wide standards which have been developed by the German Institute for Standardization (“DIN”), the International Organization for Standardization (“ISO”) and the American Society for Testing and Materials (“ASTM”), with the latter being the most widely used, especially for rubber carbon black grades. These standards are not only used as a measure by which types of carbon black are characterized but also as a quality assurance tool for the production process.

ASTM rubber grades can be divided into two basic categories: highly-reinforcing grades and semi-reinforcing grades. Highly-reinforcing grades are identified by ASTM numbers in the 100, 200 and 300 series. These materials are used in tire treads and mechanical rubber goods applications, where they offer good abrasion resistance which is directly related to tread wear. Semi-reinforcing grades are identified by ASTM numbers in the 500, 600 and 700 series. Semi-reinforcing carbon black is used in rubber components requiring low heat build-up during dynamic stress.

Carbon Black Handling

Carbon black is primarily marketed in the form of powder (usually specialty carbon black grades) and pellets (specialty carbon black and rubber carbon black grades). The handling systems differ substantially depending on the form of carbon black. Carbon black is mainly delivered in bulk (silo trucks and rail cars), semi-bulk containers (flexible intermediate bulk containers) and, to a lesser extent, in bags.

Depending on the grade, powder carbon black and some pelletized carbon black can be fluidized pneumatically (using pressurized gas to effect mechanical motion). This makes it possible to convey them in large quantities through a plant using high air volumes. Due to its low bulk density and relatively poor flow characteristics, powder carbon black is usually not shipped in rigid vessels or silos, but rather packaged in bags or flexible intermediate bulk containers. Pelletized carbon black is much easier to handle due to significantly better flow and conveying properties. However, it still requires precautions to prevent degradation during transportation.

Carbon black powder has a low density, which leads to higher transportation costs per volume (measured in kmt) of product shipped. Specialty carbon blacks can absorb these transportation costs, allowing for a global reach. Rubber carbon blacks, on the contrary, tend to be sold on a regional basis as transportation costs are high relative to their sales prices, and the quality of rubber carbon black may deteriorate when shipped over long distances.

Industry Overview

Carbon Black

Introduction

The global carbon black industry is estimated to have accounted for a production volume of approximately 11.6 million metric tons in 2013. The rubber carbon black industry accounted for approximately 93% of the total volume demand and specialty carbon black for the remaining 7% in 2013. The majority of demand growth comes from Asia, driven mainly by dynamics in the local tire industry, including substantial local demand and exports of low-cost tires. The share of North America and Europe decreased from approximately a half of the world’s carbon black demand in 2002 to approximately a quarter in 2013. Over the same period, China’s carbon black market share has almost tripled from approximately 12% to approximately 34%.

Carbon Black Demand

Carbon black has historically had a stable growth profile driven primarily by growth in tire and vehicle production and GDP. Other driving factors include plastic consumption and ink production. From 2002 to 2013, demand for carbon black grew at a compound annual growth rate (“CAGR”) of approximately 3.9%, is expected to grow at a CAGR of approximately 5.3% from 2013 to 2015 and slow down again thereafter. The Chinese industry is forecast to show higher growth over the same period (Source: Notch Preliminary 2014 Report). All major industries for carbon black are expected to contribute to the gains with stable increases in production of passenger tires, which remains the key driver for volume growth.

Carbon Black Supply

In 2013, the total installed carbon black capacity was estimated at 15.3 million metric tons per annum (of which 14% are located in North America, 5% in South America, 8% in the European Union, 7% in Eastern Europe, including Russia, 42% in China, 21% in Asia (excluding China) and 4% in the rest of the world). The combined share of the three largest global carbon black producers – Birla, Cabot and Orion – declined over the last few years, mainly due to extensive additions of capacity in China, and was estimated to account for approximately 36% of the installed global carbon black capacity in 2013 (approximately 54% of global capacity excluding China). Each of these three competitors produces carbon black for tires, mechanical rubber goods and specialty carbon black and has manufacturing facilities worldwide. We estimate that other than these major global manufacturers, the carbon black industry is composed of approximately 30 significant suppliers, including approximately ten major regional suppliers and another 20 smaller local suppliers. The regional suppliers mainly engage in the manufacturing of standard tire and non-tire rubber products and generally do not offer the differentiated higher value products for higher-end tires, mechanical rubber goods and specialty carbon black applications. Production and end-use are typically regional for rubber carbon black, with only a minor amount of global production shipped between our regions.

The carbon black industry is capital intensive, subject to requirements associated with environmental compliance and requires specific technical production knowledge. Close collaborations between customers and suppliers built on previous success, approval times and a deep understanding of applications technology can create inefficiencies when switching suppliers.

Emerging market economies, especially China, have seen significant carbon black capacity additions in recent years. In 2013, total global carbon black capacity additions was estimated at approximately 496 kmt, of which China represented more than half with approximately 360 kmt. However, additions of capacity in China slowed down from approximately 540 kmt in 2012, while certain markets, such as the European Union and Asia (excluding China), saw reductions of capacity in 2013.

The table below shows the net capacity additions by region in 2011, 2012, 2013 and 2014E-2015E, which are predominantly attributable to rubber carbon black production.

Region	Net Capacity Addition (kmt)
	2011	2012	2013	2014E – 2015E
North America	0	0	0	45
European Union	0	50	(10)	0
Eastern Europe	35	35	122	140
Asia excl. China	50	123	(37)	395
China	400	540	360	700
South America	0	55	0	0
Africa/Mideast	0	20	61	80

Total	485	822	496	1,360

After a decline in 2008-2009, carbon black industry utilization rates improved in all major regions during 2011 and exceeded 80% on a global basis driven by a growing demand resulting from the economic recovery following the global financial and economic crisis. However, in 2012-2013, global utilization rates declined again to approximately 76.2% in 2013, mainly driven by weak local demand in certain regions, including Europe, and increased global capacity. The carbon black industry in China showed different dynamics and gradually improved its utilization rates from approximately 63.9% in 2008 to 72.3% in 2013. Generally lower utilization rates in China compared to other regions, especially to Europe and the Americas, resulted from the recent large capacity additions on top of the existing overcapacity in the region (much of which relates to rubber carbon black and is believed to be unsuitable for use in the Western technology tire manufacturing) in anticipation of further growth. Exports of rubber carbon black from one region to another may not always be economical. In the medium term, demand for carbon black products is expected to grow faster than supply and the utilization rates across all regions are expected to improve until 2015 (Source: Notch Preliminary 2014 Report).

The table below shows the industry utilization rates by geography for 2011, 2012, 2013 and 2015E.

	Utilization Rate
Region	2011	2012	2013	2015E
North America	86.8%	82.1%	79.1%	84.8%
European Union	90.8%	79.9%	80.2%	83.5%
Eastern Europe	94.1%	90.9%	83.8%	82.8%
Asia excluding China	86.9%	79.0%	78.5%	77.9%
China	70.1%	71.3%	72.3%	73.2%
South America	84.3%	74.3%	80.1%	85.9%
Africa/Mideast	77.4%	66.5%	68.7%	79.1%

World	80.6%	76.5%	76.2%	78.0%

Specialty Carbon Black

Introduction

In 2013, production of specialty carbon black totaled approximately 820 thousand metric tons (kmt), or approximately 7% of total global carbon black demand based on volume. From 2002 to 2013, global specialty carbon black consumption grew at a CAGR of approximately 3.3%, and is forecasted to grow at a CAGR of approximately 4.4% from 2013 to 2015. Over the same period, demand in China is expected to grow faster at a

CAGR of approximately 5.2%. Emerging markets are expected to be the fastest growing regions, where growth would be driven by rapid industrialization and usage in new applications.

Specialty carbon black is characterized by highly customized applications that customers are willing to support with higher prices and margins. Specialty carbon black is mainly used in the coatings, polymer and printing industries, as well as in a variety of other special applications, with polymers accounting for the largest proportion of volume usage. Unlike rubber carbon black, specialty carbon black tends to be sold on a global basis, as freight costs represent a smaller component of the final price, making long-distance shipments commercially viable.

Coatings

Global demand for specialty carbon black in the coatings industry was approximately 31 kmt in 2013. From 2013 to 2015, specialty carbon black volumes in the coatings industry are projected to increase to approximately 34 kmt, representing a CAGR of 4.4%. A large part of this growth is expected to be driven by emerging markets with rapid industrialization, increased infrastructure spending and rising vehicle production.

Typical applications for specialty carbon black in coatings include industrial, automotive & transportation, architectural & decorative and other end uses. Industrial applications are highly diversified and are used in a number of industries, including protective and marine, packaging and coil coating. Automotive & transportation applications include auto original equipment manufacturing (OEM), automotive refinish, automotive parts and other transportation vehicle sectors. Examples of architectural & decorative and other end uses cover, among other things, tinting for paints, as well as pigments for textiles and leather goods.

Polymers

Global demand for specialty carbon black for polymers applications was approximately 567 kmt in 2013. From 2013 to 2015, specialty carbon black for polymers applications are projected to increase to approximately 613 kmt, representing a CAGR of approximately 3.9%.

The polymer industry uses specialty carbon black for a wide range of diversified end uses, including film, engineering plastics, packaging, pipes, thermal insulation, synthetic fibers, wire & cable and adhesives & sealants. Demand for these applications is primarily driven by GDP growth and industrial production activity. In emerging regions, wire & cable, adhesives & sealants, injection and blow molding and pipes are expected to benefit from rapid industrialization, new infrastructure spending and increasing car ownership trends. Thermal insulation for high and low temperatures is becoming more and more important as a result of increasing energy efficiency initiatives in several developed and emerging countries. Additionally, end-user sophistication combined with disposable income growth is expected to benefit consumer-oriented applications such as high-end synthetic fibers. For packaging applications, the U.S. Food & Drug Administration (“FDA”) conforming specialty carbon blacks play an increasingly important role in strengthening the consumer protection sector.

Key innovation trends, including light weight vehicle technologies (engineering and conductive plastics, fibers, composites), ultra-high voltage cables, high and low temperature insulation and new technologies for providing clean drinking water, will increase demand for plastics requiring durability and consumer protection. We also believe that specialty carbon black has high potential as a conductive and electrochemical component for the use in energy storage products, including batteries, and expect growth in battery applications.

Printing

Global demand for specialty carbon black for printing inks and toners was approximately 110 kmt in 2013. From 2013 to 2015, volumes in the printing industry are projected to increase to approximately 113 kmt, representing a CAGR of approximately 1.3%.

Specialty carbon black in the printing industry is used in both print media and packaging for coloring, viscosity control and to influence other coloristic properties, such as undertone and gloss. Carbon black-based printing inks and toner improve the readability of printed materials and are relatively stable as they do not fade away over time.

Print media, particularly in developed markets, has been affected by electronic media making in-roads into the newspaper advertising market. Therefore the traditional printing ink market will not see a strong growth in developed markets. We expect countries like China and India to show upward development trends. However, other print media sub-segments, such as magazines and personalized mailings, continue to show strong growth rates even in developed markets. Population growth, rising literacy rates and increased advertising spending continue to drive strong emerging market growth. Higher growth in packaging inks reflects the strengthening and stable characteristics of its consumer-driven end-uses with emerging markets reflecting additional growth from rapid industrialization, higher consumer demand and life style changes, such as urbanization and a focus on convenience. New technologies in non-impact printing will continuously generate additional growth especially in Asia and the Americas.

Rubber Carbon Black

Introduction

In 2013, demand for rubber carbon black products totaled approximately 10.9 million metric tons. Volume demand in this industry grew at a CAGR of approximately 4.0% per year from 2002 to 2013 and is forecast to grow at a CAGR of approximately 5.3% in the period from 2013 to 2015, mainly driven by growth in Asia and the recovery of the global economy. From 2013 to 2015, the demand for tire rubber carbon black in China is expected to grow at a CAGR of 6.2% and at a CAGR of approximately 5.1% throughout the rest of the world, while the demand for mechanical rubber goods is expected to grow at a CAGR of 5.8% and approximately 4.0%, respectively, over the same period.

Tires

Demand for tire rubber carbon black is influenced by several factors, such as (i) positive vehicle trends, including the growing number of vehicles produced and registered, and an increase in the number of miles driven, (ii) increased demand for high-performance tires, (iii) increased demand for larger vehicles, such as trucks and buses, and (iv) various regulatory requirements that create demand for more technically advanced tires. The tire industry has consolidated over the past years with ten companies accounting for a total of nearly 65% of the 2012 tire sales (Bridgestone, Michelin, Goodyear, Continental, Sumitomo, Pirelli, Hankook, Yokohama, Maxxis and Hangzhou Zhongce Rubber) (Source: European Rubber Journal 9/10 2013). The 1990s and early 2000s saw a shift towards Asia in industrial footprint of tire manufacturers. The expansion of tire manufacturing in Asia was primarily driven by the surging number of vehicles in the region resulting from rapid GDP growth and increasing consumer affluence (that is, meeting local demand). With the shift in tire production, Asia also emerged as a major export hub for developed countries. As a result of a shift in tire production to Asia, local production of tires in Europe and North America has lacked local demand growth and even decreased over the past ten years. Following a deep decrease in demand for, and consequently production of, tires during 2008 and 2009 in the midst of the global financial and economic crisis, a recovery has taken place in North America and in Europe. Several tire manufacturers have announced capacity increases for North America coming on stream within the next few years.

Albeit lagging demand, domestic tire production in the European Union had grown at a CAGR of 4.2% between 2001 and peak production in 2006. Following the 2006-2007 peak levels, production fell sharply in 2008 and 2009, but recovered to a pre-crisis level in 2010 and 2011. There was another drop in tire production in 2012 driven by the European sovereign debt crisis and European tire production was still below the 2006-2007 peak levels in 2013. The focus of European manufacturers on high-quality tires allows the European Union to continue being a net exporter of this type of tires, particularly for trucks and heavy vehicles with a positive outlook for 2015 production volumes. North America has had the broadest penetration of lower cost tire imports of any region. Even before the global financial crisis, local tire production in North America declined in every year between 2004 and 2007 at the expense of an increasing share of imports. Following a sharp (approximately 20%) decrease between 2007 and 2009, the tire manufacturing industry in North America began recovering in 2010 but still remains almost 8% below 2007 levels.

The table below provides an overview of the tire production in the European Union and North America in millions of tires, including passenger, truck and bus tires.

Million Tires	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2015E
European Union	308	311	333	353	353	377	377	335	289	367	378	350	368	402
North America	297	293	286	284	273	246	238	222	190	217	221	211	220	237

Global tire demand is split between two major industry segments: replacement tire demand and original equipment tire demand. We estimate that replacement tire demand accounts for more than two-thirds of total tire demand in the developed markets and, historically, has been less volatile than original equipment tire demand. In addition, by type of vehicle the tire market is split between passenger car tires, commercial tires for trucks and busses, as well as specialty tires, such as tires for aircrafts and construction machinery. Volumes of carbon black consumed on a per tire basis (referred to as “loading factor”) differs greatly, based on the type of vehicle, tire quality, tire size and tire lifespan.

As a reinforcing agent, carbon black currently competes primarily with precipitated silica in combination with silane. However, substitution has not been high to date due to carbon black’s large cost advantage and continued technological innovation, which has reduced some of the performance advantages of silica/silane. Carbon black offers certain price advantages over silica/silane. In addition, highly dispersible silica/silane systems are significantly more difficult to process. To date, silica-based tire applications have gained some position in passenger car tire treads, principally in Europe. Carbon black suppliers responded to the threat from silica in the 1990s with a product development push. These efforts narrowed the performance gap relative to silica, particularly in the area of rolling resistance. In 2013, the share of silica in total reinforcing agents used in tires was estimated to be approximately 7% and is expected to increase to slightly over 8% in 2015.

Mechanical Rubber Goods

Unlike the tire industry, which represents a single cohesive end-use industry, mechanical rubber goods can be divided into two main applications: automotive and other general rubber goods. Specific items include belts and hoses (such as conveyor belts, transmission belts, v-belts, coolant hoses, hydraulic hoses and fuel hoses) and mechanical and industrial rubber goods (such as seals, gaskets, rollers, sheeting, membranes and wheels). Demand for mechanical rubber goods is influenced by several factors, including positive vehicle trends such as growing number of vehicles produced and registered and industrial production and GDP trends.

The carbon black demand for mechanical rubber goods is characterized by a fragmented industry structure reflecting the number of end-user outlets and a wide variety of products covered by the mechanical rubber goods application. Globally, hundreds of vendors supply this type of rubber goods with the top ten vendors (Continental, Hutchinson, Bridgestone, Tokai Rubber, NOK, Freudenberg, Pinafore, Cooper Standard, Parker-Hannifin and Trelleborg) accounting for approximately 50% of the industry’s top 50 vendors’ non-tire rubber goods sales in 2012 (Source: European Rubber Journal 7/8 2013). Much like the tire industry, a substantial production shift towards Asia has been noted over the past years.

BUSINESS

Overview

We are a leading global producer of carbon black headquartered in Germany. Carbon black is a form of carbon used to improve certain properties of materials into which it is added. It is used as a pigment and as a performance additive in coatings, polymers, printing and special applications (specialty carbon black) and in the reinforcement of rubber in tires and mechanical rubber goods (rubber carbon black). Historically, our business operated as a business line of Evonik and was acquired by our Principal Shareholders from Evonik on July 29, 2011.

In 2013, we generated revenue of €1,339.6 million on sales volume of 968.3 kmt, Adjusted EBITDA of €191.1 million and a loss for the period of €18.9 million. We operate a diversified carbon black business with more than 280 specialty carbon black grades and approximately 70 rubber carbon black grades. Our product portfolio is one of the broadest in the industry and is divided into the following segments:

•	Specialty Carbon Black. We are one of the largest global producers of specialty carbon black with an estimated share of global industry sales of approximately 24% in 2013 measured by volume in kmt. We believe that our share of global industry sales measured by revenue is higher, since our product portfolio is weighted towards higher priced premium grades. We manufacture specialty carbon black at multiple sites for a broad range of special applications. Specialty carbon black imparts specific characteristics, such as high-quality pigmentation, UV light protection, viscosity control and electrical conductivity. In 2013, Adjusted EBITDA for our Specialty Carbon Black segment was €98.0 million and the Segment Adjusted EBITDA Margin was 25.1%. This segment accounted for 29.1% of our total revenue, 51.3% of our total Adjusted EBITDA and 19.7% of our sales volume in kmt in 2013.

•	Rubber Carbon Black. We are one of the largest global producers of rubber carbon black. We have a global supply network, and an estimated share of global industry sales of approximately 7% in 2013 measured by volume in kmt, with industry sales shares by volume equal to or exceeding 15% in each of our major operating regions. In 2013, Adjusted EBITDA for our Rubber Carbon Black segment was €93.2 million and Segment Adjusted EBITDA Margin was 9.8%. This segment accounted for 70.9% of our total revenue, 48.7% of our total Adjusted EBITDA and 80.3% of our total sales volume in kmt in 2013.

We have over 75 years of experience and enjoy a long-standing reputation for technical capability in the carbon black industry and its served applications. We provide consistent product quality, reliability, technical expertise and innovation, built upon continually improving processes and know-how through our advanced Innovation Group and through supply chain execution.

Our Innovation Group works closely with our clients to develop innovative products and applications, while strengthening customer relationships and improving communication. Long-term R&D alliances and sophisticated technical interfaces with customers allow us to develop solutions to meet specific customer requirements. As a result, we have been able to generate attractive margins for our specialized carbon black products. Additionally, our Innovation Group works closely with our operations group to improve process economics with new process equipment designs, operating techniques and raw material selection.

We operate a modern and comprehensive global supply chain network comprising 13 wholly-owned production plants (one in Germany, four in the United States, two in South Korea and one each in Brazil, Poland, Italy, France, Sweden and South Africa) and our German JV. We are currently seeking to acquire QECC, in which Evonik has a majority interest and which accounted for approximately 65 kmt in sales volume in 2013. The acquisition is subject to ongoing Chinese government review and negotiations with Evonik and between Evonik and its joint venture partner. We believe that this acquisition, if completed, would improve our ability to serve the Chinese market over and above our current use of our global network for exports to China.

The charts below illustrate our revenues (including freight charges) by geographic location, and our Adjusted EBITDA by segment, in 2013:

Our Strengths

We believe that the factors set forth below provide us with a competitive advantage.

Leading Industry Positions in the Growing Specialty and Rubber Carbon Black Markets

We are a leading global producer of carbon black with more than 75 years of experience in the industry and operations in all major economic regions of the world. We are one of the largest global producers of specialty carbon black with an estimated share of global industry sales of approximately 24% measured by volume in kmt in 2013. We believe that our share of global industry sales measured by revenue is higher, since our product portfolio is weighted towards higher priced premium grades. We are the third largest producer of rubber carbon black in the world and we have a global rubber carbon black distribution network. We had an estimated share of global industry sales in rubber carbon black of approximately 7% measured by volume in kmt in 2013. Rubber carbon black sales are largely regional, since transportation costs are high relative to sales price. Accordingly, we believe that in most of our key operating regions, our estimated rubber carbon black share of global industry sales is higher than our global share based on volumes. For example, we estimate that in 2013 we held higher rubber carbon black shares of industry sales relative to our 7% global share in the European Union (15%), North America (15%), South Korea (32%), South Africa (86%) and Brazil (18%). As a result of our global footprint, long-standing customer relationships, production and applications know-how and expertise, and our ability to meet the capital and regulatory requirements of the carbon black industry, we believe that we are well placed to maintain our leading industry positions.

We expect the markets we serve to continue growing. Our Specialty Carbon Black segment provides the polymers, printing, coatings and special applications markets with highly customized, application-driven products that impart specific product characteristics, such as high-quality durable pigmentation, UV protection, viscosity control and conductivity. We expect these markets to continue growing because of increasing urbanization, changing packaging requirements and higher quality consumer demands. Our Rubber Carbon Black segment serves the tires and mechanical rubber goods markets and should continue to benefit from increasing mobility trends around the globe as well as the large and less volatile aftermarket of this industry.

Leading Technology and Product Innovation Platform that Drives Higher Margin, Specialty Niche Product Offering

We have a long-standing reputation in the carbon black industry for production expertise, innovation and applications knowledge. Our production and applications know-how allows us to develop high-quality products tailored to meet specific customer requirements. We have state-of-the art research facilities, including pilot plants, simulation technologies, lab scale manufacturing equipment and sophisticated testing laboratories where physicists, chemists and engineers analyze various carbon black properties with a view to developing new products, improving technical process efficiencies and realizing cost savings. Our Innovation Group works closely with our clients to develop innovative products and applications, while strengthening customer relationships and communication. We believe that this collaboration provides us with an understanding of customer needs and improved industry knowledge, reducing time to market for new products. For example, since 2012 we have successfully launched more than 20 new products, including highly oxidized grades for printing and coatings and conductive grades for polymers, printing and new markets, such as battery electrodes. In 2013, we reorganized and consolidated our Innovation Group in one location in Germany (with branch technical centers in the United States, South Korea and China) and placed it under leadership of a newly hired Senior Vice President—Innovation. This reorganization strengthens cooperation among our R&D, applications technology and process development teams to facilitate innovation and bring new products to market faster.

Carbon black product properties are influenced by the choice of production technology and operating parameters. We believe that we have the largest array of production and treatment technologies and therefore one of the broadest product offerings in the industry, including products for specialized niche applications and end-uses, such as coatings, polymers, inks, batteries, tires and mechanical rubber goods. At present, we believe that we are the only global carbon black producer with the ability to produce specialty carbon black using furnace, gas, lamp and thermal black production processes. As a result, we can maintain a broad product portfolio and offer tailored products for specialized niches of both the specialty carbon black and the rubber carbon black industries. We believe that the strength of our technology and our innovation capabilities is reflected in our Segment Adjusted EBITDA Margin of 25% for the Specialty Carbon Black segment in 2013.

Global, Well Invested and Flexible Production Network

In 2013, we generated approximately 34% of our revenue by sales in Europe, 27% in North America, 24% in Asia, 7% in Brazil, 5% in Africa and the remainder elsewhere. Our production footprint supports this sales pattern as we operate a modern global supply chain network of four plants in the United States, two in South Korea, two in Germany (one-wholly owned and one jointly-owned) and one each in Brazil, Poland, Italy, France, Sweden and South Africa. This global manufacturing presence and sales reach provides us with a competitive platform to serve our customers. Our broad geographical presence supports global purchasing and expands our access to different feedstock sources around the world. Our broad presence allows us to compete regionally on a cost-effective basis because of the relatively high transportation costs of rubber carbon black, which make most inter-regional shipments less competitive. We offer our customers backup supply capabilities in the event of supply disruptions or unexpected peaks in demand and, in each year since the Acquisition, we augmented supply across regions in times of high demand from our global production and supply platform. Our global supply network allows us to quickly establish credentials with customers in new locations and those seeking consistent supply across regions. For example, a customer that uses our products in Asia recently opened new facilities in the United States and purchased our product for the new facilities as well. Similar facilities built by Asian producers in Europe and by Japanese producers in China have also sought our materials. In specialty carbon blacks, we have been successful in translating grades for global customers produced in one region to another production site due to the strength of our reputation, our technical support and our consistent global quality.

We believe that our strategic locations in key regions of the world provide us with a logistical advantage to capitalize on present and future industry trends. The geographic diversity of our operations also lowers our dependency on any particular region. Our specialty carbon black production sites are located in strategic parts of Europe, North America and Asia. We serve customers globally, with plants, technical application staff and labs in close proximity to key customer sites. The scale and breadth of our product offering positions us to take advantage of favorable trends in both developed and emerging countries. We believe we are well placed to serve the key emerging growth markets through our manufacturing presence in South America (Brazil), Sub-Saharan Africa (South Africa), Asia (South Korea) and Eastern Europe (Poland). The acquisition of QECC, if completed, will improve our presence in China. In addition, following the Acquisition, we established a presence in

Malaysia, Thailand, India and the UAE and are scheduled to open a business office in Indonesia by the end of 2014. Our diverse and flexible production and sales network also lowers our dependency on individual products, raw materials and end-uses.

We have recently invested in strategic sites to increase the capacity and flexibility of our production platform. For example, we increased our capacity by adding a new rubber carbon black production line in South Korea, which freed capacity in existing units for potential further specialty carbon black production. This line began operations in 2013. We are also making incremental capacity increases at various sites in the United States, Brazil and Southern Europe to meet demand from tire and mechanical rubber goods producers. In addition, in 2014, we commissioned a specialty carbon black after-treatment facility in Germany for higher margin products and are currently revamping a rubber carbon black line in Texas to produce specialty carbon black grades. These improvements allow us to opportunistically shift our capacity to produce higher margin products, including shifting from rubber carbon black for tires to rubber carbon black for higher-end mechanical rubber goods and specialty carbon black.

Since the Acquisition and until the end of 2013, we invested €165.5 million to upgrade, make more flexible and streamline our production network, to install cost-saving equipment such as energy recovery equipment and to provide for technological innovation in our manufacturing process. This effort was supplemented by a substantial increase in resources dedicated to sales and technical support for specialty carbon black, especially in higher growth markets such as China, Sub-Saharan Africa and South America.

Long-standing, Deep Relationships with Blue-chip Customer Base

We are a supplier to approximately 1,000 customers and operate in more than 80 countries, and have been a long-term supplier to many blue-chip companies. We serve approximately 700 customers in our Specialty Carbon Black segment and approximately 300 customers in our Rubber Carbon Black segment. We serve many of the largest, strategically positioned, global users of carbon black, many for over 30 years, including BASF, PolyOne and AkzoNobel in specialty carbon black products, Bridgestone, Goodyear and Michelin in tires and Cooper Standard, Hexpol and Hwaseung in mechanical rubber goods. We believe that our reputation results from our focus on high product quality, consistency, reliability and innovation and our ability to customize our products, combined with locally-based technical product and applications support and key account management. We believe that these qualities have helped us achieve a preferred supplier status with many blue-chip customers.

Specialty and rubber carbon black applications require rigorous testing and approval processes, some of which can be lengthy. We believe that these processes, as well as the high degree of customization for a number of our products, help promote long-term customer relationships.

Flexible Contracts with the Ability to Pass Through Raw Material Cost Increases

We have a proactive price and contract management strategy, which supports our efforts to preserve our margins by passing feedstock and energy cost increases through to our customers on a timely basis. In recent years, global oil prices have fluctuated significantly; for example, Brent crude oil prices increased from $70 per barrel in May 2010 to a peak of $127 per barrel in April 2011, declining to $110 per barrel by the end of December 2013. A significant portion of our contracts have formula-driven price adjustment mechanisms for changes in raw material and energy costs (approximately 72% in the Rubber Carbon Black segment and approximately 42% in the Specialty Carbon Black segment, based on sales volumes in kmt in 2013). Most of our indexed contracts allow for monthly price adjustments, while a relatively small portion allow for quarterly price adjustments. Terms of our non-indexed contracts are usually short and we review sales prices under these contracts regularly to reflect raw material and energy price fluctuations as well as overall market conditions. We also believe that our indexed and short-term contracts position us well to pass changes in raw material and energy costs through to our customers in a reasonably timely fashion. We also believe that this practice has enabled us to maintain our Segment Adjusted EBITDA Margins since the Acquisition, despite significant fluctuations in oil and other raw material prices, and largely obviates our need to engage in financial transactions to hedge against oil price fluctuations. For additional information about our price and contract management strategy, see “—Marketing, Sales and Customer Contracts—Flexible Contracts” and “Management’s Discussion of Financial Condition and Results of operations—Key Factors Affecting Our Results of Operations—Raw Materials and Energy Costs.”

Strong Operating Earnings Growth and Cash Generation Since the Acquisition

Since the completion of the Acquisition, we improved our profitability by achieving higher operating margins for both the Specialty Carbon Black and Rubber Carbon Black segments, implementing operating efficiencies, enhancing raw material sourcing, improving our production facilities. Our raw material sourcing targets better prices as well as better yields. Improvements of production facilities were achieved through streamlining projects and by the installation of cost-saving equipment. These measures helped increase our Contribution Margin per Metric Ton from €351.8 million in the post-Acquisition period ending December 31, 2011 to €409.4 in the full year 2013 (our Gross Profit per Metric Ton was €215.1 in the post-Acquisition period ending December 31, 2011 and €296.6 in the full year 2013). We have also managed to achieve a leaner cost structure on a stand-alone basis, replacing the full overhead structure provided by Evonik with no net headcount increase, while also reducing headcount overall.

We also improved our cash generation by reducing our Net Working Capital requirements by improving inventory and supply chain management, feedstock purchasing, production scheduling and receivables and payables management. Since the Acquisition, our management reduced the average number of days for which we need to maintain Net Working Capital from over 100 days to less than 70 days.

Since the Acquisition, we have been able to reduce our outstanding debt by repaying portions of our Senior Secured Notes, with the outstanding principal amount of those notes declining by approximately €78 million from the end of 2011 to the end of 2013. We were able to reduce our indebtedness during this period despite the significant investments we have made in improving our manufacturing infrastructure since the Acquisition. As a result, coupled with growing Adjusted EBITDA, we have been able to reduce our Net Leverage Ratio (Net Debt at period end as a multiple of Adjusted EBITDA for the trailing 12 months) from 4.77x at the end of 2011 to 3.94x at the end of 2013. We expect to achieve a substantial further reduction in leverage upon the completion of this offering and the Refinancing.

Highly Experienced, Entrepreneurial Management Team with Proven Track Record

Our senior management has an average of more than 20 years of business and industry experience. Our chief executive officer, Jack Clem, joined an affiliated joint venture of the business in 2001 and has over 35 years of experience in the performance materials and chemicals industry, with a significant portion of his career in carbon black. Our chief financial officer, Charles Herlinger, has served as chief financial officer for both public and private companies. Our senior managers are veterans of global materials businesses and have a track record of achieving profitable growth and managing through economic cycles. In addition to our experienced management team, the company leadership was further enhanced after the Acquisition by the addition of senior key members. Of the eight Executive Officers currently reporting to our chief executive officer, five joined the company after the Acquisition.

Overall, we responded quickly to the global economic downturn in 2008 and 2009 with the implementation of a restructuring program, including plant closures, reduced overhead costs, reduced product portfolio complexity and improved sourcing, which allowed us to take steps to further strengthen our asset base and competitiveness. After the Acquisition, our management successfully implemented our carve-out plan faster than targeted by our shareholders, making substantial improvements in operational processes, such as headcount reduction, talent upgrading, operating margins, customer and product mix management, working capital management, financial transparency and supply chain effectiveness.

Our Strategy

We intend to use our core competencies in carbon black production and end-use application knowledge to continue strengthening our market shares, our long-term profitability and our position as a preferred supplier in major markets around the world, as follows:

Continue Strengthening Our Leadership Position in Specialty Carbon Black

We believe that our Segment Adjusted EBITDA Margin of 25.1% in 2013 and our share of global industry sales for the Specialty Carbon Black segment demonstrate that we are a global leader in these carbon black products. We intend to continue strengthening our position as a premium producer of these products by increasing our presence in the markets we serve. We expect this growth to be driven by new premium performance specialties to address increasing customer requirements and by expanding both our technical sales coverage and production platforms to better supply emerging markets where historically we have been under represented. Since the Acquisition, we have increased personnel in our specialty carbon black sales force by approximately 15%. We will continue upgrading and expanding our technical sales support capabilities by recruiting and retaining regional industry experts in specialty carbon black applications and key account management. We also plan to implement initiatives to match local production with local demand by expanding our specialty carbon black capacity in regions such as Asia and South America. We will continue our shift to higher margin products as opportunities arise and through ongoing investment in facilities, technology and R&D.

We have focused our innovation efforts on certain “Lighthouse Projects”, which we define as those critical initiatives targeted at delivering premium products for high value applications such as conductive materials, advanced insulation materials, battery applications and the next generation of coatings. Our investments in after-treatment facilities in Germany came on line in early 2014 and are expected to help support continued growth in these materials. A new generation reactor is planned commence operation in 2015 in Germany, adding another advanced technology to our production platform. This unit will be directed to specialized materials for proprietary applications. The trend of shifting rubber carbon black production to specialty carbon black capacity will continue with the next line conversion scheduled for late 2014 in the United States. Planning is underway for similar conversions in Asia and South America, following recent conversions at Malmö (Sweden) and Belpre (Ohio).

Continue Increasing Our Rubber Carbon Black Margins While Growing Globally With Our Customers

We are a leading supplier to the rubber industry and one of only three providers capable of serving the large multi-national rubber companies on a global basis. We expect to grow our business by expanding our production to meet the demands of our customers in our regional markets. These markets are expanding with the growing mobility trends around the world and we are well situated to supply these regions with a strong production footprint.

We have expanded capacity in South Korea and will be using the additional volumes of this unit to address the markets in South Korea and the larger Asia-Pacific region, which should help to expand our market share in that region. We are also seeking to acquire QECC, which would give us better access to the Chinese market for rubber carbon black, a market we believe offers significant opportunities for profitable growth and which we currently serve only through export channels. We are also actively seeking other acquisition opportunities and joint venture partners in China to further expand our rubber carbon black production base (as well as provide a future platform for specialty carbon black production). Planning is underway to increase capacities in our facility in Paulinia (Brazil) to meet the demands of major tire and mechanical rubber companies that are expanding in South America. Our plant in Jaslo (Poland) is well situated to serve the growing Eastern European market. As this region grows, we will be prepared to add capacity to this facility. We have recently taken steps to eliminate bottlenecks in our U.S. platform in order to meet additional demand as tire companies commission new manufacturing facilities in the United States. This new capacity should allow us to increase production in response to a recently completed long-term contract with a major international customer in this region.

We also seek to improve the profitability of our rubber carbon black business by developing applications in higher-margin markets for mechanical rubber goods and specialty tire requirements. For example, we recently increased capacity in South Korea and Southern Europe for mechanical rubber goods grades that offer improved performance in compounds for automotive sealing systems. We are also supporting our customers’ efforts to meet labeling requirements for tires in Europe and those to come in the United States, South Korea and other countries, by ensuring consistent quality within tightening specifications from our global network. A major “Lighthouse Project” is also underway to commercialize new grades of rubber carbon black that offer a substantial increase in tread life while maintaining other properties such as rolling resistance and traction.

We recently upgraded our global management information system, which has provided greater visibility into the functioning of our global production, distribution and sales network. As a result, we are better positioned to continue improving our customer and product mix by shifting to more profitable customer/location/grade combinations. Our global management information system also supports enhanced efforts in price discipline and management of cost increase pass-throughs where necessary and should help us gain a more strategic balance in our relationships with our global key accounts and larger regional accounts, to avoid over-reliance on any one region or customer. Our improved system also provides a better view of production network utilization and optimization opportunities. For example, we ceased production in our Sines (Portugal) plant in December 2013 in order to concentrate our European production platform into fewer, more efficient facilities. The plant accounted for €4.4 million of regular depreciation, labor, rent, repair and maintenance, external services and insurance costs in 2013.

Strengthening the Competitiveness of Our Operations

We have improved the operating efficiency of our business since the Acquisition. Our goal is best-in-class operating economics in our production platform and a streamlined business structure for Orion as a whole. We believe that our current operational efficiency, flexibility and reliability give us a competitive foundation for future value-creation. We intend to continue our production and energy efficiency initiatives by further exploiting alternative feedstock sources, while optimizing our feedstock and energy purchasing and pricing methods. We will continue upgrading our production lines with the higher efficiency “Orion Design” reactors, which are expected to help increase yield and improve reliability. We recently commissioned “Orion Design” reactors in Ivanhoe (Louisiana) and Orange (Texas) and plan to install such reactors in several other facilities in the United States as well as in Asia and South Africa. We have seen strong increases in global energy efficiency since we installed upgraded heat-recovery equipment in a number of our plants and expect to continue this upgrade at other plants as opportunities for efficiency improvements arise.

Since the Acquisition we have adopted a series of best-practices in our production network. These new standards and approaches have helped us increase our operating efficiencies without significant capital expenditure and will add more value as we continue to develop them. We will continue to focus managerial resources on bringing all of our facilities into line with these higher standards while systematizing our improved practices to make the gains sustainable.

We have used similar best-practices standards for our HPO initiative. HPO is targeted at redesigning work processes and increasing employee involvement to improve productivity. We began operating as an independent company with well over 1500 employees at the time of the Acquisition. Despite having to hire more than 60 administrative personnel to provide a range of services previously provided by Evonik, as a result of certain headcount reduction initiatives we reduced our personnel to 1405 at the end of 2013. The closure of our Sines (Portugal) plant in December 2013 will lead to a further headcount reduction of approximately 35 FTEs in 2014. Our headcount reduction efforts included a continuing talent upgrade program that has resulted in the reduction of well over 250 personnel, replaced with approximately 100 higher-qualified personnel. A key success in this area has been the revamping of our senior management team, replacing a majority of the positions with globally experienced senior managers. In addition, we intend to continue implementing a more efficient corporate and management structure at less senior levels, coupled with compensation arrangements that strengthen incentives for our employees with individual performance-linked bonuses based on value creation and cash generation.

We intend to further improve our global management information system to provide better transparency and improve organizational efficiencies, having completed in 2013 the rollout of our globally standardized SAP platform. Such transparency permits better pricing and portfolio mix decisions, clear cost accountability within the organization and improved performance through continued pursuit of best practices in distribution methods and supply chain management, including global inventory management, integrated sales and production planning and process efficiency upgrades. Our operations key performance indicator system provides management with a more timely and consistent view of the critical operating parameters of our platform around the globe. A specialized team of engineers is ready to act quickly on anomalies identified by the newly commissioned system.

History and Development

General

We are currently a German limited liability company (Gesellschaft mit beschränkter Haftung), with a registered office in Frankfurt am Main, Germany. We were incorporated on January 10, 2011 and are registered with the commercial register maintained by the local court (Amtsgericht) of Frankfurt am Main, Germany, under HRB 90495 B. Prior to the completion of this offering, we expect to become a German stock corporation (Aktiengesellschaft). Our principal executive offices are located at Hahnstraße 49, 60528 Frankfurt am Main, Germany, and our telephone number is +49 69 36 50 54-100. Our website address is www.orioncarbons.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

Overview

Our history goes back to the 1930s, when Degussa (a predecessor to Evonik) acquired a small carbon black plant in Cologne, Germany, which remains one of our major production sites. In the 1980s, we focused on international expansion of the carbon black business and acquired production plants in the United States, several European countries and in South Africa. In the 1990s, we continued our international carbon black acquisition strategy through the acquisition of a South Korean carbon black business. In addition, a plant in Poland was acquired, and a greenfield facility was built in Brazil. In recent years, through various management initiatives, we have accelerated our focus on specialty carbon black. Since 2000, we have increased our specialty carbon black capacity by more than 40%, and we intend to continue increasing this capacity in the future.

Our Principal Shareholders acquired our business from Evonik on July 29, 2011 and formed a stand-alone carbon black business that was renamed “Orion Engineered Carbons.” Over the last two years, we installed a new production line in Yeosu (South Korea) and an after-treatment facility in Cologne (Germany). In addition, following an intensive review of European carbon black operations, we ceased production at our Sines (Portugal) facility in December 2013 to concentrate our European production platform into fewer, more efficient facilities.

Products and Applications

We have a diversified carbon black production platform across the Specialty Carbon Black and Rubber Carbon Black operating segments. In 2013 we offered more than 280 specialty carbon black grades and approximately 70 rubber carbon black grades under a number of well-recognized brand names and trademarks. Our product portfolio is one of the broadest in the industry. Our product and geographic diversity exposes us to a wide variety of applications and industries, which in turn lowers our dependency on individual customers or regions. Our overall product portfolio benefits from higher margin specialty carbon black products and stable margin rubber carbon black products.

We continuously strive to meet our customers’ changing demands and adjust our products accordingly, as well as to enhance our product portfolio with innovations. In our Specialty Carbon Black segment, we launched several new ozone oxidized specialty carbon black grades for coatings and printing applications, as well as several new conductive carbon black grades for polymers, printing and new markets, such as for battery electrodes. In our Rubber Carbon Black segment, we developed two new product families: PUREX® for mechanical rubber goods (MRG) applications, which complies with high cleanliness requirements, and ECORAX® for tires, which is characterized by improved tire properties of wear and fuel consumption.

Specialty Carbon Black

Overview

We are one of the largest global producers of specialty carbon black with an estimated share of global industry sales of approximately 24% measured by volume in kmt in 2013. We believe that our share of global industry sales measured by revenue is higher, since our product portfolio is weighted towards higher priced premium grades. We manufacture specialty carbon black at multiple sites for specialized applications. Specialty carbon black imparts specific characteristics, such as high-quality pigmentation, UV light protection, viscosity control and electrical conductivity.

In 2013, our Specialty Carbon Black segment generated €390.3 million in revenues, 190.6 kmt in sales volume, €98.0 million in Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin of 25.1%. The Specialty Carbon Black segment has a relatively balanced product mix divided into four sectors: Coatings, Polymers, Printing and Special Applications. In 2013, Polymer applications accounted for about two thirds of our sales volume measured in kmt, Printing accounted for nearly 20%, while Coatings, Special Applications and cross-sector sales to distributors represented the remainder. Our mix of specialty carbon black products is more balanced when measured in terms of Adjusted EBITDA.

Our Specialty Carbon Black segment generates higher margins per metric ton than our Rubber Carbon Black segment, with the highest margin per metric ton in Coatings. We believe the key driver of attractive margins in specialty carbon black is innovation supported by our Innovation Group, which works in close coordination with our customers and the technical marketing support. We provide assistance to our customers through the whole value chain, including product formulation, technical support, product handling, packaging, logistics, supply chain management and final application.

We are recognized by our customers as a leading innovator and manufacturer of customized products fitting specific application needs. Our specialty carbon black customer base is relatively diverse, with the top five customers accounting for approximately 32% of the Specialty Carbon Black segment sales volume in 2013. We have been supplying most of our blue-chip customers for a period of over 30 years.

Coatings

Product and Application Portfolio

We have a broad Coatings product portfolio, which includes products used for pigmentation in pure black coatings (for example, in automotive basecoats), for conductivity and for tinting in all other coatings, as well as for paints and for light tinting in transparent coatings (for example, for metallic effects and wood glazing). The variety of our manufacturing processes allows the creation of specialty carbon black with different morphological and chemical properties, thereby giving some of our products unique characteristics. Coatings-related specialty carbon black products are manufactured in Cologne (Germany), Yeosu (South Korea) and Belpre (Ohio), as well as at the German JV in Dortmund (Germany).

The following table provides examples of our Coatings applications.

Coatings	Automotive	General Industrial	Architectural & Decorative
Applications	Automotive original equipment manufacturing	Wood, coil and plastic coatings	Architectural
		Protective and marine	Decorative
	Automotive refinish	Aerospace
	Automotive parts	Packaging
Attributes	Pigmentation	High-performance tinting	Tinting
	High jetness and blue undertone	Conductivity
Conductivity
Brands	PRINTEX®	PRINTEX®	PRINTEX®
	NEROX®	NEROX®	NEROX®
	LAMP BLACK	LAMP BLACK	LAMP BLACK
	GAS BLACK	GAS BLACK	GAS BLACK
	SPECIAL BLACK	SPECIAL BLACK	SPECIAL BLACK

Customers

The global Coatings industry consists of a few key suppliers that account for approximately half of the global Coatings capacity. However, the mid-size players are driving innovation for formulations, specific product customization and quality. We believe we have demonstrated the ability and have the application technology platform to play a substantial role in this process and to meet demanding customer requirements. The customized nature of Coatings products leads to attractive margins in the industry.

We supply many of the Coatings industry’s blue chip and mid-size customers and have longstanding relationships with several major global customers. We have been serving several of the key industry players, including AkzoNobel, Axalta, BASF, Nippon Paint and PPG, for over 30 years. The Coatings market is relatively fragmented, although our top five customers account for approximately 50% of Coatings sales volume in 2013.

Polymers

Product and Application Portfolio

Polymers are the largest end-use market for specialty carbon blacks. Our Polymer portfolio is one of the broadest in the industry and, supported by an application technology platform, enables us to cover most of the product demand spectrum. Our Polymer applications products are manufactured in Cologne (Germany), Malmö (Sweden), Yeosu (South Korea), Bupyeong (South Korea), Belpre (Ohio), Borger (Texas) and Paulinia (Brazil), as well as at the German JV in Dortmund (Germany).

Our Polymers portfolio is tailored to meet specific industry and customer needs. For example, potable water pipes made of polyethylene, agricultural films, cables and other articles exposed to UV radiation (sunlight) need to be protected against polymer degradation and subsequent deterioration of mechanical strength. We offer tailor-made products that not only provide efficient UV protection but also provide additional benefits, such as good processing properties and easy handling. Products offered also meet special performance criteria, including food-contact compliance and spin-fiber quality.

In addition to UV protection, our portfolio includes products from standard- to high-performance grades designed and modified to provide electrical conductivity, antistatic and reinforcing properties to many different polymer articles, including high-voltage cables, films, boxes and high pressure pipes.

Our portfolio offering targeted at fiber products and technology represents a niche growth area and provides a combination of a broad range of jetness with good filterability. Certain of our polymer products have a bluish undertone, which makes these grades especially attractive for high-performance fibers in textiles, with luxury touch and feel. Ultra clean products provide good process stability during the small and thin fiber manufacturing processes.

The following table provides examples of our polymers applications.

Polymers	Pipe	Wire & Cable	Films	Blow & Incection Molding	Fiber	Thermal Insulation	Other
Applications	Pressure pipes	Power cables	Agricultural	Packaging	Textile	Construction	Thermosets
	(water, gas)	(LV to HV)	Packaging	Housing	Industrial		TPE profiles
	Irrigation	Jacketing	Geomembrane	Container	Non-Woven		Plastics
	Sewage pipes		Foil	Automotive
	Conductive		Laminations
pipes/hoses
Attributes	Dispersibility	Dispersibility	Dispersibility	Dispersibility	Dispersibility	IR absorption	Thixotrophy
	UV protection	UV protection	UV protection	UV protection	Coloring		Dispersibility
	Conductivity	Conductivity	Coloring	Conductivity			Coloring
Reinforcing
UV protection
Brands	PRINTEX®	PRINTEX®	PRINTEX®	PRINTEX®	PRINTEX®	LAMP	PRINTEX®
	AROSPERSE	HIBLACK®	AROSPERSE	AROSPERSE	AROSPERSE	BLACK	AROSPERSE
	HIBLACK®		HIBLACK®	HIBLACK®	GAS BLACK	AROSPERSE	HIBLACK®
LAMP
BLACK

Customers

Due to the diverse nature of Polymer applications (construction, general industrial, engineering, automotive and packaging), the customer base for Polymers tends to be wide-ranging from regional and international master batch producers to global integrated petrochemical and polyolefin producers. We supply many of the plastics industry’s blue-chip customers and supply leading customers in each region. We have been serving certain of our key customers, including Ampacet, Borealis, DYM, MDI and PolyOne, for over 30 years. Our top five customers accounted for approximately 41% of Polymers sales volume in 2013.

Printing

Product and Application Portfolio

We have a broad Printing product portfolio with a large number of grades for different printing technologies and applications. We apply different process technologies to offer highly specialized products that meet specific requirements, including compliance with food-contact regulations and specially formulated products with different coloristic properties (such as undertone, optical density and gloss), rheological effects and dispersibility functions. Specialty carbon black products for the Printing industry are mainly manufactured in Cologne (Germany), Yeosu (South Korea), Belpre (Ohio) and Paulinia (Brazil), as well as at the German JV in Dortmund (Germany).

We focus on Printing products with the highest potential for specialty applications, such as packaging and specialty niches. Consequently, relatively low-end newspaper and other print media applications represented only a small portion of our overall specialty carbon black sales in 2013. Margins in specialty Printing applications are relatively high, as their producers must meet and balance numerous technical properties. These properties include ease of dispersion, processing, handling, formulation requirements, final product performance hold-out, rub resistance and, most importantly, coloristic properties, such as optical density, gloss, light-fastness and color tone. Our specialty carbon black product portfolio supports printing ink manufactures in achieving these attributes.

Packaging inks require special rheology, dispersion and wetting behavior properties. For example, UV curing inks on nonporous substrates require special surface chemistry for wetting, flow, color and stability. We are recognized by our customers for our low structure, surface after-treated, post-oxidized Printing carbon black products.

The following table provides examples of our printing applications.

	Packaging			Print Media
Printing	High-end Packaging	Packaging	Display Advertising	Publication (magazines)	Special Applications	Books, Posters, Brochures	Newspaper
Applications	Liquid inks	Liquid inks	Heatset	Heatset	Screen	Sheetfed	Water-based
	UV curing		Sheetfed	Sheetfed	Water-based	UV curing	flexo Coldset
	Sheetfed		Screen	Publication	gravure UV
	Screen			gravure	curing
Attributes	Coloring	Coloring	Coloring	Coloring	Coloring	Coloring	Coloring
	Gloss Food		Gloss	Gloss	Gloss	Gloss
	contact		Moderate	Good flow	Moderate	Moderate
	regulations		flow	Low abrasion	flow	flow
	Wettability		Wettability		Wettability	Wettability
Brands	NEROX®	PRINTEX®	NEROX®	PRINTEX®	PRINTEX®	PRINTEX®	PRINTEX®
	PRINTEX®	HIBLACK®	HIBLACK®	HIBLACK®	SPECIAL	SPECIAL	HIBLACK®
	SPECIAL		PRINTEX®		BLACK	BLACK
	BLACK		SPECIAL
BLACK

Customers

The global Printing industry has been undergoing consolidation over the past few years. Currently, the industry is dominated by a few key suppliers. We estimate that the top 10 suppliers account for approximately 80% of global printing capacity in 2013. Sourcing decisions for the Printing industry are largely based on specialty carbon black product attributes. For low-end applications, decisions are made based primarily on price. For high-end applications, the required degree of product and technology know-how makes purchasing decisions less price sensitive. We play an important role in helping our customers develop customized Printing solutions and are recognized by customers as a preferred strategic and technical partner. We have been serving certain of our key customers, including major positions at CRT Graphics, Flint Group, Siegwerk, Sun Chemical and Toyo Inks, for over 30 years. Due to the relatively consolidated nature of the Printing industry, our top five Printing customers accounted for approximately 75% of Printing sales volume in 2013.

Special Applications

The Special Applications product category comprises applications not included into our Coatings, Polymers and Printing portfolios, such as, silicones, non-woven textile, building materials, battery electrodes metallurgical, agrochemicals and carbon brushes. Our top five customers accounted for approximately 63% of Special Applications sales volume in 2013.

Distribution

We sell most of our specialty carbon black products directly to our customers and only a smaller part of our sales is made via external channel partners and distributors. External channel partners and distributors generally sell our products to smaller customers, who do not negotiate with us directly. These sales are made across all our specialty carbon black applications, including Coatings, Polymers, Printing and Special Applications.

Competition

We are the largest global producer of specialty carbon black with an estimated share of global industry sales of approximately 24% measured by volume in kmt in 2013. We believe that our share of global industry sales measured by revenue is significantly higher, since our product portfolio is weighted towards the higher priced premium segment of the specialty carbon black market. Cabot and Birla were the other two large global producers of specialty carbon black with shares of global industry sales of approximately 23% and 17%, respectively, in 2013 based on volume (Source: Notch Preliminary 2014 Report). All top three producers of specialty carbon black use their R&D and applications technology platforms to tailor products to customer needs and to introduce their products into new application niches.

Rubber Carbon Black

Overview

We are one of the largest global producers of rubber carbon black with an estimated global industry sales share of approximately 7% in 2013 measured by volume in kmt. Rubber carbon black sales are largely regional, since transportation costs are high relative to sales price. Accordingly, we believe that in most of our key regions, our estimated rubber carbon black share of global industry sales is higher than our global share based on volumes. For example, we estimate that in 2013 we held higher rubber carbon black shares of industry sales relative to our 7% global share in the European Union (15%), North America (15%), South Korea (32%), South Africa (86%) and Brazil (18%). In 2013, our largest rubber carbon black customer accounted for approximately 12.5% of our consolidated revenue with no other customer exceeding 10% of our consolidated revenue.

In 2013, our Rubber Carbon Black segment generated €949.4 million in revenues, 777.7 kmt in sales volume, €93.2 million in Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin of 9.8%.

Rubber carbon black is primarily used for reinforcement of rubber compounds and to adjust specific performances of rubber articles. Based on the application of rubber carbon black, we have divided the Rubber Carbon Black segment into two categories: Tires and Mechanical Rubber Goods (MRG). Relative to our competitors, we believe that we generate a larger percentage of rubber carbon black sales volume from higher margin mechanical rubber goods.

We hold leading positions in the major rubber carbon black industries and have access to emerging regions through our production sites and sales offices in Asia, South America, Eastern Europe and South Africa. Our plant in Brazil provides an additional platform for growth in rubber carbon black in South America, with the ability to shift production capacity from tires to mechanical rubber goods and specialty carbon black applications.

Tires

Product and Application Portfolio

We offer a broad Tire product portfolio which includes high reinforcing grades and semi-reinforcing grades. Fine particle reinforcing grade carbon blacks are used mostly in the tread of tires. Other reinforcing grade carbon blacks are also used in different components of the tire carcass. In addition to standardized grades, we produce specialty grades tailored to meet specific customer performance requirements, such as ECORAX® grades designed to lower rolling resistance and HP grades for truck tires and high- and ultra-high-performance passenger car tires. Semi-reinforcing grade carbon blacks are used in several components of the tire carcass like sidewall and bead area. We cover the full portfolio of standard semi-reinforcing grade carbon blacks and have a portfolio of special semi-reinforcing grade carbon blacks, which fulfill special customer requirements using special production technology. These special semi-reinforcing grade carbon blacks are part of our ECORAX® product family and are already growing in the regions.

Customers

Given the highly consolidated nature of the tire industry, our top ten customers represented almost 90% of our tires sales volume in 2013. A significant portion of our Tire products are sold to top-tier tire manufacturers. We have longstanding relationships with most of these customers and have the capacity to serve them in may major global regions. We have been serving certain of our key customers, including Bridgestone, Continental, Michelin, Goodyear, Hankook and Cooper Tire, for over 20 years.

We believe that our customers value the quality, consistency and reliability of our operations and are generally reluctant to switch suppliers without due cause. In addition, because automotive tires have safety implications, tire manufacturers are often required to go through lab and extensive plant approval processes before they change their supplier of carbon black. Furthermore, our extensive pan-European, North American and pan-Asian supply chain network ensures that we are in close proximity to our core customers.

Mechanical Rubber Goods

Product and Application Portfolio

We produce a wide range of mechanical rubber goods products for a variety of end-uses, including automotive production, construction, manufacturing of wires and cables, as well as certain food and medical applications. Our MRG products can be divided into four main groups: (i) standardized ASTM furnace grades, (ii) specialized ASTM furnace grades, (iii) specialized non-ASTM furnace grades and rubber carbon blacks from special production processes (lampblack (Durex O) and (iv) thermal black (N990) and gas black (CK3). In the field of special ASTM and non-ASTM blacks we offer an extensive portfolio of “PUREX®” grades. These grades are mainly used in automotive rubber parts like window sealings and hoses. These grades have an exceptionally high purity, high consistency and can be dispersed well in rubber compounds. The grades of the PUREX® family aiming at the adjustment of special requirements like smooth surface, special surface appearance of sealing systems, electrical resistance and other specific requirements. The trend towards light weight construction of cars and as a result the use of aluminum requires more attention to electrical resistivity of MRG parts. We have a diversified geographic presence with significant exposure to the European, North and South American, and Asian industries.

The following table presents examples of our mechanical rubber goods applications.

Mechanical Rubber Goods	Transportation Construction and Others		Automotive		Wire & Cable		Food & Medical
Applications	Conveyor belts Construction profiles Mechanical rubber goods	Extruded and other profiles	Damping elements Hoses Transmission belts	Molded goods with high resistance	Seals Rubber- to-metal bonding Unvulcanized sheets and adhesives	Electrically conductive and antistatic rubber goods	Profiles Tubing Hoses Sealings
Attributes	Tensile strength Tear and abrasion resistance Reinforcement	Filler loadings Compression Smooth surfaces Processibility Consistency	Processibility Injection molding and calendaring	Low hysteresis Reinforcement Processing	Scorch safety Tensile strength	Electrical conductivity or antistatic behavior	Dispersion Filler loadings
Brands	CORAX®	PUREX® DUREX® Thermal black N990	CORAX® PUREX® DUREX®	PUREX®	CK 3	PRINTEX® CORAX® PUREX®	PUREX® Thermal black N990

Customers

We serve customers across the whole value chain and MRG applications, including compounders, parts and component manufacturers and automotive system suppliers. The mechanical rubber goods industry is fragmented in nature and supports a large number of suppliers. The industry, however, is undergoing a consolidation process. Our top ten global customers accounted for approximately 50% of our mechanical rubber goods sales volume in 2013. We supply various blue-chip customers and have longstanding relationships with several of them. We have been serving certain key customers, including Continental, Bridgestone, Cooper Standard, Hexpol, Hwaseung, Hutchinson, Saargummi and Trelleborg, for over 20 years.

Competition

We are one of the largest global producers of rubber carbon black in the world with an estimated share of global industry sales of 7% in 2013 measured by volume in kmt. Birla and Cabot were the largest and second largest global producers of rubber carbon black in 2013 with estimated shares of global industry sales of approximately 14% each based on our estimates.

Rubber carbon black sales are largely regional, since transportation costs are high relative to sales price. As a result, the global rubber carbon black industry is more fragmented compared to the specialty carbon black industry. We believe that in the regions where we have production units, our rubber carbon black share of industry sales is higher than our global share. For example, we estimate that in 2013 we held higher rubber carbon black shares of industry sales relative to our 7% global share in the European Union (15%), North America (15%), South Korea (32%), South Africa (86%) and Brazil (18%). The smaller regional suppliers participate mainly in standard tire and mechanical rubber goods applications and are less prevalent in more specialized products for the higher-end tire and mechanical rubber goods applications.

Procurement and Raw Materials

In 2013, raw materials accounted for 82% of our cost of sales. The main raw material used in the production of carbon black is an oil-based or coal-based feedstock known as carbon black oil, with some limited use of other raw materials, such as nitrogen tetroxide, hydrogen and natural gas. Carbon black oil comes from three main sources: (i) fluid catalytic cracking bottoms, a by-product of fuel producing refineries, (ii) steam cracker tar, a by-product of ethylene producing crackers, and (iii) certain coal tar products.

The efficient procurement of carbon black oil is an important factor in achieving optimal production costs and profitability. We employ a dedicated global carbon black oil procurement group which is fully integrated within our value chain and management team. Our carbon black oil procurement strategy entails global sourcing of carbon black oil, using proprietary optimization tools to maximize value.

We maintain close relationships with our suppliers, which include global and national oil companies, as well as independent refiners and blenders across different regions. We purchase carbon black oil from more than 30 different suppliers to limit our dependence on individual suppliers. Since the carbon black industry utilizes only a low share of total heavy fuel oil supply worldwide, we believe that the risk of raw material shortage is low. In regions where the number of suppliers is low, we have back-up plans to import carbon black oil from other regions in the event of a local carbon black oil shortage.

We purchase approximately 35% of our carbon black oil supply in the spot market and approximately 65% through a mix of short- and long-term contracts with a wide variety of suppliers. Almost all of our purchases have pricing terms that fluctuate with underlying heavy fuel oil indices which correlate with crude oil prices (90% measured by volume in kmt in 2013). In turn, the majority of our product sales provide for the pass-through of oil price fluctuations to customers.

The pricing of carbon black oil is linked to the price of heavy fuel oil and is generally benchmarked against Platts indices of mainly three regions, namely the U.S. Gulf Coast, Rotterdam and Singapore. The ultimate carbon black oil price also depends on carbon black oil specific quality characteristics, differentials (premiums or discounts), freight costs and region specific supply and demand. Carbon black oil procurement is an important factor in achieving best-in-class production costs.

Production

Production Facilities

We operate a global platform of 13 wholly-owned plants (one in Germany, four in the United States, two in South Korea, and one each in Brazil, Poland, Italy, France, Sweden and South Africa) and one jointly-owned production plant in Germany. We ceased production in our Sines, (Portugal) plant in December 2013. Our worldwide state-of-the-art manufacturing facilities allow us to produce consistent, high-quality products for our customers in each operating region. All of our production plants are ISO 9001 (Quality Management) and ISO 14001 (Environmental Management) certified. Our global production capacity totaled approximately 1,200 kmt in 2013, of which 420 kmt was in Europe, 375 kmt was in North America, 245 kmt in South Korea, 95 kmt was in Brazil and 65 kmt was in South Africa, reflecting the ceased production in Portugal, as the addition of a new production line in South Korea and the capacity of the German JV proportionate to our shareholding. We estimate that our average plant utilization rate was approximately 80% in 2013.

The following map provides an overview of the geographical footprint of our production network as of December 31, 2013.

Our Principal Production Facilities

In Germany, we operate one wholly-owned production plant located in Cologne and our German JV located in Dortmund. Our Cologne (formerly referred to as Kalscheuren) production site occupies a total area of approximately 380,000 square meters (“sqm”) and has a total capacity of approximately 142 kmt per annum, of which 98 kmt are currently designated for specialty carbon black products and 44 kmt for rubber carbon black products. The plant utilizes the furnace, gas and lamp black production processes, and is equipped with co-generation facilities. Our global technical innovation center is also located at our Cologne facility. Deutsche Gasrußwerke GmbH & Co. KG, our joint venture with tire manufacturers is located in Dortmund and has a total capacity of approximately 128 kmt per annum, of which 8 kmt are currently designated for specialty carbon black products and 120 kmt for rubber carbon black products. The plant utilizes the furnace and the gas black production processes. Our shareholding in the German JV amounts to 54.3% (with 50% voting rights), Continental holds 33.8%, Pirelli 7.0%, Goodyear 3.3% and Vorwerk 1.6%. The German JV specialty production capacity is fully attributable to us, and the rubber production capacity is split between us and our JV partners. We account for our holdings in the German JV using the equity method.

In other European countries, we have one wholly-owned production plant in each of Italy, France, Sweden and Poland. Our Ravenna (Italy) production site occupies a total area of approximately 125,000 sqm and has a total capacity of approximately 75 kmt per annum, of which 5 kmt are currently designated for specialty carbon black products and 70 kmt for rubber carbon black products. The plant utilizes the furnace black production process, and is equipped with co-generation facilities. Our Ambès (France) production site occupies a total area of approximately 200,000 sqm and has a total capacity of approximately 50 kmt per annum currently designated for rubber carbon black products. The plant utilizes the furnace black production process. Our Malmö (Sweden) production site occupies a total area of approximately 46,000 sqm and has a total capacity of approximately 45 kmt per annum. The plant has two production lines, one designated for specialty carbon black and one for rubber carbon black. The plant utilizes the furnace black production process, and is equipped with co-generation facilities. Our Jaslo (Poland) production site occupies a total area of approximately 100,000 sqm and has a total capacity of approximately 40 kmt per annum currently designated for rubber carbon black products. The plant utilizes the furnace black production process, and is equipped with co-generation facilities.

In the United States, we have four wholly-owned production plants. Our Ivanhoe (Louisiana) production site occupies a total area of approximately 121,500 sqm and has a total capacity of approximately 122 kmt per annum currently designated for rubber carbon black products. The plant utilizes the furnace black production process. Our Borger (Texas) production site occupies a total area of approximately 202,500 sqm and has a total capacity of approximately 105 kmt per annum. We are currently converting one of the rubber carbon black production lines into a specialty carbon black production line at the Borger site. The plant utilizes the furnace and the thermal black production processes, and is equipped with co-generation facilities. Our Orange (Texas) production site occupies a total area of approximately 445,000 sqm and has a total capacity of approximately 74 kmt per annum currently designated for rubber carbon black products. The plant utilizes the furnace black production process, and is equipped with co-generation facilities. Our Belpre (Ohio) production site occupies a total area of approximately 202,500 sqm and has a total capacity of approximately 74 kmt per annum. The plant has four production lines, only one of which is designated for rubber carbon black products. The production site utilizes the furnace black production process, and is equipped with co-generation facilities. Our U.S. production sites have received certain notices of violation from the EPA that could potentially affect utilization of our plants in the United States. See “—Environmental—Environmental Proceedings.”

In South Korea, we have two wholly-owned production plants. Our Bupyeong production site occupies a total area of approximately 35,500 sqm and has a total capacity of approximately 55 kmt per annum, of which 22 kmt are currently designated for specialty carbon black products and 33 kmt for rubber carbon black products. The plant utilizes the furnace black production process, and is equipped with co-generation facilities. One of our technical centers is located at our Bupyeong facility. Our Yeosu production site occupies a total area of approximately 220,000 sqm and has a total capacity of approximately 190 kmt per annum. The plant has ten production lines, three of which are currently designated for specialty carbon black products. The production site utilizes the furnace black production process, and is equipped with after-treatment and co-generation facilities.

In other regions, we have one wholly-owned production plant in each of Brazil and South Africa. Our Paulinia (Brazil) production site occupies a total area of approximately 307,000 sqm and has a total capacity of approximately 95 kmt per annum currently designated for rubber carbon black products. The plant utilizes the furnace black production process. Our Port Elizabeth (South Africa) production site occupies a total area of approximately 127,000 sqm and has a total capacity of approximately 65 kmt per annum currently designated for rubber carbon black products. The plant has three production lines, which utilize the furnace black production process.

We are seeking to acquire QECC, in which Evonik currently holds a majority interest. QECC is located in Qingdao (China) and has production capacity of approximately 75 kmt per annum. The plant is equipped with three production lines and its main manufacturing focus is on high-end mechanical rubber goods applications. The acquisition is subject to ongoing Chinese government review and negotiations with Evonik and between Evonik and its joint venture partner.

Substantially all of our production sites are pledged to secure our payment obligations under the Revolving Credit Facility and under the Senior Secured Notes.

Characteristics of Production Network

Production Know-how

We produce rubber carbon black at all, and specialty carbon blacks at many of, our production sites. We have the production know-how to manufacture a wide range of specialty carbon blacks and rubber carbon blacks worldwide. We believe we are currently the only supplier with core production competencies across all leading production processes (furnace black, gas black, lamp black and thermal black). This provides us flexibility to offer a wide range of specialty carbon black and rubber carbon black products that are best suited to customers’ needs.

Flexible Specialty Carbon Black and Rubber Carbon Black Production Platform

Our existing flexible production platform allows us to convert production lines from tire carbon blacks to mechanical rubber goods and specialty carbon blacks to meet changing industry dynamics with often only minor investment. For example, we have migrated production lines from rubber carbon blacks to specialty carbon blacks at our Malmö (Sweden) and Belpre (Ohio) plants and are currently in the process of converting a production line to specialty carbon black in Borger (Texas). Our flexible production platform also enables us to shift additional production capacity to higher margin carbon black products, while at the same time reducing or discontinuing less profitable product lines. We have made recent investments in strategic sites to increase the flexibility of our production platform. We have upgraded our rubber carbon black production lines for mechanical rubber goods in South Korea and Italy and added a new rubber carbon black production line in South Korea that commenced production in summer 2013.

Over the last ten years, we have undertaken selective gradual capacity realignment initiatives aimed at meeting changing industry dynamics and increasing profitability. While such capacity realignments have entailed additional Capital Expenditures, they have contributed to improving our profitability profile. We have successfully moved our specialty carbon black and rubber carbon black product portfolios up the value chain and increased our global higher margin product capacity. Following an intensive review of European carbon black operations, we ceased production at our Sines, (Portugal) facility in December 2013.

Location of Production Network

Our production sites are strategically located throughout the world in close proximity to key customer sites. This is particularly important for our rubber carbon black business, which is largely regional. Since specialty carbon black’s freight costs represent a smaller component of the final cost (relative to rubber carbon black), it is commercially viable to ship specialty carbon blacks across geographic regions from our key production sites in Germany, South Korea and the United States. Our production network also offers access to high-growth regions globally. For example, we use part of our European, South Korean and North American specialty carbon black manufacturing capacity for sales in China. If the anticipated acquisition of QECC is consummated, we expect to also have a production site located in mainland China.

Flexibility of Asset Base

We have implemented a flexible and intelligent production and supply chain network under the concept of operating all regional production sites as one large virtual plant. This allows us to shift production of specialty carbon black and rubber carbon blacks between different plants in order to optimize costs and plant utilization. In most cases, more than one plant is approved by our customers for specific products, which not only increases production flexibility but also ensures a higher supply security for customers.

Cost Improvements

We have implemented various initiatives to realize cost improvements throughout our production network, including:

•	Headcount and footprint adjustments. We have implemented certain headcount reduction initiatives and substantially reduced our personnel from well over 1,500 employees at the time of the Acquisition to 1,405 at the end of 2013, despite having to hire more than 60 administrative personnel to provide a range of services previously provided by Evonik. In addition, after an intensive review of European carbon black operations, we ceased production at our Sines, (Portugal) facility in December 2013 to concentrate our European production platform into fewer, more efficient facilities, and we expect the plant closing to lead to a further headcount reduction of approximately 35 FTEs by the end of 2014. The plant accounted for €4.4 million of depreciation, rent, repair and maintenance, external services and insurance costs in 2013. Additionally, we incurred impairment charges of €5.5 million on closure of the plant in 2013. Despite these headcount reductions, the number of independent contractors that we use has remained relatively stable.

•	Energy saving and efficiency improvements. We have implemented and will continue to implement production and energy efficiency initiatives by exploiting alternative feedstock sources, while optimizing our feedstock and energy purchasing and pricing methods. Our new reactor designs, higher temperature air pre-heating equipment and state-of-the-art energy recovery equipment are being installed throughout our production network.

•	Co-generation. The main by-product of the carbon black production process is a combustible exhaust gas that can be used for the generation of electricity, steam and hot water, a process which is known as co-generation. In recent years, we have increased our co-generation capabilities, and currently nine of our manufacturing sites have some form of co-generation, with analyses underway to expand co-generation to more locations.

•	Productivity improvements. We have realized certain savings relating to the implementation of high performance work teams and other productivity improvement initiatives. We link our employee bonus levels to the achievement of predetermined objectives, including individual, team and company-wide targets.

Innovation

We enjoy a long-standing reputation within the industry for carbon black product and process technology, applications knowledge, and innovation. Carbon black products are highly versatile and meet specific performance requirements across many industries. This creates significant opportunities for product and process innovation. The final properties of the carbon black product depend on the mixture of raw materials used and to a large extent on the configuration and operating conditions of the specific reactor and the further processing of the initial product in beading, drying and after-treatment steps. Minimal changes to just one of the many process parameters can result in completely different carbon black products with different properties and potential end uses. Hence, further product innovations are a key competitive factor in the industry, even after decades of R&D in this field.

We maintain multiple product applications and process development centers in Europe, Asia and the Americas under the leadership of our Senior Vice President—Innovation. Our Innovation Group is divided into applications technology and process development teams. The applications technology team works closely with our major clients to develop innovative products and expand the applications range for carbon black products. Additional benefits of these efforts are the further strengthening of customer relationships and improved communications. Success in applications development deepens our understanding of customer and industry requirements gained through these interactions. The process development team works closely with our manufacturing and procurement teams to enhance company competitiveness. This team focuses on efforts that lead to improved production processes, improved product quality and improved cost structure.

During 2013, we integrated our technical centers in Hanau (Germany) and in Cologne (Germany) into one leading competence center located in Cologne to support and enhance our global Innovation Group activities. This center includes carbon black technologists, applications technology laboratories and process development staff, co-located with our pilot process development facilities. Staffing in our Cologne technical center includes physicists, chemists and engineers who can effectively and efficiently collaborate to create and analyze various carbon black properties with a goal to develop new products to meet customer requirements. Common processes and information technology tools further enhance coordination and communication with our regional technical centers located in South Korea, China and the United States. Overall, a total of more than 90 FTEs were employed in the Innovation Group in 2013.

Applications Technology

Our goal is to remain at the forefront of the industry in terms of product development by having dedicated applications technology facilities. Success relies on close collaboration with customers, often through long-term R&D alliances, which create superior technical interfaces. These interactions enable us to develop tailored solutions and meet unique customer requirements.

The applications technology team employs approximately one-half of our Innovation Group FTEs globally. The applications technology team can be subdivided into (i) specialty carbon black, with the majority of employees in Cologne (Germany) and some employees in the United States and Asia, and (ii) rubber carbon black, with most employees in Cologne (Germany).

Our applications technology teams brings together a deep knowledge of carbon black technology with an understanding of the key applications practiced by our customers. This team has access to extensive laboratory and testing facilities using the same formulations, processing and test methods employed by our customers. Customer collaborations often include cooperative testing with customers’ staff in our facilities. Applications technology provides a key customer and market interface and translates specific customer needs into carbon black product attributes. Product attributes are used to design and select relevant product prototypes and make specific product recommendations. This team has all the needed capabilities to develop and evaluate new products.

Applications technology plays a supporting role in the process of new product launch by providing technical data and presentations, training and support, establishment and monitoring of quality targets. This team works closely with customers to provide support during the qualification cycle, which can be long and may last over one year. This close cooperation decreases the likelihood of customer switching once a product has been approved.

Product quality test methods and applications testing are defined within the applications technology team. Methods are developed centrally and deployed worldwide to relevant production and applications laboratories to assure consistency in measurements and reporting.

Spending on Innovation, including both applications technology and process development, amounted to €9.5 million in 2012 and €10.1 million in 2013 and was mostly directed towards the development of new specialty carbon black products, new applications for carbon black products and the improvement of process efficiencies. We believe that this level of spending on Innovation is among the highest in the industry and intend to maintain our spending on Innovation at this level going forward.

Process Development

We believe our process development capabilities represent a key competitive advantage. Product customization relies upon extensive process capabilities. Unique products and products that are difficult to replicate add value to customers’ end-products. Customers have come to rely upon a continuous improvement in product quality and performance. Process development also enables improvements in manufacturing costs and efficiencies.

Our process development department employs approximately one-half of our Innovation Group FTEs globally, most of whom are located in Cologne (Germany). Our efforts include three main areas: (i) process development focused on improving efficiency and optimization of raw materials use, (ii) specialty carbon black product development and (iii) rubber carbon black product development. Professional staff in this organization include chemists, chemical engineers and process engineers with an understanding of critical process parameters to control carbon black manufacturing. This group also includes physicists and theoreticians who carry out computer modeling of carbon black production processes.

Pilot Plants

Process development operates special “pilot plants” which we believe are significant enablers for development efforts and provide competitive advantage. These pilot plants are small scale production facilities used for real-world trials of new carbon black grades, feedstocks and production processes. We operate two pilot plants at the Cologne site in Germany, with the main pilot plant being a 25% scale semi-commercial sized furnace reactor line based on the standard configuration of a full production furnace line. This unit is constructed with a modular reactor set-up which provides flexibility to carry out experimental process developments. The plant is also used for the small-scale production and sale of carbon black grades that are in their initial stage of commercialization. This enables market introduction of specialty products. We also have a smaller gas black pilot plant in Cologne (Germany), which further enhances our flexibility in conducting gas black product research.

Mini-Plants and Simulations Centers

In addition to the semi-commercial pilot plants, we operate a family of “mini-plants” in Cologne (Germany). The mini-plants include a smaller furnace reactor for basic studies as well as various facilities for chemical after-treatment, granulation and drying to tailor new products to specific customer requirements, especially in the specialty carbon black area. Experiments in the pilot plants for product and process development rely on world-class expertise in process simulation. Process simulation is used to predict the outcome from planned experiments thereby limiting costly experiments, accelerating our development cycle and increasing our likelihood of success at full-scale production.

Product and Process Innovation

Product and process efforts are focused on technical targets that have specific, quantified value-creation opportunities. Global portfolio management, R&D and project management processes assure that efforts are prioritized, aligned and tracked. Intellectual property creation is also a key outcome from innovation efforts.

This approach has yielded several recent successes. For example, our Specialty Carbon Black segment developed a clean and highly dispersible carbon black for use in high-voltage power cables in response to industry requirements for increased efficiency. Our Rubber Carbon Black segment developed a carbon black with unique particle characteristics that increase wear resistance, thereby extending the life of truck tires. These product successes rely on our proprietary production processes. In addition, process improvements have been successfully deployed, creating improved efficiencies and lower costs.

Marketing, Sales and Customer Contracts

We have an integrated sales and marketing process that combines key management, regional sales and technical marketing and applications support. This allows us to focus on customer solutions tailored to particular industries or regions. The Sales and Marketing departments employed more than 100 FTEs globally in 2013.

Sales

Our Sales department is organized into two main groups: Key Account Management and Regional Sales. The Key Account Management team deals with the largest customers (approximately 50 key accounts) and has dedicated sales people by account. The Regional sales team covers all other customers (approximately 1,000 customers, of which approximately 440 are located in Europe, the Middle East and Africa, approximately 280 in the Americas and approximately 250 in Asia-Pacific). The Regional Sales force operates on a localized basis and is combined across our Specialty Carbon Black and Rubber Carbon Black segments. In addition to selling carbon black directly, we work with third-party distributors who conduct sales on our behalf.

Marketing

Marketing is organized between our two operating segments: Specialty Carbon Black and Rubber Carbon Black. The Marketing teams support the expansion of our business and its substantial and sustainable profit development. They design and implement short and mid-term marketing strategies, as well as monitor relevant market trends, gather market intelligence and identify niches for new product launches. In addition, Marketing teams are in charge of strategic and operational price setting.

Flexible Contracts

We have a proactive price and contract management strategy, which supports our efforts to preserve our margins by passing through feedstock and energy cost increases to customers on a timely basis. Most of our long-term contracts contain formula-driven price adjustment mechanisms for changes in raw material and/or energy costs. We sell carbon black under the following two main categories of contracts bases on price adjustment mechanisms:

•	Contracts with feedstock adjustments (indexed contracts). This category includes contracts with monthly or, in some cases, quarterly automatic feedstock and/or energy adjustments and accounts for approximately 72% of contracts in our Rubber Carbon Black segment and approximately 42% of contracts in our Specialty Carbon Black segment, based on sales volume in 2013.

•	Non-indexed contracts. This category includes short-term contracts (usually shorter than three months) where sales prices of our carbon black products are not linked to carbon black oil market prices.

Most of our indexed contracts allow for monthly price adjustments, while a relatively small portion of allows for quarterly price adjustments. The one-month oil price adjustment mechanism typically results in a two-month delay in reflecting oil price changes in our customers pricing, while the three-month price adjustment mechanism typically results in a four-month delay. We believe that these contracts have enabled us to maintain our Segment Adjusted EBITDA Margins since the Acquisition, despite significant fluctuations in oil and other raw material prices. However, in periods of rapid and significant oil or energy price fluctuations, these fluctuations can significantly affect our earning and results of operations, since oil price changes affect our sales prices and our cost of raw materials and energy at different times. We refer to these earnings effects as windfall gains and losses. Sales prices under non-indexed contracts (approximately 28% in the Rubber Carbon Black segment and approximately 58% in the Specialty Carbon Black segment, based on sales volume in kmt in 2013) are reviewed on a regular basis, with one to three month intervals to reflect raw material and energy price fluctuations as well as overall market conditions. We believe that the current competitive environment allows us to implement price adjustments in a reasonably timely manner. However, we may not be able to maintain as effective a position in future periods. In any event, our reliance on indexing and short-term contracts will not fully protect us from significant price fluctuations, as a portion of our contracts are not indexed or short-term, and those that are remain subject to lag-time effects. We no longer use financial instruments to hedge our exposure to price fluctuation, having ceased doing so in 2011. See “Risk Factors—Risks Related to Our Business—We are subject to volatility in the costs and availability of raw materials and energy, which could decrease our margins and adversely affect our business, financial condition, results of operations and cash flows.”

Outbound Logistics and Distribution

Our outbound logistics and distribution function has critical importance given the high cost involved in the transportation of carbon black, in particular rubber carbon black. Each of our plants has different logistics demands based on the products manufactured and the region’s export requirements. Unlike rubber carbon blacks, which are mostly sold regionally, specialty carbon blacks are sold globally, since freight costs typically represent a smaller component of the final price. Europe and North America, which export high volumes of specialty carbon black, have complex and demanding logistics requirements. Other regions, such as South Africa, South Korea and Brazil, are relatively self-contained with the vast majority of production sold within the respective countries.

The primary method of the carbon black transportation to customers is by truck and rail. The majority of the regions use primarily trucks, with the exception of the United States, where rail transport accounts for approximately half of transportation modes. We lease our trucks and the majority of rail cars and have a variety of third-party agreements with railroad and trucking companies for the management of vehicles.

Carbon black is packaged and sold in bulk (on average 20 metric ton packages for trucks and 90 metric ton packages for rail), flexible intermediate bulk containers (on average 0.5-1.0 metric ton packages) and small bags (on average 10-20 kg packages). We choose a packaging method based on cost considerations and client preferences. In 2013, we estimate that 62% of our sales volume was delivered in bulk, 28% in intermediate bulk containers and 10% in bags.

Intellectual Property

We consider intellectual property development and management as a source of strategic competitive advantage. We maintain patents and trademarks on a number of our products and processes. However, we often do not patent a production method or product to avoid disclosure of business specific know-how. We proactively make careful assessments with respect to production process improvements and decide whether to apply for patents or retain and protect these improvements as trade secrets. When we file a patent application, it is usually filed in the relevant countries with active competition and markets for our products. In addition to patents, a significant part of our intellectual property is our trade secrets, general know-how and experience regarding the manufacturing technology, plant operation and quality management.

We rely on intellectual property laws, confidentiality procedures and contractual provisions to protect our intellectual property rights. We regard our patents, trade secrets and other intellectual property as valuable assets and take action when we deem it necessary to protect them. We proactively monitor competing patents and patent applications to ensure that we do not infringe the rights of other industry participants and/or challenge patent applications that may be without merit and would inhibit our ability to utilize our technology.

In connection with the separation of our business from Evonik, Evonik retained ownership of intellectual property used in and material to our business. Evonik assigned to us its intellectual property that was exclusively used in its carbon black business, as well as certain intellectual property used in our business solely in the field of carbon black. In addition, we have granted back to Evonik exclusive licenses relating to some of our intellectual property rights to exploit such intellectual property in all fields outside of carbon black. Accordingly, we would not be authorized to leverage the intellectual property that we use on the basis of a license from Evonik or the intellectual property that is subject to the grant-back license to expand our business into fields outside of carbon black. In addition, Evonik could exploit, and could allow third parties, inducing our competitors, to exploit, their retained intellectual property in the carbon black field. Further, we have granted back to Evonik a license relating to our intellectual property for the purpose of making and selling a product based on a defined process that includes the use of carbon black as raw material, provided that Evonik may purchase this carbon black from us or manufacture it itself. The grant back license also includes the right of Evonik to sublicense our carbon black intellectual property to third party manufacturers, enabling Evonik to outsource manufacturing of its requirements to third parties, which may include our competitors. For additional information, see “Risk Factors—Legal and Regulatory Risks—We may not be able to protect our intellectual property rights successfully and we are still subject to restrictions and risks associated with our intellectual property sharing arrangements with Evonik.”

Employees

Overview

As of December 31, 2013, we had 1,405 employees and approximately 200 contractors in our wholly-owned entities.

The table below shows our number of employees and contractors by activity as well as per country as of the end of the periods indicated. This data does not include employees and contractors employed by, or performing services for, joint ventures. We have changed our allocations employees and contractors to various activities in some instances for transparency reasons.

	2010	2011	2012	2013
By Activity
Production	1,400	1,196	1,134	1,081
Sales and marketing	151	225	242	233
General and administration	196	216	229	214
Research and development	57	106	86	80

Total	1,805	1,743	1,691	1,608
Contractors	N/A	230	197	203
Internal Employees	N/A	1,513	1,494	1,405

By Country
Germany	686	575	585	543
The rest of Europe	333	323	306	279
United States	291	321	323	313
South Korea	190	297	295	293
China	187	11	15	20
South Africa	77	106	92	88
Brazil	41	93	58	59
Singapore	—	7	6	2
Japan	—	10	11	11

Total	1,805	1,734	1,691	1,608
Contractors	N/A	230	197	203
Internal Employees	N/A	1,504	1,494	1,405

Following rationalization, efficiency and streamlining programs, headcount has been significantly reduced since the Acquisition. The rationalization and efficiency measures were applied to every function in the company. We actively streamlined the manufacturing footprint by closing facilities in Europe. The closure of our Sines (Portugal) plant in December 2013 will lead to a further headcount reduction of approximately 35 FTEs in 2014, as the notice periods had not expired by end of 2013. In addition, the technical center in Hanau (Germany) was closed at the end of 2013 and its activities were consolidated in Cologne (Germany).

Following the completion of the Acquisition, we intensified our sales force activities and established a presence in Malaysia, India, Thailand and the UAE and are scheduled to open a business office in Indonesia by the end of 2014. We also established our Asia-Pacific regional headquarters in Shanghai (China) in 2013 to strengthen our presence in the region.

Despite our overall headcount reduction since the Acquisition, we have increased our sales force for specialty carbon black products by approximately 15% in order to strengthen our position in these higher-margin products.

Labor Relations

We actively manage our labor relations and place high importance on transparent dialogue, which we believe has resulted in constructive union relations. There have been no significant strikes or labor disruptions at any site since 2004 when strikes occurred at the Ambès (France) plant in connection with salary negotiations.

Our employees in Germany and certain other countries are represented by workers’ councils in accordance with local law and practices, which provide workers’ councils with participation and information rights. Certain of our employees are organized in trade unions. Membership of trade unions varies in accordance with the business area, local practice and country in which we operate. We have entered into collective bargaining agreements with trade unions either directly or as members of employer organizations. These agreements typically govern, among other things, terms and conditions of employment and reflect the prevailing practices in each country. We believe we have stable relations with our employees and voluntary turnover has been low in recent years.

Currently, we are in negotiations with Korean labor unions, in connection with a recent Korean Supreme Court decision pursuant to which recurring fixed bonus payments to Korean employees in certain circumstances constitutes ordinary wages. This decision has raised several issues for Korean companies generally.

Salary, Benefits and Pension Scheme

Most of our employees receive a salary with a variable annual bonus component and participate in certain defined benefits and defined contribution pension schemes. Base salaries are generally adjusted on an annual basis, based on a comprehensive review of the employee’s performance. Bonus levels are based on the achievement of predetermined objectives, including individual, team and company-wide targets.

Following the completion of the Acquisition, we put in place new defined contribution pension plans and other post-employment benefits plans.

Share Participation Scheme

We have established a management participation program, see “Related Party Transactions—Management Participation Program.”

Insurance

We maintain insurance to cover risks associated with the ordinary operation of our business, including general product and environmental pollution liability, property damage and business interruption. We insure our plants against such hazards as fire, explosion, theft, flood, mischief and accidents. All of our policies are underwritten with reputable insurance providers, and we conduct periodic reviews of our insurance coverage, both in terms of coverage limits and deductibles. We believe that our insurance coverage is sufficient for the risks associated with our operations, but there can be no assurance that we will not incur casualty losses in excess of our current coverage.

We have entered into insurance policies comparable to those previously in place under Evonik ownership, as well as additional insurance to expand our coverage and address any gaps in coverage resulting from replacing Evonik’s insurance. With the new insurance policies we could improve our coverage in terms of limits, insurance conditions and cost. We have incurred additional costs for insurance due to the stand-alone nature of our business, the expansion of our coverage and the increase in insurance values.

Our current insurance coverage provides coverage on a “claims made” or “occurrence reported” basis. We have taken reasonable precautions to cover any potential gap in coverage, either by the continuation of policies or by the temporal extension of the coverage going forward and backward with respect to the current contract period, but there can be no assurances that we will be able to cover all risks that may occur.

Environmental, Health and Safety Matters

Protection of humans and the environment, fair treatment of our partners and a clear alignment to the needs of customers are the essential components of our activities. Therefore, we not only comply with all applicable laws and voluntary obligations, but strive to continuously improve our performance and management systems. Our integrated global management system with established standards and processes is based on the principles of the Responsible Care, ISO 9001 Quality Management System, ISO 14001 Environmental Management Systems, and OSHAS 18001 Safety Management Systems. All our operating sites are third-party certified by ISO 14001 and ISO 9001. The global management system outlines our processes and procedures practiced in relation to environmental protection, occupational and process safety, health protection and quality management including sustainable compliance, social accountability and product stewardship.

Our operations involve the use, processing, handling, storage and transportation of materials that are subject to numerous supranational, national and local environmental and safety laws and regulations. Our production facilities require operating permits that are subject to renewal or modification. We could incur significant costs, including fines, penalties and other sanctions, third-party claims and environmental cleanup costs, as a result of violations of or liabilities under environmental, health and safety laws and regulations or operational permits required thereunder. We believe that our operations are currently in substantial compliance with all applicable environmental, health and safety laws and regulations. Although our management systems and practices are designed to ensure compliance with laws and regulations, future developments and increasingly stringent regulation could require us to make additional unforeseen environmental, health and safety expenditures.

Environmental

Air Quality

One of the main environmental challenges of a carbon black plant is the management of exhaust gas from production processes. This exhaust gas contains a number of regulated pollutants, including carbon monoxide and sulfur compounds. The most common method for controlling these gases is through combustion, which produces useable energy as a by-product. Currently, nine manufacturing sites have the capability to beneficially utilize these gases through some form of energy co-generation, such as the sale or reuse of steam, gas or electricity. In addition, we are evaluating initiatives to build additional co-generation facilities.

The primary air pollutants of concern include sulfur dioxide and particulates. In order to maintain compliance with emission requirements, we utilize various desulfurization processes. We control the particulate matter by using our state-of-the-art bag filter technology.

With regard to air quality we are subject to emission control provisions at the national as well as at the EU level. The EU Directive No. 2010/75/EU on industrial emissions (“IED Directive”) entered into force on January 6, 2011. It provides for regulation on the prevention and control of pollution from industrial activities and includes rules aiming to reduce emissions into air, water, and land and to prevent the generation of waste. Starting January 2013, the EU member states had to comply with emissions limits for certain industries. Moreover, the IED Directive amended the former EU Directive 2008/1/EC on integrated pollution prevention and control (“IPPC Directive”) by defining best available techniques as binding industry standards.

Germany, for example, implemented the IED Directive by amendments to certain German statutes (among other things, the Federal Emissions Control Act (Bundes-Immissionsschutzgesetz), the Federal Water Act (Wasserhaushaltsgesetz) and the Act on Recycling (Kreislaufwirtschaftsgesetz)). With respect to new emissions thresholds and new binding industry standards, permits need to comply with these standards and will, in general, not be grandfathered.

Besides the IED Directive and its implementation, European jurisdictions in which we operate may provide for further regulations regarding emission reduction and safety technology standards that apply to our facilities (for example, the German Emissions Control Act). Therefore, under such regulations we have to modernize our facilities regularly to meet the required standards.

In the United States, we are subject to emissions limitations under the federal Clean Air Act (“CAA”) and analogous state and local laws and regulations, which regulate the emission of air pollutants from our facilities and impose significant monitoring, recordkeeping and reporting requirements. In addition, these laws and regulations require us to obtain pre-approval for the construction or modification of facilities expected to produce or significantly increase air emissions and to obtain and comply with air permits that include stringent conditions on air emissions and operations. In certain cases, we may need to incur capital and operating expenditures for specific equipment or technologies to control emissions. All our U.S. facilities are required to obtain federal “Title V” permits, which are required for stationary sources classified as “major” on the basis of their emissions. Obtaining permits and approvals required for the construction, modification and operation of our facilities, or the appeal of such permits and approvals once they are issued, has the potential to delay the development of our projects. We have incurred, and expect to continue to incur, substantial administrative and capital expenditures to maintain compliance with CAA requirements that have been promulgated or may be promulgated or revised in the future.

Pursuant to the CAA, the EPA has developed industry-specific National Emission Standards for Hazardous Air Pollutants (“NESHAPs”) for stationary sources classified as “major” on the basis of their hazardous air pollutant emissions. Our U.S. facilities are subject to NESHAPs applicable to carbon black facilities, as well as NESHAPs applicable to industrial boilers. The NESHAPs establish emissions reduction requirements and require use of control technology requirements that meet a minimum standard and which may entail a combination of technology, processes, and techniques. These requirements are imposed through our Title V permits, and require specific monitoring, recordkeeping and reporting requirements. See “—Environmental, Health and Safety Matters—Environmental Proceedings” for information regarding our compliance with the CAA.

Greenhouse Gas Regulation and Emissions Trading

Our facilities also emit significant volumes of CO2. In the European Union, all our production facilities are subject to the European Emission Trading Scheme (“ETS”) for CO2 emissions. The ETS was set up in 2003 by the Directive 2003/87/EC in order to considerably reduce the output of GHGs. The directive has been implemented into German law as the Greenhouse Gas Emissions Trading Act (Treibhausgas-Emissionshandelsgesetz). Industrial sites to which the ETS applies receive a certain number of allowances to emit GHGs and must surrender one allowance for each metric ton of GHG emitted. For the third trading period that commenced in 2013, the ETS has been revised such that the EU-wide quantity of emission allowances allocated each year have been significantly reduced as compared to the average annual total quantity of allowances issued in the EU between 2008 and 2012 and no free-of-charge allocation for any electricity producing entity exists anymore.

The latest amendment regulation to ETS regime of the European Commission (Regulation (EU) No. 176/2014) postpones the auctioning of 900 million emission allowances from 2013 to 2015 to later in the third trading period, which will end in 2020 (“Backloading”). Based on that amendment, the auction volume is being reduced by 400 million allowances in 2014, by 300 million in 2015, and by 200 million in 2016. The Backloading does not affect the overall volume of allowances to be auctioned in the third trading period, but only the distribution of auction volumes over the eight-year period. By Backloading, no sustained price increases in the EEA were effected.

The ETS affects carbon black manufacturers in the European Union. Carbon black production is currently listed on the Carbon Leakage List, which allows receiving the major share of needed Emission Allowances free of charge. Nevertheless, this list is reviewed regularly and Carbon Black may be removed from the Carbon Leakage List. See “Risk Factors—Risks Related to Our Business—Regulations requiring a reduction of greenhouse gas emissions could adversely affect our business, financial condition, results of operations and cash flows.”

In the U.S., comprehensive climate change legislation has not yet been adopted. After determining that emissions of carbon dioxide, methane, and certain other gases endanger public health and the environment in December 2009, EPA has regulated GHG emissions under various provisions of the Clean Air Act. EPA adopted rules that require reporting of GHG emissions by owners and operators of facilities in certain source categories or that exceed certain GHG emissions thresholds, and our facilities are subject to this rule. Further, EPA issued the GHG “Tailoring Rule” in May 2010, to address GHG permitting requirements pursuant to its determination that GHG emissions triggered permitting requirements for stationary sources starting in January 2011, and has since continued efforts to regulate GHG emissions.

Apart from EPA efforts, Congress has from time to time considered legislation to reduce emissions of GHGs, but no legislation has been enacted to date. At the state level, approximately one-half of the states have already taken legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or regional GHG cap-and-trade programs. There is no assurance that the current level of regulation will continue at the federal or state level in the future, or that future changes would not materially affect our operations or require material capital expenditures. The adoption of legislation or regulations that require reporting of GHGs, establish permitting thresholds based on GHG emissions or otherwise limit or impose compliance obligations for emissions of GHGs from our equipment and operations could require us to incur costs to obtain and comply with permits, reduce emissions of GHGs associated with our operations or purchase carbon offsets or allowances.

There are also ongoing discussions and regulatory initiatives in other countries in which we have facilities, including Brazil and South Korea, regarding GHG emission reduction programs, but those programs have not yet been defined.

Water Quality

Our plants are net consumers of water. Most of our plants recycle a substantial amount of the water used in the manufacturing process, which is used as “quench water” the cooling process. Water discharge from most plants consists primarily of storm-water during and after heavy rain, as well as limited wastewater from ancillary operations such as boiler blowdown and equipment washing; these discharges only take place under permitted conditions. For those plants that discharge water, the treatment generally is a settling pond system. Some facilities operate more advanced wastewater treatment systems, such as filtration and aeration systems incorporating chlorination or ozonation, depending on local requirements.

At the EU level, the European Directive No. 2000/60/EC, also known as the Water Framework Directive, aims to achieve a good qualitative and quantitative status of all water bodies by 2015. Its main goals include expanding the scope of water protection to all waters, including surface waters and groundwater, water management based on river basins, a “combined approach” of emission limit values and quality standards and streamlining legislation.

Moreover, the use of water for the manufacturing process may require permits or licenses as, for example, under the German Federal Water Act or German local laws. Permits may also be required for the discharge of wastewater into the public sewer system. Such permit or license may be revoked without compensation under certain circumstances.

In the United States, our facilities are subject to the federal Clean Water Act (“CWA”), and analogous state laws and regulations that impose restrictions on the discharge of pollutants into waters of the United States. Any such discharge of pollutants must be in accordance with the terms of the permit issued by EPA or the analogous state agency. In addition, the CWA and implementing state laws and regulations require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations. These permits generally have a term of five years. Our facilities are subject to CWA permitting requirements, and s must obtain and comply with National Pollutant Discharge Elimination System permits, which establish standards for, and require monitoring of, our discharges. We are subject to categorical pretreatment standards for the Carbon Black Manufacturing Point Source category, which, among other requirements, prohibits discharges of process wastewater pollutants to navigable water.

Contamination

As we handle chemicals that could cause water or soil contamination, we may be subject to remediation obligations under national law. Additionally, third parties may be able to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other pollutants into the environment.

In particular, the German Federal Act on Soil Protection (Bundes-Bodenschutzgesetz) requires the prevention of soil contamination by taking adequate precautions. In case of discovery of any contamination or past pollution (Altlasten) the owner, the current controlling person of the property, the polluter, its universal successor (Gesamtrechtsnachfolger) or the previous owner (if such owner transferred title to the real property after March 1, 1999 and knew or should have known of the contamination or past pollution) may be held responsible for remediation measures. Responsibility may be placed on either or several of the persons even in the absence of any fault or negligence. The competent authorities may also take remediation measures themselves and require the responsible party to bear the costs of such remediation. If several parties are responsible, they are jointly or severally liable and each party has the legal claim to reimbursement against the other parties. Such reimbursement may be contractually modified or waived among the parties.

In case of contamination of ground or surface water, the responsibility for remediation measures results from the Federal Act on Soil Protection in conjunction with the Federal Water Act and local water protection laws.

In the United States, our facilities are subject to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the Resource Conservation and Recovery Act (“RCRA”) and similar state laws. CERCLA establishes liability for parties, including current and former site owners and operators, generators, and transporters, in connection with releases of hazardous substances. Under CERCLA, we may be subject to liability without regard to fault or the lawfulness of the disposal or other activity. Our operations involve the storage, handling, transportation and disposal of hazardous substances within the meaning of CERCLA. As a result, we may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which hazardous substances have been released into the environment. Under CERCLA and similar state laws, we could be required to remove previously disposed substances and wastes, remediate contaminated property and groundwater, conduct natural resource damage assessments and pay compensation and penalties. RCRA is the principal federal statute regulating the generation, treatment, storage and disposal of hazardous and other wastes. RCRA and state hazardous waste regulations impose detailed operating, inspection, training and response standards and requirements for permitting, closure, remediation, financial responsibility, recordkeeping and reporting. Our sites have areas currently and formerly used as landfills for wastes generated by our operations. These landfills may be subject to regulation under RCRA, and certain of our facilities have been investigated and remediated under RCRA. These laws and regulations may also expose us to liability for acts that were in compliance with applicable laws at the time we performed those acts. We could incur significant costs in connection with investigation and remediation activities or claims asserted at current or former facilities or third-party sites.

Non-hazardous and Hazardous Waste

In some jurisdictions in which we operate we are subject to provisions regarding waste management and the handling and storage of hazardous substances. Those provisions may require documentation on the disposal of waste or compliance with certain safety standards (for example, as set forth in Council Directive 96/82/EC on the control of major-accident hazards involving dangerous substances, known as Seveso II Directive). The directive was implemented into German law by the 12th Ordinance under the German Emissions Control Act.

We generate hazardous waste in the form of spent solvents at our plant labs. In addition, coal tar fractions, a common raw material at some plants, are considered hazardous waste if spilled or otherwise require disposal, as are certain refractories that contain hexavalent chromium, which are generated infrequently. Certain facilities have on-site landfills permitted for the current disposal of non-hazardous solid waste.

Energy Surcharge

The German Renewable Energies Act grants above-market payments to the producers of energy generated from renewable sources. To balance these payments, an energy surcharge is imposed on the consumers of energy. Certain exemptions regarding that surcharge are provided in the EEG, in particular for energy intensive industries and self-consumption of self-produced energy.

The European Commission opened an in-depth investigation procedure in December 2013 to examine whether the reductions granted under the EEG comply with EU state aid rules.

Currently, the European Commission and the German government are working out an agreement regarding future benefits in that respect. Accordingly, the German legislator is amending the national regulations and setting up a new regime regarding energy intensive industries. It is expected that the exemption from the energy surcharge regarding electricity generated for the Company’s own consumption will be grandfathered with respect to all facilities that have been in operation before August 1, 2014.

Environmental Proceedings

During 2008 and 2009, the EPA contacted all U.S. carbon black producers as part of an industry wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the Clean Air Act, to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. Settlement offers may include penalties, as well as compliance obligations such as agreement to install additional emission controls. In response to information requests received by our U.S. facilities, we furnished information to the EPA on each of our U.S. facilities. Our Belpre (Ohio) facility was an initial subject of these investigations and received notices from the EPA in 2010 alleging violations of permitting requirements under the Clean Air Act. In October 2012, we received a corresponding notice and finding of violation under Section 113(a) of the Clean Air Act alleging the failure to obtain PSD Permits prior to making major modifications at several units of our Ivanhoe (Louisiana) facility and to include BACT in the Title V permit. In January 2013 we also received a NOV issued by the EPA for our facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008, and a similar notice and finding of violation by the EPA was issued for our U.S. facility in Orange (Texas) in February 2013. We have indicated an interest in discussing potential settlement of the enforcement actions with the EPA. For this purpose, we received information from the EPA in November 2013 specifying certain target emission reduction levels, pollution controls and other terms the EPA demands in a settlement. An informational meeting with the EPA took place in February 2014. Going forward, settlement proposals may be exchanged and further meetings with the EPA on these matters may occur. The EPA action could result in civil penalties, mitigation, and significant capital expenditures in connection with air emissions at our U.S. facilities. Our agreement with Evonik in connection with the Acquisition provides for a limited indemnity from Evonik against, among other things, fines and costs (including the costs of pollution controls) arising in connection with the CAA violations that occurred prior to August 2011. Evonik has indicated that it may defend itself against claims under the indemnity; while we intend to enforce our rights vigorously, there is no assurance that we will be able to recover as we expect. See “Risk-Factors—Risks Related to Indebtedness, Currency Exposure and Other Financial Matters—Our agreements with Evonik in connection with the Acquisition require us to indemnify Evonik with respect to certain aspects of our business and require Evonik to indemnify us for certain retained liabilities. Our potential exposure and our ability to enforce claims under such indemnities are unclear.” As a result, the foregoing matters taken as a whole could have a material adverse effect on our operating results and cash flows for any particular period in which we may incur the related costs or liabilities, depending in part on our operating results for the period.

Chemical Regulations

Some jurisdictions we operate in have established regimes to regulate or control chemical products to ensure the safe manufacture, use and disposal of chemicals.

In the European Union, the Regulation on Registration, Evaluation, Authorisation of Chemicals was signed in December 2006, came into effect on June 1, 2007 and requires chemical manufacturers and importers in the European Union to register all chemicals manufactured in, or imported into the European Union in quantities of more than one ton per annum. Registration has to be made at the European Chemicals Agency (“ECHA”). The registration process requires capital and resource commitments to compile and file comprehensive chemical dossiers regarding the use and attributes of each chemical substance manufactured or imported by us and requires us to perform chemical safety assessments. Moreover, the import or manufacture of certain “highly hazardous chemicals” must be authorized by ECHA. Furthermore, REACh Regulation contains prohibition rules on bringing substances to the market that have been identified as substances of very high concern (“SVHC”). If necessary, raw materials or manufactured substance will be listed on the “candidate list” or on Annex XIV to the REACh Regulation which may mean a full ban or requirement for authorization to be granted by the European Commission in its discretion.

Registration of certain chemicals with ECHA has been compulsory since June 1, 2008. For pre-registered substances, three registration deadlines are applicable, depending on the tonnage of the substance. Substances manufactured or imported into the EU exceeding 1000 mt/y and specific SVHC in lower volumes had to be registered before December 1, 2010. The second period regarding substances in quantities of 100 to 1000 mt/y ended on May 31, 2013. The last deadline for substances of more than 1 mt/y will be May 31, 2018.

Further national provisions exist that apply to our business. For example, under German law, the Chemicals Act (Chemikaliengesetz) and related ordinances impose particular obligations on producers, processors, and handlers of chemical agents. We have to comply with safety obligations in this respect, particularly regarding the handling and storage of hazardous substances.

In the United States, we are subject to federal and state requirements relating to our business and products. In particular, we are subject to the California Safe Water and Toxic Enforcement Act, known as Proposition 65. Among other requirements, Proposition 65 imposes labeling and record keeping requirements. Non-compliance may result in significant penalties or fines, and future amendments to Proposition 65 could result in increased labeling or other compliance obligations applicable to our products.

We are a member of the International Carbon Black Association (the “ICBA”), which currently consists of representatives from carbon black manufacturers in Canada, Europe, the United States, South America, Asia and Africa. The ICBA seeks to address common environmental, health and safety issues, undertakes research on health implications of carbon black, and serves as the leading advocate for the industry in the regulatory and public-interest arenas. The ICBA conducts research on international environmental, health, product safety and workplace safety matters and is currently in the process of founding a regional subgroup covering Asia.

We are also a member of the European consortium for carbon black (“cb4reach Consortium”) which has pre-registered and registered carbon black and materials containing carbon black at the ECHA as required by the REACH Regulation. Besides the Company, the following companies are members of the cb4reach Consortium: Cabot Corporation, Cancarb Limited, Columbian Chemicals, Continental Carbon Company, Sid Richardson Carbon & Energy Company, and Timcal Belgium S.A.

Health and Safety

The health and safety of our employees and customers is one of our highest priorities. We maintain very good performance in occupational injury and illness rates. New employees and contractors working on site are given environmental, health and safety training and we keep track of environmental, health and safety matters. Employees are required to report and log incidents including near misses into the electronic EHS management system. Our sites are required to implement and report EHS leading and lagging indicators for EHS performance. Plant managers are required to track and monitor these leading and lagging indicators and take action as appropriate. Leading and lagging indicator data and incidents are reviewed by senior management on a monthly basis. A strategic safety team provides for development, implementation and auditing of safety activities and promotes safety accountability by our personnel.

Carbon black is produced under controlled conditions and has high purity levels. It therefore differs from other combustion products that may contain high concentrations of hazardous compounds. Due to its high purity, certain carbon black grades are permitted for use in cosmetics or in products in contact with food.

The International Agency for Research on Cancer (“IARC”) classifies carbon black as a Group 2B substance (known animal carcinogen, possible human carcinogen). We have communicated IARC’s classification of carbon black to our customers and employees in accordance with applicable regulatory requirements. The Permanent Senate Commission for the Investigation of Health Hazards of Chemical Compounds in the Work Area (the “MAK Commission”) of the German Research Foundation (Deutsche Forschungsgemeinschaft), which uses a different rating system, classifies carbon black as a suspect carcinogen (Category 3B). Other national and international health organizations have not rated carbon black. Any risk reclassification of our raw materials, intermediates or finished product could result in increased operating costs or affect product lines or sales.

The European Commission is in the process of concluding a definition of “nano.” According to its recommendation of October 18, 2011 (2011/696/EU), carbon black was defined as a nano-material. In a similar approach the ISO developed the ISO TC 229 “Nanotechnologies,” which considers carbon black as “nano-structured material.” Other countries (that is, US, Canada, etc.) are also considering implementing regulations related to raw materials in nano size. The industry is not yet impacted by these definitions but there have been regulations discussed, particularly for cosmetics applications or articles that are intended for food contact, which may impact the use of carbon black in the future. This development may significantly impact our business in a manner we cannot predict, including by increasing the costs of doing business.

Further Regulatory Matters

We are subject to further governmental regulation from national, European Union and other international regulatory authorities concerning, among other things: product safety, export and import control regulations and other customs regulations, data protection and our competitive and marketplace conduct. We believe that we are in compliance in all material respects with these regulations. We cannot assure you, however, that any future changes in the requirements or mode of enforcement of these laws and regulations will not have a material adverse effect on our business, financial condition, results of operations or cash flows.

On November 27, 2013, the city of Huerth (Germany) granted a permit to build a clinic for child and adolescent psychiatry and psychotherapy on premises located approximately 500 meters away from our production site in Cologne (Germany). If the construction is complete and the clinic begins operation, our production plant in Cologne (Germany) may become subject to stricter regulatory requirements under German emissions laws. Therefore, we initiated a proceeding for injunctive relief to prevent the construction of the clinic. The court has decided in our favor and granted injunctive relief by ordering an immediate building freeze. The outcome of the underlying appeal against the building permit is still pending.

Legal Proceedings

We become involved from time to time in various claims and lawsuits arising in the ordinary course of our business, such as employment related claims and asbestos litigation, against some of which we have limited indemnification from Evonik under the agreements relating to the Acquisition. Some matters involve claims for large amounts of damages as well as other relief. In addition, legal proceedings may result from the EPA’s initiative under Sections 114 and 113a of the Clean Air Act. For further information see “—Environmental—Environmental Proceedings.” We believe, based on currently available information, that the results of the proceedings referenced above, in the aggregate, will not have a material adverse effect on our financial condition, but may be material to our operating results and cash flow for any particular period, depending, in part, upon the operating results for such period. We note that the outcome of legal proceedings is inherently uncertain, and we offer no assurances as to the outcome of any of these matters or their affect on the Company.

MANAGEMENT

Except as otherwise indicated below, this section describes our management and governance arrangements as we expect them to be upon our conversion to a German stock corporation at or prior to the closing of this offering. For the purposes of this section, all references to “we,” “our” and “us” refer only to the Company and not its consolidated subsidiaries.

German Law

Prior to the completion of this offering, we will become a German stock corporation (Aktiengesellschaft, or AG) with our registered seat in Germany. We will be subject to German legislation on stock corporations, most importantly the German Stock Corporation Act (Aktiengesetz). In accordance with the German Stock Corporation Act, our corporate bodies will be the management board (Vorstand) (the “Management Board”), the supervisory board (Aufsichtsrat) (the “Supervisory Board”) and the shareholders’ meeting (Hauptversammlung) (the “Shareholders’ Meeting”). Our Management Board and our Supervisory Board will be entirely separate and no individual will simultaneously be a member of both boards.

Our Management Board will be responsible for the day-to-day management of our business in accordance with applicable laws, our articles of association (Satzung) to be in effect upon our conversion to an AG and the Management Board’s internal rules of procedure (Geschäftsordnung). Our Management Board will represent the Company in its dealings with third parties.

The principal function of our Supervisory Board will be to supervise our Management Board. Our Supervisory Board will also responsible for appointing and removing the members of our Management Board and representing the Company in connection with transactions between a current or former member of our Management Board and the Company.

The members of our Management Board and our Supervisory Board will be solely responsible for and manage their own areas of competency (Kompetenztrennung); therefore, neither board may make decisions that, pursuant to applicable law, our articles of association or the internal rules of procedure are the responsibility of the other board. Under German law, members of both boards owe a duty of loyalty and care to the Company. In carrying out their duties, they are required to exercise the standard of care of a prudent and diligent businessperson. If they fail to observe the appropriate standard of care, they may become liable to the Company.

The members of both boards must take into account a broad range of considerations when making decisions, including our interests and the interests of our shareholders, employees, creditors and, to a limited extent, the general public, while respecting the rights of our shareholders to be treated on equal terms. Additionally, the Management Board will be responsible for implementing an internal monitoring system for risk management purposes.

Our Supervisory Board will have comprehensive monitoring responsibilities. To ensure that our Supervisory Board can carry out these functions properly, our Management Board must, among other things, regularly report to our Supervisory Board in relation to the current state of the Company’s business operations and future business planning (including financial, investment and personnel planning). In addition, our Supervisory Board will be entitled to request special reports at any time.

Under German law, our shareholders will have no direct recourse against the members of our Management Board or our Supervisory Board if they breach their duty of loyalty and care to the Company. Apart from insolvency or other special circumstances, only the Company will have the ability to claim damages against the members of our two boards. We may waive these claims to damages or settle these claims only if at least three years have passed since any violation of a duty occurred and only if our shareholders approve the waiver or settlement at a shareholders’ meeting with a simple majority of the votes cast; provided that shareholders who in the aggregate hold 10% or more of our share capital do not oppose the waiver or settlement and have their opposition formally recorded in the meeting’s minutes.

Management Board

Pursuant to our articles of association, our Management Board will consist of at least              members. Our Supervisory Board will determine the exact number of members of our Management Board.

The members of our Management Board will be appointed by our Supervisory Board for a term of up to a maximum of five years. They will be eligible for reappointment or extension, including repeated re-appointment and extension, after the completion of their term in office, in each case again for up to additional five years. Under certain circumstances, such as a serious breach of duty or a vote of no confidence by the shareholders in a shareholders’ meeting, a member of our Management Board may be removed from office by our Supervisory Board prior to the expiration of his or her term.

The members of our Management Board will conduct the daily business of the Company in accordance with applicable laws, our articles of association and the rules of procedure for our Management Board adopted by our Supervisory Board. They will be generally responsible for the management of the Company and for handling our daily business relations with third parties, the internal organization of our business and communications with our shareholders. In addition, they will have primary responsibility for (i) the preparation of our annual financial statements, (ii) the making of a proposal for our Supervisory Board’s recommendation to our Shareholders’ Meeting on how our profits (if any) should be allocated and (iii) regular reporting to our Supervisory Board on our current operating and financial performance, our budgeting and planning processes and our performance under them, and on future business planning.

Notwithstanding the collective responsibility for the management of the Company overall, the rules of procedure provide that the members of our Management Board will unanimously adopt a schedule of responsibilities that assigns specific duties to each member of our Management Board. A responsibility assigned to an individual member of our Management Board will be that member’s own responsibility subject to decisions taken by our Management Board as a whole. The members of our Management Board will decide as a group on matters not allocated to one of them under the schedule of responsibilities and whenever any one of them indicates that a matter should be decided as a group.

A member of our Management Board will not be able to deal with or vote on matters relating to proposals, arrangements or contractual agreements between himself or herself and the Company and may be liable to us if he or she has a material interest in any contractual agreement between the Company and a third party which is not disclosed to and approved by our Supervisory Board.

The rules of procedure of our Management Board will provide that our Management Board may only pass a resolution if all of its members have been invited and at least two members are present. Our Management Board will make decisions by a simple majority of the votes cast. A proposal will be regarded as rejected in case of a tie.

Pursuant to our articles of association, the Company will be represented by two members of the Management Board or by one member of the Management Board acting jointly with a holder of a general power of attorney (Prokurist). Our Supervisory Board will also be able to grant each member of the Management Board sole power of representation.

The business address of the members of our Management Board will be the same as our business address: Hahnstraße 49, 60528 Frankfurt am Main, Germany.

Supervisory Board

Following our conversion to a German stock corporation, our Supervisory Board will consist of              members. Although the Company will generally be subject to the German One-Third Employee Representation

Act (Drittelbeteiligungsgesetz) and the German Codetermination Act (Mitbestimmungsgesetz), our Supervisory Board will not have any employee representatives because of the number of employees of the Company. These acts require that one-third of the members of a company’s supervisory board be elected by the company’s German employees when the company has at least 500 employees in Germany, and that one-half of the members of the supervisory board be so elected for companies with at least 2,000 employees in Germany. As the Company grows, our Supervisory Board may be required to include employee representatives subject to the provisions of the German One-Third Employee Representation Act and the German Codetermination Act.

All of the members of our Supervisory Board will be elected by our Shareholders’ Meeting in accordance with the provisions of the German Stock Corporation Act. German law does not require the majority of our Supervisory Board members to be independent. However, we intend for a majority of the members of our Supervisory Board to satisfy the independence requirements of the NYSE within one year after the date when our shares are listed on the NYSE.

The first Supervisory Board of the Company will be appointed by the shareholders of the predecessor GmbH for the first full or partial fiscal year. The provisions governing the appointment of employee representatives to the Supervisory Board do not apply to the composition and the appointment of the first Supervisory Board. The members of the first Supervisory Board may not be appointed beyond the adjournment of the Shareholders’ Meeting that is to resolve approval of the acts of management in respect of the first full or partial fiscal year. The Management Board shall, within a reasonable time prior to the expiration of the term of office of the first Supervisory Board, announce which statutory provisions in its opinion govern the composition of the successor Supervisory Board.

The members of our Supervisory Board may be able to be elected for a term of up to approximately five years (standard term of office). Reelection, including repeated reelection, will be permissible. The Shareholders’ Meeting may be able to specify a term of office for individual members or all of the members of our Supervisory Board which is shorter than the standard term of office and, subject to statutory limits, for different start and end dates of their term.

Our Shareholders’ Meeting may be able to, at the same time as it elects the members of the Supervisory Board, elect one or more substitute members. The substitute members will replace members who cease to be members of our Supervisory Board and will take their place for the remainder of their respective terms of office.

Members of our Supervisory Board may be able to be dismissed at any time during their term of office by a resolution of the Shareholders’ Meeting adopted by three-quarters of the votes cast. In addition, any member of our Supervisory Board may be able to resign at any time by giving two weeks’ prior written notice of its resignation to our Management Board or the chairperson of our Supervisory Board. Our Supervisory Board may be able to agree upon a shorter notice period.

Our Supervisory Board will elect a chairperson and a vice chairperson from among its members. The vice chairperson will exercise the chairperson’s rights and obligations at any time when the chairperson is prevented from doing so.

The Supervisory Board will meet at least twice during the first half and twice during the second half of each fiscal year.

Resolutions of our Supervisory Board will be passed by simple majority unless otherwise required by law, our articles of association or the rules of procedure of our Supervisory Board.

Our Supervisory Board will not be permitted to make management decisions, but, in accordance with German law and in addition to its statutory responsibilities, it has determined that the following matters, among others, require its prior consent:

The following table sets forth the names and function of the persons we expect will be the members of our Supervisory Board upon the closing of this offering, as well as their years of birth, the end of their initial terms and their principal occupations outside of our company as of              2014:

New York Stock Exchange Listing Standards

Companies listed on the NYSE generally must comply with the corporate governance standards set forth in Section 303A of the NYSE Listed Company Manual. NYSE listed companies that are foreign private issuers, however, are permitted to follow home-country practices in lieu of Section 303A, with certain limited exceptions. Notwithstanding the home-country exemption, we currently intend to comply with the corporate governance standards of the NYSE that would apply if we were a U.S. domestic issuer.

NYSE Independence Requirements

Upon the closing of this offering,              members of our Supervisory Board will satisfy the independence requirements of the NYSE. In accordance with NYSE transition rules for newly public companies, new independent Supervisory Board members will be appointed in accordance with German law, such that a majority of the Supervisory Board members will satisfy the independence requirements of the NYSE within one year after the date when our shares are listed on the NYSE.

Upon the closing of the offering, the Supervisory Board will have an Audit Committee (Prüfungsausschuss), a Compensation Committee (Vergütungsausschuss) and a Nomination and Governance Committee (Nominierungsausschuss), each of which will meet the NYSE independence standards and other governance requirements for such a committee, subject to the applicable transition rules for newly public companies as noted below.

Audit Committee

Upon the listing of our shares, we will have              members on our Audit Committee, at least one of whom will qualify as independent under the listing rules of the NYSE and SEC Rule 10A-3 under the Exchange Act. In accordance with applicable transition rules, the Supervisory Board will appoint additional members to the Audit Committee such that a majority of its members will satisfy these independence requirements within 90 days after our listing date and all of them will satisfy the independence requirements within one year after that date. Each independent member of our Audit Committee will be an “audit committee financial expert” as used in Item 407 of SEC Regulation S-K. Our Audit Committee’s responsibilities will include:

•	appointing, approving the compensation of, and assessing the independence of our independent auditor;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent auditor;

•	reviewing the overall audit plan with the independent auditor and members of our management;

•	reviewing and discussing with management and the independent auditor our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•	recommending, based upon the Audit Committee’s review and discussions with management and the independent auditor, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

•	reviewing related party transactions for potential conflicts of interest and determining whether to approve such transactions; and

•	reviewing quarterly earnings releases.

Upon our listing date, our Audit Committee’s charter will be available on our website.

Compensation Committee

Upon the closing date of this offering, we will have              members on our Compensation Committee, at least one of whom will qualify as independent under the listing rules of the NYSE. In accordance with applicable transition rules, our Supervisory Board will appoint additional members to the Compensation Committee such that a majority of its members will satisfy these independence requirements within 90 days after our listing date and all of them will satisfy the independence requirements within one year after the that date. Our Compensation Committee’s responsibilities will include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	reviewing and approving our policies and procedures for the grant of equity-based awards; and

•	reviewing and making recommendations to the Supervisory Board with respect to the compensation of its members.

Upon our listing date, our Compensation Committee’s charter will be available on our website.

Nominating and Governance Committee

Upon the closing date of this offering, we will have              members on our Nominating and Governance Committee, at least one of whom will qualify as independent under the listing rules of the NYSE. In accordance with applicable transition rules, our Supervisory Board will appoint additional members to the Nominating and Governance Committee such that a majority of its members will satisfy these independence requirements within 90 days after our listing date and all of them will satisfy the independence requirements within one year after that date. Our Nominating and Governance Committee’s responsibilities will include:

•	identifying individuals qualified to become members of our Supervisory Board and its committees;

•	recommending potential nominees for election to the Supervisory Board;

•	reviewing developments in corporate governance practices;

•	developing and recommending our corporate governance guidelines and policies, and evaluating their sufficiency;

•	reviewing proposed waivers and amendments of the code of conduct;

•	overseeing the process of evaluating the performance of our Supervisory Board; and

•	advising our Supervisory Board on corporate governance matters.

Upon our listing date, our Nominating and Governance Committee’s charter will be available on our website.                                         ..

German Corporate Governance Code

The German Corporate Governance Code (the “Corporate Governance Code”) was originally published by the German Ministry of Justice (Bundesministerium der Justiz) in 2002 and was last amended on May 13, 2013. The Corporate Governance Code contains recommendations and suggestions relating to the management and supervision of German companies that are listed on a stock exchange. It follows internationally and nationally recognized standards for good and responsible corporate governance. The purpose of the Corporate Governance Code is to make the German system of corporate governance transparent for investors. The Corporate Governance Code includes corporate governance recommendations and suggestions with respect to shareholders and shareholders’ meetings, the management and supervisory boards, transparency, accounting policies, and auditing.

There is no obligation to comply with the recommendations or suggestions of the Corporate Governance Code. The German Stock Corporation Act (Aktiengesetz) only requires that the management board and supervisory board of a listed company issue an annual declaration that either states that the company has complied with recommendations of the Corporate Governance Code, or lists the recommendations that the company has not complied with and explains its reasons for deviating from the recommendations of the Corporate Governance Code. In addition, in this annual declaration, a listed company is also required to declare whether it intends to comply with the recommendations or list the recommendations it does not plan to comply with in the future. These declarations have to be made accessible to shareholders at all times. If the company changes its policy on certain recommendations between such annual declarations, it must disclose this fact and explain its reasons for deviating from the recommendations. Non-compliance with suggestions contained in the Corporate Governance Code need not be disclosed.

Following the listing of our ADS on the NYSE, the Corporate Governance Code will apply to us and we will be required to issue the annual declarations described above.

Code of Business Conduct and Ethics

In accordance with NYSE listing requirements and SEC rules, the Company will adopt a code of business conduct and ethics that applies to all of our employees, the members of our Management Board and our other officers and the members of our Supervisory Board. The full text of our code of business conduct and ethics will be posted on the Investor Relations section of our website. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of these provisions, on our website or in filings under the Exchange Act.

Our Current Management Arrangements

At present, we do not have a Supervisory Board or a Management Board. Rather, under German law, our Company is currently managed by our two Managing Directors. We also have 11 Executive Officers, who include our Managing Directors. We expect that our current Executive Officers will remain in their positions after the completion of this offering. The table below sets forth our current Managing Directors and Executive Officers, their age and their positions within the Company as of the date of this prospectus.

Name	Age	Title
Jack Clem	60	Chief Executive Officer (“CEO”) and Managing Director
Charles Herlinger	58	Chief Financial Officer (“CFO”) and Managing Director
Erik Thiry	43	Senior Vice President—Business Development
Claudine Mollenkopf	47	Senior Vice President—Business Line Specialty Carbon Black
Lixing Min	53	Senior Vice President and General Manager—Asia Pacific Region
Barry Snyder	51	Senior Vice President—Innovation
Jörg Krüger	51	Senior Vice President—Global Operations
Mark Leigh	45	Senior Vice President and General Manager—Americas Region
Christian Eggert	40	General Counsel—Global and Head of Group Legal
Jeffrey Malenky	59	Senior Vice President—Global Human Resources
Michael Reers	45	Vice President and Group Controller

The following is a brief summary of the business experience of our current Managing Directors and Executive Officers.

Managing Directors and Executive Officers

Jack Clem. Mr. Clem has been the Chief Executive Officer of Orion and a Managing Director since July 2011, and had been the head of Evonik Degussa GmbH’s global carbon black business since August 2009. He joined Degussa in 2001 and shortly after was named CEO of their joint venture in carbon black with a U.S.-based private equity firm. He has over 35 years of experience in the performance and specialty minerals and chemicals industry. Prior to joining Degussa, he held various senior management positions in North America and Europe at J.M. Huber Corporation and started his career in engineering and plant management at Occidental Chemical Corporation. Mr. Clem holds a master’s degree in business administration from West Texas A&M University and a bachelor’s degree in mechanical engineering from Texas Tech University.

Charles Herlinger. Mr. Herlinger has been the Chief Financial Officer of Orion and a Managing Director since July 2011. He has considerable experience from previous public and private chief financial officer positions. Most recently, he was chief financial officer of the Almatis Group, a leading worldwide manufacturer of specialty alumina-based chemical products. Prior to that, he served as chief financial officer of Cable & Wireless plc., a London Stock Exchange listed public company. Mr. Herlinger started his career as audit manager with KPMG and spent over 15 years with Siemens in Germany and North America, where he progressed to chief financial officer of Siemens Corporation in North America. Mr. Herlinger holds a bachelor’s degree in business administration and is qualified both as a certified public accountant in the United States and a chartered accountant in the United Kingdom.

Other Executive Officers

Erik Thiry. Mr. Thiry has been the Senior Vice President—Business Development and a member of the executive management team since May 2012. He has over 15 years of experience in management consulting, including the chemical industry, at a global consulting firm. Mr. Thiry holds a master’s degree in business management and mechanical engineering from the University of Kaiserslautern, Germany.

Claudine Mollenkopf. Dr. Mollenkopf has been our Senior Vice President—Business Line Specialty Carbon Black since August 2011 and prior to that served the business as vice president of mechanical rubber goods. Dr. Mollenkopf joined Evonik in 1996. She has over 20 years of experience in the chemicals industry, including various positions at Evonik, such as head of aerosil and silanes sales Europe. Ms. Mollenkopf holds a doctorate and engineering degree (EHICS) in chemistry from the University Louis Pasteur, France.

Lixing Min. Dr. Min has been our Senior Vice President and General Manager—Asia-Pacific Region since April 1, 2013. He has over 23 years of experience in the chemical industry, including positions of general management of the Asia-Pacific region for both American- and German-based chemical companies. Dr. Min holds a bachelor’s degree in chemistry from Fudan University in China and master’s and doctoral degrees in chemistry from the University of Rochester.

Barry Snyder. Dr. Snyder has been Senior Vice President—Innovation since September 2012. He has over 23 years of experience in the chemical industry, including global technical and marketing leadership roles in chemical and advanced materials companies based in the United States, United Kingdom and France. Dr. Snyder holds a bachelor’s and a master’s degree in chemistry from Emory University, a master’s degree in business administration from Temple University and a doctoral degree in chemistry from Harvard University.

Jörg Krüger. Mr. Krüger has been Senior Vice President—Global Operations since September 2012. He has over 24 years of experience in the chemical industry, including a position of managing director and chief operating officer of a specialized materials company in Germany and prior to that a variety of engineering, procurement, and manufacturing roles at a major chemical and pharmaceutical corporation in Germany and the United States. Mr. Krüger holds a diploma in chemical engineering from Dortmund University, Germany.

Mark Leigh. Mr. Leigh has been Senior Vice President and General Manager—Americas Region since July 29, 2011, and joined Evonik in 1998. He has over 18 years of experience in the chemicals industry, including various positions at Evonik, such as vice president of marketing for specialty inorganics and regional sales manager in the United States. Mr. Leigh holds a bachelor’s degree in chemistry from the University of Illinois and a master’s degree in business administration from Kellogg Graduate School of Management at Northwestern University.

Christian Eggert. Dr. Eggert has been the General Counsel and Head of Group Legal since August 2012, also serving as the Chief Compliance Officer. Prior to Orion, he worked as a lawyer in private practice for more than nine years, and with two major international law firms (one as a partner) while specializing in mergers & acquisitions, restructurings and corporate law. Dr. Eggert holds a law degree from the University of Münster, a doctorate degree from the University of Jena and a master’s degree (LL.M) in comparative law from the University of Miami School of Law. He is admitted to practice law in Germany, is a member of the American Bar Association and an elected fellow of the American Bar Foundation.

Jeffrey Malenky. Mr. Malenky has been Senior Vice President—Global Human Resources since July 29, 2011 and joined Evonik in 1996. He has over 30 years of experience in human resources, including a position of vice president human resources at Evonik in the United States. Mr. Malenky holds a bachelor’s degree in liberal arts from St. Vincent College, juris doctor and master’s degree in business administration from the University of Pittsburgh. Mr. Malenky is admitted to the practice of law in the Commonwealth of Pennsylvania.

Michael Reers. Mr. Reers has been Vice President and Group Controller since September 1, 2012. He has over 17 years of experience in manufacturing and software industries, including positions of chief financial officer, corporate controller and head of finance/accounting. Mr. Reers holds a master’s degree in business administration from the University of Münster.

Current Executive Compensation Arrangements

Executive Compensation

Following the completion of the Acquisition, we implemented an executive compensation program for key management, including our current Managing Directors and other Executive Officers. Its objectives are: (1) to recruit and retain key leadership, (2) to link compensation to an executive’s individual performance and our financial performance and (3) to align the executives’ compensation opportunities with our short-term and long-term financial objectives.

In furtherance of these objectives, we established an executive compensation package that includes (1) fixed compensation in the form of base salary and benefits and (2) variable compensation based on the executive’s performance and our financial performance, in the form of annual cash bonus awards. These components are described in more detail below.

Base Salary. Base salaries are consistent with the scope of each Executive Officer’s responsibilities and reflect the fixed compensation necessary to recruit, motivate and retain key leadership.

Annual Cash Bonus. We have implemented an annual cash bonus plan for eligible management employees including our Executive Officers. Annual cash bonuses are based on performance objectives established by the Company on an annual basis. The objectives include both Group financial objectives and objectives appropriate to each individual. Performance results are evaluated after the completion of the plan year, Group financial results against objectives are approved by the Board, and bonuses are typically paid by April of the subsequent year. Bonus target levels are established as a percentage of base salary, and payouts against those target levels can range from 0% to 200%.

Pension, Retirement and Other Benefits. We provide our Executive Officers with a benefits package in line with those of other companies in our sector and appropriate for their respective jurisdictions. Pension, retirement, health and welfare benefits provided to our Executive Officers are identical to those which other employees are eligible to receive in the respective countries where the Executive Officers are employed, except that certain Executive Officers receive additional life insurance coverage. In addition, certain Executive Officers are provided with a Company car or allowance for the same.

Employment Agreements

We have entered into employment agreements with Messrs. Clem, Herlinger, Thiry, Snyder, Krüger, Min, Reers and Eggert, and Dr. Mollenkopf. Among other things, the agreements with Messrs. Clem, Herlinger and Snyder provide for severance benefits in the event of the Executive Officer’s termination by the Company without good cause. Severance benefits for Mr. Clem generally include base salary, target bonus, health benefits and the continued use of his Company-provided automobile, paid or extending, as applicable, for a number of weeks based on the length of his service with the Company (but in no case exceeding two years). Severance benefits for Messrs. Herlinger and Snyder include base salary and target bonus to be paid (1) in the case of Mr. Herlinger, as a lump sum equal to two years of such benefits or (2) in the case of Mr. Snyder, over a period of time equal to the shorter of one year or until the end of his term in 2016. None of our other Executive Officers has an individual contract providing for benefits upon termination.

In addition, all of our Executive Officers are subject to noncompetition and nonsolicitation restrictions by virtue of their participation in the Management Participation Program described below in “Related Party Transactions—Management Participation Program,” and some Executive Officers have comparable restrictive covenants in their employment or ancillary agreements as well.

2013 Compensation

For 2013, our current Managing Directors and other Executive Officers, each of whom is named in the table above under “Our Current Management Arrangements,” received total aggregate compensation of approximately €7,275,072, which included base salary, annual cash bonus, the other benefits described above, and amounts set aside or accrued to provide pension, retirement or similar benefits of approximately €438,871. In determining the foregoing aggregate amounts, compensation amounts paid to certain of our Executive Officers in currencies other than the Euro were converted using the average conversion rate from the applicable currency to the Euro over 2013.

2014 Compensation

As described above in “—German Law” at or prior to the completion of this offering, we will become a German stock corporation with our registered seat in Germany and will become subject to the German Stock Corporation Act (Aktiengesetz). In accordance with that act, our corporate bodies will be the Management Board, comprised of              members to be determined and the Supervisory Board, comprised of              members to be determined.

Under German law, the compensation of the first Supervisory Board of a German stock corporation can only be determined by the Shareholders’ Meeting that resolves on the discharge of the first members of the Supervisory Board. Because the Supervisory Board appointed at the time of our incorporation will be our first Supervisory Board, the final consideration payable to Supervisory Board members will be decided at the first annual meeting of our shareholders, which we anticipate will take place in 2015. The Supervisory Board will determine compensation for the members of the Management Board following their appointment.

Management Equity Plans

In January 2012, we adopted a management participation program for certain of our senior personnel, including our Managing Directors and other Executive Officers, to enable them to acquire an indirect ownership interest in the Selling Shareholder as an incentive to remain in our employment or service, as applicable. Participants hold interests in Kinove Luxembourg Coinvestment S.C.A., a corporate partnership organized under Luxembourg law (“Luxco Coinvest”) and a shareholder of the Selling Shareholder. See “Related Party Transactions—Management Participation Program” below for more information on this program and “Principal Shareholders and Selling Shareholder—Ownership After the Offering” for individual share ownership levels of the Managing Directors and other Executive Officers.

PRINCIPAL SHAREHOLDERS AND SELLING SHAREHOLDER

Our Principal Shareholders

The Selling Shareholder is Kinove Luxembourg Holdings 2 S.à r.l., a limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg and registered under registration number B160 558 with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés). The Selling Shareholder’s principal executive office is located at 15 rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg. The Selling Shareholder is primarily owned, indirectly, by the Rhône Investors and the Triton Investors, who are our Principal Shareholders. The remaining ownership interests in the Selling Shareholder are held indirectly by the ADIA Investor and by members of our management, through an investment vehicle described below under “Related Party Transactions–Management Participation Program” (the “Management Investors”).

Ownership After the Offering

Based on the share capital registered in the commercial register, all of our outstanding ordinary shares (or Share Capital prior to our conversion to a German stock corporation) are currently owned by the Selling Shareholder. The following tables show the current ownership of our Company’s ordinary shares (or Share Capital) by the Selling Shareholder, as the direct owner, and by the Principal Shareholders, the ADIA Investor and the Management Investors (collectively and, for our Executive Officers, individually), through their respective indirect ownership interests in the Selling Shareholder, and their ownership interests after the offering is completed, as adjusted to reflect the sale of ADS by us and by the Selling Shareholder. The following tables are presented as of April 18, 2014 and assume conversion of the Company to a German stock corporation and no exercise of the underwriters’ option to purchase additional ADS.

Direct Owners	Holding of Ordinary Shares (and equivalent in ADS) Owned Prior to the Offering		Existing Ordinary Shares (and equivalent in ADS) Sold in the Offering	New ADS Sold in the Offering	ADS Owned After the Offering
	Number	Percent	Number	Number	Number	Percent
Selling Shareholder	1	100.0%					%
Public shareholders	—	—
Total	1	100.0%				100.0%

Indirect Owners	Indirect Holding of Ordinary Shares (and equivalent in ADS) of Beneficial Owners Owned Prior to the Offering			Existing Ordinary Shares (and equivalent in ADS) of Beneficial Owners Sold in the Offering	New ADS Sold in the Offering	ADS Owned After the Offering
	Number	Percent		Number	Number	Number	Percent
Rhône Investors		41.05	%(1)					%
Triton Investors		41.05	%(2)
ADIA Investor		10.04	%(3)
Management Investors (collectively)		7.87	%(4)

Managing Directors and Executive Officers:
Jack Clem
Christian Eggert
Charles Herlinger
Jörg Krüger
Mark Leigh
Jeffrey Malenky
Lixing Min
Claudine Mollenkopf
Michael Reers
Barry Snyder
Erik Thiry
Managing Directors and Executive Officers as a group (11 persons)
Total		100.0%						%

Totals may not sum due to rounding.
*	Represents beneficial ownership of less than one percent (1%) of our outstanding equity interests.
(1)	The Rhône Investors are three limited partnerships organized under the laws of the Cayman Islands and one partnership organized under the laws of the Netherlands. The economic owners of each of the partnerships are the partners of each such partnership that provided equity funding. Each of the partnerships is managed through its general partner, which is an affiliate of Rhône Capital L.L.C., a Delaware limited liability company. The address for the Rhône Investors organized under the laws of the Cayman Islands is P.O. Box 309, Ugland House, South Church Street, Grand Cayman, KY1-1104, Cayman Islands. The address for the partnership organized under the laws of the Netherlands is 630 5th Avenue, Suite 2710, New York, NY 10111.
(2)	The Triton Investors are eight partnerships organized under the laws of Jersey and one limited liability company organized under the laws of Jersey, all of which are indirectly managed by Triton Advisers Limited, a limited liability company organized under the laws of Jersey. The address for the Triton Investors is Charter Place, 1st floor, 23-27 Seaton Place, St. Helier, JE 3QL, Jersey.
(3)	The ADIA Investor is organized under the laws of the Grand Duchy of Luxembourg and is directly wholly-owned by the Abu Dhabi Investment Authority, a public institution wholly-owned by the Government of the Emirate of Abu Dhabi. The address for the ADIA Investor is Luxinva S.A., 2 rue Joseph Hackin, L-1746 Luxembourg.
(4)	The Management Investors hold no ordinary shares (or ADS) in the Company but do, as a result of participation in the MPP, hold a 7.87% indirect interest in the Selling Shareholder through ownership of shares in Luxco Coinvest. While none of the ordinary shares of the Company may be attributed to any individual MPP participant, we have included in the table the number of ordinary shares (and equivalent ADS) that arithmetically correspond to each Executive Officer’s proportionate indirect interest in the Selling Shareholder. MPP participants have ordinary voting rights in Luxco Coinvest (one vote per share) through a participant representative, but have no direct voting rights in the Selling Shareholder. The address for the Management Investors is the address for Luxco Coinvest, which is 26-28 rue Edward Steichen, L-2540 Luxembourg.

RELATED PARTY TRANSACTIONS

Consulting and Support Agreement

On July 28, 2011, in connection with the Acquisition and related carve-out activities we entered into a management consulting and support agreement (the “Consulting and Support Agreement”) with a consulting and support provider nominated by the Triton Investors, as well as with one affiliated with the Rhône Investors (together, the “Consultants”) pursuant to which the Consultants provide us with certain management consulting and ongoing support services (relating to financing, operation improvement initiatives, acquisition initiatives, tax, legal and structuring) (the “Management Services”) until the date on which the Rhône Inventors or the Triton Investors, respectively, no longer hold, directly or indirectly, any equity securities in us or our successors. In consideration for rendering the Management Services, the Consultants are entitled to receive an annual fee of €3.0 million in equal semi-annual installments of €1.5 million and will be reimbursed for all reasonable and necessary expenses and other disbursements. The Consultants, or any other entity nominated by the Rhône Investors or the Triton Investors, may also receive additional compensation on a transaction-by-transaction basis for consulting services rendered to us. The Consulting and Support Agreement also contains customary indemnification provisions in favor of the Consultants, their affiliates and certain of their related parties.

Shareholder Loan

On July 29, 2011, we received a loan from Kinove Luxembourg Holdings 3 S.à r.l. (“Kinove 3”), an affiliate of our Selling Shareholder, in an amount equal to €277,450,000.00. On February 1, 2013, €43,000,000 of the Shareholder Loan was repaid and the remainder of the Shareholder Loan and all accrued interest on the Shareholder Loan was redenominated into a U.S. Dollar loan in a principal amount of $377,316,664.67. The Shareholder Loan was funded with the proceeds from the sale on January 29, 2013 of $425,000,000 aggregate principal amount of 9.250% / 10.000% PIK Toggle Notes due 2019 (the “PIK Notes”) issued and guaranteed by affiliates of Kinove 1. Neither Kinove 1 nor the issuer or guarantor of the PIK Notes is controlled or owned by the Company and they are not part of our consolidated group.

As of December 31, 2013, the outstanding amount of the Shareholder Loan was $394.5 million, consisting of $377.3 million principal and $17.2 million in accrued interest. The Shareholder Loan bears interest at 10.74% per annum if paid in cash on an interest payment date or 11.59% per annum if capitalized on an interest payment date. We intend to repay the Shareholder Loan in full at or before the closing of this offering, as part of the Refinancing.

Management Participation Program

In January 2012, our Management Participation Program, (the “MPP”), was created to align interests among our key managers, our Principal Shareholders and other investors and the Company by allowing managers to participate in our economic success. To accomplish this, the MPP allows certain managers to purchase ordinary shares in Luxco Coinvest, a shareholder of the Selling Shareholder. Prior to this offering, Kinove 1 owned 88.89% of the ordinary shares of the Selling Shareholder, with the remaining 11.11% of the ordinary shares owned by Luxco Coinvest. The terms and conditions of participation in the MPP are governed by the Shareholders’ Agreement, dated January 13, 2012, entered into by Kinove 1, Luxco Coinvest and representatives of the Rhône Investors and Triton Investors (the “Shareholders’ Agreement”) and the Investment and Shareholders’ Agreement, dated January 13, 2012, entered into by Kinove 1, the Selling Shareholder, and Luxco Coinvest (the “Investment Agreement”).

A number of the members of our management team, including all of our current Managing Directors and other Executive Officers, totaling 43 current or former employees, participate in the MPP. The participants hold 71% of the ordinary shares in Luxco Coinvest, as of the date of this prospectus. The remaining 29% of the ordinary shares in Luxco Coinvest are held by Kinove 1, which acts as the general partner in Luxco Coinvest (the “General

Partner”). Kinove 1 and the participants in the MPP are the only shareholders of Luxco Coinvest. The Shareholders’ Agreement requires that the General Partner own at least 10% of the ordinary shares of Luxco Coinvest, and such shares may not be transferred to the MPP participants. In the event of a capital increase of the ordinary shares of the Selling Shareholder, Luxco Coinvest will have a pro rata subscription right for ordinary shares of the Selling Shareholder and each participant will have the right to request indirect pro rata participation, by purchasing additional shares in Luxco Coinvest, in such capital increase from the General Partner, if the General Partner determines to acquire newly issued shares in the Selling Shareholder.

The General Partner controls the management of Luxco Coinvest and has the sole power to manage and legally represent Luxco Coinvest, with some limited exceptions by which the other shareholders may object to actions of the General Partner. Participants in the MPP generally have ordinary voting rights in Luxco Coinvest (one vote per share) through a participant representative but have no direct voting rights in the Selling Shareholder or the Company. The General Partner has the power to determine which managers are eligible to participate in the MPP, as well as the level of such participation. The managers invited to participate in the MPP must enter into an agreement to purchase shares in Luxco Coinvest from the General Partner, at a subscription price equal to the fair market value of the ordinary shares as determined by the General Partner. In the event that there are insufficient ordinary shares available for sale to participants, the General Partner may contribute additional shares to Luxco Coinvest by either contributing new, or selling existing, ordinary shares of the Selling Shareholder to Luxco Coinvest.

Shares purchased by participants in the MPP (“MPP Shares”) effectively vest over a period of five years and are subject to a call option held by the General Partner to repurchase the shares held by a participant upon his or her termination of employment or service. The call option must be exercised within six months following a participant’s termination, and the exercise price at which the General Partner may repurchase the shares depends on the nature of the participant’s termination. If the termination constitutes a “bad leaver” event or in the event of a participant’s insolvency, the exercise price will equal the lesser of (1) the initial purchase price paid by the participant for his or her MPP Shares, plus any additional payments made to Luxco Coinvest, if any, decreased by received dividends, if any (the “Investment Amount”), and (2) the fair market value of his or her MPP Shares at the termination date. If the termination constitutes a “good leaver” event the exercise price will equal (1) the Investment Amount, with respect to the participant’s unvested MPP Shares, plus (2) the fair market value at the termination date, with respect to the participant’s vested MPP Shares. “Bad leaver” events generally include terminations by the Company for good cause, or without good cause after which the participant provides services for a competitor of the Orion business, and resignations by the participant without good cause, as well as material breaches of the Shareholders’ Agreement, Investment Agreement or any other applicable employment or service agreement, violations of certain confidentiality and non-disparagement obligations and certain criminal convictions or sentencing to jail. “Good leaver” events generally include death, disability or retirement, unless the participant provides services for a competitor of the Orion business afterward, terminations by the Company without good cause and resignation by the participant for good cause. The General Partner may also, at any time, exercise a call option with respect to the vested portion of a participant’s MPP Shares at fair market value.

Participants are subject to restrictive covenants contained in the Shareholders’ Agreement, including non-compete and non-solicit obligations that continue for six months after the participant’s termination. Breach of these obligations will result in a participant being treated as a bad leaver under the Shareholders’ Agreement regardless of the reason or circumstance of their termination.

The Investment Agreement also provides for certain tag-along and drag-along rights for Luxco Coinvest and Kinove 1. In the event that more than 50% of the ordinary shares of the Selling Shareholder or any of its operating subsidiaries are sold to a third party, and in the case that the purchaser is unwilling to purchase all of the shares that Kinove 1 and Luxco Coinvest are willing to sell, the sale of the shares to the purchaser shall be pro-rated between Kinove 1 and Luxco Coinvest. In addition, in the event that Kinove 1 intends to sell all or a portion of its ordinary shares in the Selling Shareholder, Luxco Coinvest will be compelled to sell the same pro rata portion of its ordinary shares in the Selling Shareholder.

DESCRIPTION OF MATERIAL INDEBTEDNESS

We intend to refinance the following debt obligations prior to, or simultaneously with, the completion of this offering. See “Refinancing.”

Shareholder Loan

See “Related Party Transactions—Shareholder Loan.”

Senior Secured Notes

On June 22, 2011, our indirect subsidiary Orion Engineered Carbons Bondco GmbH (“German Bondco”) issued €355,000,000 aggregate principal amount of 10.00% Senior Secured Notes due 2018 (the “2018 Euro Notes”) and $350,000,000 aggregate principal amount of 9.625% Senior Secured Notes due 2018 (the “2018 Dollar Notes” and, together with the 2018 Euro Notes, the “Senior Secured Notes”). The Senior Secured Notes are senior obligations of German Bondco and rank pari passu in right of payment with any existing and future indebtedness of German Bondco that is not subordinated in right of payment to the Senior Secured Notes. The holders of the Senior Secured Notes and the lenders under the Revolving Credit Facility (as defined below) benefit from a common guarantee and security package.

Interest on the Senior Secured Notes is payable semi-annually on each June 15 and December 15. The Senior Secured Notes will mature on June 15, 2018.

At any time prior to June 15, 2014, German Bondco may (i) redeem all or part of the Senior Secured Notes, at a redemption price equal to 100% of the principal amount of such Senior Secured Notes, plus accrued and unpaid interest and additional amounts, if any, plus a “make-whole” premium applicable to the relevant series of Senior Secured Notes, (ii) on one or more occasions redeem up to 35% of the aggregate principal amount of each series of Senior Secured Notes using the net proceeds from certain equity offerings at a redemption price equal to 110.000% of the principal amount of the 2018 Euro Notes redeemed, and at a redemption price equal to 109.625% of the principal amount of the 2018 Dollar Notes redeemed, in each case, plus accrued and unpaid interest and additional amounts, if any, to the date of redemption, provided that at least 65% of the original aggregate principal amount of the relevant series of Senior Secured Notes remains outstanding after the redemption and the redemption occurs within 120 days of the date of the closing of such equity offering, and (iii) during each twelve-month period commencing with the issue date redeem up to 10% of the original aggregate principal amount of each series of Senior Secured Notes at its option, from time to time, at a redemption price equal to 103% of the principal amount of the relevant series of Senior Secured Notes redeemed, plus accrued and unpaid interest and additional amounts, if any, to the date of redemption.

At any time on or after June 15, 2014, German Bondco may on any one or more occasions redeem all or a part of each series of Senior Secured Notes at the redemption prices set forth below, plus accrued and unpaid interest to the date of redemption:

Year	2018 Euro Notes Redemption Price	2018 Dollar Notes Redemption Price
2014	107.500%	107.219%
2015	105.000%	104.813%
2016	102.500%	102.406%
2017 and thereafter	100.000%	100.000%

In June 2012, German Bondco redeemed 10% of the outstanding 2018 Euro Notes and 10% of the outstanding 2018 Dollar Notes. On April 4, 2014 we notified the holders of our Senior Secured Notes that we would exercise our optional redemption right with respect to 10% of the original aggregate principal amount of the Senior Secured Notes and, accordingly, would redeem €35.5 million aggregate outstanding principal amount of the Euro Notes and $35.0 million aggregate outstanding principal amount of the Dollar Notes on May 5, 2014. In accordance with the indenture governing the Senior Secured Notes, the optional redemption will be exercised at a price equal to 103.0% of the principal amount of Senior Secured Notes to be redeemed plus interest thereof accruing to, but excluding, May 5, 2014.

Super Senior Revolving Credit Facility

On June 10, 2011, certain of our subsidiaries as borrowers and guarantors entered into a super senior revolving credit facility agreement with, among others, Barclays Capital, Goldman Sachs International and UBS Limited as arrangers, UBS Limited as agent and security agent, and a syndicate of banks as lenders, which was amended and restated as of July 25, 2011 and December 21, 2012. The Revolving Credit Facility provides for a multicurrency revolving credit facility of up to $250.0 million. The borrowings under the Revolving Credit Facility may be used for the general corporate and working capital purposes of the Group, subject to certain limitations set therein.

Loans under the Revolving Credit Facility bear interest at rates per annum equal to LIBOR (or, in relation to any loan in Euro, EURIBOR) plus a margin of 4% per annum and certain mandatory costs. The margin can be reduced to 3.5% per annum or 3.0% per annum, as applicable, subject to compliance with the leverage ratio and certain other requirements set forth in the Revolving Credit Facility. The Revolving Credit Facility will terminate on July 29, 2017.

No funds have been drawn in cash under the Revolving Credit Facility up to and including the date of this prospectus.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The following description is a summary of certain information relating to our share capital as well as certain provisions of our articles of association to be in effect upon our conversion to a stock corporation (Aktiengesellschaft or AG) and the German Stock Corporation Act (Aktiengesetz). The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of our articles of association, the form of which will be filed as an exhibit to the registration statement of which this prospectus is a part, and applicable German law. You may obtain copies of our articles of association as described under “Where You Can Find More Information” in this prospectus.

Share Capital

As of the date of this prospectus, our issued share capital as registered in the commercial register amounts to €             and is divided into              ordinary registered shares (Namensaktien) with no par-value and a notional value (the proportional amount of the share capital attributable to each share) of €1.00 each. All shares are no par-value shares (Stückaktien ohne Nennbetrag).

As of the date of this prospectus, we have an authorized share capital, excluding the issued share capital, of €             consisting of              ordinary shares with no par-value and a notional value of €1.00 each in the share capital.

Form, Certification and Transfer of Ordinary Shares

Our shares are in registered form. The form and contents of our share certificates, any dividend certificates, renewal certificates and interest coupons are determined by our Management Board with the approval of our Supervisory Board. A shareholder’s right for certification of its shares is excluded, to the extent permitted by law and to the extent that certification is not required by the stock exchange on which the shares are admitted to trading. We are permitted to issue share certificates that represent one or more shares.

All of our outstanding shares are no par-value ordinary registered shares. Under German law, if a resolution regarding a capital increase does not specify whether such increase will be in bearer or registered form, the new shares resulting from such capital increase will be no par-value ordinary registered shares by default. Any resolution regarding a capital increase may determine the profit participation of the new shares resulting from such capital increase.

Our ordinary shares are freely transferable under German law, with the transfer of ownership governed by the rules of the relevant clearing system.

Preemptive Rights

Under the German Stock Corporation Act, an existing shareholder in a stock corporation has a preemptive right to subscribe for new shares to be issued by the corporation in proportion to the number of shares it holds in the stock corporation’s existing share capital. These preemptive rights do not apply to shares issued out of conditional capital. The German Stock Corporation Act allows the exclusion of preemptive rights upon a shareholders resolution passed with a majority of at least three quarters of the votes cast at the relevant Shareholders’ Meeting or based on an authorization from the Shareholders’ Meeting by the Management Board with the approval of the Supervisory Board. In addition, the exclusion of preemptive rights requires a justification unless shares are issued at a price not significantly lower than their market price and certain other conditions are met. The justification must be based on the principle that the interest of the company in excluding preemptive rights outweighs the shareholders’ interest in their preemptive rights.

Repurchase of Our Own Shares

We cannot subscribe for our own ordinary shares. We may also not acquire our own shares unless authorized by the Shareholders’ Meeting or in other very limited circumstances as set out in the German Stock

Corporation Act. The Shareholders’ Meeting may not grant a share repurchase authorization for a term of more than five years. The rules in the German Stock Corporation Act generally limit repurchases to 10% of the share capital of a German stock corporation and resales must generally be made either on a stock exchange, in a manner that treats all shareholders equally, or in accordance with the rules that apply to preemptive rights relating to a capital increase.

Capital Increase and Reduction

Under German law, an increase of our share capital generally requires a resolution passed at our Shareholders’ Meeting with a majority of three quarters of the share capital represented at the relevant Shareholders’ Meeting. In its articles of association, a German stock corporation may provide that a majority of half of the share capital represented at the relevant Shareholders’ Meeting is sufficient in case of capital increases with subscription rights against contributions, capital increases from company reserves and issuances of convertible bonds, profit participation bonds and other instruments for which the shareholders have a subscription right.

Authorized Capital

Under German law, a stock corporation’s Shareholders’ Meeting can authorize the management board, or, as the case may be, the Management Board and the Supervisory Board acting jointly, to issue shares, including in placements or offerings in which subscription rights of other shareholders are excluded, in a specified aggregate nominal amount of up to 50% of the issued share capital of such company at the time the resolution becomes effective. The shareholders’ authorization becomes effective upon registration in the commercial register (Handelsregister) and may extend for a period of no more than five years thereafter.

Any resolution pertaining to the creation of authorized capital requires a majority of three quarters of the share capital represented at the relevant shareholders’ meeting.

The aggregate nominal amount of the authorized capital created by the shareholders may not exceed one half of the share capital existing at the time of registration of the authorized capital with the commercial register.

Conditional Capital

Under German law, a stock corporation’s Shareholders’ Meeting can authorize conditional capital (bedingtes Kapital) of up to 50% of the issued share capital at the time of the resolution. Conditional capital is share capital that the shareholders have approved in advance for specific purposes subject to the issuance of the new capital in conformity with the terms of the shareholders’ resolution.

Any resolution pertaining to the creation of conditional capital requires a majority of three quarters of the share capital represented at the relevant Shareholders’ Meeting.

The aggregate nominal amount of the conditional capital created by the Shareholders’ Meeting may not exceed one half of the share capital existing at the time of the Shareholders’ Meeting adopting such resolution. The aggregate nominal amount of the conditional capital created for the purpose of granting subscription rights to employees and members of the management of our company or of an affiliated company may not exceed 10% of the share capital existing at the time of the Shareholders’ Meeting adopting such resolution.

Any resolution relating to a reduction of our share capital requires a majority of at least three quarters of the share capital represented at the relevant Shareholders’ Meeting.

Shareholders’ Meeting

Pursuant to our articles of association, Shareholders’ Meetings may be held at the registered offices of the company or in a German city with more than 100,000 inhabitants. In general, general Shareholders’ Meetings are convened by our Management Board. The Supervisory Board is additionally required to convene a

Shareholders’ Meeting if this is in the best interest of our Company. Both our Management Board and our Supervisory Board may convene extraordinary Shareholders’ Meetings. In addition, shareholders who, individually or as a group, own at least five percent of our share capital may request our Management Board to convene a Shareholders’ Meeting. If our Management Board does not convene a Shareholders’ Meeting upon such request, the shareholders may petition the competent German court to be authorized to convene a Shareholders’ Meeting.

Pursuant to our articles of association, the notice of convening the Shareholders’ Meeting must be made public at least 36 days prior to the meeting. Shareholders who, individually or as a group, own at least 5% or shares equivalent to €500,000 of our share capital may require that modified or additional items be added to the agenda of the Shareholders’ Meeting and that these items be published before the Shareholders’ Meeting takes place.

Under German law, our annual Shareholders’ Meeting must take place within the first eight months of each fiscal year. Among other things, the annual Shareholders’ Meeting is required to decide on the following issues:

•	election of Supervisory Board members;

•	appropriation and use of annual net income;

•	discharge or ratification of the actions taken by the members of our Management Board and our Supervisory Board;

•	the election of our statutory auditors;

•	amendments of our articles of association;

•	increases or decreases in our share capital; and

•	dissolution of the Company.

Unless otherwise prescribed, the resolutions of our Shareholders’ Meeting are passed with a simple majority of the votes cast. Where required, either a majority of the share capital present or represented at the meeting for adoption of a resolution or a simple majority of the share capital present or represented at the meeting is sufficient. Neither the German laws nor our articles of association provide for a minimum participation as a quorum for Shareholders’ Meetings.

Under German law certain specified resolutions of fundamental importance require a majority of at least three quarters of the share capital present or represented at the meeting at the time of adoption of the resolution. Resolutions of fundamental importance include, in particular, capital increases with exclusion of existing shareholders’ preemptive rights, capital decreases, the creation of authorized or conditional share capital, the dissolution of our company, a merger into or with another company, split-offs and split-ups, the transfer of all or substantially all of our assets, the conclusion of inter-company agreements (Unternehmensverträge), in particular control agreements (Beherrschungsverträge), profit and loss transfer agreements (Ergebnisabführungsverträge), and a change of the legal form of our company.

Voting Rights

Each share carries one vote at a Shareholders’ Meeting.

Amendment to the Articles of Association

Any amendment to our articles of association requires a resolution of the Shareholders’ Meeting and a majority of the votes cast.

Merger and Division

Any merger into or with another company, split-offs and split-ups, or the transfer of all or substantially all of our assets require a resolution of the Shareholders’ Meeting and a majority of at least three quarters of the share capital present or represented at the meeting at the time of adoption of the resolution.

Liquidation

Apart from liquidation as a result of insolvency proceedings, the dissolution of the Company requires a resolution of the Shareholders’ Meeting and a majority of at least three quarters of the share capital present or represented at the meeting at the time of adoption of the resolution. If we are liquidated, any liquidation proceeds remaining after all of our liabilities have been paid off would be distributed among our shareholders in proportion to their holdings in accordance with German statutory law.

Squeeze-out of Minority Shareholders

Under German law, the Shareholders’ Meeting of a stock corporation may resolve, upon request of a shareholder that holds at least 95% of the share capital, that the shares held by any remaining minority shareholders be transferred to this shareholder against payment of “adequate cash compensation.” This amount must take into account the full value of the company at the time of the resolution, which is generally determined using the future earnings value method (Ertragswertmethode).

Dividend Rights

Under German law, distributions of dividends on shares for a given fiscal year are generally determined by a process in which the Management Board and Supervisory Board submit a proposal to our annual general Shareholders’ Meeting held in the subsequent fiscal year and such annual general Shareholders’ Meeting adopts a resolution. German law provides that a resolution concerning dividends and distribution thereof may be adopted only if the company’s unconsolidated financial statements under the applicable law show net retained profits. In determining the profit available for distribution, the result for the relevant year must be adjusted for profits and losses brought forward from the previous year and for withdrawals from or transfers to reserves. Certain reserves are required by law and must be deducted when calculating the profit available for distribution.

Shareholders participate in profit distributions in proportion to the number of shares they hold. Dividends on shares resolved by the general Shareholders’ Meeting are paid annually, shortly after the general Shareholders’ Meeting, in compliance with the rules of the respective clearing system. Dividend payment claims are subject to a three-year statute of limitation in the company’s favor.

Object and Purpose of the Company

Our business purpose is the acquisition, holding and administration of participations in other businesses.

Registration of the Company with Commercial Register

We are currently a German limited liability company (Gesellschaft mit beschränkter Haftung), with a registered office in Frankfurt am Main, Germany. On April 18, 2014, our Company was registered in the commercial register maintained by the local court (Amtsgericht) of Frankfurt am Main, Germany under the number HRB 90495 B. Prior to the completion of this offering we expect to become a German stock corporation (Aktiengesellschaft).

Listing

We intend to apply to list our ADS on the NYSE under the symbol “        .”

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have              ADS outstanding, representing approximately         % of our outstanding ordinary shares. All of the ADS sold in this offering will be freely transferable by persons other than by our “affiliates” (as defined under Rule 144) without restriction or further registration under the Securities Act of 1933 (the “Securities Act”). Sales of substantial amounts of our ADS in the public market could adversely affect prevailing market prices of our ADS. Prior to this offering, there has been no public market for our ordinary shares or the ADS, and although we have applied to list the ADS on the NYSE, we cannot assure you that a regular trading market will develop in the ADS. See “Risk Factors—Risks Related to This Offering and Ownership of Our Ordinary Shares and ADS—There has been no previous public market for our ADS and an active and liquid market for our ADS may not develop.” We do not expect that a trading market will develop for our ordinary shares not represented by the ADS. Furthermore, since no ordinary shares or ADS will be available for sale from the Principal Shareholders shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial numbers of ADS in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Lock-Up Agreements

We, the members of our Management Board and Supervisory Board, the Principal Shareholders, and substantially all other holders of ownership interests in the Selling Shareholder, will agree that, subject to certain exceptions, we and they will not, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co., dispose of any of our ordinary shares or ADS or other similar securities for a period of 180 days after the date of the underwriting agreement. Morgan Stanley & Co. LLC and Goldman, Sachs & Co. in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. For more information, see “Underwriting.”

Rule 144

Under Rule 144, a person (or persons whose shares are aggregated) (i) who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale and (ii) who has beneficially owned the securities proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate is entitled to sell his securities without restriction, subject to our compliance with the reporting obligations under the Exchange Act.

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is our affiliate and has beneficially owned ordinary shares for at least six months is entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of (i) 1.0% of the number of ordinary shares then outstanding, which is expected to compare to approximately              ADS immediately after the completion of this offering (or              ADS if the underwriters exercise their option to purchase additional ADS in full); and (ii) the average weekly trading volume of the ADS on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 in connection with the sale.

Any such sales by an affiliate are also subject to manner of sale provisions, notice requirements and our compliance with Exchange Act reporting obligations.

Regulation S

Regulation S under the Securities Act provides that ordinary shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our ordinary shares may be sold in some other manner outside the United States without requiring registration in the United States.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares from us in connection with a compensatory stock plan or other written agreement may be entitled to sell such ordinary shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these ordinary shares in reliance on Rule 144 without complying with the current information or six-month holding period requirements.

EXCHANGE CONTROLS

There are currently no legal restrictions in Germany on international capital movements and foreign-exchange transactions, except in limited embargo circumstances relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European Union. Restrictions currently exist with respect to, among others, Afghanistan, Belarus, Congo, Egypt, Eritrea, Guinea, Guinea-Bissau, Iran, Iraq, Ivory Coast, Lebanon, Liberia, Libya, North Korea, Somalia, Sudan, Syria, Tunisia, and Zimbabwe.

For statistical purposes there are, however, limited reporting requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) (i) any payment received from, or made to, a non-resident corporation or individual that exceeds €12,500 (or the equivalent in a foreign currency) and (ii) any claim against, or liability payable to, a non-resident or corporation in excess of €5 million (or the equivalent in a foreign currency) at the end of any calendar month. Payments include cash payments made by means of direct debit, checks and bills, remittances denominated in euro and other currencies made through financial institutions, as well as netting and clearing arrangements.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

            has agreed to act as the depositary for the ADS.              depositary offices are located at             . ADS represent ownership interests in securities that are on deposit with the depositary. ADS may be represented by ADR. The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is             .

We appoint              as depositary pursuant to a deposit agreement. We intend to file a copy of the deposit agreement with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-     when retrieving such copy.

We are providing you with a summary description of the material terms of the ADS and of your material rights as an owner of ADS. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADS will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADS but that may not be contained in the deposit agreement.

Each ADS represents the right to receive          ordinary shares on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADS because of legal restrictions or practical considerations.

If you become an owner of ADS, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADS. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADS and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADR are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of Germany, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us nor any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADS, you may hold your ADS either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADS directly on the books of the depositary (commonly referred to as the “direct registration system”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADS by the depositary. Under the direct registration system, ownership of ADS is evidenced by periodic statements issued by the depositary to the holders of the ADS. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADS through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADS through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADS. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADS held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADS directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADS and will own ADS at the relevant time.

Dividends and Other Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADS held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, the cash distribution will be received by the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. Dollars and for the distribution of the U.S. Dollars to the holders, subject to German laws and regulations.

The conversion to U.S. Dollars will take place only if practicable and if the U.S. Dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADS representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADS will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADS or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADS will be made if it would violate a law (that is the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADS as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADS to holders.

The depositary will establish procedures to distribute rights to purchase additional ADS to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADS, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADS upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADS.

The depositary will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;
•	we fail to deliver satisfactory documents to the depositary; or
•	it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADS, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADS, depending on what a holder of ordinary shares would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you;

•	we do not deliver satisfactory documents to the depositary; or
•	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. Dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADS to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADS. If less than all ADS are being redeemed, the ADS to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADS may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADS would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADS to you, amend the deposit agreement, the ADR and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADS for new ADS and take any other actions that are appropriate to reflect as to the ADS the change affecting the ordinary shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADS upon Deposit of Ordinary Shares

The depositary may create ADS on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADS to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADS may be limited by U.S. and German legal considerations applicable at the time of deposit.

The issuance of ADS may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADS in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	the ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised;

•	you are duly authorized to deposit the ordinary shares;

•	the ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim and are not, and the ADS issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement); and

•	the ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split-Up of ADR

As an ADR holder, you will be entitled to transfer, combine or split-up your ADR and the ADS evidenced thereby. For transfers of ADR, you will have to surrender the ADR to be transferred to the depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement upon the transfer of ADR.

To have your ADR either combined or split-up, you must surrender the ADR in question to the depositary with your request to have them combined or split-up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split-up of ADR.

Withdrawal of Shares Upon Cancellation of ADS

As a holder, you will be entitled to present your ADS to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and German legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADS, you will be required to pay to the depositary the fees for cancellation of ADS and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADS will not have any rights under the deposit agreement.

If you hold ADS registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADS. The withdrawal of the ordinary shares represented by your ADS may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADS for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADS at any time except for:

•	temporary delays that may arise because (i) the transfer books for the ordinary shares or ADS are closed, or (ii) ordinary shares are immobilized on account of a Shareholders’ Meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADS or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADS except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADS. The voting rights of holders of ordinary shares are described in the Section entitled “Description of Share Capital — Shareholders’ Meeting.”

As soon as practicable, after receipt of notice by the depositary at least thirty (30) days prior to a Shareholders’ Meeting or the voting deadline for a consent or solicitation of proxies, the depositary will distribute to you any notice of Shareholders’ Meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADS.

If we appoint a proxy bank in accordance with German law for the shares represented by ADS, hereinafter the Deposited Securities, holders of ADS who do not timely give voting instructions to the depositary will be deemed to have instructed the depositary to give a proxy to the proxy bank to vote the deposited securities represented by such holders’ ADS, in accordance with the recommendations of the proxy bank pursuant to German law provided that (i) the depositary and we have provided timely notice to holders as of the applicable record date that we have appointed a proxy bank for the deposited securities, and (ii) the taking of such actions does not violate any U.S. or German laws.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary:

Service	Fees
Issuance of ADS	Up to per ADS issued
Cancellation of ADS	Up to per ADS canceled
Distribution of cash dividends or other cash distributions	Up to per ADS held
Distribution of ADS pursuant to stock dividends, free stock distributions or exercise of rights.	Up to per ADS held
Distribution of securities other than ADS or rights to purchase additional ADS	Up to per ADS held
Depositary Services	Up to per ADS held on the applicable record date(s) established by the depositary

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in Germany (that is, upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. Dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (that is, when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADS are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADS from the depositary bank and by the brokers (on behalf of their clients) delivering the ADS to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADS as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (for example, distributions of shares, distributions of rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADS registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADS held in brokerage and custodian accounts (through DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADS held in DTC) from the brokers and custodians holding ADS in their DTC accounts. The brokers and custodians who hold their clients’ ADS in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADS to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADS after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADS (except as permitted by law). At the time an amendment becomes effective, you will be deemed, by continuing to hold your ADS, to have agreed to the amendment and to be bound by the ADR and the deposit agreement as amended.

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADS) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADS in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADS still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADS and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADS. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADS, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our articles of association or in any provisions of or governing the securities on deposit.

•	We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADS or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

The depositary may, in certain circumstances, issue ADS before receiving a deposit of ordinary shares or release ordinary shares before receiving ADS for cancellation. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (these being, the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADS and the securities represented by the ADS. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADS, to deliver, transfer, split and combine ADR or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. Dollars if such conversion is practical, and it will distribute the U.S. Dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. Dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

CERTAIN TAXATION CONSIDERATIONS

This section describes the material German tax and material United States federal income tax consequences to a U.S. holder (as defined below) of owning ADS. It applies to you only if you acquire your ADS in this offering and you hold your ADS as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds ADS as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells ADS as part of a wash sale for tax purposes, or

•	a person whose functional currency is not the U.S. Dollar.

This section is based on the laws of Germany, and the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention Between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital and to Certain Other Taxes, as amended by the protocol in effect as of the date hereof (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung) (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

If an entity treated as a partnership for United States federal income tax purposes holds the ADS, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ADS should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the ADS.

You are a U.S. holder if you are a beneficial owner of ADS and you are, for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust, or a trust that has elected to be treated as a domestic trust for United States federal income tax purposes.

This discussion assumes that U.S. holders are eligible for benefits under the Treaty. A U.S. holder is eligible for benefits of the Treaty if such U.S. holder:

•	is a resident of the United States for purposes of the Treaty,

•	is not also a resident of Germany for German tax purposes, and

•	is entitled to the benefits of the Treaty pursuant to the limitation on benefits (that is, anti-treaty shopping) article of the Treaty that applies in limited circumstances.

This discussion does not address the treatment of ADS that are (i) held in connection with a permanent establishment or fixed base through which a U.S. holder carries on business or performs personal services in Germany or (ii) part of business assets for which a permanent representative in Germany has been appointed.

You should consult your own tax advisor regarding the United States federal, state and local and the German and other tax consequences of owning and disposing of ADS in your particular circumstances. In particular, you should confirm your eligibility for Treaty benefits with your advisor and should discuss any possible consequences of failing to qualify for such benefits.

This discussion addresses only United States federal income taxation and German income taxation, gift and inheritance taxation and capital taxation.

In general, and taking into account the earlier assumptions, for United States federal income tax and German tax purposes, if you hold ADR evidencing ADS, you will be treated as the beneficial owner of the ordinary shares represented by those ADR. Exchanges of shares for ADR, and ADR for ordinary shares, generally will not be subject to United States federal income tax.

German Taxation of ADS

General

Based on the interpretation circular (Besteuerung von American Depository Receipts (ADR) auf inländische Aktien) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen) dated May 24, 2013 (reference number IV C 1-S2204/12/10003) (“ADR Tax Circular”), for German tax purposes, the ADS should represent a beneficial ownership interest in the underlying ordinary shares and qualify as ADR for the purposes of the ADR Tax Circular.

If the ADS qualify as ADR under the ADR Tax Circular, dividends would accordingly be attributable to U.S. holders of the ADS for tax purposes, and not to the legal owner of the ordinary shares (that is, the financial institution on behalf of whom the ordinary shares are stored at a domestic depository for the ADS holders), and U.S. holders would be treated as holding an interest in the company’s ordinary shares for German tax purposes. However, investors should note that interpretation circulars published by the German tax administration (including the ADR Tax Circular) are not binding on German courts, including German tax courts, and it is unclear whether a German tax court would follow the ADR Tax Circular in determining the German tax treatment of ADR or ADS. For the purpose of this German tax section it is assumed that the ADS qualify as ADR within the meaning of the ADR Tax Circular.

German Taxation of Dividends

The full amount of a dividend distributed by the Company, excluding an amount that is treated as repayment of capital under German tax laws, is subject to German withholding tax (Kapitalertragsteuer) at a rate of 25% plus a solidarity surcharge of 5.5% on the withholding tax, resulting in an aggregate rate of 26.375%. The basis for the withholding tax is the dividend approved for distribution by the Company’s Shareholder Meeting. The amount of the relevant taxable income is based on the gross amount in euro; any currency differences shall be irrelevant.

German withholding tax is withheld and remitted to the German tax authorities by the disbursing agent, that is, the bank, financial services institution, securities trading enterprise or securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds or administers the underlying ordinary shares in custody and disburses or credits the dividend income from the underlying ordinary shares or disburses or credits the dividend income from the underlying ordinary shares on delivery of the dividend coupons or disburses such dividend income to a foreign agent or the central securities depository (Wertpapiersammelbank in terms of the German Depositary Act (Depotgesetz)) holding the underlying ordinary shares in a collective deposit, if such central securities depository disburses the dividend income from the underlying ordinary shares to a foreign agent, regardless of whether or not a holder must report the dividend for tax purposes and regardless of whether or not a holder is a resident of Germany.

Pursuant to the Treaty, the German withholding tax may not exceed 15% of the dividends received by U.S. holders. The excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. holders upon application. For example, for a declared dividend of 100, a U.S. holder initially receives 73.625 (100 minus the 26.375% withholding tax). The U.S. holder is entitled to a partial refund from the German tax authorities in the amount of 11.375% of the gross dividend, which is equal to the excess of the amount withheld at the total German domestic dividend withholding rate (including the solidarity surcharge) over the amount computed under the applicable Treaty rate (hence, the excess of the 26.375% total German withholding over the 15% Treaty withholding tax rate). As a result, the U.S. holder ultimately receives a total of 85 (85% of the declared dividend) following the refund of the excess withholding. However, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADS and ADR.

Withholding Tax Refund for U.S. Holders

In general, non-German resident holders of ADS are subject to German taxation with respect to German source income (beschränkte Steuerpflicht). According to the ADR Tax Circular, income from the ordinary shares should be attributed to the holder of the ADS for German tax purposes. As a consequence, income from the ADS should be treated as German source income (beschränkte Steuerpflicht).

As described above, U.S. holders are entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax on dividends that exceeds the applicable Treaty rate.

Individual claims for refunds may be made on a separate form, which must be filed with the German Federal Central Tax Office (Bundeszentralamt für Steuern, An der Küppe 1, 53225 Bonn, Germany). The form is available at the same address, on the German Federal Tax Office’s website (www.bzst.de) or from the Embassy of the Federal Republic of Germany, 2300 M Street NW, Washington, DC 20037. The refund claim becomes time-barred after four years following the calendar year in which the dividend is received. As part of the individual refund claim, a U.S. holder must submit to the German tax authorities the original withholding certificate (or a certified copy thereof) issued by the disbursing agent and documenting the tax withheld and an official certification of United States tax residency on IRS Form 6166. IRS Form 6166 may be obtained by filing a properly completed IRS Form 8802 with the Internal Revenue Service. Requests for certification must include the U.S. holder’s name, taxpayer identification number, the type of U.S. tax return filed, the tax period for which the certification is requested and a user fee of $85. An online payment option is also available at www.irs.gov. The Internal Revenue Service will send the certification on IRS Form 6166 to the U.S. holder, who must then submit the certification with the claim for refund of withholding tax.

Under a simplified refund procedure based on electronic data exchange (Datenträgerverfahren) a disbursing agent that is registered as a participant in the electronic data exchange procedure with the German Federal Central Tax Office (Bundeszentralamt für Steuern) may file an electronic collective refund claim on behalf of all of the U.S. holders for whom it holds the company’s ADS in custody. However the simplified refund procedure only allows for a refund up to the regular tax rate provided in the Treaty. It is not possible to use the simplified refund procedure to claim a further refund, for example based on special privileges under the Treaty.

German Taxation of Capital Gains

The capital gains from the disposition of ADS realized by a holder that is not a German resident would be subject to German tax if such holder at any time during the five years preceding the disposition, directly or indirectly, held ADS that represent 1% or more in the Company’s ordinary shares. If such holder had acquired the ADS without consideration, the previous owner’s holding period and size of the holding would also be taken into account.

However, pursuant to the Treaty, U.S. holders are not subject to German tax even under the circumstances described in the preceding paragraph.

German statutory law requires the disbursing agent to levy withholding tax on capital gains from the sale of ordinary shares or other securities held in a custodial account in Germany. With regard to the German taxation of capital gains, disbursing agent means a bank, a financial services institution, a securities trading enterprise or a securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and, in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds the ADS in custody or administers the ADS for the investor or conducts sales or other dispositions and disburses or credits the income from the ADS to the holder of the ADS. German statutory law does not explicitly condition the obligation to withhold taxes on capital gains being subject to taxation in Germany under German statutory law or on an applicable income tax treaty permitting Germany to tax such capital gains.

However, an interpretation circular (Einzelfragen zur Abgeltungsteuer; Ergänzung des BMF-Schreibens vom 22. Dezember 2009 (BStBl 2010 I S. 94) unter Berücksichtigung der Änderungen durch das BMF-Schreiben vom 16. November 2010 (BStBl I S. 1305)) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen) dated October 9, 2012 (reference number IV C 1-S2252/10/10013) provides that taxes need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The interpretation circular further states that there is no obligation to withhold such tax even if the non-resident holder owns 1% or more of the shares of a German company. While interpretation circulars issued by the German Federal Ministry of Finance are only binding on the tax authorities but not on the tax courts, in practice, the disbursing agents nevertheless rely on guidance contained in such interpretation circulars. Therefore, a disbursing agent would only withhold tax at 26.375% on capital gains derived by a U.S. holder from the sale of ADS held in a custodial account in Germany in the unlikely event that the disbursing agent did not follow this guidance. In this case, the U.S. holder would be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty (as described in the section “ —Withholding Tax Refund for U.S. Holders”).

German Inheritance and Gift Tax

It is unclear whether the German inheritance or gift tax applies to the transfer of the ADS as the ADR Tax Circular does not refer explicitly to the German Inheritance and Gift Tax Act. However, if German inheritance or gift tax is applicable to ADS, then under German domestic law, the transfer of the ordinary shares in the company and, as a consequence, the transfer of the ADS would be subject to German gift or inheritance tax if:

(a)        the decedent or donor or heir, beneficiary or other transferee (i) maintained his or her residence or a habitual abode in Germany or had its place of management or registered office in Germany at the time of the transfer, or (ii) is a German citizen who has spent no more than five consecutive years outside Germany without maintaining a residence in Germany or (iii) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person’s household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany), or

(b)        at the time of the transfer the ADS are held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed, or

(c)        the ADS subject to such transfer form part of a portfolio that represents at the time of the transfer 10% or more of the registered share capital of the company and that has been held directly or indirectly by the decedent or donor, either alone or together with related persons.

Under the Agreement between the Federal Republic of Germany and the United States of America for the avoidance of double taxation with respect to taxes on inheritances and gifts (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung auf dem Gebiet der Nachlass-, Erbschaft- und Schenkungsteuern in der Fassung vom 21. Dezember 2000) (“United States-Germany Inheritance and Gifts Tax Treaty”), a transfer of ADS by gift or upon death is not subject to German inheritance or gift tax, if the donor or the transferor is domiciled in the United States within the meaning of the United States-Germany Inheritance and Gift Tax Treaty and is neither a citizen of Germany nor a former citizen of Germany and, at the time of the transfer, the ADS are not held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed. Notwithstanding the foregoing, in case the heir, transferee or other beneficiary (i) has, at the time of the transfer, his or her residence or habitual abode in Germany, or (ii) is a German citizen who has spent no more than five (or, in certain circumstances, ten) consecutive years outside Germany without maintaining a residence in Germany or (iii) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person’s household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (or special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany), the transferred ADS are subject to German inheritance or gift tax.

If, in this case, Germany levies inheritance or gift tax on the ADS with reference to the heir’s, transferee’s or other beneficiary’s residence in Germany or his or her German citizenship, and the United States also levies federal estate tax or federal gift tax with reference to the decedent’s or donor’s residence (but not with reference to the decedent’s or donor’s citizenship), the amount of the U.S. federal estate tax or the U.S. federal gift tax, respectively, paid in the United States with respect to the transferred ADS is credited against the German inheritance or gift tax liability, provided the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, does not exceed the part of the German inheritance or gift tax, as computed before the credit is given, which is attributable to the transferred ADS. A claim for credit of the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, may be made within one year of the final determination (administrative or judicial) and payment of the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, provided that the determination and payment are made within ten years of the date of death of the decedent or of the date of the making of the gift by the donor. Similarly, U.S. state-level estate or gift taxes is also creditable against the German inheritance or gift tax liability to the extent that U.S. federal estate or gift tax is creditable.

Other German Taxes

There are no transfer, stamp or similar taxes which would apply to the purchase, sale or other disposition of ADS in Germany. Net worth tax (Vermögensteuer) is currently not levied in Germany.

U.S. Taxation of ADS

Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, if you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation as a dividend. If you are a noncorporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ADS for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ADS generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADS are readily tradable on an established securities market in the United States. The ADS should generally be treated as readily tradable on an established securities market in the United States so long as they are listed on the NYSE.

You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when the depositary receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. Dollar value of the Euro payments made, determined at the spot Euro/U.S. Dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date the payment is converted into U.S. Dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. A U.S. holder generally should not be required to recognize foreign currency exchange gain or loss if the depositary converts the Euro into U.S. Dollars on the date of receipt. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADS and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect any distribution will be reported as a dividend.

Subject to certain limitations, the German tax withheld in accordance with the Treaty and paid over to Germany will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. See “—German Taxation of ADS—Withholding Tax Refund for U.S. Holders”, above, for the procedures for obtaining a tax refund.

Dividends will be income from sources outside the United States and will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ADS, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. Dollar value of the amount that you realize and your tax basis, determined in U.S. Dollars, in your ADS. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

We believe that we currently are not, and do not expect to become, a PFIC. Therefore, the ADS should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as passive income or (ii) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. If we were to be treated as a PFIC, unless you elect to be taxed annually on a mark-to-market basis with respect to your ADS, gain realized on the sale or other disposition of your ADS would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the ADS and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your ADS will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADS. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Medicare Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income generally includes its dividend income and its net gains from the disposition of ADS, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the ADS.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the ADS.

Backup Withholding and Information Reporting

If you are a noncorporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to dividend payments or other taxable distributions made to you within the United States, and the payment of proceeds to you from the sale of ADS effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your United States federal income tax returns.

Payment of the proceeds from the sale of ADS effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

Any amounts withheld may be allowed as a credit against your United States federal income tax liability, provided the information is furnished to the Internal Revenue Service in a timely manner. You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and we and the Selling Shareholder have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman, Sachs & Co.
UBS Securities LLC
Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADS subject to their acceptance of the ADS from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADS offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADS offered by this prospectus if any such ADS are taken. However, the underwriters are not required to take or pay for the ADS covered by the underwriters’ option described below.

The underwriters initially propose to offer part of the ADS directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the ADS, the offering price and other selling terms may from time to time be varied by the representatives.

The Selling Shareholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional ADS at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADS offered by this prospectus. To the that extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADS as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADS listed next to the names of all underwriters in the preceding table.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the Selling Shareholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              ADS.

Total
	Per ADS	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The Selling Shareholder	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to Selling Shareholder	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADS offered by them.

We intend to apply to list our ADS on the NYSE under the trading symbol “            .”

We and all members of our Management Board and Supervisory Board, the Principal Shareholders, and substantially all other holders of ownership interests in the Selling Shareholder have agreed subject to certain exceptions that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADS or any securities convertible into or exercisable or exchangeable for ordinary shares or ADS;

•	file any registration statement with the SEC relating to the offering of any ordinary shares ADS or any securities convertible into or exercisable or exchangeable for ordinary shares or ADS; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADS.

In addition, we and each such person agree that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or ADS or any security convertible into or exercisable or exchangeable for ordinary shares or ADS.

The restrictions described in the immediately preceding paragraph to do not apply to, among other things:

•	the sale of ADS to the underwriters;

•	the issuance by the Company of ordinary shares or ADS upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

•	transactions by any person other than us relating to ADS or other securities acquired in open market transactions after the completion of the offering of ADS; provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions.

The restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the restricted period we issue an earnings release or a material news event relating to us occurs, or

•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period or provide notification to Morgan Stanley & Co. LLC and Goldman, Sachs & Co. of any earnings release or material news or material event that may give rise to an extension of the initial restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Morgan Stanley & Co. LLC and Goldman, Sachs & Co., in their sole discretion, may release the ADS and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In order to facilitate the offering of the ADS, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADS. Specifically, the underwriters may sell more ADS than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADS in the open market. In determining the source of ADS to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADS compared to the price available under the over-allotment option. The underwriters may also sell ADS in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADS in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADS in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADS in the open market to stabilize the price of the ADS. These activities may raise or maintain the market price of the ADS above independent market levels or prevent or retard a decline in the market price of the ADS. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the Selling Shareholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADS to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ADS. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any ADS may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADS may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)        to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)        to fewer than 150 or, if the Relevant Member State has not implemented the relevant provision of the 2010 PD Amending Directive, or fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)        in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADS shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADS to be offered so as to enable an investor to decide to purchase any ADS, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)        it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the ADS in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)        it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADS in, from or otherwise involving the United Kingdom.

EXPENSES OF THE OFFERING

The following table sets forth all expenses, other than the estimated underwriting discounts and commissions, payable by us in connection with this offering. All the amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee and the listing fee.

SEC registration fee	$38,640.00
FINRA filing fee	$45,500.00
Listing fee	*
Printing costs	*
Auditors’ fees	*
Legal fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous fees and expenses	*

Total	$*

* To be included by amendment.

ENFORCEMENT OF CIVIL LIABILITIES

Prior to the completion of this offering, we will become a German stock corporation (Aktiengesellschaft or AG) organized under the laws of Germany. Most of the members our Management Board, our Supervisory Board, Executive Officers and the experts named in this prospectus reside outside the United States and a substantial portion of their assets are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or upon us or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against us in the United States. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Germany. In addition, actions brought in a German court against us or the members of our Management Board and Supervisory Board, our Executive Officers and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our Management Board, Supervisory Board and Executive Officers and the experts named in this prospectus. In addition, even if a judgment against our company, the non-U.S. members of our Management Board, Supervisory Board, Executive Officers or the experts named in this prospectus based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or German courts.

VALIDITY OF ORDINARY SHARES AND ADS

The validity of the ordinary shares and ADS will be passed upon for us by Sullivan & Cromwell LLP, our German counsel and our counsel with respect to certain matters of United States federal law and New York State law, and for the underwriters by Latham & Watkins LLP, their German counsel and their counsel with respect to certain matters of United States federal law and New York State law.

EXPERTS

The consolidated financial statements of Orion Engineered Carbons Holdings GmbH as of December 31, 2013 and 2012, and for each of the two years ended December 31, 2013 and 2012 and for the period from January 10, 2011 to December 31, 2011 (the Successor) and combined financial statements of Evonik Carbon Black for the period from January 1, 2011 to July 29, 2011 (the Predecessor) appearing in this prospectus and Registration Statement have been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (offices at Wittekindstraße. 1A, 45131 Essen, Germany), an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act covering the underlying ordinary shares represented by the ADS to be sold in this offering. We will also file with the SEC a related Registration Statement on Form F-6 to register the ADS. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. However, we are allowed four months to file our annual report with the SEC instead of approximately three, and we are not required to disclose certain detailed information regarding executive compensation that is required from United States domestic issuers. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently as companies that are not foreign private issuers whose securities are registered under the Exchange Act. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders, and our senior management, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other United States domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount, and at the same time, as information is received from, or provided by, other United States domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer.

You may review and copy the registration statement, reports and other information we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may also request copies of these documents upon payment of a duplicating fee by writing to the SEC.

For further information on the Public Reference Room, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement, are also available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Consolidated statements of financial position of Orion Engineered Carbons Holdings GmbH (Successor) as at December 31, 2013, and 2012	F-3

Income statements of Orion Engineered Carbons Holdings GmbH (Successor) for the three years ended December 31, 2013 and Evonik Carbon Black (Predecessor) for the period from January 1, 2011 to July 29, 2011	F-4

Statements of comprehensive income of Orion Engineered Carbons Holdings GmbH (Successor) for the three years ended December 31, 2013 and Evonik Carbon Black (Predecessor) for the period from January 1, 2011 to July 29, 2011	F-5

Statements of cash flows of Orion Engineered Carbons Holdings GmbH (Successor) for the three years ended December 31, 2013 and Evonik Carbon Black (Predecessor) for the period from January 1, 2011 to July 29, 2011	F-6

Statements of changes in equity of Orion Engineered Carbons Holdings GmbH (Successor) for the three years ended December 31, 2013 and Evonik Carbon Black (Predecessor) for the period from January 1, 2011 to July 29, 2011	F-7

Notes to the consolidated financial statements of Orion Engineered Carbons Holdings GmbH, Frankfurt am Main, as at December 31, 2013 and 2012 and for the three years ended December 31, 2013 (Successor) and Evonik Carbon Black (Predecessor) for the period from January 1, 2011 to July 29, 2011

F-8

Report of Independent Registered Public Accounting Firm

To the Advisory Board of Orion Engineered Carbons Holdings GmbH

We have audited the accompanying consolidated statements of financial position of Orion Engineered Carbons Holdings GmbH and subsidiaries (“OEC”) as of December 31, 2013 and 2012 (Successor statements of financial position) and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years ended December 31, 2013 and 2012 and the period from January 10, 2011 through December 31, 2011 (Successor operations). Further, we have audited the accompanying combined statements of income, comprehensive income, changes in equity and cash flows for the period January 1, 2011 through July 29, 2011 of Evonik Carbon Black (Predecessor combined operations) (the Successor and Predecessor are collectively the “Group”). These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Without qualifying our opinion, we draw attention to the fact that, as described in Note 2 (Basis of Preparation), the Evonik Carbon Black business has not operated as a separate group of entities. These combined financial statements for the period ended July 29, 2011 are therefore not necessarily indicative of results that would have occurred if Evonik Carbon Black had been a separate stand-alone group of entities during the period presented or of future results of the Evonik Carbon Black group.

In our opinion, the Successor financial statements referred to above present fairly, in all material respects, the consolidated financial position of OEC as of December 31, 2013 and 2012 and the consolidated results of OEC’s operations and cash flows for the years ended December 31, 2013 and 2012 and for the period January 10, 2011 through December 31,2011 and the Predecessor financial statements referred to above present fairly, in all material respects, the combined results of Evonik Carbon Black’s operations and cash flows for the period from January 1, 2011 through July 29, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also recomputed the translation of the consolidated financial statements as of and for the year ended December 31, 2013 into United States dollars. In our opinion, the consolidated financial statements expressed in Euro have been translated into United States dollar on the basis described in Note 2 (Basis of Preparation).

/s/ Stefan Pfeiffer Wirtschaftsprufer (German Public Auditor) Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft Essen, Germany April 19, 2014	/s/ Benjamin Breh Wirtschaftsprufer (German Public Auditor)

Consolidated statements of financial position of Orion Engineered Carbons Holdings GmbH (Successor)

as at December 31, 2013, and 2012

		USD Convenience Translation	Successor
ASSETS		Dec 31, 2013	Dec 31, 2013	Dec 31, 2012
	Note	In USD k	In EUR k	In EUR k
A. Non-current assets
I. Goodwill	8.1	66,845	48,512	48,512
II. Other intangible assets	8.1	172,928	125,501	141,042
III. Property, plant and equipment	8.2	459,466	333,454	334,607
IV. Investment in joint ventures		6,349	4,608	4,590
V. Other financial assets	8.3	2,330	1,691	1,752
VI. Other assets	8.6	5,676	4,119	5,536
VII. Deferred tax assets	8.12	59,395	43,105	47,108

		772,988	560,990	583,147

B. Current assets
I. Inventories	8.4	169,718	123,171	153,463
II. Trade receivables	8.3	272,304	197,623	212,988
III. Emission rights	8.5	2,724	1,977	5,330
IV. Other financial assets	8.3	994	721	4,531
V. Other assets	8.6	55,323	40,151	55,248
VI. Income tax receivables	8.12	16,441	11,932	3,288
VII. Cash and cash equivalents	8.7	97,008	70,403	74,789

		614,511	445,977	509,636

		1,387,500	1,006,967	1,092,783

		USD Convenience Translation	Successor
EQUITY AND LIABILITIES		Dec 31, 2013	Dec 31, 2013	Dec 31, 2012
	Note	In USD k	In EUR k	In EUR k
A. Equity (all of which is attributable to owners of the parent)
I. Subscribed capital	8.8	34	25	25
II. Reserves	8.8	(79,479)	(57,682)	19,932
III. Consolidated profit or loss for the period	8.8	(25,985)	(18,858)	(19,120)

		(105,430)	(76,515)	836

B. Non-current liabilities
I. Pension provisions	8.9	49,525	35,943	37,162
II. Other provisions	8.10	20,688	15,014	24,998
III. Subordinated Shareholder Loan	8.11	356,068	258,413	264,785
IV. Financial liabilities	8.11	741,551	538,175	541,139
V. Other liabilities	8.11	1,885	1,368	919
VI. Income tax liabilities	8.12	–	–	976
VII. Deferred tax liabilities	8.12	60,348	43,797	59,742

		1,230,065	892,710	929,720

C. Current liabilities
I. Other provisions	8.10	60,997	44,268	26,877
II. Liabilities to banks	8.11	2,896	2,102	–
III. Trade payables	8.11	137,116	99,511	98,420
IV. Other financial liabilities	8.11	21,948	15,929	7,068
V. Income tax liabilities	8.12	8,107	5,883	2,088
VI. Other liabilities	8.11	31,800	23,078	27,774

		262,864	190,772	162,227

		1,387,500	1,006,967	1,092,783

Income statements of Orion Engineered Carbons Holdings GmbH (Successor)

for the three years ended December 31, 2013 and Evonik Carbon Black (Predecessor)

for the period from January 1, 2011 to July 29, 2011

		USD Convenience Translation	Successor (Consolidated)			Predecessor (Combined)
		Jan 1 to Dec 31, 2013	Jan 1 to Dec 31, 2013	Jan 1 to Dec 31, 2012	Jan 10 to Dec 31, 2011	Jan 01 to Jul 29, 2011
	Note	In USD k	In EUR k	In EUR k	In EUR k	In EUR k
Revenue	7.1	1,845,863	1,339,620	1,397,531	545,076	780,617
Cost of sales		(1,475,478)	(1,070,817)	(1,115,974)	(455,141)	(611,526)

Gross profit		370,385	268,804	281,557	89,935	169,091

Selling expenses		(126,852)	(92,062)	(96,196)	(42,069)	(61,195)
Research and development costs		(13,897)	(10,085)	(9,503)	(4,794)	(5,811)
General and administrative expenses		(72,373)	(52,524)	(54,264)	(14,134)	(19,330)
Other operating income	7.2	11,497	8,344	18,543	12,067	144,958
Other operating expenses	7.3	(53,173)	(38,590)	(52,423)	(57,003)	(31,749)

Operating result (EBIT)		115,587	83,886	87,714	(15,998)	195,963

Finance income	7.4	23,655	17,167	5,190	7,615	281
Finance costs	7.4	(155,609)	(112,932)	(103,557)	(76,021)	(12,032)
Share of profit or loss of joint ventures	7.5	504	365	448	174	497

Financial result		(131,451)	(95,399)	(97,919)	(68,232)	(11,253)

(Consolidated) profit or loss before income taxes		(15,864)	(11,513)	(10,206)	(84,230)	184,710

Income taxes	7.6	(10,120)	(7,345)	(8,915)	9,805	(62,052)

(Consolidated) profit or loss for the period		(25,985)	(18,858)	(19,120)	(74,425)	122,658

Thereof attributable to owners of the Group						122,234
Non-controlling interests						424
Consolidated loss for the period attributable to owners of the parent		(25,985)	(18,858)	(19,120)	(74,425)

Statements of comprehensive income of Orion Engineered Carbons Holdings GmbH (Successor)

for the three years ended December 31, 2013 and Evonik Carbon Black (Predecessor)

for the period from January 1, 2011 to July 29, 2011

	USD Convenience Translation	Successor (Consolidated)			Predecessor (Combined)
	Jan 1 to Dec 31, 2013	Jan 1 to Dec 31, 2013	Jan 1 to Dec 31, 2012	Jan 10 to Dec 31, 2011	Jan 01 to Jul 29, 2011
	In USD k	In EUR k	In EUR k	In EUR k	In EUR k
(Consolidated) profit or loss for the period	(25,985)	(18,858)	(19,120)	(74,425)	122,658

Thereof attributable to
Owners of the Group					122,234
Non-controlling interests					424
Exchange differences on translation of foreign operations
Change in unrealized gains/losses	(28,495)	(20,680)	2,549	(305)	27

Unrealized net gains/losses on cash flow hedges
Change in unrealized gains/losses	(45)	(33)	1,500	(1,698)	(1,310)
Income tax effects	–	–	(302)	533	403

	(45)	(33)	1,198	(1,165)	(907)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods	(28,540)	(20,713)	3,747	(1,470)	(880)

Actuarial gains (losses) on defined benefit plans
Change in unrealized gains/losses	(2,443)	(1,773)	(7,577)	–	–
Income tax effects	936	679	2,155	–	–

	(1,507)	(1,094)	(5,422)	–	–

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods	(1,507)	(1,094)	(5,422)	–	–

Other comprehensive income, net of tax	(30,048)	(21,807)	(1,675)	(1,470)	(880)

Thereof attributable to Owners of the Group					(873)
Non-controlling interests					(8)

(Consolidated) total comprehensive income, net of tax	(56,032)	(40,665)	(20,795)	(75,895)	121,778

Thereof attributable to Owners of the Group					121,361
Non-controlling interests					416
Consolidated total comprehensive income, net of tax, attributable to equity holders of the parent	(56,032)	(40,665)	(20,795)	(75,895)

Statements of cash flows of Orion Engineered Carbons Holdings GmbH (Successor)

for the three years ended December 31, 2013 and Evonik Carbon Black (Predecessor)

for the period from January 1, 2011 to July 29, 2011

	USD Convenience Translation	Successor (Consolidated)			Predecessor (Combined)
	Jan 1 to Dec 31, 2013	Jan 1 to Dec 31, 2013	Jan 1 to Dec 31, 2012	Jan 10 to Dec 31, 2011	Jan 1 to Jul 29, 2011
	In USD k	In EUR k	In EUR k	In EUR k	In EUR k
(Consolidated) profit or loss for the period	(25,985)	(18,858)	(19,120)	(74,425)	122,658

Income taxes	10,120	7,345	8,915	(9,806)	62,052

(Consolidated) loss before income taxes	(15,864)	(11,513)	(10,206)	(84,231)	184,710

Depreciation, amortization and impairment of intangible assets and property, plant and equipment	104,803	76,060	59,276	23,416	22,435
Other non-cash expenses/income and change in inventories due to exchange rates	(5,359)	(3,889)	4,527	(8,073)	(114,361)
Loss from the disposal of intangible assets and property, plant and equipment	–	–	1,941	289	67
Increase/decrease in trade receivables	6,891	5,001	26,019	8,157	(21,117)
Increase/decrease in inventories	35,204	25,549	9,816	51,058	(63,213)
Increase/decrease in trade payables	6,064	4,401	15,525	(41,122)	(7,925)
Increase/decrease in provisions	2,484	1,803	(836)	6,307	(5,884)
Increase/decrease in other assets and liabilities that cannot be allocated to investing or financing activities	30,295	21,986	11,245	5,720	6,744
Finance income	(23,655)	(17,167)	(5,190)	(7,615)	(281)
Finance costs	155,609	112,932	103,557	76,021	12,032
Cash paid from income taxes	(33,085)	(24,011)	(38,676)	(13,135)	(7,584)

Cash flows from operating activities	263,388	191,152	176,998	16,792	5,623

Cash received from the disposal of intangible assets and property, plant and equipment	–	–	–	244	366
Cash paid for the acquisition of intangible assets and property, plant and equipment	(106,311)	(77,155)	(71,289)	(17,081)	(16,157)
Cash paid to acquire entities less cash acquired	–	–	–	(765,846)	–
Cash outflows relating to securities, deposits and loans	–	–	–	–	(3,989)

Cash flows from investing activities	(106,311)	(77,155)	(71,289)	(782,683)	(19,780)

Cash received from changes in capital	–	–	–	43,738	–
Repayment of equity	–	–	–	–	(12,700)
Cash received from borrowings, net of transaction costs	2,896	2,102	–	848,206	185,277
Cash repayments of non-current financial liabilities	–	–	(67,722)	–	–
Repayments of borrowings	–	–	–	–	(135,050)
Cash paid for the addition of non-current financial assets	–	–	–	(1,681)	–
Interest paid	(162,011)	(117,578)	(64,483)	(29,572)	(10,690)
Interest received	649	471	1,115	319	274

Cash flows from financing activities	(158,465)	(115,005)	(131,091)	861,010	27,111

Change in cash	(1,389)	(1,008)	(25,383)	95,119	12,954

Change in cash resulting from exchange rate differences	(4,653)	(3,377)	1,293	3,746	(968)
Cash and cash equivalents at the beginning of the period	103,052	74,789	98,879	13	26,971

Cash and cash equivalents at the end of the period	97,010	70,404	74,789	98,878	38,957

Composition of cash and cash equivalents

Bank balances and petty cash	97,008	70,403	74,789	98,878	38,957

Statements of changes in equity of Orion Engineered Carbons Holdings GmbH (Successor)

for the three years ended December 31, 2013 and Evonik Carbon Black (Predecessor)

for the period from January 1, 2011 to July 29, 2011

		Predecessor
In EUR k		Net assets attributable to the Predecessor	Translation reserve	Cash flow hedge reserve	Total attributable to the Predecessor	Net assets attributable to non- controlling interest				Total equity
Jan 1 to Jul 29, 2011	As at Jan 01, 2011	343,062	–	263	343,325	117				343,442
	Profit after taxes	122,234	–	–	122,234	424				122,658
	Other comprehensive income	–	34	(907)	(873)	(8)				(880)
	Total Comprehensive Income	122,234	34	(907)	121,361	416				121,777
	Repayment of equity	(12,700)	–	–	(12,700)	–				(12,700)
	Contribution in equity	4,358	–	–	4,358	–				4,358

	As at Jul 29, 2011	456,954	34	(644)	456,344	533				456,877

		Successor
In EUR k		Subscribed capital	Capital reserves	Translation reserve	Cash flow hedge reserve	Reserve for actuarial gains (losses) on defined benefit plans	Loss carried forward	Total reserves	Consolidated profit or loss for the period	Total equity (all of which is attributable to owners of the parent)
Jan 10 to Dec 31, 2011	As at Jan 10, 2011	13	–	–	–	–	–	–	–	13
	Consolidated profit or loss for the period	–	–	–	–	–	–	–	(74,425)	(74,425)
	Other comprehensive income, net of tax	–	–	(305)	(1,165)	–		(1,470)	–	(1,470)

	Consolidated total comprehensive income, net of tax	–	–	(305)	(1,165)	–	–	(1,470)	(74,425)	(75,895)

	Unpaid contributions	12	–	–	–	–	–	–	–	12
	Transfers to the capital reserves	–	99,567	–	–	–	–	99,567		99,567

	As at Dec 31, 2011	25	99,567	(305)	(1,165)	–	–	98,097	(74,425)	23,697

Jan 1 to Dec 31, 2012	As at Jan 01, 2012	25	99,567	(305)	(1,165)	–	(74,425)	23,672	–	23,697
	Consolidated profit or loss for the period	–	–	–	–	–	–	–	(19,120)	(19,120)
	Other comprehensive income, net of tax	–	–	2,549	1,198	(5,422)	–	(1,675)	–	(1,675)

	Consolidated total comprehensive income, net of tax	–	–	2,549	1,198	(5,422)	–	(1,675)	(19,120)	(20,795)

	Changes to the capital reserves	–	(2,065)	–	–	–	–	(2,065)	–	(2,065)

	As at Dec 31, 2012	25	97,502	2,244	33	(5,422)	(74,425)	19,932	(19,120)	836

Jan 1 to Dec 31, 2013	As at Jan 01, 2013	25	97,502	2,244	33	(5,422)	(93,545)	812	–	836
	Consolidated profit or loss for the period	–	–	–	–	–	–	–	(18,858)	(18,858)
	Other comprehensive income, net of tax	–	–	(20,680)	(33)	(1,095)	–	(21,808)	–	(21,808)

	Consolidated total comprehensive income, net of tax	–	–	(20,680)	(33)	(1,095)	–	(21,808)	(18,858)	(40,666)

	Changes to the capital reserves	–	(36,686)	–	–	–	–	(36,686)	–	(36,686)

	As at Dec 31, 2013	25	60,816	(18,436)	–	(6,517)	(93,545)	(57,682)	(18,858)	(76,516)

In USD k		USD Convenience Translation
	As at Jan 01, 2013	34	134,348	3,092	45	(7,471)	(128,896)	1,119	–	1,153
Jan 1 to Dec 31, 2013		–	–	–	–	–	–	–	–	–
	Consolidated profit or loss for the period	–	–	–	–	–	–	–	(25,985)	(25,985)
		–	–	–	–	–	–	–	–	–
	Other comprehensive income net of tax	–	–	(28,495)	(45)	(1,509)	–	(30,049)	–	(30,049)
		–	–	–	–	–	–	–	–	–

	Consolidated total comprehensive income, net of tax	–	–	(28,495)	(45)	(1,509)	–	(30,049)	(25,985)	(56,034)

		–	–	–	–	–	–	–	–	–
	Changes to the capital reserves	–	(50,550)	–	–	–	–	(50,550)	–	(50,550)

	As at Dec 31, 2013	34	83,798	(25,403)	–	(8,980)	(128,896)	(79,480)	(25,985)	(105,431)

Notes to the consolidated financial statements of Orion Engineered Carbons Holdings GmbH, Frankfurt am Main, as at December 31, 2013 and 2012 and for the three years ended December 31, 2013 (Successor) and Evonik Carbon Black (Predecessor) for the period from January 1, 2011 to July 29, 2011

(1) Organization and Principal Activities

Orion Engineered Carbons Holdings GmbH (“Orion” or the “Company”) is entered in the commercial register of Frankfurt am Main under HRB no. 90495; the Company’s registered office is in Frankfurt am Main, Germany; its business address is Hahnstrasse 49, 60528 Frankfurt.

Orion’s consolidated financial statements comprise Orion and its subsidiaries (the “Orion Group”, or the “Successor”). Orion was founded on January 10, 2011. The parent’s fiscal year is the same as that of the Orion Group, comprising the period from January 1 to December 31, 2013. The fiscal year is the calendar year. On July 29, 2011, Orion completed the acquisition of the Carbon Black business of the Evonik Industries Group (Evonik) (the “Acquisition”, see note (3)). For this purpose, Rhône investors (Rhône Investors) and Triton investors (Triton Investors) (collectively the “Principal Shareholders”) and a co-investor founded Kinove Luxembourg Holdings 1 S.à. r.l. and other holding companies (including Orion). When referring to the Orion Group or Evonik Carbon Black equally, they are referred to herein as the “Group”.

Orion is a leading global manufacturer of carbon black products and is based in Germany. Carbon black is a powdered form of carbon that is used to create the desired physical, electrical and optical qualities of various materials. Carbon black products are primarily used as consumables and additives for the production of polymers, printing inks and coatings (“Specialty Carbon Black” or “Specialties”) and in the reinforcement of rubber polymers (“Rubber Carbon Black” or “Rubber”).

Specialty Carbon Black are high-tech materials which are mainly used for polymers, printing systems and coatings applications. The various production processes result in a wide range of different Specialty Carbon Black pigment grades with respect to their primary particle size, structure and surface area/surface chemistry. These parameters affect jetness, tinting strength, undertone, dispersibility, oil absorption, electrical conductivity, etc.

The types of Rubber Carbon Black used in the rubber industry are manufactured according to strict specifications and quality standards. Here, structure and specific surface area are the key factors in optimizing reinforcement properties in rubber polymers.

As at December 31, 2013, Orion operates 13 production facilities in Europe, North and South America, South Korea and South Africa and 3 sales companies. Orion announced the plant closure in Portugal in December 2013. Another 9 holding companies also belong to the Orion Group.

Furthermore, in 2012, the Orion Group of consolidated subsidiaries changed due to the formation and initial consolidation of Orion Engineered Carbons Trading Co. Ltd, Shanghai, China (as at January 1, 2012).

Orion’s global presence enables it to supply Specialty Carbon Black customers as well as international customers in the tire and rubber industry with the full range of carbon black grades and particle sizes. Sales activities are supported by newly established sales and representative offices all around the globe. Integrated sales activities with key account managers and customer services are carried out in the US, Brazil, South Korea and Germany, as well as China beginning in 2012.

The Successor consolidated financial statements are prepared in Euros, the presentation currency of the Orion Group. Except where stated otherwise, all figures are presented in thousands of Euros (EUR k) for the sake of clarity. Due to rounding differences, figures in tables may differ slightly from the actual figures.

Management released the Group’s financial statements for publication to the shareholders on April 19, 2014.

(2) Basis of preparation of the financial statements

(2.1) Compliance with IFRS

The Group’s financial statements are prepared in accordance with International Financial Reporting Standards (lFRS) as issued by the International Accounting Standards Board (IASB). All IFRSs, interpretations (IFRICs, SICs) originated by the IFRS Interpretations Committee (IFRS IC, formerly International Financial Reporting Interpretations Committee)applicable for financial years ending as at December 31, 2013 have been applied.

(2.2) Presentation of the financial statements

The accounting policies and the presentation of items in the Successor consolidated financial statements are applied consistently throughout the Group, including the Predecessor, unless specifically stated below.

In order to improve the clarity of presentation, individual items have been grouped together in the income statement, the statement of comprehensive income, the statement of financial position and the statement of changes in equity and are discussed separately in the notes to the financial statements.

The income statement has been prepared using the cost-of-sales method. Expenses are allocated by function. The statement of comprehensive income contains income after taxes as shown in the income statement and all other comprehensive income.

The statement of financial position presents assets and liabilities according to their maturity.

Assets and liabilities are classified as current when they are due to be realized or settled within 12 months after the reporting date.

The statement of changes in equity presents the changes in subscribed capital and reserves attributable to the owners of Orion Engineered Carbons Holdings GmbH for the reporting period. Transactions with shareholders acting as owners are also presented here.

The cash flow statement presents information about the Group’s cash flows. Cash flows from operating activities are determined using the indirect method whereas the cash flows from investing and financing activities are determined using the direct method.

(2.3) New accounting standards

First-time adoption of accounting standards

The IASB and the IFRSIC (formerly IFRIC) amended and newly issued various standards and interpretations which had to be applied for the first time in annual periods beginning on or after January 1, 2013.

The following relevant new and amended standards and interpretations were applied by the Orion Group in 2013 for the first time. The following standards were also applied for the Predecessor period to the extent that a retrospective application was required:

•	IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

The amendments to IAS 1 introduce a grouping of items presented in OCI. Items that will be reclassified (‘recycled’) to profit or loss at a future point in time (e.g., net loss or gain on AFS financial assets) have to be presented separately from items that will not be reclassified (e.g., revaluation of land and buildings). The amendments affect presentation only and had no impact on the Group’s or the Predecessor’s financial position or performance.

•	IAS 1 Clarification of the requirements for comparative information – Amendments to IAS 1

The amendments clarify the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. As additional comparative Predecessor information is presented Orion considered the respective amendment and provided the required additional disclosures.

•	IAS 27 Separate Financial Statements

As a consequence of IFRS 10 and IFRS 12 (see below), the regulations contained in IAS 27 are limited to the accounting for subsidiaries, jointly controlled entities and associates in IFRS separate financial statements. As Orion and the Predecessor do not prepare IFRS separate financial statements IAS 27 is not applicable.

•	IAS 28 Investments in Associates and Joint Ventures

IAS 28 has been renamed in IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The amendments had no impact on the Group’s financial position or performance.

•	IFRS 10 Consolidated Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for Successor consolidated and Predecessor combined financial statements. It also replaces the guidance included in SIC-12 Consolidation – Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. Compared with the previous requirements IFRS 10 requires management to exercise significant judgment to determine which entities are controlled and, therefore, are required to be fully consolidated by a parent. The first time application of IFRS 10 had no impact on the Group’s financial position or performance.

•	IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 changes the guidance in relation to the classification of joint arrangements and removes the option to account for jointly controlled entities using proportionate consolidation. Instead, such entities must be accounted for using the equity method. IFRS 11 had no impact on the Group’s financial position or performance because the existing jointly controlled entity qualifies as joint venture in accordance with IFRS 11 and was already recognized using the equity method under IAS 31.

•	IFRS 12 Disclosure of Interests in Other Entities

The standard governs all disclosures in the area of group financial reporting and consolidates disclosures regarding subsidiaries which are currently governed by IAS 27 as well as disclosures for jointly controlled entities and associates (currently governed by IAS 31 and IAS 28, respectively) and for structured entities. Considering the objective of IFRS 12 the first time application of IFRS 12 had no impact on the disclosures of interests in other entities as no significant judgments and assumptions were needed to determine the entities to be included in the Successor consolidated financial statements, no material non-controlling interests or other restrictions exists and as the respective joint ventures are not material.

•	IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRSs for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRSs when fair value is required or permitted. The first time application of IFRS 13 had no impact on the Group’s financial position or performance. Additional disclosures where required, are provided in the individual notes relating to the assets and liabilities whose fair values were determined.

•	IAS 36 Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

The IASB has amended IAS 36 to require additional information about the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposal, consistently with the disclosure requirements for impaired assets in US GAAP. Moreover the amendments remove the requirement to disclose the recoverable amount of each cash-generating unit (group of units) for which the carrying amount of goodwill or intangible assets with indefinite useful lives allocated to that unit (group of units) is significant when compared to the entity’s total carrying amount of goodwill or intangible assets with indefinite useful lives. The standard is effective for fiscal years beginning on or after January 1, 2014 and has been early adopted.

•	Improvements to IFRSs (2010-2012 and 2011-2013 cycles)

December 2013, the IASB issued two cycles of Annual Improvements to IFRSs (cycles 2010-2012 and 2011-2013) that contain eleven changes to nine standards, primarily with a view to remove inconsistencies and clarifying wording. The adoption of the following changes will result in changes to accounting policies, but will not have a significant effect on its future financial statements.

Accounting standards issued but not yet effective

By the time the Group’s financial statements were published, the IASB had issued further accounting standards which were not yet effective in the current fiscal year. Any new accounting standards which are relevant for the Successor consolidated of the Group will be adopted when they become effective.

The following relevant pronouncements by the IASB and IFRSIC were not effective as at the reporting date on December 31, 2013 and were not applied by the Group:

•	IFRS 9 Financial instruments

IFRS 9 reflects the work completed by the IASB with respect to the replacement of IAS 39. Up to now, the IASB has issued new requirements with respect to classification and measurement of financial assets and financial liabilities as defined in IAS 39 and a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. Because the impairment phase has not been completed so far, no mandatory effective date has been set by the IASB.

The adoption of IFRS 9 will have an effect on the classification and measurement of the Group’s financial statements and potentially on the hedge accounting model used by the Group. When the final standard including the last phase is issued, Orion will analyze the overall effect in order to offer a comprehensive presentation.

•	IAS 32 Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These are effective for annual periods beginning on or after January 1, 2014. These amendments are not expected to be relevant to the Group.

•	IAS 39 Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments are effective for annual periods beginning on or after January 1, 2014. The Group has not novated its derivatives during the current period. However, these amendments would be considered for future novations.

•	IAS 19 Defined Benefit Plans: Employee Contributions (Amendments to IAS 19)

The narrow scope amendments apply to contributions from employees or third parties to defined benefit plans. The objective of the amendments is to simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary. The amendments are effective from July 1, 2014. Orion does not expect a significant effect of these amendments on its financial statements.

•	IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified the relevant legislation, occurs. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. Orion does not expect that IFIRC 21 will have a significant effect on its future financial statements.

•	IFRS 3 Accounting for contingent consideration in a business combination – Amendment to IFRS 3

These amendments clarify that a contingent consideration in a business acquisition that is not classified as equity is subsequently measured at fair value through profit or loss whether or not it falls within the scope of IFRS 9 Financial Instruments. These are effective for annual periods beginning on or after January 1, 2014. These amendments are not expected to be relevant to the Group.

•	IAS 40 Interrelationship of IFRS 3 and IAS 40 – Amendment to IAS 40

These amendments clarify the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property. The description of ancillary services in IAS 40 differentiates between investment property and owner occupied property. IFRS 3 is used to determine if the transaction is the purchase of an asset or a business combination. These are effective for annual periods beginning on or after January 1, 2014. These amendments are not expected to be relevant to the Group.

•	IFRS 8 Operating Segments

As part of the annual improvement project, changes to IFRS 8 – Operating segments were made. These amendments require entities to disclose those factors that are used to identify the entity’s reportable segments when operating segments have been aggregated and to clarify that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should be disclosed, if that amount is regularly provided to the chief operating decision maker.

(2.4) Basis of consolidation for the Successor

Principles of consolidation for the Successor

In addition to Orion, all subsidiaries which are indirectly or directly controlled by Orion are consolidated.

Entities are consolidated from the date the Orion Group obtains control which generally is the acquisition date and are deconsolidated when control is lost.

Control is achieved when the Orion Group is exposed, or has the right, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Orion Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of these three elements of control.

Scope of consolidation

See Note (5) for the list of subsidiaries which are consolidated into Orion.

Consolidation policies

The Successor consolidated financial statements are prepared in accordance with uniform accounting policies.

Income and expenses, intercompany profits and losses, and receivables and liabilities between consolidated subsidiaries are eliminated.

Changes in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

(2.5) Basis of combination of the Predecessor

Principles of combination of the Predecessor

The Predecessor Combined Financial Statements consist of ten legal entities as at July 29, 2011 representing the substantial part of the former Carbon Black business of Evonik which were all under common control of Evonik. Intercompany transactions have been eliminated in the combination.

The Predecessor combined financial statements do not necessarily reflect the financial position and performance that would have been presented if the Predecessor had already existed as an independent group during the periods presented and if the transactions between the Predecessor and other Evonik group companies had been carried out between independent companies. Because Evonik Carbon Black was not an independent group in the past, the Predecessor Combined Financial Statements are not necessarily indicative of the future development of the business.

Carve-out approach

The Predecessor combined financial statements have been prepared on a “carve-out” basis from Evonik’s consolidated financial statements using the historical results from operations, assets and liabilities attributable to them and include certain allocations of income, expenses, assets, and liabilities from Evonik. The Evonik Carbon Black business was generally managed as a single economic entity and did not have significant recurring inter-businesses relationships with Evonik, other than cash pooling/financing, certain corporate and administrative charges, and the utilization of Evonik’s sales functions.

Adjustments to reflect the retrospective application of IFRSs effective as at December 31, 2013 have been made where necessary.

Corporate center costs consisting primarily of corporate marketing, corporate human resources, environmental protection, health and safety, corporate law, corporate treasury and corporate accounting and were allocated using the historically applied sales-based key. Management considers that such allocation has been made on a reasonable basis, but is not necessarily indicative of the costs that would have been incurred if the Evonik Carbon Black was a stand-alone entity.

Costs for accounting, legal and tax services, information technology, procurement, communication and human resources are based on the amounts charged by Evonik’s shared service center. The services of the shared service center are governed by service contracts and management believes that the charges for these services are comparable to the rates charged by third-party providers.

Income taxes have been prepared under the assumption that the carve-out entities were separate tax-paying entities (i.e., in accordance with the separate tax return approach). The realizably of deferred tax assets for tax losses was determined based on the probability that taxable profits will be available from the Predecessor entities against which the unused tax losses can be utilized.

The Predecessor has historically participated in Evonik’s cash management and financing system. Accordingly, aside from cash and cash equivalent balances held directly with third party banks, the Predecessor’s legal entities participated directly in cash pooling arrangements and inter-company loan agreements. The resulting balances were recorded as related parties current receivables or current liabilities depending on the cash pooling or loan position. Other than these arrangements no parent-level debt at Evonik was directly attributable to the Predecessor and, accordingly, no parent-level debt or interest expense has been allocated to the Predecessor combined financial statements. Interest earned and interest payable on related party loans and cash pooling arrangements were historically settled through the cash pooling arrangement and based on market interest rates.

Due to the carve-out presentation of the Predecessor combined financial statements equity differs from the presentation as prescribed by IAS 1. Net assets attributable to the Predecessor contain the cumulative share capital, capital reserves and retained earnings of the Predecessor companies. The net assets attributable to Predecessor also include undistributed profits as well as the components of other comprehensive income.

Scope of combination

As at July 29, 2011, the Predecessor combined financial statements included the following legal entities:

1)	Evonik Carbon Black GmbH (Orion Engineered Carbons GmbH, Germany)

2)	Evonik Carbon Black Brazil Ltda. (Orion Engineered Carbons Ltda., Brazil)

3)	Evonik Carbon Black Italia s.r.l. (Orion Engineered Carbons S.r.l., Italy)

4)	Evonik Carbon Black Korea Co. Ltd. (Orion Engineered Carbons Co. Ltd., Korea)

5)	Evonik Cofrablack S.A.S. (Orion Engineered Carbons S.A.S., France)

6)	Evonik Carbogal S.A. (Carbogal Engineered Carbons S.A., Portugal)

7)	Evonik Carbon Black Polska Sp.z.o.o. (Orion Engineered Carbons Sp.z.o.o., Poland)

8)	Evonik Norcarb A.B. Norcarb Engineered Carbons A.B., Sweden (Norcarb Engineered Carbons A.B., Sweden)

9)	Evonik Carbon Black, LLC (Orion Engineered Carbons LLC, USA)

10)	Algorax (Pty.) Ltd. (Orion Engineered Carbons Proprietary Limited, South Africa)

(2.6) Currency translation

Foreign currency transactions are measured at the exchange rate at the date of initial recognition. Any gains or losses resulting from the valuation of foreign currency monetary assets and liabilities using the currency exchanges rates as at the reporting date are recognized in other operating income or other operating expenses. Currency exchange differences relating to financing activities are part of the financial result.

The functional currency method is used to translate the financial statements of foreign entities.

The assets and liabilities of foreign operations with functional currencies different from the presentation currency Euro are translated using closing rates as at the reporting date. Income and expense items are translated at average exchange rates for the respective period. The translation of equity is performed using historical exchange rates. The overall foreign currency impact from translating the statement of financial position and income statement of all the foreign entities is recognized in other comprehensive income.

The following exchange rates were used for currency translation:

EUR 1 equivalent to	Successor					Predecessor
	Annual average exchange rate			Closing rate as at Dec 31,		Average exchange rate till Jul 29,
	2013	2012	2011	2013	2012	2011
US Dollar (USD)	1.3300	1.2932	1.3951	1.3791	1.3194	1.4132
Pound Sterling (GBP)	0.8475	0.8137	0.8704	0.8337	0.8161	0.8749
Japanese Yen (JPY)	128.9069	103.2362	111.1150	144.7200	113.6100	114.5930
Swedish Krona (SEK)	8.6624	8.7015	9.0038	8.8591	8.5820	8.9450
Singapore Dollar (SGD)	1.6632	1.6136	1.7508	1.7414	1.6111	1.7632
South African Rand (ZAR)	12.8713	10.5725	10.0450	14.5660	11.1727	9.6418
Polish Zloty (PLN)	4.2027	4.1900	4.1254	4.1543	4.0740	3.9709
Brazilian Real (BRL)	2.8791	2.5220	2.3287	3.2576	2.7036	2.2798
South Korean Won (KRW)	1,452.3915	1,451.9015	1,542.2600	1,450.9300	1,406.2300	1,541.6500
Chinese Renminbi (CNY)	8.1769	8.1461	9.0141	8.3491	8.2207	9.2166

As supplementary information, a convenience translation is provided for the year ended December 31, 2013. These translations were calculated at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York, which as of December 31, 2013 was EUR1.00 = US Dollar 1.3779.

(2.7) Significant accounting policies

Amounts in the financial statements are measured at amortized/depreciated historical cost, except for derivatives and certain primary financial instruments which are measured at fair value in accordance with the relevant standards, as described below. The accounting policies apply to both the Successor and the Predecessor.

Revenue and expense recognition

(a) Revenue and income recognition and related accounts receivable

Revenue from the sale of goods and services generated through ordinary activities and other income are recognized as follows:

The Group mainly generates sales by selling carbon black to industrial customers for further processing. Revenue recognition is governed by the following principles. The amount of revenue is contractually specified between the parties and is measured at the fair value of the consideration received or to be received less value-added tax and any trade discounts and volume rebates granted.

Revenue is only recognized if the amount of revenue and the related costs incurred or to be incurred can be measured reliably and sufficiently probable that the economic benefits will flow to the Group. If these conditions are satisfied, revenue from the sale of goods is recognized when ownership and the associated risks from the sale have been transferred to the buyer. Warranty provisions are recognized for general selling risks on the basis of historical values.

Interest income is recognized pro rata temporis using the effective interest method.

(b) Expense recognition

Expenses are recognized in the period in which they are incurred.

Interest expenses are recognized using the effective interest method.

Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at fair value of the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in other operating expenses.

The assets and liabilities (net assets) of the acquiree are recognized at fair value. Any shares in an acquiree held before control is transferred must be revalued and any resulting changes in value recognized in the income statement under other operating income or expenses.

Any excess of the consideration transferred, non-controlling interest and the fair value of pre-existing interest in the acquiree over the fair value of the assets and liabilities of the acquiree is recognized as goodwill. After reviewing the fair values of net assets, any negative differences are recognized in the income statement.

Goodwill and intangible assets

Intangible assets acquired separately are recognized initially at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition.

Intangible assets with finite useful lives are amortized and, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, tested for impairment, cf. note (2.7) under “Impairment test.” Intangible assets with indefinite useful lives are not amortized, but are tested for impairment at least once a year. The useful lives of intangible assets are also re-assessed once a year.

(a) Goodwill

Goodwill does not have a finite useful life and is tested for impairment at least once a year.

(b) Franchises, industrial property rights and licenses (including capitalized development costs)

Franchises, industrial property rights and licenses are amortized straight line over a useful life of 3 to 15 years.

Customer relationships acquired in the business combination in 2011 are amortized over their useful life. The useful life is estimated on the basis of contractual arrangements and historical values and is approximately 8 years. The amortization amount is based on the economic life and the probability of continuing the customer relationship in the form of a churn rate.

Property, plant and equipment

Property, plant and equipment is carried at historical acquisition or production cost less accumulated depreciation. If events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, an impairment test is conducted as outlined in this section under “Impairment test”.

The cost of acquisition includes the purchase price and any costs directly attributable bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended. The cost of self-constructed assets within the Group comprises the direct cost of materials and labor, plus the applicable proportion of material and manufacturing overheads, including depreciation. Costs relating to obligations to dismantle or remove non-current assets at the end of their useful life are capitalized as acquisition or production costs at the time of acquisition or production. Property, plant and equipment are depreciated using the straight-line method over the expected useful life of the assets in years:

In years
Buildings	5-50
Plant and machinery	3-25
Furniture, fixtures and office equipment	3-25

The assets’ residual values and useful lives are reviewed and adjusted if appropriate, at the end of each reporting period.

Expenses for overhauls and major servicing (major repairs) are generally capitalized if it is probable that they will result in future economic benefits from an existing asset. They are then depreciated over the period until the next expected major repair date. Routine repairs and other maintenance work are expensed in the period in which they are incurred.

If major components of an asset have different useful lives, they are recognized and depreciated separately.

Gains and losses from the disposal of property, plant and equipment are calculated as the difference between the net proceeds of sale and the carrying amount and recognized in other operating income or other operating expenses.

Impairment test

Impairment of property, plant and equipment and other intangible assets with finite useful lives

The Group assesses property, plant and equipment and other intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If assets are determined to be impaired, the carrying amount of those assets is written down to their recoverable amount, which is the higher of fair value less costs to sell and value in use determined as the amount of estimated discounted future cash flows. For this purpose, assets are grouped based on separately identifiable and largely independent cash flows (cash generating units or “CGU”).

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement.

Impairment of goodwill

Goodwill is not amortized, but instead tested for impairment annually as at September 30, as well as whenever there are events or changes in circumstances (“triggering events”) which suggests that the carrying amount may not be recoverable. Goodwill is carried at cost less accumulated impairment losses.

For the purpose of testing goodwill for impairment, goodwill must be allocated pursuant to IAS 36 to the CGU that represents the lowest level within the entity at which the goodwill is monitored by management and is not larger than an operating segment within the meaning of IFRS 8. The goodwill impairment test was performed at the level of the two CGUs “Rubber” and “Specialties” representing the two operating segments.

If the carrying amount of one of the cash generating unit exceeds its recoverable amount, an impairment loss on goodwill is recognized accordingly. The recoverable amount is the higher of the CGU’s fair value less cost to sell and its value in use. Goodwill is carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed in future periods if the recoverable amount exceeds the carrying amount.

Value in use is determined by comparing the estimated future cash flows to be derived from the continuing use of the operating assets of the cash-generating unit with the carrying amounts of the assets of the cash-generating unit, including any goodwill allocated to it. The DCF (discounted cash flow) method is applied by firstly calculating the free cash flows to be derived from the relevant cash-generating unit and then discounting them as at the reporting date using a risk-adequate discount rate.

The discount rate is based on the specific circumstances of the Group and its operating segments and is derived from its weighted average cost of capital (WACC). The WACC takes into account both debt and equity.

The cost of equity is derived from the expected return on investment by the Group’s investors which is derived from a peer group. The cost of debt is based on standard market borrowing rates for peer group companies. Segment-specific risk is incorporated by applying individual beta factors which are then consolidated to get one WACC. The beta factors are determined annually based on publicly available market data.

For the period of the Predecessor combined financial statements, the impairment test was performed as at July 29, 2011. For the purpose of the impairment test calculation, management derived the recoverable amount of the two CGUs from the fair value measurement performed for the business combination in course of the acquisition of the Predecessor by Orion from Evonik which management believes is an observable market price. Thus the recoverable amount represents the fair value less cost to sell for the CGUs.

Investment in joint ventures

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Investments in joint ventures are accounted for using the equity method.

Under the equity method, the investment in a joint venture is initially recognized at cost. Cost includes all directly attributable acquisition-related costs. The concepts underlying the procedures in accounting for the acquisition of a subsidiary are also adopted in accounting for the acquisition of an investment in a joint venture. Goodwill relating to the joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the joint venture since the acquisition date. Distributions received from the investee reduce the carrying amount of the investment.

The Successor consolidated and Predecessor combined income statement reflects the Group’s share of the results of operations of the joint venture. Any change in Other Comprehensive Income (OCI) of those investees is presented as part of OCI. In addition, when there has been a change recognized directly in the equity of the joint venture, the Group recognize its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the joint venture are eliminated to the extent of the interest in the joint venture.

The financial statements of the joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on their investment in its joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value then recognizes the loss in the Successor consolidated or Predecessor combined income statement.

Inventories

The cost of inventories (raw materials, consumables and supplies, and merchandise) which have a similar nature or use is assigned by using the weighted average cost or the first-in, first-out formula. The cost of work in process and finished goods comprises the cost of raw materials, consumables and supplies (direct materials costs), direct personnel expenses (direct production costs), other direct costs and overheads attributable to production (based on normal operating capacity).

Emission rights

Emission rights acquired as part of the business combination in 2011 have been measured at their acquisition date’s fair value. Fair value was determined on the basis of the prices quoted on the European Energy Exchange (EEX).

Return obligations are determined on actual consumption and measured accordingly.

Both, the emission rights and the return obligations are subject to revaluation at each balance sheet date applying the actual price quotes of EEX.

Allocations of new emission rights by the emission trading authorities are recognized at cost with a value of EUR nil. The order of consumption is determined by using the first-in, first-out formula.

Other government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

For the period of the Predecessor combined financial statements, there were no purchased emission rights, but the Predecessor owned emission rights granted by the European government agencies. Analogously to IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance”, a token amount of 1 EUR is recognized for emissions rights allocated free of charge. Provisions are recognized for the fair value of any shortfall in emission rights compared to the emission rights granted and received from the government. If the level of emission rights received exceeds the expected requirements, a contingent asset will be disclosed where significant.

As at May 25, 2011 emission rights were transferred from Evonik Degussa GmbH and contributed as a payment in kind into the Predecessor’s equity measured at fair value. Fair value has been determined on the basis of the prices quoted on the EEX.

Cash and cash equivalents

Cash and cash equivalents comprise bank balances, checks and cash on hand.

Pension provisions

Pension provisions are measured in accordance with the projected unit credit method prescribed in IAS 19 Employee Benefits for defined benefit plans. This method takes into account the pensions known and expectancies earned by the employees as at the reporting date as well as the increases in salaries and pensions to be expected in the future.

The provisions for the German entities are measured on the basis of the biometric data in the 2005G mortality tables by Klaus Heubeck. Pension obligations outside Germany are determined in accordance with actuarial parameters applicable to such plans.

Actuarial gains and losses arise from the difference between the previously expected and the actual obligation parameters at year-end.

Actuarial gains and losses, net of tax, for the defined benefit plan are recognized in full in the period in which they occur in other comprehensive income. Such actuarial gains and losses are also immediately recognized in retained earnings and are not reclassified to profit or loss in subsequent periods.

The discount rate applied is determined based on a yield curve considering interest rates of corporate bonds with at least AA rating in the currencies consistent with the currencies of the post employment obligation (e.g. iBoxx € Corporates AA sub-indices) as set by an internationally acknowledged actuarial agency. The interest rate is extrapolated as needed along the yield curve to meet the expected term of our obligation. Assumptions are reviewed each reporting period.

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. Changes in the net defined benefit obligation from service costs comprising current service costs, past-service costs, gains and losses on curtailments are recorded in ‘cost of sales’, ‘administration expenses’ or ‘selling and distribution expenses’ and the net interest expense or income is recorded in finance costs and finance income.

Defined contribution obligations result in an expense in the period in which payment is made and arise from commitments and state pension schemes (statutory pension insurance).

Restructuring provisions

Restructuring provisions are recognized only when the recognition criteria for provisions are fulfilled. A constructive obligation exists when the main features if a detailed formal plan, that identifies the business or part of the business concerned, the location and number of employees affected a detailed estimate of the associated costs and an appropriate timeline, has been communicated to the employees affected.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Other provisions

Provisions are liabilities of uncertain timing or amount. They are recognized if a present obligation (legal or constructive) exists toward a third party as a result of a past event which will probably result in a future outflow of resources. The probable amount of the obligation must be reliably measurable.

If there are a number of similar obligations, the probability that there will be an outflow of economic benefits is determined by considering the class of obligations as a whole.

Provisions are recognized at their settlement value, which represents the best estimate of the expected outflow of economic benefits, and take future cost increases into account. Non-current provisions are discounted. Current provisions and current portions of non-current provisions are not discounted. Provisions are subsequently adjusted to reflect new findings.

The Group uses the block model to account for obligations from other long-term employee benefits regarding part-time early retirement agreements. After signing a part-time early retirement agreement, the employee’s original remaining time at the Group is divided into two blocks: During the first block the employee works fulltime. After completing the first block, the employee retires early which reflects the second block. The employee receives half of their salary for the duration of the part-time early retirement agreement as well as top-up amounts determined in the agreement. The top-up amounts are accumulated pro-rata over the first block of part-time early retirement. The early retirement scheme is considered a long-term employee benefit that is measured using the projected unit method and past service costs are considered in determining the respective obligation.

Deferred taxes, current income taxes

Current income tax receivables and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. They are calculated based on the tax rates and tax laws that are enacted or substantively enacted by the reporting date.

Deferred taxes are determined using the liability method in accordance with IAS 12 Income Taxes on temporary differences between the carrying amounts of assets and liabilities in the statement of financial position and their tax bases including differences arising as a result of consolidation as well as on loss and interest carryforwards and tax credits. They are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are initially recognized only to the extent that sufficient taxable profit will be available in the future to allow the benefit of part or all of the deferred tax assets to be utilized and their carrying amounts are subsequently reviewed at the end of each reporting period and reduced to the extent that the utilization is no longer probable. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that the utilization has become probable.

Income taxes relating to items recognized directly in equity are recognized in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability when they relate to income taxes levied by the same taxation authority.

Deferred tax assets and liabilities are recognized for all taxable temporary differences, except when the deferred tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Financial instruments

A financial instrument is any contractual right or obligation that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. They are recognized in the statement of financial position under financial assets or liabilities and trade receivables or payables.

When recognized initially, financial instruments are measured at fair value. In the case of financial instruments not measured subsequently at fair value through profit or loss, transaction costs that are directly attributable to their acquisition are also included.

Subsequent measurement depends on the classification of the financial instruments; non-current financial assets not measured at fair value are recognized at amortized cost using the effective interest method. The effective interest rate includes all attributable charges that represent interest.

A distinction is made between primary and derivative financial instruments.

(a) Primary financial instruments

Within the Group, primary financial assets are classified as “loans and receivables” and “available for sale”.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate (EIR) method, less impairment if applicable and indicated. Financial assets are derecognized if the contractual rights to receive payments have expired or have been transferred and the Group has substantially transferred all risks and rewards incidental to ownership.

Available-for-sale (AFS) financial investments include equity investments and debt securities. Equity investments classified as AFS are those that are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions.

In the Group, there were no instances in which financial assets were sold with securitization or repurchase agreements and would therefore have to be accounted for in full or part as a continuing involvement.

Primary financial liabilities are classified as “at amortized cost”. Financial liabilities are derecognized when they have been settled, i.e., when the obligations have been fulfilled, canceled or have expired.

The categories used are presented below:

“Loans and receivables” mainly comprise trade receivables and loans. Such assets are measured initially at fair value and subsequently at amortized cost using the effective interest method. If there is any objective evidence (triggering event) that the settlement values due will not be fully collectible under the normal course of business an impairment loss is charged. The amount of the impairment loss is based on historical values and is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows calculated using the effective interest rate.

Impairment losses are recognized in the income statement. If the cause of the impairment loss no longer exists, the impairment loss is reversed through profit or loss to a maximum of the asset’s amortized cost.

The “available-for-sale” category comprises equity instruments as well as other securities and is initially recognized at fair value. Subsequent changes in fair value are recognized in other comprehensive income, taking into account deferred taxes. If the fair value of such assets is not available or if it cannot be reliably determined, as in the case of certain unquoted equity instruments, the assets are measured at amortized cost.

At each reporting date, the Group assesses whether there is any objective evidence that a financial asset is impaired. Any significant or prolonged decrease in fair value below the carrying amount is regarded as objective evidence of impairment. In such cases the losses recognized in other comprehensive income are reclassified from other comprehensive income to profit or loss. If the cause of the impairment loss no longer exists, reversals of impairment losses relating to equity instruments are recognized in other comprehensive income. Only in the case of debt instruments reversals of impairment losses are recognized in profit or loss up to the amount of the original impairment loss. No reversals of impairment losses are charged on equity investments whose fair value cannot be reliably determined.

Trade payables and loans are assigned to the “liabilities at amortized cost” category. Liabilities are measured at amortized cost in accordance with the effective interest method.

Non-current financial instruments which do not bear interest at market rates are initially measured at fair value. Fair value is determined by discounting the expected cash flows as at acquisition date using the effective interest rate (present value).

(b) Derivative financial instruments

Derivative financial instruments (derivatives) are used to hedge exchange rate and commodity price risks. Hedging instruments in the form of forward exchange contracts and commodity futures contracts are accounted for, and are recognized initially as at the trade date. If there is no quoted price in an active market for a derivative, its fair value is determined using financial valuation models. Forward exchange contracts are valued using the forward exchange rate on the reporting date. The fair values of commodity derivatives are determined on the basis of the expected discounted cash flows from the instrument. The expected cash flows are calculated by applying the respective forward rates to the contractually specified payments.

Derivative financial instruments not qualifying as hedging instruments are recognized at fair value through profit or loss and are classified as held for trading.

(c) Hedge accounting

Within the Group, all hedging relationships are cash flow hedges. The purpose of cash flow hedges is to hedge the exposure to variability in future cash flows from a recognized asset or liability or a highly probable forecast transaction. A hedging relationship must meet certain criteria to qualify for hedge accounting. Detailed documentation of the hedging relationship and proof of the expected and actual effectiveness of the hedge (between 80% and 125%) are required. Hedge accounting must be discontinued when these conditions are no longer met. In the case of cash flow hedges, hedge accounting must also be discontinued when the forecast transaction is no longer probable, in which case any amount that has been recognized in other comprehensive income is reclassified from equity to profit or loss.

Changes in the fair value of the effective portion of hedging instruments are recognized in other comprehensive income. The ineffective portion of the changes in fair value is recognized in the income statement. Amounts recognized in other comprehensive income are reclassified to the income statement as soon as the hedged item is recognized in the income statement.

When the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

Fair value measurement

The Group measures financial instruments, such as, derivatives, at fair value at each balance sheet date. Also, fair values of financial instruments measured at amortized cost are disclosed. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Leases

A lease is an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time. The Group mainly acts as a lessee in operating leases.

Operating leases are all leases that do not qualify as finance leases (leases where, in accordance with the contractual terms, the lessee substantially bears all the risks and rewards of ownership of the asset).

Any resulting income and expenses are recognized in the income statement in the period in which they arise.

Contingent liabilities and other financial obligations

Except for contingent liabilities which had to be recognized as part of a business combination, contingent liabilities are possible or present obligations that arise from past events which are unlikely to result in an outflow of resources and are therefore not recognized in the statement of financial position. Other financial obligations result from unencumbered pending transactions, continuous obligations, public-law requirements or other financial obligations that are not recognized as liabilities or contingent liabilities and which are significant for an assessment of the financial position.

(3) Business combination

On April 16, 2011, Kinove German Bidco GmbH (subsequently renamed to Orion Engineered Carbons GmbH), a 100% subsidiary of Orion Engineered Carbons BondCo GmbH, which is a wholly-owned subsidiary of Orion Engineered Carbons Holdings GmbH, concluded a primary acquisition agreement with Evonik Degussa GmbH for the acquisition of the Evonik Industries AG Group’s Carbon Black business. On July 29, 2011, the acquisition was completed and Kinove German Bidco GmbH gained full control over the Evonik Carbon Black business. Kinove German Bidco GmbH acquired directly Orion Engineered Carbons GmbH as well as indirectly all related foreign subsidiaries through its 100% subsidiary Orion Engineered Carbons International GmbH.

The fair values of the identifiable assets and liabilities of the Orion Group on the acquisition date were as follows:

Fair value	In EUR k
Assets
Other intangible assets	145,875
Property, plant and equipment	324,935
Investments accounted for using the equity method	4,173
Trade receivables	5,816
Other non-current financial assets	2,679
Other non-current assets	316
Deferred tax assets	14,697

Non-current assets	498,491

Inventories	213,515
Trade receivables	244,847
Emission rights	20,386
Other current financial assets	2,876
Other current assets	42,281
Current income tax receivables	919
Cash and cash equivalents	39,390

Current assets	564,214

Total assets	1,062,705

Liabilities
Pension provisions	24,594
Other provisions	29,561
Other non-current financial liabilities	66
Non-current income tax liabilities	18,949
Deferred tax liabilities	48,955

Non-current liabilities	122,125

Other provisions	18,847
Trade payables	122,185
Other current financial liabilities	23,014
Current income tax liabilities	5,062
Other current liabilities	14,748

Current liabilities	183,856

Total liabilities	305,981

Total acquired net assets	756,724
Goodwill from the acquisition	48,512

Intangible assets mainly comprise customer relationships with a fair value of EUR 63,800k, EUR 57,720k (90.5%) of which are in Germany. Other customer relationships were identified in the US, South Korea, Brazil and South Africa. In Germany, unpatented production technologies were also recognized at EUR 39,700k, brands at EUR 17,200k, patents at EUR 11,900k, a non-compete agreement at EUR 6,670k and research and development projects at EUR 4,300k.

Goodwill was recognized as a result of the acquisition as follows:

In EUR k
Total consideration transferred	805,236
Fair value of identifiable assets	756,724
Goodwill	48,512

The goodwill is primarily attributable to the qualifications and technical skills of Orion’s employees. Recognized goodwill is not deductible from income taxes. Goodwill was allocated to each of the cash generating units (CGU) “Rubber” and “Specialties”. Goodwill of EUR 27,547k and EUR 20,965k were allocated to the “Rubber” and “Specialties” CGUs.

Total consideration transferred was as follows:

In EUR k
Purchase price paid to Evonik	585,319
Acquisition of a non-controlling interest in Orion Engineered Carbons Proprietary Limited South Africa, Port Elizabeth, South Africa	2,644
Redemption of clearing account liabilities to the former group	138,860
Redemption of shareholder loans to the former shareholders	78,413
Total	805,236

Transaction costs and taxes incurred as a result of the acquisition in the amount of EUR 38,953k were recorded in other operating expenses.

(4) Assumptions, the use of judgment and accounting estimates

The preparation of the consolidated and combined financial statements requires management to make estimates and assumptions about the future.

The use of judgment and estimates will not always correspond to subsequent circumstances.

Estimates will be adjusted, with any changes being recognized in profit and loss, as and when better knowledge is available. The assumptions and estimates entailing a significant risk of an adjustment of carrying amounts and liabilities during the next fiscal year are presented below and correspond to the carrying amounts presented in the consolidated statement of financial position.

In addition to the carve-out assumptions which impact the presentation of the Predecessor combined financial statements, the estimates and assumptions that constitute a significant risk that the carrying amounts of assets and liabilities may have to be adjusted within the next fiscal year are discussed below.

(a) Impairment of Goodwill

Goodwill is tested for impairment annually as at September 30 and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash generating unit (CGU) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. To determine the recoverable amount it is inherent to make assumptions and judgments of future developments. For further details, see note “(8.1) Goodwill and other intangible assets”.

(b) Recognition and Impairment of deferred tax assets

Deferred tax assets may only be recognized if it is probable that sufficient taxable income will be available in the future. If these expectations were not met, a write-down would have to be recognized in income for the deferred tax assets. For further details, see note “(8.12) Deferred and Curent taxes”.

(c) Measurement of pension provisions

Pension provisions are measured applying assumptions about discount rates, expected future pension increases and mortality tables. These assumptions may differ from the actual data due to a change in economic conditions or markets. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation and its long-term nature, a defined benefit obligation is sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date by obtaining actuarial reports for all material obligations.

In determining the appropriate discount rate, management considers the interest rates of corporate bonds in the respective currency with at least AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The underlying bonds are further reviewed for quality. Those having excessive credit spreads are removed from the population of bonds on which the discount rate is based, on the basis that they do not represent high quality bonds.

The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country.

Further details about the assumptions used, including those used for the sensitivity analysis, are given in note (8.9).

(d) Measurement of other provisions

Other provisions, especially provisions for restoration and environmental protection, litigation risks and restructuring are naturally exposed to significant forecasting uncertainties regarding the level and timing of the obligation. Orion has to make assumptions about the probability of occurrence of an obligation or future trends, such as value of the costs, on the basis of experience. Non-current provisions in particular are exposed to forecasting uncertainties. In addition, the level of non-current provisions depends to a large extent on the selection and development of the market-oriented discount rate see also note “(8.10) Other provisions”.

(5) List of shareholdings

The following entities are included in the Successor consolidated financial statements as subsidiaries or joint ventures at December 31, 2013.

Successor
As at Dec 31, 2013
Shareholding
Controlled entities
Orion Engineered Carbons Holdings GmbH, Frankfurt am Main, Germany
Orion Engineered Carbons Bondco GmbH, Frankfurt am Main, Germany	100%
Orion Engineered Carbons International GmbH, Frankfurt am Main, Germany	100%
Kinove Italian Bidco S.R.L., Ravenna, Italy	100%
Orion Engineered Carbons France Holdco SAS, Paris, France	100%
Blackstar Engineered Carbons Portugal Holdco, Unipessoal, Lda., Sines, Portugal	100%
Orion Engineered Carbons USA Holdco, LLC, Kingwood, USA	100%
Orion Engineered Carbons Korea Holdco Co., Ltd., Bupyeong-gu, South Korea	100%
Norcarb Engineered Carbons Sweden HoldCo AB, Malmö, Sweden	100%
Orion Engineered Carbons S.r.l. Italy, Ravenna, Italy	100%
Orion Engineered Carbons S.A.S. France, Ambès, France	100%
Carbogal Engineered Carbons S.A. Portugal, Sines, Portugal	100%
Orion Engineered Carbons LLC USA, Kingwood, USA	100%
Orion Engineered Carbons Co. Ltd. Korea, Bupyeong-gu, South Korea	100%
Orion Engineered Carbons sp. z o.o. Poland, Jaslo, Poland	100%
Norcarb Engineered Carbons AB Sweden, Malmö, Sweden	100%
Orion Engineered Carbons Ltda. Brazil, São Paulo, Brazil	100%
Orion Engineered Carbons Proprietary Limited South Africa, Port Elizabeth, South Africa	100%
Orion Engineered Carbons GmbH, Frankfurt am Main, Germany	100%
Orion Engineered Carbons KK Japan, Tokyo, Japan (since November 1, 2011)	100%
Orion Engineered Carbons Pte. Ltd., Singapore, Singapore (since November 1, 2011)	100%
Orion Engineered Carbons Trading Co. Ltd., Shanghai, China (since January 1, 2012)	100%
CB International Services Company GmbH, Frankfurt, Germany (formerly Carbon Black HoldCo GmbH, Essen, Germany)	100%
Carbon Black OpCo GmbH, Essen, Germany	100%
Joint ventures
Kommanditgesellschaft Deutsche Gasrusswerke G.m.b.H. & Co, Dortmund, Germany	54%
Deutsche Gasrusswerke Gesellschaft mit beschränkter Haftung, Dortmund, Germany	50%

Although Orion holds 54% of shares as at December 31, 2013 and 2012 in Kommanditgesellschaft Deutsche Gasrusswerke G.m.b.H. & Co, Dortmund, Germany (DGW KG), the terms and conditions of the articles of association and other bylaws impede that Orion controls the company. Therefore DGW KG is recognized as a joint venture applying the equity method.

(6) Operating segments

The Group’s business is organized by product for corporate management purposes and has the following two reportable operating segments: “Rubber” and “Specialties”.

Management monitors the operating segments’ results separately in order to facilitate decisions regarding the allocation of resources and determine the segments’ performance. The performance of the segments is assessed by reference to adjusted EBITDA as defined in the financing arrangement relating to the acquisition of shares (see below) and evaluated in accordance with the profit or loss Group financing (including finance costs and finance income), non-recurring expenses and income, and income taxes are managed on a group basis and are not allocated to operating segments.

Other adjustments are not allocated to the individual segments as the underlying financial instruments are managed on a group basis.

Segment reconciliation for the year ended 2013:

	USD Convenience Translation			Successor
	In USD k			In EUR k
	Period ended Dec 31,			Period ended Dec 31,
	2013			2013
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
Revenue	1,308,113	537,749	1,845,862	949,353	390,267	1,339,620
Cost of sales	(1,106,870)	(368,606)	(1,475,476)	(803,302)	(267,513)	(1,070,815)
Gross profit	201,244	169,143	370,386	146,051	122,754	268,805
Adjusted EBITDA	128,356	135,017	263,373	93,153	97,988	191,141
Adjusted EBITDA Margin	9.8%	25.1%	14.3%	9.8%	25.1%	14.3%
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	(66,733)	(38,070)	(104,803)	(48,431)	(27,629)	(76,060)
Share of profit of joint venture (note (7.5))	(504)	–	(504)	(365)	–	(365)
Other adjustments			(42,479)			(30,829)
EBIT			115,587			83,886

Segment reconciliation for the years ended 2012 and 2011:

	Successor
	In EUR k			In EUR k
	Period ended Dec 31,			Period ended Dec 31,
	2012			2011
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
Revenue	997,464	400,067	1,397,531	407,028	138,048	545,076
Cost of sales	(841,516)	(274,459)	(1,115,975)	(356,728)	(98,412)	(455,140)
Gross profit	155,948	125,608	281,556	50,300	39,636	89,936
Adjusted EBITDA	98,646	89,374	188,020	31,672	26,183	57,855
Adjusted EBITDA Margin	9.9%	22.3%	13.5%	7.8%	19.0%	10.6%
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	(38,424)	(20,853)	(59,277)	(16,357)	(7,059)	(23,416)
Share of profit of joint venture (note (7.5))	(448)	–	(448)	(174)	–	(174)
Other adjustments			(40,583)			(50,263)
EBIT			87,712			(15,998)

Segment reconciliation for the period from January 1, 2011 to July 29, 2011:

	Predecessor
	In EUR k
	Period ended Jul 29,
	2011
	Rubber	Specialties	Total segments
Revenue from external customers	543,694	236,923	780,617
Cost of sales	(469,548)	(141,978)	(611,526)
Gross profit	74,146	94,945	169,091
Adjusted EBITDA	42,682	68,981	111,663
Adjusted EBITDA Margin	7.9%	29.1%	14.3%
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	–	–	(22,435)
Share of profit of joint venture (note (7.5))	(497)	–	(497)
Other adjustments and corporate center charges			107,235
EBIT			195,963

Definition of “adjusted EBITDA”

“EBIT” (operating result) is defined as profit or loss for the period before income taxes and finance income and finance costs. “EBITDA” is defined as EBIT before depreciation, amortization and impairment losses. For management reporting purposes and as defined in the indenture agreement governing our senior secured notes, “adjusted EBITDA” is defined as EBITDA adjusted for non-recurring income and expenses and profit or loss from joint ventures. Non-recurring income and expenses are effects which result from items which management considers to be one-off or non operating. “Adjusted EBITDA” is the management’s measure of the segment result.

Adjusted EBITDA is based on sales volume of 968.3kt (Rubber: 777.7kt/Specialties: 190.6kt), 949.6kt (Rubber: 764.4kt/Specialties: 185.2kt) for the year ended December 31, 2013, 2012 and 1,053.5kt (Rubber: 869.6kt/Specialties 183.9kt) for the year ended December 31, 2011 of which 417.5kt (Rubber: 348.5kt/Specialties: 69.0kt) are associated to the period from July 30, 2011 to December 31, 2011.

Adjusted EBITDA is reconciled to profit or loss as follows:

Reconciliation of profit or loss	USD Convenience Translation	Successor			Predecessor
	In USD k	In EUR k			In EUR k
	Period ended Dec 31,	Period ended Dec 31,			Period ended Jul 29,
	2013	2013	2012	2011	2011
Adjusted EBITDA	263,373	191,141	188,020	57,855	111,663
Share of profit of joint venture (note (7.5))	(504)	(365)	(448)	(174)	(497)
Acquisition and related expenses(1)	–	–	(1,555)	(40,514)	–
Restructuring expenses(2)	(20,870)	(15,146)	(20,365)	(1,000)	–
Consulting fees related to Group strategy(3)	(17,202)	(12,484)	(12,554)	(5,088)	–
Expenses related to capitalized emission rights(4)	(3,729)	(2,706)	(4,296)	(9,083)	(1,030)
Other non-operating(5)	(678)	(494)	(1,812)	5,422	108,263
EBITDA	220,390	159,946	146,990	7,418	218,399
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	(104,803)	(76,060)	(59,276)	(23,416)	(22,435)
Earnings before taxes and finance income/costs (operating result (EBIT))	115,587	83,886	87,714	(15,998)	195,963
Other finance income	23,655	17,167	5,190	7,615	281
Share of profit of joint ventures (note (7.5))	504	365	448	174	497
Finance costs	(155,609)	(112,932)	(103,557)	(76,021)	(12,032)
Income taxes	(10,120)	(7,345)	(8,915)	9,805	(62,052)
Consolidated profit or loss for the period	(25,985)	(18,858)	(19,120)	(74,425)	122,658

(1)	Acquisition related expenses primarily include direct costs from the Acquisition of Evonik Carbon Black and the formation of Orion.

(2)	Restructuring expenses primarily include personnel-related costs, IT-related costs as a result of the separation from Evonik systems and Sines (Portugal) plant closure costs.

(3)	Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies. For the period ended July 29, 2011, the amount reflects the corporate center charges by Evonik

(4)	Expenses related to capitalized emission rights results from the consumption and revaluation of emission rights that were capitalized as part of the Acquisition.

(5)	Other non-operating includes a reversal of impairment of inventory in period ended December 31, 2011 and debt waiver in connection with the carve-out of the Predecessor from Evonik of total EUR 129,311k offset by corporate center charges of EUR 21,048k in the period ended July 29, 2011.

Geographic information

	USD Convenience Translation	Successor			Predecessor
Revenues	In USD k	In EUR k			In EUR k
	Period ended Dec 31,	Period ended Dec 31,			Period ended Jul 29,
	2013	2013	2012	2011	2011
Country of domicile of the group	722,321	524,219	543,969	236,625	361,352
North America	514,982	373,744	390,574	136,102	180,042
South Korea	356,738	258,900	277,112	107,748	138,141
Brazil	125,528	91,101	81,351	24,899	32,116
South Africa	84,407	61,258	68,769	31,532	43,343
Other	29,555	21,449	26,466	3,645	25,623
Rest of Europe	12,331	8,949	9,290	4,527	–
Total	1,845,862	1,339,620	1,397,531	545,078	780,617

The segment revenue information above is attributed to the entity’s country of domicile in the years 2011-2013. Revenue generated with the largest customer was EUR 162,080k, EUR 159,027k, EUR 72,059k, EUR 95,253k for the years ended December 31, 2013, 2012 and 2011 and the period from January 1 to July 29, 2011 in the “Rubber” segment. There are no other customers which account for more than 10% of revenue.

	USD Convenience Translation	Successor
Goodwill, intangible assets, property, plant and equipment	In USD k	In EUR k
	As at Dec 31,	As at Dec 31,
	2013	2013	2012
Rest of Europe	252,422	183,193	186,963
Country of domicile of the group	236,489	171,630	188,259
North America	69,245	50,254	38,501
South Korea	87,175	63,267	61,758
South Africa	31,131	22,593	25,918
Brazil	22,461	16,301	22,559
Other	316	229	202
Total	699,238	507,467	524,160

Non-current assets for this purpose mainly consist of property, plant and equipment and intangible assets including goodwill.

(7) Notes to the Successor consolidated and Predecessor combined income statement

(7.1) Revenue

	USD Convenience Translation	Successor			Predecessor
	In USD k	In EUR k			In EUR k
	Period ended Dec 31,	Period ended Dec 31,			Period ended Jul 29,
	2013	2013	2012	2011	2011
Revenue from the sale of goods	1,836,415	1,332,763	1,392,725	543,716	779,316
Revenue from the provision of services	9,448	6,857	4,806	1,360	1,301
Total	1,845,863	1,339,620	1,397,531	545,076	780,617

See the segment report (note (6)) for a more detailed explanation of revenue.

(7.2) Other operating income

	USD Convenience Translation	Successor			Predecessor
	In USD k	In EUR k			In EUR k
	Period ended Dec 31,	Period ended Dec 31,			Period ended Jul 29,
	2013	2013	2012	2011	2011
Income from the currency translation of monetary items	1,658	1,203	5,989	6,546	4,624
Income from cost allocations to Evonik	–	–	2,634	1,400	–
Income from non-recurring effects	–	–	1,294	–	129,311
Income from the valuation of derivatives	4,498	3,264	4,787	1,042	6,300
Gain on disposals of assets	–	–	–	–	13
Income from the reversal of provisions	410	298	1,456	2,087	140
Cost transfers to business partners	1,758	1,276	–	–	–
Miscellaneous income	3,173	2,303	2,383	992	4,569
Total	11,497	8,344	18,543	12,067	144,958

(7.3) Other operating expenses

	USD Convenience Translation	Successor			Predecessor
	In USD k	In EUR k			In EUR k
	Period ended Dec 31,	Period ended Dec 31,			Period ended Jul 29,
	2013	2013	2012	2011	2011
Restructuring expenses	20,870	15,146	20,365	1,000	–
Consulting fees related to Group strategy	17,202	12,484	12,554	5,088	–
Expenses from the currency translation of monetary items	4,313	3,130	6,572	4,440	6,523
Expenses from the valuation of derivatives	3,044	2,209	4,241	3,027	4,526
Expenses from allocations to other provisions	744	540	2,263	2,120	–
Loss on the disposal of assets	143	104	41	289	80
Expenses from increases in provisions	–	–	–	–	379
Impairment loss on trade receivables	–	–	–	–	547
Acquistion and related expenses	–	–	1,554	40,514	–
Miscellaneous expenses	6,858	4,977	4,833	525	19,693
Total	53,173	38,590	52,423	57,003	31,748

For the period from January 1 to July 29, 2011 miscellaneous operating expenses mainly relate to shared service center costs and corporate center charges.

(7.4) Finance income and costs

	USD Convenience Translation	Successor			Predecessor
	In USD k	In EUR k			In EUR k
	Period ended Dec 31,	Period ended Dec 31,			Period ended Jul 29,
	2013	2013	2012	2011	2011
Income from exchange differences	17,473	12,681	3,724	6,995	–
Interest income on loans and receivables	–	–	–	–	165
Interest from the discounting of other provisions	–	–	–	150	7
Other interest income	6,182	4,487	1,466	470	94
Other financial income	–	–	–	–	15
Finance income	23,655	17,167	5,190	7,615	281
Interest expenses from loans	(130,144)	(94,451)	(94,722)	(46,775)	(11,060)
Expenses from exchange differences	(18,684)	(13,560)	(3,921)	(28,172)	–
Other interest expenses	(1,852)	(1,344)	(876)	(149)	(146)
Net interest cost from pensions	(2,092)	(1,518)	(956)	(521)	(825)
Interest expenses from the unwinding of discounts on other provisions	(799)	(580)	(1,179)	(403)	–
Other finance expenses	(2,038)	(1,479)	(1,903)	–	–
Finance costs	(155,609)	(112,932)	(103,557)	(76,021)	(12,032)
Financial result without share of profit or loss from joint ventures	(131,955)	(95,765)	(98,367)	(68,406)	(11,750)

Borrowing costs were not capitalized. Interest expenses from loans resulted from note financing with an amount of EUR 54,416k, EUR 58,901k and EUR 32,136k for the years ended December 31, 2013, December 31, 2012 and December 31, 2011, and interest expenses from loans received from Evonik amounting to EUR 11,060k for the period from January 1 to July 29, 2011, shareholder loans with an amount of EUR 32,502k, EUR 29,410k and EUR 11,702k for the years ended December 31, 2013, December 31, 2012 and December 31, 2011, arrangement fees for the revolving credit facility with an amount of EUR 2,312k, EUR 2,803k and 999k for the years ended December 31, 2013, December 31, 2012 and December 31, 2011 and the reversal of capitalized transaction costs with an amount of EUR 5,220k, EUR 3,608k and EUR 1,721k for the years ended December 31, 2013, December 31, 2012 and December 31, 2011. In 2012, other finance expenses result from the voluntary repayment of 10% of the volume of the bond to the lenders on June 15, 2012. The note was repaid at a purchase price of 103% of the nominal amount and resulted in early repayment penalties of EUR 1,903k.

(7.5) Share of profit of joint ventures

	USD Convenience Translation	Successor			Predecessor
	In USD k	In EUR k			In EUR k
	Period ended Dec 31,	Period ended Dec 31,			Period ended Jul 29,
	2013	2013	2012	2011	2011
Income from accounting for joint ventures using the equity method	504	365	448	174	497

The income results from the share in the joint venture Kommanditgesellschaft Deutsche Gasrusswerke GmbH & Co.

(7.6) Income taxes

Income tax expense is as follows:

	USD Convenience Translation	Successor			Predecessor
	In USD k	In EUR k			In EUR k
	Period ended Dec 31,	Period ended Dec 31,			Period ended Jul 29,
	2013	2013	2012	2011	2011
Current income taxes	(25,009)	(18,150)	(20,166)	(587)	(62,732)
(thereof income taxes attributable to the prior year)	–	–	–	–	187
Deferred taxes	14,889	10,805	11,252	10,393	680
(thereof on temporary differences)	5,203	3,776	5,713	2,411	3,516
Total	(10,120)	(7,345)	(8,915)	9,805	(62,052)

A corporate income tax rate of 15% was used to calculate deferred taxes for the German entities. A solidarity surcharge of 5.5% on the corporate income tax and a trade tax rate of 14.18%, 14.18%, 15.05% and 14.83% for the years ended December 31, 2013, 2012 and 2011 and for the period from January 1 to July 29, 2011 were also taken into account in the calculation. As a result, the overall tax rate for the German entities was 30.00%, 30.00%, 30.88%, 30.66% for the years ended December 31, 2013, 2012 and 2011 and the period from January 1 to July 29, 2011. The deferred taxes for the foreign entities were calculated using their respective country-specific tax rates.

The tax reconciliation shows the difference between the expected income taxes to the effective income taxes in the income statement using the German overall tax rate of 30.00%, 30.00%, 30.88%, 30.66% for the years ended December 31, 2013, 2012 and 2011 and the period from January 1 to July 29, 2011, respectively.

	USD Convenience Translation	Successor			Predecessor
	In USD k	In EUR k			In EUR k
	Period ended Dec 31,	Period ended Dec 31,			Period ended Jul 29,
	2013	2013	2012	2011	2011
Income before income taxes (loss)	(15,864)	(11,513)	(10,206)	(84,230)	184,710
Expected income tax thereon (income)	(4,760)	(3,454)	(3,062)	(26,010)	56,632
Tax rate differential	408	296	891	1,173	7,597
Change in valuation allowance on deferred tax assets set up for loss carryforwards and losses without recognition of deferred taxes	12,044	8,741	2,993	2,939	931
Change in the tax rate and tax laws	(1,492)	(1,083)	(739)	30	(14)
Income taxes for prior years	–	–	–	–	(3,158)
Tax on non-deductible interest expenses	6,020	4,369	5,158	2,646	–
Taxes on other non-deductible expenses, and non-deductible taxes	1,345	976	4,956	9,618	236
Tax effect on tax-free income	(3,409)	(2,474)	(1,341)	25	(152)
Tax effect on profit or loss from investments accounted for using the equity method	99	72	59	(54)	–
Other tax effects	(135)	(98)	(1)	(173)	(20)
Effective income taxes as reported in the income statement expense (income)	10,120	7,345	8,915	(9,805)	62,052
Effective tax rate in %	-63.80%	-63.80%	-87.34%	11.64%	33.59%

(8) Notes to the statement of financial position

(8.1) Goodwill and other intangible assets

Intangible assets developed as follows:

	Successor
Cost	Goodwill	Franchises, industrial property rights, licenses	Other intangible assets	Total
	In EUR k
As at Jan 01, 2012	48,512	146,421	751	195,684
Currency translation	–	70	–	70
Additions	–	457	15,862	16,319
Disposals	–	(42)	(711)	(753)
Reclassifications	–	244	–	244
As at Dec 31, 2012	48,512	147,151	15,902	211,565
As at Jan 01, 2013	48,512	147,151	15,902	211,565
Currency translation	–	(366)	(695)	(1,061)
Additions	–	–	5,674	5,674
Reclassifications	–	(3,335)	3,335	–
As at Dec 31, 2013	48,512	143,450	24,216	216,178

	USD Convenience Translation
	In USD k
As at Jan 01, 2013	66,845	202,759	21,911	291,515
Currency translation	–	(504)	(958)	(1,462)
Additions	–	–	7,818	7,818
Reclassifications	–	(4,595)	4,595	–
As at Dec 31, 2013	66,845	197,659	33,367	297,871

	Successor
Amortization	Goodwill	Franchises, industrial property rights, licenses	Other intangible assets	Total
	In EUR k
As at Jan 01, 2012	–	6,402	25	6,427
Currency translation	–	3	4	6
Additions	–	15,797	(183)	15,614
Disposals	–	(37)	–	(37)
As at Dec 31, 2012	–	22,165	(155)	22,010
As at Jan 01, 2013	–	22,165	(155)	22,010
Currency translation	–	(86)	173	87
Additions	–	15,078	4,989	20,067
Reclassifications	–	(770)	770	–
As at Dec 31, 2013	–	36,387	5,777	42,164

	USD Convenience Translation
	In USD k
As at Jan 01, 2013	–	30,542	(213)	30,328
Currency translation	–	(118)	238	120
Additions	–	20,776	6,874	27,650
Reclassifications	–	(1,061)	1,061	–
As at Dec 31, 2013	–	50,138	7,960	58,098

	Successor
Carrying amount	Goodwill	Franchises, industrial property rights, licenses	Other intangible assets	Total
	In EUR k
As at Dec 31, 2012	48,512	124,985	16,057	189,554
As at Dec 31, 2013	48,512	107,062	18,439	174,013

	USD Convenience Translation
	In USD k
As at Dec 31, 2013	66,845	147,521	25,407	239,773

Impairment testing of goodwill and intangible assets with indefinite lives

Goodwill acquired through business combinations has been allocated to the two CGUs below, which are also operating and reportable segments for impairment testing:

•	Rubber CGU

•	Specialties CGU

Carrying amount of goodwill allocated to each of the CGUs

•	Rubber EUR 27,547k and EUR 27,547k as at December 31, 2013 and 2012

•	Specialties EUR 20,965k and EUR 20,965k as at December 31, 2013 and 2012

The Group performed its annual impairment test in September 2013 and 2012.

A comparison of the cash-generating units’ assets with their value in use did not result in an impairment.

Rubber CGU

The recoverable amount of the Rubber CGU as at December 31, 2013 has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The pre-tax discount rate applied to cash flow projections is 10.7% (2012: 6.1%) and cash flows beyond the five-year period are extrapolated using a 1.0% growth rate (2012: 1.0%). It was concluded that the fair value less costs of disposal did not exceed the value in use. As a result of this analysis, no impairment charge against goodwill had to be considered.

Specialties CGU

The recoverable amount of the Pigment CGU as at December 31, 2013 is also determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The pre-tax discount rate applied to the cash flow projections is 10.7% (2012: 6.1%). The growth rate used to extrapolate the cash flows of the unit beyond the five-year period is 1.0% (2012: 1.0%).

As a result of the updated analysis, no impairment charge against goodwill was recognized.

Key assumptions used in value in use calculations

The calculation of value in use for both Rubber and Specialties is most sensitive to the following assumptions:

•	Cash flow

•	Discount rates

Cash flow – the cash flows applied are based on the projections from financial budgets approved by senior management covering a five-year period.

Discount rates – Discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and its operating segments and is derived from its weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the Group is obliged to service. Segment-specific risk is incorporated by applying beta factors. The beta factors are evaluated annually based on publicly available market data.

Sensitivity to changes in assumptions

Cash flow – A decreased demand can lead to a decline in cash flow. A decrease in cash flow of EUR 20,000k would result in impairment in the Rubber unit. A decrease in cash flow of EUR 70,000k would result in impairment in the Specialties unit.

Discount rates – A rise in pre-tax discount rate by 2.8 percentage points in the Rubber unit would result in impairment. A rise in pre-tax discount rate by 16.2 percentage points in the Specialties unit would result in impairment.

With regard to the assessment of the value in use of the cash-generating units to which goodwill is allocated, management believes that no reasonably possible change in any of the key assumptions would cause the carrying value of the cash-generating units to materially exceed their recoverable amounts.

Franchises, industrial property rights, licenses mainly include assets with a remaining useful lifetime of 5.5 years (customer relations with historical cost totaling EUR 63,800k) and 12.5 years (know-how, production technologies and patents with historical cost totaling EUR 55,900k and trademarks with historical cost totaling EUR 17,200k).

(8.2) Property, plant and equipment

Property, plant and equipment developed as follows:

	Successor
Cost	Land, land rights and buildings	Plant and machinery	Other equipment, furniture and fixtures	Prepayments and constructions in progress	Total
	In EUR k
As at Jan 01, 2012	88,632	220,134	13,319	20,647	342,732
Currency translation	1,793	(2,351)	(102)	(74)	(734)
Additions	799	3,137	1,470	49,619	55,025
Disposals	(3)	(1,162)	(150)	(20)	(1,335)
Reclassifications	1,646	12,776	1,201	(15,867)	(244)
As at Dec 31, 2012	92,867	232,534	15,738	54,305	395,444
As at Jan 01, 2013	92,867	232,534	15,738	54,305	395,444
Currency translation	(6,600)	(10,604)	(477)	(1,618)	(19,299)
Additions	2,953	40,118	538	27,871	71,480
Reclassifications	20,458	25,667	(2,762)	(43,363)	–
As at Dec 31, 2013	109,678	287,715	13,037	37,195	447,625

	USD Convenience Translation
	In USD k
As at Jan 01, 2013	127,961	320,409	21,685	74,827	544,882
Currency translation	(9,094)	(14,611)	(657)	(2,229)	(26,592)
Additions	4,069	55,279	741	38,403	98,492
Reclassifications	28,189	35,367	(3,806)	(59,750)	–
As at Dec 31, 2013	151,125	396,442	17,964	51,251	616,782

	Successor
Depreciation	Land, land rights and buildings	Plant and machinery	Other equipment, furniture and fixtures	Prepayments and constructions in progress	Total
	In EUR k
As at Jan 01, 2012	1,508	13,787	1,914	14	17,223
Currency translation	60	(31)	33	–	62
Additions	3,627	34,769	5,266	–	43,662
Disposals	–	(81)	(14)	(14)	(109)
As at Dec 31, 2012	5,194	48,444	7,199	–	60,837
As at Jan 01, 2013	5,194	48,444	7,199	–	60,837
Currency translation	770	(2,260)	(1,171)	–	(2,661)
Additions	7,755	44,887	3,349	–	55,991
As at Dec 31, 2013	13,719	91,071	9,377	–	114,167

	USD Convenience Translation
	In USD k
As at Jan 01, 2013	7,157	66,751	9,920	–	83,828
Currency translation	1,061	(3,114)	(1,614)	–	(3,667)
Additions	10,686	61,850	4,615	–	77,150
As at Dec 31, 2013	18,904	125,487	12,921	–	157,311

Carrying amount	Land, land rights and buildings	Plant and machinery	Other equipment, furniture and fixtures	Prepayments and constructions in progress	Total
	In EUR k
As at Dec 31, 2012	87,673	184,090	8,539	54,305	334,607
As at Dec 31, 2013	95,959	196,644	3,660	37,195	333,458

	USD Convenience Translation
	In USD k
As at Dec 31, 2013	132,221	270,956	5,043	51,251	459,471

(8.3) Trade receivables, other financial assets

	USD Convenience Translation			Successor
	In USD k			In EUR k
	As at Dec 31,			As at Dec 31,
	2013			2013			2012
	Total	Thereof current	Thereof non-current	Total	Thereof current	Thereof non-current	Total	Thereof current	Thereof non-current
Trade receivables	272,304	272,304	–	197,623	197,623	–	212,988	212,988	–
Receivables from hedges/ derivatives	624	624	–	453	453	–	4,110	4,090	21
Loans	2,092	–	2,092	1,518	–	1,518	1,644	–	1,644
Miscellaneous financial assets	608	370	238	441	268	173	529	441	88
Other financial assets	3,324	994	2,330	2,413	721	1,691	6,283	4,531	1,752
Total	275,629	273,298	2,330	200,035	198,344	1,691	219,271	217,519	1,752

Cash and cash equivalents which are also financial assets are presented under note (8.7).

(a) Trade receivables

The risk and age structure for trade receivables is as follows:

	USD Convenience Translation	Successor
	In USD k	In EUR k
	As at Dec 31,	As at Dec 31,
	2013	2013	2012
Impaired receivables	1,862	1,351	138
Gross amount (before impairment losses, including the gross amount of flat rate allowances)	6,472	4,697	4,835
Impairment losses (including flat rate allowances)	4,610	3,346	4,697
Unimpaired receivables	270,443	196,272	212,850
Not due	230,149	167,029	188,610
Past due by
Up to 3 months	38,140	27,680	23,761
3 to 6 months	1,072	778	334
6 to 9 months	15	11	109
9 to 12 months	116	84	3
More than 1 year	951	690	33
Total	272,305	197,623	212,988

See below for the movements in the provision for impairment of receivables:

Successor
In EUR k
As at Jan 1, 2012	5,878
Development	(705)
Unused amounts reversed	(476)
As at Dec 31, 2012	4,697
As at Jan 1, 2013	4,697
Development	(1,162)
Unused amounts reversed	(189)
As at Dec 31, 2013	3,346

USD Convenience Translation
In USD k
As at Jan 1, 2013	6,472
Development	(1,601)
Unused amounts reversed	(260)
As at Dec 31, 2013	4,610

(b) Receivables from derivatives/hedges

EUR 397k (prior year: EUR 157k) of receivables from derivatives relates to the mark-to-market measurement of current foreign currency derivatives and EUR 56k (prior year: EUR 3,952k of which EUR 21k is non-current) relates to the mark-to-market measurement of purchase and sale contracts (commodity derivatives).

(c) Loans

The loans are neither due nor impaired.

(8.4) Inventories

	USD Convenience Translation	Successor
	In USD k	In EUR k
	As at Dec 31,	As at Dec 31,
	2013	2013	2012
Raw materials, consumables and supplies	73,430	53,291	70,581
Work in process	954	693	9,356
Finished goods and merchandise	95,333	69,187	73,526
Total	169,718	123,171	153,463

Inventories of EUR 856,189k (prior year: EUR 873,359k) were recognized as an expense in the fiscal year.

The additional impairment on historical cost of EUR 3,591k made as part of the purchase price allocation was reversed by December 31, 2011 and was the most significant reversal of impairment losses in 2011. The effect on earnings is recognized under the non-recurring effects.

In fiscal years 2013 and 2012, impairment losses were recognized on raw materials, consumables and supplies and on merchandise. Impairment losses on inventories amounted to EUR 4,982k in the fiscal year (prior year: EUR 4,262k).

(8.5) Emission rights

Emission rights were recognized for the first time as part of the business combination.

Emission rights acquired as part of the business combination in 2011 were fully utilized during fiscal year 2013.

They developed as follows:

Successor
Cost	In EUR k
As at Jan 01, 2012	20,233
Disposals due to surrender obligations for the prior year	(10,525)
As at Dec 31, 2012	9,708
As at Jan 01, 2013	9,708
Disposals due to surrender obligations for the prior year	(4,780)
As at Dec 31, 2013	4,928

USD Convenience Translation
In USD k
As at Jan 01, 2013	13,377
Disposals due to surrender obligations for the prior year	(6,586)
As at Dec 31, 2013	6,790

Successor
Impairment loss	In EUR k
As at Jan 01, 2012	9,115
Annual Impairment	333
Disposal	(5,070)
As at Dec 31, 2012	4,378
As at Jan 01, 2013	4,378
Annual Impairment	729
Disposal	(2,156)
As at Dec 31, 2013	2,951

USD Convenience Translation
In USD k
As at Jan 01, 2013	6,032
Change	1,004
Disposal of historical impairment losses	(2,971)
As at Dec 31, 2013	4,066

Successor
Carrying amount	In EUR k
As at Dec 31, 2012	5,330
As at Dec 31, 2013	1,977

USD Convenience Translation
In USD k
As at Dec 31, 2013	2,724

(8.6) Other assets

	USD Convenience Translation			Successor
	In USD k			In EUR k			In EUR k
	As at Dec 31,			As at Dec 31,			As at Dec 31,
	2013			2013			2012
	Total	Thereof current	Thereof non-current	Total	Thereof current	Thereof non-current	Total	Thereof current	Thereof non-current
Miscellaneous other receivables	53,610	53,168	442	38,907	38,587	320	52,126	51,748	378
Prepaid expenses	7,389	2,155	5,234	5,362	1,564	3,798	8,658	3,500	5,158
Total	60,999	55,323	5,676	44,269	40,151	4,119	60,784	55,248	5,536

Miscellaneous other receivables in the financial year are mainly related to VAT (EUR 28,546k and EUR 40,743k as at December 31, 2013 and 2012).

Prepaid expenses mainly include other unamortized transaction costs of EUR 4,972k and EUR 6,607k as at December 31, 2013 and 2012 (of which EUR 3,552k and EUR 5,159k is non-current) incurred in connection with a revolving credit facility that has not been utilized to date.

(8.7) Cash and cash equivalents

Cash and cash equivalents of EUR 70,403k (prior year: EUR 74,789k) include bank balances and cash on hand.

(8.8) Equity

(a) Subscribed capital

The Company’s fully paid-in capital stock amounted to EUR 25k as at December 31, 2013 and 2012. It was contributed by the shareholders in March 2011 as part of the establishment of the Company and is held in full by Kinove Luxembourg Holdings 2 S.à. r.l. (LuxCo2). The latter is indirectly held by the Principal Shareholders and another co-investor.

(b) Reserves

On July 28, 2011, a shareholder resolution was approved to make an additional contribution of EUR 43,725k to Orion’s equity as part of the acquisition, thereby making a payment into the capital reserves.

Furthermore, the capital reserves additionally include the effects from the difference between the market interest rate and the actual interest rate of a shareholder loan granted at an off-market interest in 2011 of EUR 55,842k. The amount was based on the loan agreement concluded in 2011, which stipulated an interest rate of 10% p.a. In a supplementary agreement dated October 18, 2012, the interest rate agreed in the original loan agreement was changed to 10.104% resulting in a decrease in the capital reserves by EUR 2,065k to EUR 53,777k.

In terms of the IFRS valuation, the transaction described under note (8.11) changes the amount recognized in the capital reserves from EUR 53.8m to EUR 17.1m.

The accumulated other reserves include gains and losses that are recognized directly in equity rather than in profit or loss. The cash flow hedge reserve includes net gains and losses from the change in the fair value of the effective portion of cash flow hedges (hedged financial instruments). The foreign currency translation reserve includes accumulated translation differences from foreign financial statements.

Other comprehensive income (OCI) is recognized in the Successor consolidated statement of comprehensive income. The accumulated volume of the related reserves is presented in the Successor consolidated statement of changes in equity.

(c) Consolidated loss for the period

The Successor consolidated loss for the period of EUR 18,858k (prior year: loss of EUR 19,120k) includes the consolidated result for the fiscal year. The net loss after taxes corresponds to the consolidated loss for the fiscal year recognized in the income statement.

(8.9) Pension provisions and post-retirement benefits

Provisions for pensions are established to cover benefit plans for retirement, disability and surviving dependents´ pensions. The benefit obligations vary depending on the legal, tax and economic circumstances in the various countries in which the companies operate. Generally, the level of benefit depends on the length of service and the remuneration.

Germany accounted for at around 81% in 2013 (and 79% in 2012) the majority of provisions for defined benefit pension obligations. There are also defined contribution pension plans in Germany and USA for which our group companies make regular contributions to off balance sheet pension funds managed by third party insurance companies.

In South Korea, the company pension plan provides at the option of employees either defined benefit or defined contribution benefits. Plan assets relating to this plan remain on the balance sheet of our group operating company in South Korea.

Although we consider our actuarial assumptions to be reasonable and appropriate, risks from defined benefit obligations can arise, which could result in higher than currently anticipated liabilities.

The provisions developed as follows:

	USD Convenience Translation	Successor
	In USD k	In EUR k
	As at Dec 31,	As at Dec 31,
	2013	2013	2012
At the beginning of the period	51,206	37,162	28,982
Actuarial gain (-) loss (+)	2,116	1,536	7,091
Net pension expense (+) income (-)	(1,058)	(768)	2,690
Change in the fair value of plan assets	(980)	(711)	(354)
Expected deferred compensation	762	553	254
Utilization	(1,114)	(808)	(1,251)
Exchange difference	(1,407)	(1,021)	(250)
Pension provisions at the end of the period	49,525	35,943	37,162

The weighted averages in the table below were used in the actuarial valuation of the assumptions underlying the obligations.

	Successor
Assumptions	As at Dec 31,
	2013	2012
Discount rate	3.75	4.0
Mortality	Heubeck Richttafeln 2005G	Heubeck Richttafeln 2005G
Future pension increase	2.0	2.0

A quantitative sensitivity analysis for significant assumption as at December 31, 2013 is as shown below:

In %	USD Convenience Translation					Successor
	In USD k					In EUR k
	As at Dec 31,					As at Dec 31,
	2013					2013
	Discount Rate		Pension Trend		Mortality	Discount Rate		Pension Trend		Mortality
Sensitivity level	3.25%	4.25%	1.50%	2.50%	-20.00%	3.25%	4.25%	1.50%	2.50%	-20.00%
Impact on defined benefit obligation	(4,325)	3,671	1,715	(1,890)	(1,954)	(3,139)	2,664	1,245	(1,372)	(1,418)

The present value of the defined benefit obligation developed as follows:

	USD Convenience Translation	Successor
	In USD k	In EUR k
	As at Dec 31,	As at Dec 31,
	2013	2013	2012
Present value of defined benefit obligation at the beginning of the period	56,714	41,160	32,391
Actuarial gain (-), loss (+)	2,116	1,536	7,091
Current service cost	3,036	2,203	1,292
Interest cost	2,264	1,643	1,652
Benefits paid	(1,113)	(808)	(1,251)
Past service cost	(5,423)	(3,936)	–
Currency translation	(1,580)	(1,147)	(15)
Present value of defined benefit obligation at the end of the period	56,013	40,651	41,160

The fair value of plan assets developed as follows:

	USD Convenience Translation	Successor
	In USD k	In EUR k
	As at Dec 31,	As at Dec 31,
	2013	2013	2012
Fair value of plan assets at the beginning of the period	5,509	3,998	3,409
Return on plan assets	172	125	175
Employer contributions	1,131	821	512
Employee contributions	252	183	707
Actuarial gain (+)/loss (-)	–	–	(21)
Benefits paid	(452)	(328)	(1,019)
Currency translation	(124)	(90)	235
Other	–	–	–
Fair value of plan assets	6,489	4,709	3,998

The plan assets are held by Orion Engineered Carbons Co. Ltd. Korea, Bupyeong-gu, South Korea, and relate to qualifying insurance policies.

The actual return on plan assets amounted to EUR 125k and EUR 154kfor the years ended December 31, 2013 and 2012.

Financing as at December 31, 2013 and 2012 was as follows:

	USD Convenience Translation	Successor
	In USD k	In EUR k
	As at Dec 31,	As at Dec 31,
	2013	2013	2012
Defined benefit obligation	56,013	40,651	41,160
Fair value of plan assets	(6,489)	(4,709)	(3,998)
Pension provision	49,524	35,942	37,162

The total pension expense for continuing operations breaks down as follows:

	USD Convenience Translation	Successor			Predecessor
	In USD k	In EUR k			In EUR k
	Period ended Dec 31,	Period ended Dec 31,			As at Jul 29,
	2013	2013	2012	2011	2011
Current service cost	3,036	2,203	1,292	476	807
Interest expense	2,264	1,643	1,652	826	825
Return on plan assets	(172)	(125)	(154)	(61)	61
Repayment of past service cost	–	–	–	29	(29)
Past service cost/income	(5,423)	(3,936)	–	–	37
Offsetting of actuarial losses	–	–	–	25	(25)
Expected deferred compensation	(762)	(553)	(254)	(97)	(235)
Net pension expense	(1,058)	(768)	2,536	1,198	1,441

The income from past service cost, mainly as a result from the shortfall of future dynamic, is due to the rearrangement of the existing plans as described above since no new entitlements can be earned. Those dynamics have been assumed in past actuarial valuation as required.

The interest cost is shown in the interest result, see note (7.4). The other amounts are recorded as personnel expenses (pension expenses) in the functional areas. Total personnel expenses are presented under note (11.2). The expected pension expense for 2014 amounts to EUR 2,086k. The weighted average term of the pension obligation is 21.2 years.

The Company paid EUR 10,754k, EUR 12,639k, EUR 5,071k and EUR 3,194k for the years ended December 31, 2013, 2012 and 2011 and for the period from January 1 to July 29, 2011 for state defined contribution pension schemes (statutory pension insurance) in Germany and abroad. This amount is also recognized as personnel expenses (social security costs).

(8.10) Other provisions

Other provisions are as follows:

	USD Convenience Translation			Successor
	In USD k			In EUR k			In EUR k
	As at Dec 31,			As at Dec 31,
	2013			2013			2012
	Total	Thereof current	Thereof non- current	Total	Thereof current	Thereof non- current	Total	Thereof current	Thereof non- current
Personnel provisions	45,900	29,291	16,608	33,311	21,258	12,053	33,255	14,292	18,963
Provisions for emission rights	2,724	2,724	–	1,977	1,977	–	2,624	2,624	–
Provisions for sales and procurement	4,751	4,751	–	3,448	3,448	–	4,344	4,344	–
Provisions for environmental protection measures	2,409	671	1,738	1,748	487	1,261	1,786	478	1,308
Provisions for restoration	2,342	–	2,342	1,700	–	1,700	1,630	–	1,630
Other provisions	23,559	23,559	–	17,098	17,098	–	8,235	5,139	3,096
Total	81,684	60,996	20,688	59,282	44,268	15,014	51,875	26,877	24,998

Personnel provisions are recognized for a number of different contingencies. These include management bonuses and variable compensation, statutory phased retirement arrangements and other company early retirement agreements, accrued vacation, life working time arrangements and long-service obligations. The majority of the provisions will be utilized within five years. Where necessary, the requirements of IAS 19.93A were also applied to actuarial gains and losses relating to other provisions.

The provision for emission rights represents the obligation to remit emission rights equal to the Company’s greenhouse gas emissions in the respective year by April 30 of the next year. This obligation is measured at the costs of the emission rights to be remitted on December 31, 2013 (see note (8.5)).

Provisions for sales and procurement mainly relate to guarantee obligations, outstanding sales commissions, price reductions such as discounts and bonuses, purchased goods and services not yet invoiced. All the provisions will be utilized within the subsequent year.

Provisions for restoration and environmental protection measures are mandatory due to agreements, laws and requirements imposed by authorities. They include soil treatment, water protection, landfill restoration and soil decontamination obligations. A small amount of the recognized provisions will be utilized in the short term, while the majority will generally be utilized on a long-term basis after more than five years.

The provision for other obligations includes risks from legal disputes, administrative or fines proceedings, in particular in the areas of product liability and patent, tax, anti-trust, environmental, legal and advisory services as well as the Portugal closure related expenses.

Other provisions developed as follows in the fiscal year:

	Successor
	In EUR k
	Personnel Provisions	Provisions for sales and procurement	Provisions for environmental protection measures	Provisions for emission rights	Provisions for restoration	Other Provisions	Total
As at Jan 01, 2012	28,094	2,047	1,798	4,135	1,615	12,544	50,233
Currency translation	416	11	(1)	(16)	32	145	587
Allocations	14,847	4,333	36	2,640	15	2,597	24,468
Utilization	(9,900)	(1,338)	(102)	(4,135)	(32)	(5,799)	(21,306)
Reversals	(1,816)	(709)	–	–	–	(1,251)	(3,776)
Unwinding of the discount/change in interest rate	1,614	–	55	–	–	–	1,669
As at Dec 31, 2012	33,255	4,344	1,786	2,624	1,630	8,236	51,875
As at Jan 01, 2013	33,255	4,344	1,786	2,624	1,630	8,236	51,875
Currency translation	(262)	(201)	(1)	–	(70)	793	259
Additions	21,246	4,792	61	1,977	140	18,831	47,047
Utilization	(20,236)	(4,605)	(102)	(2,624)	–	(10,005)	(37,572)
Reversals	(1,252)	(882)	(15)	–	–	(757)	(2,906)
Unwinding of the discount/change in interest rate	561	–	19	–	–	–	580
As at Dec 31, 2013	33,312	3,448	1,748	1,977	1,700	17,098	59,283

	USD Convenience Translation
	In USD k
As at Jan 01, 2013	45,822	5,986	2,461	3,616	2,246	11,348	71,479
Currency translation	(361)	(277)	(1)	–	(96)	1,093	357
Additions	29,275	6,603	84	2,724	193	25,947	64,826
Utilization	(27,883)	(6,345)	(141)	(3,616)	–	(13,786)	(51,770)
Reversals	(1,725)	(1,215)	(21)	–	–	(1,043)	(4,004)
Unwinding of the discount/change in interest rate	773	–	26	–	–	–	799
As at Dec 31, 2013	45,901	4,751	2,409	2,724	2,342	23,559	81,686

(8.11) Trade payables, other financial liabilities

	USD Convenience Translation			Successor
	In USD k			In EUR k			In EUR k
	As at Dec 31,			As at Dec 31,
	2013			2013			2012
	Total	Thereof current	Thereof non- current	Total	Thereof current	Thereof non- current	Total	Thereof current	Thereof non- current
Euro and US Dollar senior secured notes	736,580	–	736,580	534,567	–	534,567	541,103	–	541,103
Liabilities to shareholders	356,068	–	356,068	258,413	–	258,413	264,785	–	264,785
Trade payables	137,116	137,116	–	99,511	99,511	–	98,420	98,420	–
Liabilities from derivatives	5,623	873	4,751	4,081	633	3,448	4,792	4,767	24
Liabilities to banks	2,896	2,896	–	2,102	2,102	–	–	–	–
Other financial liabilities	21,296	21,076	220	15,455	15,296	160	2,311	2,301	10
Total	1,259,580	161,961	1,097,619	914,130	117,542	796,588	911,411	105,489	805,922

In order to acquire Evonik Black, Orion obtained the financing presented below under (a) to (c).

(a) Euro and US Dollar senior secured notes

The item “Euro and US Dollar senior secured notes” includes the two debt securities described below:

In June 2011 Orion Engineered Carbons Bondco GmbH, which at the time traded as Kinove German Bondco GmbH, issued Euro-denominated senior secured notes with an aggregate principal amount of EUR 355m bearing interest of 10.000% p.a. The issue price was 100% of the aggregate principal amount. The Euro-denominated senior secured notes mature on June 15, 2018 and bear interest of 10.000% p.a., payable at half-yearly intervals as at June 15 and December 15. On June 15, 2012, the Company decided on the voluntary early repayment of 10% of the nominal amount of the notes and paid EUR 35.5m to the lenders.

Also in June 2011, the Company issued US Dollar-denominated senior secured notes with an aggregate principal amount of USD 350m, translated at a rate of EUR/USD 1.4308 as at the date of the transaction (July 29, 2011) (EUR 244,619k) bearing interest of 9.625% p.a. The issue price was 100% of the aggregate principal amount. The US Dollar-denominated senior secured notes mature on June 15, 2018 and bear interest of 9.625% p.a., payable at half-yearly intervals as at June 15 and December 15. The US Dollar-denominated senior secured notes are translated at the closing rate. On June 15, 2012, the Company decided on the voluntary early repayment of 10% of the nominal amount of the notes and paid USD 35m to the lenders.

Transaction costs incurred directly in connection with the issue of the Euro and US Dollar denominated senior secured notes, thereby reducing their carrying amount, are released to expenses pro rata over the term of the notes. Transactions costs incurred in connection with the unused revolving credit facility are also deferred and released to income on a straight-line basis over the term of the facility (until June 10, 2017).

The transaction costs incurred totaling EUR 28,864k are deferred and released to profit and loss on a pro rata basis for the senior secured notes over the term of these using the effective interest method (for a portion of EUR 20.3m) and for the super senior revolving facility on a straight-line basis over the term of the facility (for a portion of EUR 8.6m).

In fiscal year 2013, an amount of EUR 5,220k was recognized in profit or loss in this regard (prior years: 3,608k in 2012, EUR 1,721k in 2011). EUR 3,799k (prior years: EUR 2,187k in 2012, EUR 1,010k in 2011) thereof relates to the Euro and US Dollar-denominated senior secured notes.

The amount recognized as at December 31, 2013 includes the nominal amount of the Euro and US Dollar-denominated senior secured notes plus accrued unpaid interest less deferred transaction costs of 13,343k (prior year: EUR 17,142k).

(b) Liabilities to shareholders

Liabilities to shareholders relate to a fully subordinated loan granted at the time of the acquisition with a nominal value of EUR 277,450k by Kinove Luxembourg Holdings 3 S.à r.l., Luxembourg (LuxCo3). Both LuxCo 3 and Orion have the same sole shareholder – LuxCo2. The loan and the accrued interest and compound interest thereon are due on July 29, 2021. In a supplementary agreement to the loan agreement dated October 18, 2012, the original interest rate agreed was increased from 10% p.a. to 10.104% p.a. This originally agreed non-market interest rate of 10% gave rise to a discount of EUR 55,842k on July 29, 2011 (see also note (8.8 (b))), which was recognized as other capital reserves in equity in 2011 and will be allocated to the interest result in installments over the term of the loan. The increased interest rate resulted in an unscheduled decrease in the discount.

Orion changed the terms of its fully subordinated shareholder loan on February 1, 2013. The terms of the loan, which was originally due on July 27, 2021, were adapted so that Orion can now also make early repayments. Thanks to its continued good liquidity situation, Orion was able to take advantage of the resulting flexibility and paid down EUR 43.0m of the EUR 44.0m in interest accrued to date.

In exchange for this advantage, Orion agreed to accept further adjustments to the loan agreement. The term was shortened by two years, the remaining amount following the repayment was converted into USD and the interest rate was adjusted. Effective with this restructuring of the loan, Orion repays the interest accrued in every six-month interest period, the interest rate is 10.74% instead of the previous rate of 10.104%. If the interest is not repaid, the interest rate will be 11.59%. The maximum interest expense from the amended loan agreement will not exceed overall the interest expense that would have resulted had the contractual conditions remained unchanged. In terms of the IFRS valuation, this transaction changes the amount recognized in the capital reserves from EUR 53.8m to EUR 17.1m (see also note (10.4) for further explanations).

On August 1, 2013 another voluntary cash payment of accrued interest for the period February 1 to August 1 of EUR 15.4m was made.

(c) Revolving credit facility

In connection with the Acquisition, Orion, Orion Engineered Carbons Bondco GmbH and Orion Engineered Carbons GmbH entered into an agreement on a revolving credit facility (RCF) of USD 250m that serves to generally safeguard the Company’s liquidity. This credit facility had never been utilized for cash drawings as at the reporting date or by the time of the preparation of the financial statements. The available volume of this credit facility was decreased only by guarantees of EUR 1.7m (prior year: EUR 7.8m).

Unamortized transaction costs that were incurred in conjunction with the RCF in June 2011 amount to EUR 4,972k as at December 31, 2013 (prior year: EUR 6,607k).

(d) Trade payables

Trade payables are due within one year.

(e) Liabilities from derivatives

EUR 4,005k (prior year: EUR 90k) of liabilities from derivatives totaling EUR 4,081k (prior year: EUR 4,792k) relates to the mark-to-market measurement of current foreign currency derivatives and EUR 76k (of which EUR 76k is non-current) relates to the mark-to-market measurement of purchase and sale contracts (commodity derivatives) (prior year: EUR 4,702k of which EUR 25k was non-current).

(8.12) Deferred and Current taxes

Deferred taxes were recognized as follows:

	USD Convenience Translation			Successor
	In USD k			In EUR k			In EUR k
	As at Dec 31,			As at Dec 31,
	2013			2013			2012
	Total	Thereof current	Thereof non- current	Total	Thereof current	Thereof non- current	Total	Thereof current	Thereof non- current
Deferred tax assets	59,395	–	59,395	43,105	–	43,105	47,108	14,412	32,696
Income tax receivables	16,441	16,441	–	11,932	11,932	–	3,288	2,011	1,277
Deferred tax liabilities	60,348	117	60,231	43,797	85	43,712	59,742	8,515	51,228
Income tax liability	8,107	8,107	–	5,883	5,883	–	3,064	2,088	976

	USD Convenience Translation	Successor
	In USD k	In EUR k
	As at Dec 31,	As at Dec 31,
Deferred tax asset resulting from:	2013	2013	2012
Assets
Intangible assets	323	234	1,916
Property, plant and equipment	517	375	8,846
Financial assets	3,158	2,292	2,167
Inventories	3,395	2,464	1,940
Receivables, other assets	1,160	842	3,509
Liabilities
Provisions	22,631	16,424	16,682
Liabilities	15,016	10,898	13,027
Loss carryforwards	28,645	20,789	14,373
Tax Credits	–	–	–
Other	–	–	–
Interest carryforwards	843	612	–
Total deferred tax assets Thereof: current deferred tax assets of EUR 18,876k (2012: EUR 14,565k)	75,689	54,930	62,460
Netting with deferred tax liabilities	(16,294)	(11,825)	(15,352)
Deferred tax assets (net)	59,395	43,105	47,108

	USD Convenience Translation	Successor
Deferred tax liability resulting from:	In USD k	In EUR k
	As at Dec 31,	As at Dec 31,
	2013	2013	2012
Assets
Intangible assets	813	590	1,920
Property, plant and equipment	47,455	34,440	35,180
Financial assets	1,007	731	6,103
Inventories	894	649	613
Receivables, other assets	15,929	11,560	11,545
Liabilities
Provisions	7,923	5,750	7,762
Liabilities	2,621	1,902	10,947
Other	–	–	1,025
Total deferred tax liabilities Thereof: current deferred tax liabilities of EUR 1,790k (2012: EUR 17,836k)	76,642	55,622	75,095
Netting with deferred tax assets	(16,294)	(11,825)	(15,352)
Deferred tax liabilities (net)	60,348	43,797	59,742
Net deferred tax liability	954	692	12,635

The assessment of the recoverability of deferred tax assets is based on management’s assessment of the recoverability of the deferred tax assets. This depends on future taxable profits being generated during the periods in which tax measurement differences reverse and tax loss carryforwards being able to be claimed. Orion expects that sufficient taxable income will be available to recover deferred tax assets due to the tax group in place.

As at December 31, 2013 and 2012 the Company disclosed certain loss carryforwards that were subject to restrictions with respect to the offsetting of losses. No deferred tax assets were recorded on these loss carryforwards if it is not likely that they will be used by future taxable income.

The following tax loss and interest carryforwards were recognized as at December 31, 2013 and 2012 (gross amounts):

	USD Convenience Translation	Successor
	In USD k	In EUR k
	As at Dec 31,	As at Dec 31,
	2013	2013	2012
Corporate income tax loss carryforwards	123,581	89,688	58,865
Trade tax loss carryforwards	54,393	39,475	25,785
Interest carryforwards for tax purposes	3,069	2,227	–
Total	181,042	131,390	84,650

No deferred tax assets were recognized for the following items (gross amounts):

	USD Convenience Translation	Successor
	In USD k	In EUR k
	As at Dec 31,	As at Dec 31,
	2013	2013	2012
Deductible temporary differences	34,500	25,038	21,544
Corporate income tax loss carryforwards	96,606	70,111	48,198
Trade tax loss carryforwards	889	645	–
Interest carryforwards for tax purposes	10,078	7,314	7,815
Total	142,073	103,108	77,557

The tax loss carryforwards for which no deferred tax assets were recorded and which do not expire amount to EUR 65,323k (prior year: EUR 45,099k). EUR 5,434k (prior year: EUR 3,099k) expire within 2 to 5 years.

No deferred taxes were recognized on a taxable temporary difference of EUR 1,827k (prior year: EUR 23,287k) in connection with subsidiaries (IAS 12.39).

Tax expense/income was as follows taking into account direct equity postings and expenses and income from continuing operations:

	USD Convenience Translation	Successor			Predecessor
	In USD k	In EUR k			In EUR k
	As at Dec 31,	As at Dec 31,			As at Jul 29,
	2013	2013	2012	2011	2011
Tax expense (for the year ended December 31, 2012: expense, for the year ended December 31, 2011: income, for the period from January 1 to July 29, 2011: expense) from continuing activities	(10,120)	(7,345)	(8,915)	9,805	(62,052)
Tax income recognized directly in equity	295	214	2,941	536	403

(9) Notes to the statement of cash flows

Significant non-cash expenses for the period ended December 31, 2013, 2012 and 2011 relate to interest on the shareholder loan granted by LuxCo3 (EUR 14,668k, EUR 29,410k, EUR 11,702k; see note (8.11)), and the reversal of capitalized transaction costs (EUR 5,220k, EUR 3,608k, EUR 1,721k).

Significant non-cash income included in the Predecessor combined income statement for the period from January 1 to July 29, 2011 relates to the US Debt waiver amounting EUR 127,992k, see note (6).

The interest paid was amounted to EUR 54,416k in 2013, EUR 58,901k in 2012 and EUR 29,572k in 2011. The interest paid on loans was amounted to EUR 10,690k for the period from January 1, 2011 to July 29, 2011.

(10) Other notes

(10.1) Capital management

Equity within the meaning of capital management comprises invested capital. This consists of the reported equity, the recognized non-current subordinated shareholder loan (plus the related interest liabilities incurred and recognized) and the senior secured notes issued less reported cash and cash equivalents.

The primary objective of the Group’s capital management is to ensure that it maintains an adequate credit rating and demonstrates an optimized cost structure to minimize cost of capital in order to support its business and maximize shareholder value, thereby safeguarding the Group’s ability to continue as a going concern. In order to achieve this overall objective, the Group’s capital management, amongst other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. Management monitors continuously to meet the covenants to avoid potential premature payment of our RCF (which has never been drawn). Covenant testing does not affect maturity of senior secured notes as long RCF is not drawn.

The capital management goals, guidelines and procedures as described in the following sections have remained unchanged since the Group commenced operations on July 29, 2011.

As at December 31, 2013 and 2012 invested capital comprises the following:

	Interest rate	Maturity	Comment	USD Convenience Translation	Successor
				In USD k	In EUR k
				As at Dec 31,	As at Dec 31,
				2013	2013	2012
Reported equity	N/A	N/A		(105,431)	(76,516)	836

Group loan (Kinove Luxembourg Holdings 3 S.à r.l.)	10.104% p.a.	Jul 27, 2021	Due at maturity, including compound interest	356,068	258,413	264,785
		(new: Jul 16, 2019)

Senior secured notes (cf. note (8.11(a))	10% p.a. (Euro) or 9.625% p.a. (US Dollar)	Jun 15, 2018	Due at maturity, half-yearly interest payments	736,580	534,567	541,103

Cash and cash equivalents	N/A	N/A	N/A	(97,008)	(70,403)	(74,789)

Total invested capital				890,209	646,062	731,935

(10.2) Additional disclosures on financial instruments

The income and expenses and gains and losses from financial instruments recognized in the income statement are presented as net items by measurement category as listed in IAS 39 Financial Instruments: Recognition and Measurement.

	USD Convenience Translation
	In USD k
	Period ended Dec 31,
	2013
	Loans and receivables	Financial assets held for trading	Liabilities held for trading	Liabilities measured at amortized cost
Income from the reversal of bad debt allowances	95	–	–	–
Income from the currency translation of monetary items	1,658	–	–	–
Income from the valuation of derivatives	–	4,497	–	–
Expenses from the currency translation of monetary items	–	–	–	(18,684)
Expenses from the valuation of derivatives	–	–	(3,044)	–
Income from the reversal of bad debt allowances on trade receivables	165	–	–	–
Result from loans and receivables	175	–	–	–
Income from exchange differences	6,052	–	–	–
Other interest-like income	514	–	–	–
Interest expenses from loans	–	–	–	(134,320)
Other interest-like expenses	–	–	–	(573)
Total	8,659	4,497	(3,044)	(153,578)

	Successor
	In EUR k
	Period ended Dec 31,
	2013	2012	2013	2012	2013	2012	2013	2012
	Loans and receivables		Financial assets held for trading		Liabilities held for trading		Liabilities measured at amortized cost
Income from the reversal of bad debt allowances	69	186	–	–	–	–	–	–
Income from the currency translation of monetary items	1,203	5,989	–	–	–	–	–	–
Income from the valuation of derivatives	–	–	3,264	4,787	–	–	–	–
Expenses from the currency translation of monetary items		–	–	–	–	–	(13,560)	(6,572)
Expenses from the valuation of derivatives	–	–	–	–	(2,209)	(4,241)	–	–
Income from the reversal of bad debt allowances on trade receivables	120	290	–	–	–	–	–	–
Result from loans and receivables	127	98	–	–	–	–	–	–
Income from exchange differences	4,392	3,724	–	–	–	–	–	–
Other interest-like income	373	817	–	–	–	–	–	–
Interest expenses from loans	–	–	–	–	–	–	(97,482)	(96,585)
Expenses from exchange differences	–	–	–	–	–	–	–	(1,962)
Other interest-like expenses	–	–	–	–	–	–	(416)	(876)
Total	6,284	11,104	3,264	4,787	(2,209)	(4,241)	(111,458)	(105,995)

The carrying amounts of the categories are presented in the measurement categories of IAS 39 Financial Instruments: Recognition and Measurement and are reconciled to the carrying amounts of the items in the statement of financial position. In addition, the Company presents the fair values of the categories as at December 31, 2013 and 2012.

The table below shows the reconciliation of the financial assets and liabilities:

	USD Convenience Translation		Successor
	In USD k		In EUR k
	As at Dec 31,		As at Dec 31,
	2013		2013	2012	2013	2012
	Carrying amount	Fair value	Carrying amount		Fair value
Loans and receivables
Trade receivables	272,304	272,304	197,623	212,988	197,623	212,988
Loans	2,092	2,092	1,518	1,644	1,518	1,644
Other financial assets	369	369	268	441	268	441
Cash and cash equivalents	97,008	97,008	70,403	74,789	70,403	74,789
Total	371,773	371,773	269,812	289,862	269,812	289,862

Financial assets held for trading
Receivables from derivatives	624	624	453	4,110	453	4,110
Available–for–sale financial assets
Other financial assets	238	238	173	88	173	88
Total financial assets	372,636	372,636	270,438	294,060	270,438	294,060

Liabilities measured at amortized cost
Euro and US Dollar-denominated senior	736,580	832,902	534,567	541,103	604,472	614,069
Liabilities to shareholders	356,068	394,895	258,413	264,785	286,592	333,187
Trade payables	137,116	137,116	99,511	98,420	99,511	98,420
Liabilities to banks	2,896	2,896	2,102	–	2,102	–
Other financial liabilities	21,296	21,296	15,455	2,311	15,455	2,311
Total	1,253,957	1,389,106	910,049	906,619	1,008,133	1,047,988

Liabilities held for trading
Liabilities from Derivatives	5,623	5,623	4,081	4,792	4,081	4,792
Total financial liabilities	1,259,580	1,394,729	914,130	911,411	1,012,214	1,052,779

The non-current receivables are measured on the basis of various parameters. Appropriate allowances are recognized for expected defaults.

The fair value of financial instruments recognized in the statement of financial position at their fair value is calculated using a three-level hierarchy on the basis of the figures used for the measurement.

-	Level 1: Quoted or market price in an active market

-	Level 2: Quoted or market price on an active market for similar financial instruments or other measurement techniques based on observable market data

-	Level 3: Measurement techniques not based on observable market data

The table below presents the allocation of the fair values to the hierarchy levels.

	USD Convenience Translation			Successor
	In USD k			In EUR k
	As at Dec 31,			As at Dec 31,
	2013	2013	2013	2013	2012	2013	2012	2013	2012
	Level 1	Level 2	Level 3	Level 1		Level 2		Level 3
Financial assets measured at fair value
Receivables from derivatives		624				453	4,110
Financial liabilities measured at fair value
Liabilities from derivatives		5,623				4,081	4,792
Liabilities for which fair values are disclosed:
Euro and US Dollar-denominated senior secured notes		832,902				604,472	614,069
Liabilities to shareholders		394,895				286,592	333,187

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly foreign exchange forward contracts and commodity forward contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodity. All derivative contracts are fully cash collateralized, thereby eliminating both counterparty and the Group’s own non-performance risk. As at December 31, 2013, the marked-to-market value of derivative asset positions is net of a credit valuation adjustment attributable to derivative counterparty default risk.

The fair value of our senior secured notes and shareholder loan is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities and checked against institutional quotations.

The following tables show a current and non-current split for currency and commodity derivatives:

	USD Convenience Translation			Successor
	In USD k			In EUR k
	As at Dec 31,			As at Dec 31,
	2013			2013	2012	2013	2012	2013	2012
	Thereof current	Thereof non- current	Total	Thereof current		Thereof non-current		Total
Receivables from foreign currency derivatives	547	–	547	397	157	–	–	397	157
Receivables from commodity derivatives	77	–	77	56	3,933	–	21	56	3,954
Total receivables from derivatives	624	–	624	453	4,090	–	21	453	4,111
Liabilities from foreign currency derivatives	5,518	–	5,518	4,005	90	–	–	4,005	90
Liabilities from commodity derivatives	–	105	105	–	4,677	76	24	76	4,701
Total liabilities from derivatives	5,518	105	5,623	4,005	4,767	76	24	4,081	4,791

Currency and commodity derivatives were accounted for as cash flow hedges if the criteria for hedge accounting were met. A regression analysis was used to test the effectiveness of the respective hedges.

Planned commodity purchases are hedged against price fluctuations in the fiscal year using commodity swaps with a fair value of EUR -20k, (prior year: EUR -749k)

The hedges of the commodity swaps have been classified as ineffective since the end of the first quarter of 2012. As a result, changes in the fair value of derivatives have been recognized in profit or loss since the first quarter of 2012.

In 2013, net expenses of EUR 93k arising from the valuation of derivatives (prior year’s net income: EUR 544k in 2012, EUR 0k in 2011) was included in the financial result.

Other comprehensive income recognized in equity and accumulated until the ineffectiveness was determined is offset against the operating result until the end of 2013. In 2013, net expenses of EUR 612k (prior years: EUR 663k in 2012, EUR 57k in 2011) were included in the operating result.

In 2013, a total of EUR 33k of unrealized gains from cash flow hedges that had been recognized in other comprehensive income was reversed (prior year’s unrealized gains: EUR 1,500k in 2012, EUR 1,698k in 2011).

In the Successor period of 2011, EUR -1,165k (including deferred taxes of EUR 533k) was recognized under other comprehensive income in connection with the effective portion of the hedges. Only a small amount was recognized in profit or loss for the year ended December 31, 2011 as the ineffective portion from the measurement of cash flow hedges.

In the period ended July 29, 2011, EUR -1,310k was recognized under other comprehensive income in connection with the effective portion of the hedges. An amount of EUR 403k was recorded as compensating deferred tax effect.

(10.3) Financial risk management

Overview

The Group is exposed to the following risks as part of its normal business activities:

•	Market risk, consisting of interest rate risk, currency risk and commodity risk

•	Liquidity risk

•	Credit risk

The Company’s corporate policy focuses primarily on limiting these risks for the Group’s business value and the operating performance to soften the impact of negative cash flow and earnings fluctuations without passing up opportunities from positive market developments. For this purpose, the Company established a systematic financial and risk management system. Interest rate and currency risks are managed centrally by Orion.

Commodity risks are recorded by the Group’s business units and managed centrally pursuant to existing group guidelines.

Derivative financial instruments are used to reduce the risk. They fully relate to the corresponding underlying. In the area of currency risk management, standard market products such as forward exchange contracts, options and currency swaps are used.

For the Predecessor combined financial statements financial risk management was performed centrally on Evonik Group level. The principles, methods and measures taken on the level of Predecessor are therefore identical to those of Evonik Group which are described below.

The Predecessor is exposed to financial risks in the normal course of business. A major objective of corporate policy is to minimize the impact of market, liquidity and default risks both on the value of the company and on profitability in order to check adverse fluctuations in cash flows and earnings without forgoing the opportunity to benefit from positive market trends. For this purpose a systematic financial and risk management system has been established. Interest rate and exchange rate risks are managed centrally (Evonik group level). Commodity risks are also identified centrally and hedged with the aid of commodity swaps in compliance with corporate guidelines.

Financial derivatives are used to reduce financial risks. They are entered into exclusively in connection with the corresponding underlying transactions relating to normal operating business, which provides a risk profile directly opposite to that of the hedged item. The instruments used to manage exchange rate risks are customary products found on the market such as forward exchange contracts and currency options. Commodity risks relating to oil are mainly hedged through commodity swap contracts.

(a) Market risk

Market risk can generally be divided into interest rate, currency and commodity risks. Currency risks arise on the procurement side through the purchase of raw materials and on the sales side through the sale of end products in currencies other than the functional currencies of the relevant companies.

The objective of currency management is to hedge the operations of these companies against income and cash flow fluctuations arising from exchange rate changes in these currencies in so far as this is economically viable and practicable. Recognized items are therefore fully hedged directly after being posted. Contrary effects from the offsetting of credit and debit items are taken into account in the process. Subsidiaries hedge risks in close cooperation with Corporate Treasury. Exchange rate fluctuations and commodity price fluctuations resulting from trade are mostly passed through to customers.

Interest rate risk

Interest rate risk management aims to protect the Successor consolidated and Predecessor combined profit or loss from negative effects from market interest rate fluctuations.

Changes in the interest rates would have an impact on the fair value (but not the carrying amount) of the fixed-interest liabilities. However, these changes would not have any impact on the cash flows due to contractually agreed fixed interest rates.

In the event of a refinancing of the fixed-interest liabilities, Orion would be exposed to interest rate risk which might arise from incurring new liabilities at this time due to higher interest rates.

As both the shareholder loan and the senior secured notes have fixed interest rates a market risk arising from changes in the yield curve currently relates to the existing (undrawn) Orion super senior revolving facility (RCF) only.

The table below shows the sensitivity of the interest expense of the Orion US Dollar RCF to changes in the interest rate. It shows the change resulting from a hypothetical fluctuation in the three-month LIBOR of 50 basis points (0.50%) as at December 31, 2013 and 2012 assuming that all other variables remain unchanged. The sensitivity analysis assumes that the hypothetical interest rate was valid and that the RCF was utilized in the full amount over the course of the entire year. The effect of this hypothetical change in the interest rate of the variable rate loan on Orion’s consolidated profit or loss before taxes for the year ended December 31, 2013 and 2012 is as follows:

	USD Convenience Translation		Successor
	In USD mill1)		In EUR mill1)
	Period ended Dec 31,		Period ended Dec 31,
	2013		2013		2012
	Increase by 0.50%	Decrease by 0.50%	Increase by 0.50%	Decrease by 0.50%	Increase by 0.50%	Decrease by 0.50%
Increase (decrease) in the interest expense	1.25	(1.25)	0.91	(0.91)	0.95	(0.95)
Increase (decrease) in the loss assuming going-concern operations before taxes	1.25	(1.25)	0.91	(0.91)	0.95	(0.95)

1)	EUR/USD exchange rate as at December 31, 2013: 1.3791

1)	EUR/USD exchange rate as at December 31, 2012: 1.3194

Please note that the RCF has not been drawn to date. The utilization was reduced by USD 2.3m (equivalent to EUR 1.7m, see note (10.5)) for guarantees.

For the Predecessor combined financial statements interest rate risk management aims to protect the profit or loss from negative effects from market interest rate fluctuations. Changes in the interest rates would have an impact on the fair value (but not the carrying amount) of the fixed-interest liabilities. Regarding interest rate risk, the Predecessor has partly been financed by loans bearing variable interest rates thereby assuring that interest rate payments are in line with market conditions and eliminating fair value risk.

In EUR k	Predecessor
As at Jul 29, 2011
Impact on income
+50 basis points	(782)
-50 basis points	782
+100 basis points	(1,564)
-100 basis points	1,564
+150 basis points	(2,346)
-150 basis points	2,346

Currency risk

Currency risks primarily stem from future cash flows related to interest payments and the voluntary repayment of the US Dollar-denominated shareholder loan. In addition to currency risks from operating activities and from net investments in foreign subsidiaries, these interest and principal repayments mainly represent the risk in connection with exchange rate fluctuations.

The liabilities denominated in US Dollars were economically fully hedged in 2013 for a period of three years. However no hedge accounting was applied.

The table below can only reliably show the sensitivity with regard to the effect of a change in the Euro/US Dollar exchange rate using the repayment amount and the interest for the US Dollar-denominated shareholder loan.

A fluctuation of the Euro/US Dollar exchange rate of 10% as at December 31, 2013 and 2012 with other conditions remaining unchanged would have the following effect before taxes on Orion’s earnings or capital:

	USD Convenience Translation		Successor
	In USD mill1)		In EUR mill1)
	Period ended Dec 31,		Period ended Dec 31,
	2013		2013		2012
	Value of the Euro in relation to the U.S. Dollar		Value of the Euro in relation to the U.S. Dollar
	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 10%
Decrease (increase) in the loss of foreign exchange rate	35.84	(43.80)	26.01	(31.79)	23.79	(29.08)
Increase (decrease) in income before taxes	35.84	(43.80)	26.01	(31.79)	23.79	(29.08)

1)	EUR/USD exchange rate as at December 31, 2013: 1.3791

1)	EUR/USD exchange rate as at December 31, 2012: 1.3194

For the Predecessor combined financial statements exchange rate risks relate to both the sourcing of raw materials and the sale of end-products in currencies other than the functional currency of the company concerned. The aim of currency management is to protect the company’s operating business from fluctuations in earnings and cash flows resulting from changes in exchange rates. Account is taken of the opposite effects arising from procurement and sales activities. The remaining currency risks to the Group chiefly relate to changes in the exchange rate of the Euro versus the US Dollar (USD).

A change of 5 percent and 10 percent in the exchange rates of the USD was modeled to simulate the possible loss of value of primary and derivative financial instruments. The effects on equity are pre-tax effects. Predecessor has the policy of hedging the complete foreign exchange rate exposure from the moment the exposure is recorded in the statement of financial position (e.g. the moment the receivable in foreign currency is recorded). In consequence, there is no net effect on profit or loss based on the recorded items in the statement of financial position in the case of a change in the exchange rate. The effects presented in the table below exclusively comprise the translation effects of the commodity derivatives of the German entity. Changes in the USD/EUR foreign exchange rate do not have any effect on the commodity derivatives of the US entity due to their quotation in US Dollar as the functional currency of the US entity is US Dollar.

Predecessor
In EUR k
As at Jul 29, 2011
Impact on equity
USD
+5%	43
-5%	(48)
+10%	82
-10%	(101)

Commodity risk

Commodity risks arise from changes in the market prices of raw material purchases and the sale of end products and electricity.

Raw materials are purchased exclusively to cover own requirements.

The Group manages commodity risk centrally for all business units. It records procurement risks and defines effective measures to minimize risk.

For example, price volatility is offset by means of price adjustment clauses in supply agreements with customers.

The price risk mainly relates to the oil price which has a significant influence on the purchase prices of the Group’s raw materials. If possible, this oil price effect is passed through on the sales side by way of appropriate price adjustment clauses. However, a time delay remains since the sales department only makes price adjustments on certain deferred cut-off dates. The hedging of the residual risk arising from this time delay is monitored continually. At the moment, no new derivative financial instruments are concluded as the risk from the time delay was minimized significantly by reducing the time needed for price adjustments and therefore the cost of hedging is no longer in proportion to the residual risk.

In addition to the change in the market prices of relevant raw materials and primary and intermediate products, their availability is an important factor.

The Group endeavors to reduce purchasing risks on the procurement markets through worldwide purchasing activities and optimized processes for the purchase of additional raw materials.

For the Predecessor combined financial statements commodity risks arise from changes in the market prices of raw material purchases and the sale of end products and electricity. Raw materials are purchased exclusively to cover own requirements.

Commodity risks have been managed on the level of the Predecessor since 2010. Procurement risks are identified and effective measures are taken to minimize them. For example, price escalation clauses and swaps are used to reduce price volatility. Other factors of importance for the Predecessor’s risk position are the availability and price of raw materials, starting products and intermediates. In particular, raw material prices of significance to the Predecessor are dependent on exchange rates and the price of crude oil. Pricing and procurement risks are reduced through worldwide procurement and optimized processes to ensure immediate sourcing of additional raw material requirements.

Commodity derivatives were used to hedge procurement price risks (crude oil). The following table shows the pre-tax impact of a change in oil price on equity for different scenarios, assuming no changes in the foreign exchange rate. Due to the effective hedge relationship with regard to commodity hedging there is no effect on profit or loss.

In EUR k	Predecessor
As at Jul 29, 2011
Impact on equity
Oil prices
+5%	(4)
-5%	4
+10%	(8)
-10%	8

(b) Liquidity risk

The liquidity risk is managed centrally on the basis of the business plan which ensures that the funds required to finance the business operations and current and future investments in all group entities are available in good time and in the currency required at optimum costs.

As part of the liquidity risk management process, the liquidity requirements for business operations, investing activities and other financing measures are calculated in the form of a financial status report and liquidity plan.

Orion held the following liquid funds as at December 31, 2013 and 2012:

Cash and cash equivalents:        EUR 70.4m and EUR 74.79m

Revolving credit facility, uncalled:        USD 250m (EUR 181.27m) and USD 250m (EUR 189.48m)

As at December 31, 2013 and 2012 and in the period up to the preparation of the financial statements EUR 1.7m and EUR 7.8m of this facility was utilized merely for guarantees (that were not recognized in the statement of financial position).

The following tables show the residual terms of significant financial liabilities and their impact on our cash flows based on their agreed maturity dates and the total interest and repayment amounts:

As at December 31, 2013:

	Successor
In EUR mill1)	2014	2015	2016	2017	Thereafter	Total
Debt:
to third parties	2.8	0.2	–	–	547.91)	550.9
to affiliated companies	12.5	–	–	–	273.61)	286.1
from derivatives	0.6	–	3.4	–	–	4.0
trade payables	99.5					99.5
Borrowing cost:
to third parties	53.92)	53.9	53.9	53.9	27.01)	242.6
to affiliated companies	29.82)	29.8	29.8	29.8	45.8	165.03)
Total	199.1112	83.9	87.1	83.7	894.3	1,348.1

1)	A EUR/USD of 1.3791 exchange rate is assumed at the date of repayment

2)	Interest denominated in US-Dollar is translated at a rate of EUR/USD of 1.3791

3)	Assuming that interest on “new” shareholder loan are going to be paid regularly until the maturity date July 16, 2019

	USD Convenience Translation
In USD mill1)	2014	2015	2016	2017	Thereafter	Total
Debt:
to third parties	3.9	0.3	–	–	755.61)	759.1
to affiliated companies	17.2	–	–	–	377.31)	394.2
from derivatives	0.8	–	4.7	–	–	5.5
trade payables	137.1					137.1
Borrowing cost:
to third parties	74.32)	74.3	74.3	74.3	37.21)	334.3
to affiliated companies	41.12)	41.1	41.1	41.1	63.1	227.63)
Total	274.4	115.6	120.0	115.3	1,232.3	1,857.6

1)	A EUR/USD of 1.3791 exchange rate is assumed at the date of repayment

2)	Interest denominated in US-Dollar is translated at a rate of EUR/USD of 1.3791

3)	Assuming that interest on “new” shareholder loan are going to be paid regularly until the maturity date July 16, 2019

See note (8.11) for information on the discount as at December 31, 2013 and 2012 associated to EUR 273.6m and EUR 277.5m debt to affiliated companies.

The disclosed financial derivative instruments in the above table are the net undiscounted cash flows. However, those amounts may be settled gross or net. The following table shows the corresponding gross amounts:

	Successor
In EUR mill	On demand	2014	2015	2016
Inflows	–	–	–	227.5
Outflows	(0.6)	–	–	(231.1)
Net	(0.6)	–	–	(3.7)
Discounted at the applicable interbank rates	(0.6)	–	–	(3.4)

	USD Convenience Translation
In USD mill	On demand	2014	2015	2016
Inflows	–	–	–	313.4
Outflows	(0.9)	–	–	(318.5)
Net	(0.9)	–	–	(5.1)
Discounted at the applicable interbank rates	(0.9)	–	–	(4.8)

The following table shows the residual terms of significant financial liabilities and their impact on our cash flows based on their agreed maturity dates and the total interest and repayment amounts in the prior year:

As at December 31, 2012:

	Successor
In EUR mill1)	2013	2014	2015	2016	2017	Thereafter	Total
Debt:
to third parties	–	–	–	–	–	561.81)	561.8
to affiliated companies	–	–	–	–	–	277.5	277.5
from derivatives	4.8	–	–	–	–	–	4.8
trade payables	98.4						98.4
Borrowing cost:
to third parties	55.32)	55.3	55.3	55.3	55.3	27.6	304
to affiliated companies	–	–	–	–	–	449.6	449.6
Total	158.6	55.3	55.3	55.3	55.3	1,316.50	1,696.12

1)	A EUR/USD of 1.30 exchange rate is assumed at the date of repayment

2)	Interest denominated in US-Dollar is translated at a rate of EUR/USD of 1.30

For the period from January 1 to July 29, 2011 as part of the Evonik group, the former Carbon Black business of Evonik (now Orion Engineered Carbons Group) was integrated in the liquidity risk management that is performed at the Evonik group level. The integration of the former Carbon Black business of Evonik was mainly implemented by the use of cash pooling. Additional liquidity requirements were thus met by the use of the possibility to draw additional funds via cash pooling or to draw loans from Evonik group companies that were not part of the Carbon Black business.

As at July 20, 2011 the Orion Engineered Carbons Group left the cash pooling agreement with the Evonik Group. The liquidity risk is managed centrally on the basis of the business plan which ensures that the funds required financing the business operations and current and future investments in all group entities are available in good time and in the currency required at optimum costs.

As part of the liquidity risk management process, the liquidity requirements for business operations, investing activities and other financing measures are calculated in the form of a financial status report and liquidity plan.

All non-derivative financial liabilities amounting to EUR 235,639k are current.

(c) Credit risk

Our maximum credit risk equals to the total carrying amount of our financial assets.

For the purpose of credit risk management, credit risks are divided into three categories and treated according to their specific features:

Credit risks for debtors and creditors, country risks and credit risks at financing partners.

A comprehensive internal limit system is used to analyze and monitor debtor credit risk on an ongoing basis.

Export orders are subjected to an additional political risk (country risk) analysis, producing an overall risk made up of political and economic risks. Deliveries to customers are generally covered by letters of credit or credit insurance. As at December 31, 2013 and 2012, 37 customers owed Orion more than EUR 1m each, which accounted for 61% (prior year: 37/67%) of outstanding receivables. Seven customers had outstanding accounts of more than EUR 5m, making up just under 33% of total receivables (prior year: ten/43%).

Due to the variety of transactions and the large number of customers, there are no significant risk concentrations.

For financing partners, a specific limit for each risk type (money market, capital market and derivatives) is defined.

As part of credit analyses, maximum limits are set for each contracting partner. To this end, the Company particularly uses ratings of international rating agencies and its own internal credit checks and, in the case of banks, the limits defined in their deposit protection systems and their liable capital.

For the Predecessor combined financial statements the principles of managing risk of default are identical to the principles applied by the Evonik group. A large part of the risk management measures is taken centrally at the Evonik group level and not on the level of Predecessor.

Credit risk management divides default risk into three categories, which are analyzed separately on the basis of their specific features. The three categories are debtor and creditor risk, country risk and the risk of default by financial counterparties.

The debtor and creditor default risks are analyzed and monitored continuously with the aid of an internal limit system. Political risk (country risk) is also taken into account for export orders so that the overall risk assessment takes account of both political and economic risk factors. On the basis of the analysis, a maximum risk exposure limit is set for the contracting party. The credit standing of contracting parties is updated constantly via ratings or scoring processes.

In addition, a specific limit is set for financial counterparties for each type of risk (money market, capital market and derivatives). Maximum limits for each contracting party are set on the basis of the creditworthiness analyses. These are normally based on the ratings issued by international rating agencies and our own internal analysis of credit standing. In the case of banks, the level of deposits covered by the deposit insurance system and liable capital are also taken into account.

(10.4) Related parties

The Group has related parties in addition to the subsidiaries included in the Successor consolidated financial statements.

Related parties are LuxCo2 as shareholder of Orion Engineered Carbons Holdings GmbH, its shareholder LuxCo1, its shareholders and the sister companies of Orion in the groups of these direct and indirect shareholders, especially LuxCo3 and joint ventures of Orion that are accounted for using the equity method.

At the time of the acquisition, LuxCo3, a sister company of Orion (both of which are held by the sole shareholder LuxCo2), granted Orion a loan with a total volume of EUR 277,450k. The loan and the accrued interest and compound interest thereon are due on July 27, 2021.

Orion changed the terms of its fully subordinated shareholder loan on February 1, 2013. The terms of the loan, which was originally due on July 27, 2021, were adapted so that Orion can now also make early repayments. Thanks to its continued good liquidity situation, Orion was able to take advantage of the resulting flexibility and pay down EUR 43.0m of the EUR 44.0m in interest accrued to date.

In exchange for this advantage, Orion agreed to accept further adjustments to the loan agreement. The term was shortened by two years, the remaining amount following the repayment was converted into USD and the interest rate was adjusted. If, in the future, Orion repays the interest accrued in every six-month interest period, the interest rate will be 10.74% instead of the previous rate of 10.10%. If the interest is not repaid, the interest rate will be 11.59%. The maximum interest expense from the amended loan agreement will not exceed overall the interest expense that would have resulted had the contractual conditions remained unchanged. This results from the repayments as well as the shortened term of the new contract, despite the somewhat higher interest rates. In terms of the IFRS valuation, this transaction changes the amount recognized in the capital reserves from EUR 53.8m to EUR 17.1m.

On August 1, 2013 another voluntary cash payment of accrued interest for the period February 1 to August 1 of EUR 15.4 million was made.

The present value of liability recognized as at the reporting date amounts to EUR 258,413k (prior year: EUR 264,785k). In the fiscal year, effective interest expenses of EUR 30,934k (prior year: EUR 29,496k) were recognized.

The present value of the difference between a liability bearing the standard market interest rate (12.67% p.a.) and a liability with a contractually agreed interest rate (10.74% p.a.) (initial discount), was recognized under other capital reserves and decreased by EUR 36,686k from EUR 53,777k to EUR 17,091k in the fiscal year due to the transaction described above on February 1, 2013.

The nominal liability in connection with the loan amounts to EUR 291,222k as at December 31, 2013 (prior year: EUR 318,840k).

Orion receives advisory services from fund entities of the principal shareholders under a consulting and support agreement. This did not result in any liabilities as at the reporting date. An amount of EUR 3,210k, EUR 3,149k and EUR 375k was recognized as an expense for the years ended December 31, 2013, 2012 and 2011.

The following table shows the change of the balances from in-house banking as well as interest income as at December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011:

	USD Convenience Translation		Successor
	In USD k		In EUR k
	As at and for the year ended Dec 31,		As at and for the year ended Dec 31,
	2013		2013		2012		2011
	Receivables from payment transfers	Interest income	Receivables from payment transfers	Interest income	Receivables from payment transfers	Interest income	Interest income
Kinove Luxembourg Holdings 1 S.à. r.l.	299	11	217	8	268	7	–
Kinove Luxembourg Holdings 2 S.à. r.l.	116	3	84	2	60	2	–
Kinove Luxembourg Holdings 3 S.à. r.l.	3	1	2	1	35	1	–

With the exception of the above mentioned interest rate on the shareholder loan, all transactions with related parties were concluded at arm’s length.

Related parties are key management personnel having authority and responsibility for planning, directing and monitoring the activities of the Group directly or indirectly and their close family members.

Since the beginning of fiscal year 2012, certain members of the administrative board, corporate management and senior management have been shareholders of an investment company domiciled in Luxembourg which indirectly holds 11% of the shares in Orion Engineered Carbons Holding GmbH. This group of persons indirectly holds 8% of the shares in Orion Engineered Carbons Holdings GmbH. The indirect acquisition of shares did not take place under preferred terms but under the same terms as Rhône Investors and Triton Investors acquired their shares in LuxCo1, and thus indirectly in Orion Engineered Carbons Holdings GmbH.

Therefore this transaction did not have an effect on Orion Engineered Carbons Holdings GmbH’s earnings. Furthermore, the above mentioned group of persons is not entitled to freely sell its shares.

Remuneration paid to corporate management and other members of management amounted to EUR 7,275k (prior year: EUR 2,974k) and exclusively comprised short-term benefits.

Orion has no other significant business relationships with related parties.

Related parties according to the Predecessor combined financial statements for the period from January 1 to July 29, 2011 to which the Orion Engineered Carbons Group maintains relationships comprise all companies of the Evonik group, which are not included in the Orion Engineered Carbons Group.

The transactions and outstanding balances between Orion Engineered Carbons Group and these Evonik companies are shown in the following table:

Predecessor
In EUR k	Period ended Jul 29, 2011
Goods and services supplied	23,390
Goods and services received	37,673
thereof corporate center charges and shared service center costs	21,049
Other income	132,404

Goods and services supplied consist of sales of goods to companies of the Evonik group, mainly direct sales to the worldwide Evonik Chemicals sales offices in those cases where sales offices operate as distributors of carbon black. These sales are reported in revenue.

Goods and services received by the Carbon Black business comprise various types of expenses. Main expenses within these services are corporate center charges and shared service center costs (EUR 21,049k) which include services provided by Evonik to the Orion Engineered Carbons Group.

Other income contains a non cash transaction in terms of a debt waiver by Evonik for a loan granted to Orion Engineered Carbons LLC, USA (former Evonik Carbon Black, LLC) of EUR 127,992k.

Related parties include members of Group’s key management personnel, which are directly or indirectly responsible for corporate planning, management and oversight of the Group business (i.e. management of the largest operating entity (Orion Engineered Carbons GmbH)). In addition, related persons comprise members of Evonik group management to which the Orion Engineered Carbons Group management is placed in the direct chain of command (i.e., head of business unit Inorganic Material, Executive Board of Evonik Degussa GmbH and Executive Board and Supervisory Board of Evonik Industries AG.).

The transactions between the Predecessor and the members of the Orion Engineered Carbons Group key management are shown in the table:

Predecessor
In EUR k	Period ended Jul 29, 2011
Salaries and other short-term employee benefits	200
Bonuses	100
Post-employment benefits	300

(10.5) Contingent liabilities and other financial obligations

As at December 31, 2013 and 2012 contingent liabilities and other financial obligations break down as follows:

The nominal amounts of obligations from future minimum lease payments for assets leased under operating lease agreements have the following maturity structure:

Maturity	USD Convenience Translation	Successor
	In USD k	In EUR k
	As at Dec 31,	As at Dec 31,
	2013	2013	2012
Less than one year	4,717	3,423	3,096
1 to 2 years	2,979	2,162	3,018
2 to 3 years	1,823	1,323	1,251
3 to 4 years	909	660	918
4 to 5 years	595	432	585
More than 5 years	2,648	1,922	480
Total	13,672	9,922	9,348

To safeguard the supply of raw materials, contractual purchase commitments under long-term supply agreements for raw materials, especially oil and gas, are in place with the following maturities:

Maturity	USD Convenience Translation	Successor
	In USD k	In EUR k
	As at Dec 31,	As at Dec 31,
	2013	2013	2012
Less than one year	283,416	205,687	124,648
1 to 5 years	561,821	407,737	268,205
More than 5 years	314,000	227,883	–
Total	1,159,237	841,307	392,853

Currently we are in negotiations with Korean labor unions in connection with a recent Korean Supreme Court decision pursuant to which recurring fixed bonus payments to Korean employees in certain circumstances constitutes ordinary wages. This decision has raised several issues for Korean companies generally and we cannot predict the outcome of such negotiations.

The following group companies jointly and severally declared a first ranking pledge over the collection of assets up to the maximum secured amount of USD 375,000,000 in separate agreements for registered pledge over collection of assets with UBS Limited in its capacity as security agent for the banking syndicate for the RCF on September 8, 2011:

•	Orion Engineered Carbons Holdings GmbH

•	Orion Engineered Carbons GmbH

•	Orion Engineered Carbons Co. Ltd.

•	Carbonal Engineered Carbons S. A.

•	Orion Engineered Carbons S. A. S.

•	Orion Engineered Carbons S.à r.l.

•	Orion Engineered Carbons sp. z o. o.

•	Norcarb Engineered Carbons AB

•	Orion Engineered Carbons LLC

The pledge serves as collateral for claims by UBS Limited as security agent arising out of the USD 250m super senior revolving facility agreement dated June 10, 2011 and the intercreditor agreement dated June 10, 2011 to which the abovementioned group entities also acceded on September 8, 2011.

Orion Engineered Carbons GmbH has one back-to-back guarantee issued by Commerzbank AG with a total volume of EUR 547k in favor of Evonik Industries AG (in prior year: two back-to-back guarantees with a total volume of EUR 5,547k), a Konnossement with a volume of EUR 33k issued by Commerzbank AG and a general CBO hedging guarantee with a volume of USD 1,500k (equivalent to EUR 1,088k) issued by Landesbank Hessen-Thüringen (in prior year: USD 3,000k or equivalent to EUR 2,274k). These guarantees in the amount of EUR 1,668k or USD 2,300k (prior year: EUR 7,821k or USD 10,319k) reduce the possible utilization limit of the RCF.

In addition, Orion Engineered Carbons GmbH has five guarantees with a total volume of EUR 14,117k issued by Atradius Kreditversicherung AG (in prior year: two guarantees with a total volume of EUR 4,341k).

In addition, Orion Engineered Carbons S.r.l. has two guarantees with a total volume of EUR 3,008k with SACE BT and two guarantees with a total volume of EUR 3,000k with Compagnie Francaise & SACE BT.

(11) Events after the reporting date

On April 14, 2014 Orion announced that it intends to redeem 10% of the original aggregate principal amount of the senior secured notes on May 5, 2014. The note holders have been notified that Orion calls for redemption EUR 35.5m in aggregate outstanding principal amount of Euro notes and USD 35.0m in aggregate outstanding principal amount of Dollar notes at a price equal to 103% of the principal amount plus accrued interest as at May 5, 2014, as provided for in the senior secured notes indenture.

Frankfurt am Main, April 19, 2014

Orion Engineered Carbons Holdings GmbH

The Management

Jack Clem	Charles Herlinger

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.   Indemnification Of Directors And Officers

Under German law, the registrant may not, as a general matter, indemnify members of its Management Board and Supervisory Board. Certain limited exceptions may apply if the indemnification is in the legitimate interest of the registrant. Upon the completion of the conversion of the registrant to a stock corporation as described in the prospectus, the registrant will indemnify the members of its Management Board and Supervisory Board, to the extent permissible under German law, from and against any liabilities arising out of or in connection with their services.

The registrant will provide directors’ and officers’ liability insurance for the members of its Management Board and Supervisory Board against civil liabilities, which they may incur in connection with their activities on behalf of the registrant. The registrant intends to expand their insurance coverage against such liabilities, including by providing for coverage against liabilities under the Securities Act.

In the underwriting agreement, the underwriters will agree to indemnify, under certain conditions, the registrant, the members of its Management Board and persons who control the registrant within the meaning of the Securities Act, against certain liabilities.

Item 7.   Recent Sales Of Unregistered Securities

In June 2011, Orion Engineered Carbons Bondco GmbH (previously Kinove German Bondco GmbH), a subsidiary of the registrant, issued €355,000,000 aggregate principal amount of 10.000% Senior Secured Notes due 2018 and $350,000,000 aggregate principal amount of 9.625% Senior Secured Notes due 2018 (collectively, the “Senior Secured Notes”), which are guaranteed on a senior basis by certain subsidiaries of the registrant and are secured by pledges of certain assets of subsidiaries of the registrant. The Senior Secured Notes were sold to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act and to investors outside the United States in compliance with Regulation S under the Securities Act. The Senior Secured Notes were offered to investors at 100.0% of the principal amount thereof. Goldman Sachs International, UBS Limited and Barclays Bank PLC acted as joint book-running managers for the initial purchasers.

Item 8.   Exhibits And Financial Statement Schedules

The following documents are filed as exhibits hereto:

Exhibit No.	Description

1.1	Form of Underwriting Agreement*

3.1	Articles of Association of Orion Engineered Carbons Holdings GmbH (English Translation)

3.2	Form of Articles of Association of Orion Engineered Carbons Holdings AG*

4.1	Form of Specimen of Ordinary Registered Share Certificate and English Translation*

4.2	Form of Deposit Agreement*

4.3	Form of American Depositary Receipt (included in Exhibit 4.2)*

5.1	Opinion of Sullivan & Cromwell LLP*

8.1	Opinion of Sullivan & Cromwell LLP as to U.S. tax matters*

8.2	Opinion of Sullivan & Cromwell LLP as to German tax matters*

Exhibit No.	Description

10.1	Amended and Restated Super Senior Revolving Credit Facility Agreement, dated as of December 21, 2012, among the Company, Orion Engineered Carbons Bondco GmbH, Orion Engineered Carbons GmbH, the subsidiaries named thereto, the lenders named therein, Barclays Capital, Goldman Sachs International and UBS Limited as arrangers and UBS Limited as agent and security agent*

10.2	Indenture, relating to the Senior Secured Notes, dated as of June 22, 2011, among Kinove German Bondco GmbH, as issuer, the guarantors named thereto and Deutsche Trustee Company Limited, as trustee, Deutsche Bank AG, London Branch, as principal paying agent and transfer agent, Deutsche Bank Luxembourg S.A. as registrar, Deutsche International Corporate Services (Ireland) Limited as Irish paying agent, Deutsche Bank Trust Company Americas, as U.S. paying agent, U.S. registrar and transfer agent and UBS Limited as security agent*

10.3	Subordinated Shareholder Loan Agreement, dated as of April 16, 2011, dated as of April 16, 2011, between Kinove Luxembourg Holdings 3 S.a r.l. and Kinove German Holdings GmbH*

10.4	Amended and Restated Subordinated Shareholder Loan Agreement, dated as of February 1, 2013, between Kinove Luxembourg Holdings 3 S.a r.l. and Orion Engineered Carbons Holdings GmbH*

10.5	Consulting and Support Agreement, dated as of July 28, 2011, among Kinove German Bidco GmbH, West Park Management Services Limited, OEC Holdings 3 SPV GP L.P. and OEC Holdings 4 SPV GP L.P*

21.1	List of Subsidiaries

23.1	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

23.2	Consent of Sullivan & Cromwell (included in Exhibit 5.1)*

*	To be filed by amendment.

Item 9.   Undertakings

The undersigned Registrant hereby undertakes that:

(1) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(3) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(4) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frankfurt am Main, Germany, on April 21, 2014.

Orion Engineered Carbons Holdings GmbH

By	/s/ Jack Clem
	Name:	Jack Clem
	Title:	Managing Director and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

/s/ Jack Clem Jack Clem	Managing Director and Chief Executive Officer (Principal Executive Officer)	April 21, 2014

/s/ Charles Herlinger Charles Herlinger	Managing Director and Chief Financial Officer (Principal Financial Officer)	April 21, 2014

/s/ André Schulze Isfort André Schulze Isfort	Head of Accounting and Reporting (Controller/Principal Accounting Officer)	April 21, 2014

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the United States Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States for Orion Engineered Carbons Holdings GmbH, has signed this registration statement and any amendment thereto in the City of New York, State of New York, on April 21, 2014.

/s/ David Nickelsen
Name:	David Nickelsen
Title:	Asst VP of Corporation Service Company

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